
RECEIVED
APR 0 7 2010
WASH, D.C.
200
SECTION
10011669


ACI
ARCH COAL, INC.

STEVEN F. LEER
Chairman and Chief Executive Officer

March 22, 2010

Dear fellow stockholder:

You are cordially invited to attend our annual meeting of stockholders on Thursday, April 22, 2010. We will hold the meeting at 10:00 a.m., Central Time, in the lower level auditorium at our headquarters located at CityPlace One, One CityPlace Drive, St. Louis, Missouri 63141. You can find maps with directions to our headquarters near the back of the proxy statement that accompanies this letter.

In connection with the annual meeting, we have enclosed a notice of the meeting, a proxy statement and a proxy card. We have also enclosed a copy of our annual report for 2009 which contains detailed information about us and our operating and financial performance.

I hope that you will be able to attend the meeting, but I know that not every stockholder will be able to do so. Whether or not you plan to attend, I encourage you to vote your shares. You may vote by telephone or on the Internet, or complete, sign and return the enclosed proxy card in the postage-prepaid envelope, also enclosed. The prompt execution of your proxy will be greatly appreciated.

Sincerely,

Steven F. Leer

STEVEN F. LEER
Chairman of the Board and Chief Executive Officer

1 CityPlace Drive, Suite 300 St. Louis, Missouri 63141 t: (314) 994-2700


ACI
ARCH COAL, INC.

One CityPlace Drive, Suite 300
St. Louis, Missouri 63141

March 22, 2010

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

The annual meeting of stockholders of Arch Coal, Inc. will be held in the lower level auditorium at our headquarters located at CityPlace One, One CityPlace Drive, St. Louis, Missouri 63141 on Thursday, April 22, 2010 at 10:00 a.m., Central Time. At the annual meeting, stockholders will consider the election of four nominees for director, the ratification of the appointment of our independent registered public accounting firm, the approval of an amendment and restatement of the Arch Coal, Inc. 1997 Stock Incentive Plan, the Section 162(m) approval of Arch Coal's Incentive Compensation Plan for Executive Officers, and any other business properly introduced at the meeting.

By order of the Board of Directors

ROBERT G. JONES
Senior Vice President-Law, General Counsel and Secretary

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PROXY STATEMENT

TABLE OF CONTENTS

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PROXY AND VOTING INFORMATION

Why am I receiving these proxy materials?

Our board of directors is soliciting proxies for the 2010 annual meeting of stockholders. On or about March 22, 2010, we expect to begin mailing these proxy materials to all stockholders of record at the close of business on February 22, 2010. On the record date, there were 162,474,101 shares of our common stock outstanding.

Where and when is the annual meeting?

We will hold the annual meeting on Thursday, April 22, 2010, at 10:00 a.m., Central Time, in the lower level auditorium at our headquarters located at CityPlace One, One CityPlace Drive, St. Louis, Missouri 63141. You can find maps with directions to our headquarters under "Directions to the Annual Meeting" in this proxy statement.

What am I being asked to vote on at the meeting?

We are asking our stockholders to elect the four nominees for director named in this proxy statement, to ratify the appointment of our independent registered public accounting firm, to approve an amendment and restatement of the Arch Coal, Inc. 1997 Stock Incentive Plan and to approve Arch Coal's Incentive Compensation Plan for Executive Officers for purposes of Section 162(m).

How many votes do I have?

You have one vote for each share of our common stock that you owned at the close of business on the record date. These shares include:

- Shares registered directly in your name with our transfer agent, for which you are considered the "stockholder of record;"
- Shares held for you as the beneficial owner through a broker, bank, or other nominee in "street name;" and
- Shares credited to your account in our employee thrift plan.

What is the difference between holding shares as a "stockholder of record" and as a "beneficial owner"?

If your shares are registered directly in your name with our transfer agent, you are considered the "stockholder of record" with respect to those shares. We have sent these proxy materials directly to you.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the "beneficial owner" of the shares held in street name. Your broker, bank or other nominee who is considered the stockholder of record with respect to those shares has forwarded these proxy materials to you. As the beneficial owner you have the right to direct your broker, bank or other nominee on how to vote your shares by using the voting instruction card included in the mailing or by following their instructions for voting by telephone or the Internet.

How can I vote my shares?

You can vote by proxy or in person.

How do I vote by proxy?

If you are a stockholder of record, you may vote by telephone, Internet, or mail. Our telephone and Internet voting procedures are designed to authenticate stockholders by using individual control numbers that can be found on the proxy card.

- Voting by telephone

You can vote by calling the toll-free telephone number on your proxy card. Telephone voting is available 24 hours a day, 7 days a week, until 11:59 p.m., Eastern Time, on the day before the meeting. If you vote by telephone, you do not need to return your proxy card.

- Voting by Internet

You can vote via the Internet. The web site for Internet voting is on your proxy card. Internet voting is available 24 hours a day, 7 days a week, until 11:59 p.m., Eastern Time, on the day before the meeting. If you vote via the Internet, you do not need to return your proxy card.

- Voting by mail

If you choose to vote by mail, simply mark your proxy card, date and sign it, and return it in the postage-paid envelope provided.

If you submit your proxy using any of these three methods, Steven F. Leer or Robert G. Jones will vote your shares in the manner you indicate. You may specify whether your shares should be voted for all, some, or none of the nominees for director and for or against any other proposals properly introduced at the annual meeting. If you vote by telephone or Internet and choose to vote with the recommendation of our board of directors, or if you vote by mail, sign your proxy card, and do not indicate specific choices, your shares will be voted "FOR" the election of all four nominees for director and "FOR" ratification of the appointment of our independent registered public accounting firm, the approval of an amendment and restatement of the Arch Coal, Inc. 1997 Stock Incentive Plan and the Section 162(m) approval of Arch Coal's Incentive Compensation Plan for Executive Officers.

If any other matter is presented, your proxy will authorize Steven F. Leer or Robert G. Jones to vote in accordance with their best judgment. At the time this proxy statement was printed, we knew of no matters to be considered at the annual meeting other than those referenced in this proxy statement.

If you wish to give a proxy to someone other than Steven F. Leer or Robert G. Jones, you may strike out their names on the proxy card and write in the name of any other person, sign the proxy, and deliver it to the person whose name has been substituted.

How can I revoke my proxy?

You may revoke a proxy in any one of the following three ways:

- Submit a valid, later-dated proxy;
- Notify Robert G. Jones, our secretary, in writing before the annual meeting that you have revoked your proxy; or
- Vote in person at the annual meeting.

How do I vote in person?

If you are a stockholder of record, you may attend the annual meeting and cast your vote in person.

If I hold shares in street name, how can I vote my shares?

You can submit voting instructions to your broker, bank or other nominee. In most instances, you will be able to do this by telephone, over the Internet, or by mail. Please refer to the voting instruction card included with these materials by your broker, bank or other nominee.

How do I vote my shares in the dividend reinvestment plan or the direct stock purchase plan?

If you participate in our dividend reinvestment plan or our direct stock purchase plan, your proxy will also serve as an instruction to vote the whole shares you hold under those plans in the manner indicated on the proxy. If your proxy is not received, the shares you hold in those plans will not be voted.

How do I vote my shares held in the employee thrift plan?

If you are both a registered stockholder and a participant in our employee thrift plan, you will receive a single proxy card that covers shares of our common stock credited to your plan account as well as shares of record registered in exactly the same name. Accordingly, your proxy card also serves as a voting instruction for the trustee of the plan. If your plan account is not carried in exactly the same name as your shares of record, you will receive separate proxy cards for individual and plan holdings. If you own shares through this plan and you do not return your proxy by April 12, 2010, the trustee will vote your shares in the same proportion as the shares that are voted by the other participants in the plan. The trustee will also vote unallocated shares of our common stock held in the plan in direct proportion to the voting of allocated shares in the plan for which voting instructions have been received unless doing so would be inconsistent with the trustee's duties.

Is my vote confidential?

Yes. Voting tabulations are confidential except in extremely limited circumstances. Such limited circumstances include contested solicitation of proxies, when disclosure is required by law, to defend a claim against us or to assert a claim by us and when a stockholder's written comments appear on a proxy or other voting material.

What "quorum" is required for the annual meeting?

In order to have a valid stockholder vote, a quorum must exist at the annual meeting. For us, a quorum exists when stockholders holding a majority of the outstanding shares of our common stock are present or represented at a meeting. For these purposes, shares that are present or represented by proxy at the annual meeting will be counted toward a quorum, regardless of whether the holder of the shares or proxy fails to vote on a particular matter or whether a broker with discretionary voting authority fails to exercise such authority with respect to any particular matter.

What vote is required?

Election of four directors (Proxy Item No. 1)	The nominees who receive the most votes for the available positions will be elected. If you indicate "withhold authority to vote" for a particular nominee on your proxy card, your vote will not count either "for" or "against" the nominee. Abstentions are not counted in the election of directors and do not affect the outcome.
Ratification of the appointment of independent . . . . registered public accounting firm (Proxy Item No. 2)	The affirmative vote of a majority of the shares present and entitled to vote at the meeting is required for ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm.
Approval of an Amendment and Restatement . . . . . . of the Arch Coal, Inc. 1997 Stock Incentive Plan (Proxy Item No. 3)	The affirmative vote of a majority of the shares present and entitled to vote at the meeting is required for the approval of an amendment and restatement of the Arch Coal, Inc. 1997 Stock Incentive Plan; provided that the total vote cast on the proposal represents over 50% in interest of all of our securities entitled to vote on the proposal.
Section 162(m) Approval of Arch Coal's . . . . Incentive Compensation Plan for Executive Officers (Proxy Item No. 4)	The affirmative vote of a majority of the shares present and entitled to vote at the meeting is required for the Section 162(m) approval of Arch Coal's Incentive Compensation Plan for Executive Officers; provided that the total vote cast on the proposal represents over 50% in interest of all of our securities entitled to vote on the proposal.

If a broker indicates on its proxy that it does not have authority to vote certain shares held in "street name," the shares not voted are referred to as "broker non-votes." Broker non-votes occur when brokers do not have discretionary voting authority to vote certain shares held in "street name" on particular proposals under the rules of the New York Stock Exchange, and the "beneficial owner" of those shares has not instructed the broker how to vote on those proposals. If you are a beneficial owner, your broker, bank or other nominee is permitted to vote your shares for or against "routine" matters such as the ratification of the appointment of our independent registered public accounting firm, even if the holder does not receive voting instructions from you. Brokers are not permitted to exercise discretionary voting authority to vote your shares for or against "non-routine" matters such as the election of directors, the approval of an amendment and restatement of the Arch Coal, Inc. 1997 Stock Incentive Plan and Section 162(m) approval of Arch Coal's Incentive Compensation Plan for Executive Officers if the holder does not receive voting instructions from you. Shares represented by proxies that are marked vote "withheld" with respect to the election of any nominee will not be considered in determining whether such nominee has received the affirmative vote of a plurality of the shares. Shares represented by proxies that are marked "abstain" with respect to any other mater to be voted upon at the annual meeting will have the effect of a negative vote.

Where can I find the voting results?

We intend to announce preliminary voting results at the annual meeting. We will publish the final results in a Current Report on Form 8-K, which we expect to file within four business days after the annual meeting is held. You can obtain a copy of the Form 8-K by logging on to our website at archcoal.com, by calling the Securities and Exchange Commission at 800-SEC-0330 for the location of the nearest public reference room, or through the EDGAR system at sec.gov. Information on our website does not constitute part of this proxy statement.

CORPORATE GOVERNANCE PRACTICES

Overview

We are dedicated to being a market-driven global leader in the coal industry and to creating superior long-term stockholder value. It is our policy to conduct our business with integrity and an unrelenting passion for providing the best value to our customers. All of our corporate governance materials, including the corporate governance guidelines, our code of conduct and board committee charters, are published under "Corporate Governance" in the Investors section of our website at archcoal.com. Information on our website does not constitute part of this proxy statement. The board of directors regularly reviews these materials, Delaware law, the rules and listing standards of the New York Stock Exchange and SEC regulations, as well as best practices suggested by recognized governance authorities, and modifies the materials as warranted.

Director Independence

It is the board of directors' objective to have an overwhelming majority of directors who are independent. We have adopted in our corporate governance guidelines the criteria established by the New York Stock Exchange for determining whether a director is independent. The board of directors has determined, in its judgment, that ten of the twelve members of the board of directors meet the New York Stock Exchange standards for independence. Other than Steven F. Leer and John W. Eaves, who are executive officers, each member of our board of directors satisfies the independence standards in the corporate governance guidelines. The independent members of the board of directors meet regularly without any members of management present. These sessions are normally held following or in conjunction with regular board meetings. Mr. James R. Boyd, chairman of the Nominating and Corporate Governance Committee and lead director, serves as the presiding director during executive sessions.

All members of our Audit, Nominating and Corporate Governance and Personnel and Compensation committees must be independent directors as defined by our corporate governance guidelines. Members of the Audit Committee must also satisfy a separate Securities and Exchange Commission independence requirement, which provides that they may not accept, directly or indirectly, any consulting, advisory or other compensatory fee from us or any of our subsidiaries other than their directors' compensation.

Code of Conduct

All of our employees, including our chief executive officer, our chief financial officer and each of the other executives named in this proxy statement, and directors must act ethically at all times and in accordance with the policies comprising our code of conduct, which is published under "Corporate Governance" in the Investors section of our website at archcoal.com. We intend to post amendments to or waivers from (to the extent applicable to one of our directors or executive officers) the code of conduct on our website.

Conflicts of Interest

Our code of conduct reflects our policy that all of our employees, including the executives named in this proxy statement, and directors must avoid any activity that creates, or may create, a conflict of interest, that might interfere with the proper performance of their duties or that might be hostile, adverse or competitive with our business. In addition, each of our directors and executive officers is encouraged to notify our board of directors when confronted with any situation that may be perceived as a conflict of interest, even if the person does not believe that the situation would violate our code of conduct or corporate governance guidelines. Our board of directors will then determine, after consultation with counsel, whether a conflict of interest exists. Directors who have a material personal interest in a particular issue may not vote on any matters with respect to that issue.

Board of Directors Risk Oversight

The entire board of directors is responsible for oversight of the company's risk management processes. Our Vice President of Enterprise Risk Management oversees risk management efforts, provides quarterly reports to our audit committee and provides reports to our board of directors at least once per year. In addition, our board of directors and its standing committees periodically request supplemental information or reports as they deem appropriate.

Board of Directors Leadership Structure

Our certificate of incorporation and bylaws provide for a board of directors that is divided into three classes as equal in size as possible. The classes have three-year terms, and the term of one class expires each year in rotation at that year's annual meeting. The size of the board of directors can be changed by a two-thirds vote of its members and is currently set at 12 members. Vacancies on the board of directors may be filled by a majority of the remaining directors. A director elected to fill a vacancy, or a new directorship created by an increase in the size of the board of directors, serves for the remainder of the full term of the class of directors in which the vacancy or newly created directorship occurred. As a matter of policy, the board of directors will submit the nomination of a director elected to fill a vacancy to the vote of our stockholders at the next annual meeting.

Mr. Leer has served as both the chairman of our board of directors and our chief executive officer since being appointed as chairman in April 2006. Mr. Boyd served as the chairman of our board of directors from 1998 until April 2006 and has served as our lead director since stepping down as the chairman of our board of directors. The responsibilities of the lead director include consulting with the chairman of the board of directors regarding agendas for board meetings and presiding over meetings of the board of directors during executive sessions of the independent directors.

Our board of directors has no fixed policy with respect to the separation of the offices of chairman of the board of directors and chief executive officer. Our board of directors retains the discretion to make this determination on a case-by-case basis from time to time as it deems to be in the best interest of the company and our stockholders at any given time. We believe our current board leadership structure is appropriate because it recognizes that in most cases one person should speak for and lead the company and the board of directors in order to promote unified leadership and direction. In addition, the board of directors believes that Mr. Leer has served effectively as a liaison between the board of directors and management by serving the company in both capacities. Our governance structure provides effective oversight of the board of directors through a strong and independent lead director, as well as the following:

- ten of the twelve members of our board of directors are independent;
- the board of directors has established and follows robust corporate governance guidelines, which are publicly available on our website;
- our Nominating and Corporate Governance Committee, Personnel and Compensation Committee and Audit Committee are all composed solely of independent directors; and
- our independent directors meet regularly in scheduled executive sessions.

Director Biographies

Qualifications and Diversity

Our corporate governance guidelines provide that our Nominating and Corporate Governance Committee and board of directors will nominate candidates for our board of directors who possess the following principal qualities: strength of character, an inquiring and independent mind, practical wisdom, and mature judgment. In addition to these qualities, the selection criteria for nomination include recognized achievement, an ability to contribute to some aspect of our business, and the willingness to make the commitment of time and effort required of a director.

As described in more detail below, our board of directors believes that each of our directors meet such criteria and has attributes and experience that make him or her well qualified to serve on our board of directors. While we do not have a formal diversity policy, in order to find the most valuable talent available to meet these criteria, our board of directors generally considers candidates diverse in geographic origin, gender, ethnic background, and professional experience (private, public, and non-profit), pursuant to our corporate governance guidelines. Our goal is to include board members with the skills and characteristics that taken together will assure a strong board of directors.

Our directors have diverse backgrounds and provide experience and expertise in a number of critical areas. The Nominating and Corporate Governance Committee considers the particular experience, attributes, reputation and qualifications of directors standing for re-election and potential nominees for election, as well as the needs of our board of directors as a whole and its individual committees. In nominating candidates for election by our stockholders, both the Nominating and Corporate Governance Committee and the board of directors act pursuant to these guidelines. Both the Nominating and Corporate Governance Committee and the board of directors assess the effectiveness of corporate governance policies, including with respect to diversity, through completion of an annual evaluation process.

The Nominating and Corporate Governance Committee has identified nine areas of expertise that are particularly relevant to service on the board of directors and has identified the directors whose key areas of expertise qualify them for each of the listed categories. The categories identified by the Nominating and Corporate Governance Committee are:

CEO/Senior Management — Experience working as a chief executive officer or senior officer of a major public or private company or non-profit entity.

Energy — Extensive knowledge and experience in the energy industry, either as a senior executive of an energy company, as a senior executive of a customer of an energy company or through legal or regulatory experience on energy matters.

Environmental and Safety — A thorough understanding of safety and environmental issues and energy industry regulations.

Finance and Accounting — Senior executive level experience in financial accounting and reporting, auditing, corporate finance and/or internal controls.

Governance/Board — Prior or current experience as a board member of a major organization (private, public or non-profit).

Government Relations — Experience in or a strong understanding of the workings of government and public policy on a local, state and national level.

Human Resources and Compensation — Senior executive level experience or membership on a board compensation committee with an extensive understanding of compensation programs, particularly compensation programs for executive level employees and incentive based compensation programs.

Marketing — Senior executive level experience in marketing combined with a strong working knowledge of our markets, customers and strategy.

Strategic Planning — Senior executive level experience in strategic planning for a major public, private or non-profit entity.

Biographies

The following is a list of our directors, their ages as of February 22, 2010, their occupation during the last five years and certain other biographical information, including the areas of expertise where each director or nominee is most skilled:

Director	Areas of Expertise	Occupation and Other Information
James R. Boyd Age 63 Director since 1990 Term ends 2011	CEO/Senior Management, Energy, Environmental and Safety, Finance and Accounting, Governance/Board, Marketing, Human Resources and Compensation, Strategic Planning	Mr. Boyd served as chairman of the board of directors from 1998 to April 2006, when he was appointed our lead director. Mr. Boyd served as Senior Vice President and Group Operating Officer of Ashland Inc. from 1989 until his retirement in 2002. Mr. Boyd also serves on the board of directors of Halliburton Inc.

Director	Areas of Expertise	Occupation and Other Information
Frank M. Burke Age 70 Director since 2000 Term ends 2012	CEO/Senior Management, Energy, Finance and Accounting, Governance/Board, Human Resources and Compensation, Strategic Planning	Mr. Burke has served as Chairman, Chief Executive Officer and Managing General Partner of Burke, Mayborn Company, Ltd., a private investment and consulting company, since 1984. Mr. Burke also serves on the board of directors of Corrigan Investments, Inc. and is a member of the National Petroleum Council.
John W. Eaves Age 52 Director since 2006 Term ends 2011	CEO/Senior Management, Energy, Environmental and Safety, Governance/Board, Government Relations, Marketing, Human Resources and Compensation, Strategic Planning	Mr. Eaves has been our President and Chief Operating Officer since April 2006. From 2002 to April 2006, Mr. Eaves served as our Executive Vice President and Chief Operating Officer. Mr. Eaves also serves on the board of directors of ADA-ES, Inc. and COALOGIX.
Patricia F. Godley Age 61 Director since 2004 Term ends 2012	Energy, Environmental and Safety, Governance/Board, Government Relations, Human Resources and Compensation, Strategic Planning	Since 1998, Ms. Godley has been a partner with the law firm of Van Ness Feldman, practicing in the areas of economic and environmental regulation of electric utilities and natural gas companies. Ms. Godley is also a director of the United States Energy Association.
Douglas H. Hunt Age 57 Director since 1995 Term ends 2011	CEO/Senior Management, Energy, Environmental and Safety, Human Resources and Compensation, Strategic Planning	Since 1995, Mr. Hunt has served as Director of Acquisitions of Petro-Hunt, LLC, a private oil and gas exploration and production company.

Director	Areas of Expertise	Occupation and Other Information
Brian J. Jennings . . . . Age 49 Director since 2006 Term ends 2010	CEO/Senior Management, Energy, Finance and Accounting, Human Resources and Compensation, Strategic Planning	Since February 2009, Mr. Jennings has been President and Chief Executive Officer of Rise Energy Partners, L.P. From February 2007 to June 2008, Mr. Jennings served as Chief Financial Officer of Energy Transfer Partners GP, L.P., the general partner of Energy Transfer Partners, L.P., a publicly-traded partnership owning and operating intrastate and interstate natural gas pipelines. From March 2004 to December 2006, Mr. Jennings served as Senior Vice President-Corporate Finance and Development and Chief Financial Officer of Devon Energy Corporation.
Steven F. Leer . . . . Age 57 Director since 1992 Term ends 2010	CEO/Senior Management, Energy, Environmental and Safety, Finance and Accounting, Governance/Board, Government Relations, Marketing, Human Resources and Compensation, Strategic Planning	Mr. Leer has been our Chief Executive Officer since 1992. From 1992 to April 2006, Mr. Leer also served as our President. In April 2006, Mr. Leer became Chairman of the board of directors. Mr. Leer also serves on the boards of the Norfolk Southern Corporation, USG Corp., the Business Roundtable, the BRT, the University of the Pacific, Washington University and is past chairman of the Coal Industry Advisory Board. Mr. Leer is past chairman and continues to serve on the boards of the Center for Energy and Economic Development, the National Coal Council and the National Mining Association.
Thomas A. Lockhart . . . . Age 74 Director since 2003 Term ends 2012	CEO/Senior Management, Energy, Environmental and Safety, Government Relations, Strategic Planning	Mr. Lockhart has been a member of the Wyoming State House of Representatives since 2000. Mr. Lockhart also serves on the board of directors of Blue Cross Blue Shield of Wyoming.

Director	Areas of Expertise	Occupation and Other Information
A. Michael Perry Age 73 Director since 1998 Term ends 2011	CEO/Senior Management, Energy, Finance and Accounting, Governance/Board, Government Relations, Strategic Planning	Mr. Perry served as Chairman of Bank One, West Virginia, N.A. from 1993 and as its Chief Executive Officer from 1983 until his retirement in 2001. Mr. Perry also serves on the board of directors of Champion Industries, Inc. and Portec Rail Products, Inc.
Robert G. Potter Age 70 Director since 2001 Term ends 2010	CEO/Senior Management, Environmental and Safety, Finance and Accounting, Governance/Board, Marketing, Human Resources and Compensation, Strategic Planning	Mr. Potter was Chairman and Chief Executive Officer of Solutia, Inc. from 1997 until his retirement in 1999. Mr. Potter also serves on the board of directors of Stepan Company. He is also an investor in and a board member of several private companies.
Theodore D. Sands Age 64 Director since 1999 Term ends 2010	Energy, Finance and Accounting, Governance/Board, Human Resources and Compensation, Strategic Planning	Since 1999, Mr. Sands has served as President of HAAS Capital, LLC, a private consulting and investment company. Mr. Sands also serves on the board of directors of Terra Nitrogen Corporation.
Wesley M. Taylor Age 67 Director since 2005 Term ends 2012	CEO/Senior Management, Energy, Environmental and Safety, Governance/Board, Government Relations, Human Resources and Compensation, Marketing, Strategic Planning	Mr. Taylor was President of TXU Generation, a company engaged in electricity infrastructure ownership and management. Mr. Taylor served at TXU for 38 years prior to his retirement in 2004. Mr. Taylor also serves on the board of directors of FirstEnergy Corporation.

Board Meetings and Committees

The board of directors has the following five committees: Nominating and Corporate Governance, Finance, Personnel and Compensation, Audit and Energy and Environmental Policy. The table below contains information concerning the membership of each of the committees and the number of times the board of directors and each committee met during 2009. Each director attended at least 75% of the total number of meetings of the board of directors and of the committees on which he or she serves. In addition, all directors are expected to attend the annual meeting of stockholders, and all of them attended last year's annual meeting.

	Board of Directors	Nominating and Corporate Governance	Finance	Personnel and Compensation	Audit	Energy and Environmental Policy
Mr. Boyd	●	▲	●		●	
Mr. Burke	●	●		●	▲	
Mr. Eaves	●		●			●
Ms. Godley	●		●		●	▲
Mr. Hunt	●		●	●		●
Mr. Jennings	●		●		●	●
Mr. Leer	▲		●			
Mr. Lockhart	●		●	●	●	
Mr. Perry	●	●			●	●
Mr. Potter	●	●		▲	●	
Mr. Sands	●		▲	●		●
Mr. Taylor	●		●	●		▲
Number of 2009 meetings	9	5	6	5	9	5

▲ Chair ● Member

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for the following items:

- identifying individuals qualified to become directors and recommending candidates for membership on the board of directors and its committees, as described under the heading "Nomination Process for Election of Directors";
- developing and recommending the corporate governance guidelines to the board of directors;
- reviewing and recommending compensation of non-employee directors; and
- reviewing the effectiveness of board governance, including overseeing an annual assessment of the performance of the board of directors and each of its committees.

The board of directors has determined, in its judgment, that the Nominating and Corporate Governance Committee is composed entirely of independent directors as defined in the New York Stock Exchange listing standards and operates under a written charter adopted by the board of directors, a copy of which is published under "Corporate Governance" in the Investors section of our website at archcoal.com.

Finance Committee

The Finance Committee reviews and approves fiscal policies relating to our financial structure, including our debt, cash and risk management policies. The Finance Committee also reviews and recommends to the board of directors appropriate action with respect to significant financial matters, including dividends on our capital stock, major capital expenditures and acquisitions, and funding policies of our employee benefit plans.

Personnel and Compensation Committee

The Personnel and Compensation Committee is responsible for the following items:

- reviewing and recommending to the board of directors our management compensation programs;
- reviewing and recommending to the board of directors the participation of executives and other key management employees in the various compensation plans; and
- monitoring our succession planning and management development practices.

The board of directors has determined, in its judgment, that the Personnel and Compensation Committee is composed entirely of independent directors as defined in the New York Stock Exchange listing standards and operates under a written charter adopted by the entire board of directors, a copy of which is published under "Corporate Governance" in the Investors section of our website at archcoal.com. The report of the Personnel and Compensation Committee can be found under "Personnel and Compensation Committee Report" in this proxy statement.

Audit Committee

The Audit Committee is responsible for the following items:

- monitoring the integrity of our consolidated financial statements, internal accounting, financial controls, disclosure controls and financial reporting processes;
- confirming the qualifications and independence of our independent registered public accounting firm;
- evaluating the performance of our internal audit function and our independent registered public accounting firm; and
- reviewing our compliance with legal and regulatory requirements.

The Audit Committee is directly responsible for the appointment, compensation and oversight of the work of our independent registered public accounting firm. The board of directors has determined, in its judgment, that the Audit Committee is composed entirely of independent directors as defined in the New York Stock Exchange listing standards and Rule 10A-3 of the Securities Exchange Act of 1934 and operates under a written charter adopted by the board of directors, a copy of which is published under "Corporate Governance" in the Investors section of our website at archcoal.com.

The board of directors has also determined, in its judgment, that Mr. Burke and Mr. Jennings are "audit committee financial experts" and that each member of the Audit Committee is "financially literate." Our corporate governance guidelines do not currently restrict the number of audit committees of public companies on which members of our Audit Committee may serve. The board of directors has determined that none of the members of the Audit Committee currently serves on the audit committees of more than three public companies. The report of the Audit Committee can be found under "Audit Committee Report" in this proxy statement.

Energy and Environmental Policy Committee

The Energy and Environmental Policy Committee reviews, assesses and provides advice to the board of directors on current and emerging energy and environmental policy trends and developments that affect or could affect us. In addition, the Energy and Environmental Policy Committee makes recommendations concerning whether and to what extent we should become involved in current and emerging energy and environmental policy issues.

Compensation Committee Interlocks and Insider Participation

The identities of the directors who served on the Personnel and Compensation Committee during 2009 are set forth under the report of the Personnel and Compensation Committee under "Personnel and Compensation Committee Report" in this proxy statement. None of the directors who served on the Personnel and Compensation Committee during 2009 has been an officer or employee of ours. None of our executives has served on the board of directors or compensation committee of any other entity that has or has had one or more executives serving as a member of our board of directors or compensation committee.

Nomination Process for Election of Directors

The Nominating and Corporate Governance Committee has responsibility for assessing the need for new directors to address specific requirements or to fill a vacancy. The committee initiates a search for a new candidate seeking input from our chairman and from other directors. The committee may retain an executive search firm to identify potential candidates. All candidates must meet the requirements specified in our corporate governance guidelines. Candidates who meet those requirements and otherwise qualify for membership on our board of directors are identified, and the committee initiates contact with preferred candidates. The committee regularly reports to the board of directors on the progress of the committee's efforts. The committee meets to consider and approve final candidates who are then presented to the board of directors for consideration and approval. Our chairman or the chairman of the Nominating and Corporate Governance Committee may extend an invitation to join the board of directors.

Stockholder recommendations should be submitted in writing to Robert G. Jones, our secretary, and should include information regarding nominees required under our bylaws. Individuals recommended by stockholders will receive the same consideration received by individuals identified to the Nominating and Corporate Governance Committee through other means.

Communicating with the Board of Directors

Our board of directors has established procedures intended to facilitate stockholder communication directly with the board of directors, the non-employee directors or the Audit Committee. Such communications may be confidential or anonymous, and may be reported by phone to our confidential hotline at 866-519-1881 or by writing to the individual directors or group in care of Arch Coal, Inc., One CityPlace Drive, Suite 300, St. Louis, Missouri 63141, Attention: Senior Vice President-Law, General Counsel and Secretary. All such communications are promptly communicated to the chairman of the Audit Committee or our Director of Internal Audit, as appropriate.

ELECTION OF DIRECTORS (PROXY ITEM NO. 1)

The terms of four directors (Messrs. Jennings, Leer, Potter and Sands) will expire at the annual meeting. Our board of directors has nominated each of those individuals for re-election for a three-year term that will expire in 2013. The board of directors is not aware that any nominee will be unwilling or unable to serve as a director. All nominees have consented to be named in the proxy statement and to serve if elected. If, however, a nominee is unavailable for election, your proxy authorizes us to vote for a replacement nominee if the board of directors names one. As an alternative, the board of directors may reduce the number of directors to be elected at the meeting.

The board of directors recommends a vote "**FOR**" these nominees.

RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(PROXY ITEM NO. 2)

Ernst & Young LLP was our independent registered public accounting firm for 2009. The Audit Committee has appointed Ernst & Young LLP as our independent registered public accounting firm for 2010. The Audit Committee and the board of directors are requesting that stockholders ratify this appointment as a means of soliciting stockholders' opinions and as a matter of good corporate governance. If the stockholders do not ratify the selection of Ernst & Young LLP, the Audit Committee will consider any information submitted by stockholders in connection with the selection of the independent registered public accounting firm for the next fiscal year. Even if the selection is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee believes such a change would be in our best interests and the best interests of our stockholders.

Representatives of Ernst & Young LLP will attend the annual meeting and will have the opportunity to make a statement if they desire to do so and to respond to appropriate questions.

During 2009 and 2008, Ernst & Young LLP charged fees for services rendered to us as follows:

Service	Fee	
	2009	2008
Audit[(1)]	$1,732,370	$1,409,809
Audit-related[(2)]	—	22,238
Tax[(3)]	$ 43,584	—
All Other	—	—

(1) Audit services performed by Ernst & Young LLP in 2009 and 2008 included the annual financial statement audit (including required quarterly reviews) and other procedures performed by Ernst & Young LLP to form an opinion on our consolidated financial statements and to issue their consent to include their audit opinion in registration statements we filed with the SEC. Audit services in 2009 also included comfort letters delivered by Ernst & Young LLP in connection with our concurrent common stock and senior note offerings completed in July 2009.

(2) Audit-related services performed by Ernst & Young LLP in 2008 included a review of certain performance conditions associated with our performance-contingent phantom stock award payouts and agreed-upon procedures related to certain excise tax refunds.

(3) Tax services performed by Ernst & Young LLP in 2009 include tax planning related to our acquisition of the Jacobs Ranch mining complex and other tax planning issues.

The Audit Committee has adopted an audit and non-audit services pre-approval policy that requires the committee, or the chairman of the committee, to pre-approve services to be provided by our independent registered public accounting firm. The Audit Committee will consider whether the services to be provided by the independent registered public accounting firm are prohibited by the SEC's rules on auditor independence and whether the independent registered public accounting firm is best positioned to provide the most effective and efficient service. The Audit Committee is mindful of the relationship between fees for audit and non-audit services in deciding whether to pre-approve such services. The Audit Committee has delegated to the chairman of the committee pre-approval authority between committee meetings, and the chairman must report any pre-approval decisions to the committee at the next regularly scheduled committee meeting. All non-audit services performed by Ernst & Young LLP in 2009 and 2008 were pre-approved in accordance with the procedures established by the Audit Committee.

The board of directors recommends a vote "**FOR**" ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm.

APPROVAL OF AN AMENDMENT AND RESTATEMENT OF THE ARCH COAL, INC. 1997 STOCK INCENTIVE PLAN (PROXY ITEM NO. 3)

The Company currently maintains the Arch Coal, Inc. 1997 Stock Incentive Plan, as amended and restated December 5, 2008 (the "Current Plan"). The board of directors believes that the Current Plan has been effective in attracting and retaining highly-qualified employees and that the awards granted under the Current Plan have provided an incentive that aligns the economic interests of plan participants with those of our stockholders. The Personnel and Compensation Committee (the "Committee"), with the assistance of Hewitt Associates, has reviewed the Current Plan to determine whether it remains a flexible and effective source of incentive compensation in terms of the number of shares of stock available for awards and in terms of its design, as well as whether it generally conforms with best practices in today's business environment.

Based on its review, the Committee recommended that the Current Plan be amended and restated to:

- add 4,500,000 shares of the Company's stock to the reserve available for new awards;
- explicitly prohibit repricing of any outstanding grants of stock options or stock appreciation rights without stockholder approval;
- provide a set of designated financial or other performance metrics that may be used to make performance-based awards under the Restated Plan;
- allow the Committee to grant awards to non-employee directors of the Company and any participating subsidiary; and
- revise the definition of a "Change in Control" to eliminate triggers that might occur even where there is no sale or other transaction that actually results in a change in control of the Company.

Accordingly, the board of directors approved and recommends that the Company's stockholders approve the Arch Coal, Inc. 1997 Stock Incentive Plan, as amended and restated effective January 1, 2010 (the "Restated Plan"). Upon approval of the Restated Plan by the Company's stockholders, the Restated Plan will replace the Current Plan and no new awards will be made under the terms of the Current Plan. However, any outstanding awards previously granted under the Current Plan will continue in effect after approval of the Restated Plan and will not be deemed amended or modified by the adoption and approval of the Restated Plan. If the Restated Plan is not approved by the Company's stockholders, the Current Plan will remain in effect according to its terms and the Company may continue to grant awards under that plan.

Stockholder approval of the Restated Plan also is desired to ensure the tax deductibility by the Company of certain performance-based awards granted under the Restated Plan for purposes of Section 162(m) of the United States Internal Revenue Code of 1986, as amended (the "Code"), and to meet the listing requirements of the New York Stock Exchange.

The material features of the Restated Plan are summarized below. The summary is qualified in its entirety by reference to the specific provisions of the Restated Plan, the full text of which is set forth as Appendix A to this proxy statement.

Administration

The Restated Plan is administered by the Committee. Subject to the express provisions of the Restated Plan, the Committee has the authority, in its discretion, to interpret the Restated Plan, establish rules and regulations for its operation, select employees of the Company and its subsidiaries to receive awards and determine the form and amount and other terms and conditions of such awards.

Summary of Award Terms and Conditions

Awards under the Restated Plan may include incentive stock options, nonqualified stock options, stock appreciation rights, restricted shares of common stock, restricted stock units, performance share or unit awards and other stock-based awards.

Stock Options

The Committee may grant to a participant options to purchase Company common stock that qualify as incentive stock options for purposes of Section 422 of the Code ("incentive stock options"), options that do not qualify as incentive stock options ("nonqualified stock options") or a combination thereof. The terms and conditions of stock option grants, including the quantity, price, vesting periods, and other conditions on exercise will be determined by the Committee.

The exercise price for stock options will be determined by the Committee in its discretion, but may not be less than 100% of the fair market value of one share of the Company's common stock on the date when the stock option is granted. Additionally, in the case of incentive stock options granted to a holder of more than 10% of the total combined voting power of all classes of stock of the Company on the date of grant, the exercise price may not be less than 110% of the fair market value of one share of common stock on the date the stock option is granted. On February 22, 2010, the market price per share of the Company's common stock was $22.44 based on the closing price of the common stock on the New York Stock Exchange on such date.

Stock options must be exercised within a period fixed by the Committee that may not exceed ten years from the date of grant, except that in the case of incentive stock options granted to a holder of more than 10% of the total combined voting power of all classes of stock of the Company on the date of grant, the exercise period may not exceed five years. The Restated Plan provides for earlier termination of stock options upon the participant's termination of service, unless extended by the Committee, but in no event may the options be exercised after the scheduled expiration date of the options.

At the Committee's discretion, payment for shares of common stock on the exercise of stock options may be made in cash, shares of the Company's common stock held by the participant or in any other form of consideration acceptable to the Committee (including one or more forms of "cashless" or "net" exercise).

Stock Appreciation Rights

The Committee may grant to a participant an award of stock appreciation rights, which entitles the participant to receive, upon its exercise, a payment equal to (i) the excess of the fair market value of a share of common stock on the exercise date over the stock appreciation right exercise price, multiplied by (ii) the number of shares of common stock with respect to which the stock appreciation right is exercised.

The exercise price for a stock appreciation right will be determined by the Committee in its discretion, but may not be less than 100% of the fair market value of one share of the Company's common stock on the date when the stock appreciation right is granted. Stock appreciation rights must be exercised within a period fixed by the Committee that may not exceed ten years from the date of grant. Upon exercise of a stock appreciation right, payment may be made in cash, shares of Company stock or a combination of cash and stock.

Restricted Shares and Restricted Units

The Committee may award to a participant shares of common stock subject to specified restrictions ("restricted shares"). Restricted shares are subject to forfeiture if the participant does not meet certain conditions such as continued employment over a specified forfeiture period and/or the attainment of specified performance targets over the forfeiture period.

The Committee also may award to a participant units representing the right to receive shares of common stock in the future subject to the achievement of one or more goals relating to the completion of service by the participant and/or the achievement of performance or other objectives ("restricted units"). The terms and conditions of restricted share and restricted unit awards are determined by the Committee.

For participants who are subject to Section 162(m) of the Code, the performance targets described in the preceding two paragraphs may be established by the Committee, in its discretion, based on one or more of the following measures (the "Performance Goals"):

Operating Income
Debt Reduction
Cash Flow
EBITDA
Safety Performance
Production Rates
Financial Return Measures
Net Income
Earnings Per Share
Cost Reduction
Environmental Compliance
Operating Cost Per Ton
Total Shareholder Return

The Performance Goals may be measured with respect to the Company or any one or more of its subsidiaries, divisions or affiliates, either in absolute terms or as compared to another company or companies, or an index established or designated by the Committee. The above terms will have the same meaning as in the Company's financial statements, or if the terms are not used in the Company's financial statements, either as applied pursuant to generally accepted accounting principles or as used in the industry, as applicable.

Performance Stock and Performance Unit Awards

The Committee may grant awards in the form of performance stock or performance units to participants under such terms and conditions as the Committee deems appropriate. A performance award entitles a participant to receive a payment from the Company, the amount of which is based upon the attainment of predetermined performance targets over a specified award period. Performance awards may be paid in cash, shares of common stock or a combination thereof, as determined by the Committee.

Award periods will be established at the discretion of the Committee. The performance targets also will be determined by the Committee. With respect to participants subject to Section 162(m) of the Code, the applicable performance targets will be established, in the Committee's discretion, based on one or more of the Performance Goals described under the section titled "*Restricted Shares and Restricted Units.*" To the extent that a participant is not subject to Section 162(m) of the Code, when circumstances occur that cause predetermined performance targets to be an inappropriate measure of achievement, the Committee, at its discretion, may adjust the performance targets or the amount or value of the performance award.

Other Stock-Based Awards

The Committee may grant equity-based or equity-related awards, referred to as "other stock-based awards," other than options, stock appreciation rights, restricted shares, restricted units, or performance awards. The terms and conditions of each other stock-based award will be determined by the Committee. Payment under any other stock-based awards will be made in common stock or cash, as determined by the Committee.

Effect of a Change in Control

In the event of a "change in control" of the Company (as defined in the Restated Plan), all awards of options and stock appreciation rights will become fully vested and exercisable and awards of restricted shares, restricted share units and other stock-based awards (other than performance units) will be deemed fully vested. With respect to performance unit awards, the Committee will determine whether and in what manner those awards will be paid upon a change in control. However, the Committee has the discretion to provide for different vesting, exercisability or other terms in connection with a change in control for specific awards, and those terms will be set forth in the applicable award agreement.

Eligibility and Limitation on Awards

The Committee may grant awards to any employee or director of the Company or any of its participating subsidiaries. While the selection of participants is within the discretion of the Committee, it is currently expected that participants will be primarily officers and salaried management level employees, as well as non-employee directors of the Company. It is presently contemplated that approximately 60 persons will be eligible to receive awards under the Restated Plan.

The maximum awards that can be granted under the Restated Plan to a single participant in any calendar year are (i) 350,000 shares in the form of options or stock appreciation rights, (ii) 100,000 shares in the form of restricted shares or restricted units, (iii) 200,000 shares in the form of performance stock or performance unit awards, and (iv) 100,000 shares or $3,000,000 in cash value in the form of other stock-based awards.

Awards Granted under the Restated Plan

The future amounts that will be received by participants under the Restated Plan are not determinable. The stock awards granted to the Company's named executive officers under the Restated Plan and outstanding as of December 31, 2009 are set forth in the Outstanding Equity Awards at Fiscal Year-End Table found under "Executive and Director Compensation". As of February 22, 2010, (i) the Company's executive officers as a group (ten officers) held outstanding stock option grants for 3,263,980 shares, (ii) the Company's non-employee directors as a group (ten directors) did not hold any outstanding stock option grants, and (iii) our employees other than our executive officers (175 employees) held outstanding stock option grants for 1,421,381 shares.

Shares Subject to the Restated Plan

The number of shares of the Company's common stock reserved for issuance with respect to awards under the Current Plan is 18,000,000, of which approximately 2,905,938 shares remain available for new awards. The board of directors has authorized, subject to stockholder approval, an additional 4,500,000 shares of the Company's common stock to be available for new awards under the Restated Plan, so that the aggregate number of shares reserved for issuance under the Restated Plan is 22,500,000, with approximately 7,405,938 shares being available for new awards.

Shares of common stock underlying awards granted under the Restated Plan or the Current Plan that expire or are forfeited or terminated for any reason (as a result, for example, of the lapse of an option or a forfeiture of restricted shares), as well as any shares underlying an award that is settled in cash rather than stock, will be available for future grants under the Restated Plan. In addition, shares of stock that are used as full or partial payment on the exercise of an award will be available for future grants. Shares to be issued under the Restated Plan will be authorized but unissued shares of common stock or shares of stock reacquired by the Company.

Anti-Dilution Protections

In the event of any reorganization, merger, or consolidation, subdivision or consolidation of shares of stock or other capital readjustment, payment of stock dividend, stock split, spin-off, combination of shares or recapitalization or other increase or reduction of the number of shares of stock outstanding, or any similar event, the Committee shall appropriately adjust (i) the number of shares of stock available under the Restated Plan, (ii) the number of shares of stock available under any individual or other limitations under the Restated Plan, (iii) the number of shares of stock subject to outstanding awards and (iv) the per-share exercise or other purchase price under any outstanding award.

Amendment and Termination

The board of directors may suspend, terminate, modify or amend the Restated Plan, provided that any amendment that would (i) increase the aggregate number of shares of stock which may be issued under the Restated Plan, (ii) change the method of determining the exercise price of option awards, or (iii) materially modify the eligibility requirements for the Restated Plan, will be subject to the approval of our stockholders, except for modifications or adjustments relating to the anti-dilution protection described above. No suspension, termination, modification or amendment of the Restated Plan may terminate a participant's existing award or materially and adversely affect a participant's rights under such award without the participant's consent. However, these provisions do not limit the board of directors' authority to amend or revise the Restated Plan to comply with applicable laws or governmental regulations.

No Repricing

The Restated Plan specifically prohibits the repricing of stock options or stock appreciation rights without stockholder approval. For this purpose, a "repricing" means any of the following (or any other action that has the same effect as any of the following): (i) changing the terms of a stock option or stock appreciation right to lower its exercise price; (ii) any other action that is treated as a "repricing" under generally accepted accounting principles; and (iii) repurchasing for cash or canceling a stock option or stock appreciation right at a time when its exercise price is greater than the fair market value of the underlying stock in exchange for another award, unless the cancellation and exchange occurs in connection with a change in capitalization or similar change. Such cancellation and exchange would be considered a "repricing" regardless of whether it is treated as a "repricing" under generally accepted accounting principles and regardless of whether it is voluntary on the part of the participant.

Federal Income Tax Consequences

The federal income tax consequences of the issuance and exercise of awards under the Restated Plan are as described below. The following information is only a summary of the tax consequences of the awards, and participants should consult with their own tax advisors with respect to the tax consequences inherent in the ownership or exercise of the awards, and the ownership and disposition of any underlying securities.

Incentive Stock Options. A participant who is granted an incentive stock option will not recognize any taxable income for federal income tax purposes on either the grant or exercise of the incentive stock option. If the participant disposes of the shares purchased pursuant to the incentive stock option more than two years after the date of grant and more than one year after the exercise of the option by the participant (the required statutory "holding period"), (i) the participant will recognize long-term capital gain or loss, as the case may be, equal to the difference between the selling price and the exercise price; and (ii) the Company will not be entitled to a deduction with respect to the shares of stock so issued. If the holding period requirements are not met, any gain realized upon disposition will be taxed as ordinary income to the extent of the lesser of (1) the excess of the fair market value of the shares at the time of exercise over the exercise price, and (2) the gain on the sale. Also in that case, the Company will be entitled to a deduction in the year of disposition in an amount equal to the ordinary income recognized by the participant. Any additional gain will be taxed as short-term or long-term capital gain depending upon the holding period for the stock. A sale for less than the exercise price results in a capital loss.

The excess of the fair market value of the shares on the date of exercise over the exercise price is, however, includable in the participant's income for alternative minimum tax purposes.

Nonqualified Stock Options. A participant who is granted a nonqualified stock option under the Restated Plan will not recognize any income for federal income tax purposes on the grant of the option. Generally, on the exercise of the option, the participant will recognize taxable ordinary income equal to the excess of the fair market value of the shares on the exercise date over the option price for the shares, subject to certain limits on the deductibility of compensation under the Code. The Company generally will be entitled to a deduction on the date of exercise in an amount equal to the ordinary income recognized by the participant. Upon disposition of the shares purchased pursuant to the stock option, the participant will recognize long-term or short-term capital gain or loss, as the case may be, equal to the difference between the amount realized on such disposition and the basis for such shares, which basis includes the amount previously recognized by the participant as ordinary income.

Stock Appreciation Rights. A participant who is granted stock appreciation rights will normally not recognize any taxable income on the receipt of the award. Upon the exercise of a stock appreciation right, (i) the participant will recognize ordinary income equal to the amount received (the increase in the fair market value of one share of our stock from the date of grant of the award to the date of exercise), and (ii) the Company will be entitled to a deduction on the date of exercise in an amount equal to the ordinary income recognized by the participant.

Restricted Stock. A participant will not be taxed at the date of an award of restricted shares, but will be taxed at ordinary income rates on the fair market value of any restricted shares as of the date that the restrictions lapse, unless the participant, within 30 days after transfer of such restricted shares to the participant, elects under Section 83(b) of the Code to include in income the fair market value of the restricted shares as of the date of such transfer. The Company will be entitled to a corresponding deduction, subject to certain limits on the deductibility of compensation under the Code. Any disposition of shares after the restrictions lapse will be subject to the regular rules governing long-term and short-term capital gains and losses, with the basis for this purpose equal to the fair market value of the shares at the end of the restricted period (or on the date of the transfer of the restricted shares, if the employee elects to be taxed on the fair market value upon such transfer). To the extent dividends are payable during the restricted period under the applicable award agreement, any such dividends will be taxable to the participant at ordinary income tax rates and will be deductible by the Company unless the participant has elected to be taxed on the fair market value of the restricted shares upon transfer, in which case they will thereafter be taxable to the participant as dividends and will not be deductible by the Company.

Restricted Share Units. A participant will normally not recognize taxable income upon an award of restricted share units, and the Company will not be entitled to a deduction until the lapse of the applicable restrictions. Upon the lapse of the restrictions and the issuance of the underlying shares, the participant will recognize ordinary taxable income in an amount equal to the fair market value of the common stock received and the Company will be entitled to a deduction in the same amount, subject to certain limits on deductibility of compensation under the Code. Any disposition of shares after restrictions lapse will be subject to the regular rules governing long-term and short-term capital gains and losses, with the basis for this purpose equal to the fair market value of the shares at the end of the restricted period.

Performance Awards and Other Stock-Based Awards. Normally, a participant will not recognize taxable income upon the grant of performance awards or other stock-based awards under the Restated Plan. Subsequently, when the conditions and requirements for the grants have been satisfied and the payment determined, any cash received and the fair market value of any common stock received will constitute ordinary income to the participant. The Company also will then be entitled to a deduction in the same amount, subject to certain limits on deductibility of compensation under the Code.

Effective Date

The Restated Plan will be effective as of January 1, 2010, if approved by the stockholders of the Company. If not approved by the stockholders, no awards will be made under the Restated Plan and the Current Plan will continue in effect, subject to its existing terms and conditions.

Securities Authorized for Issuance Under Equity Compensation Plans

The Current Plan, which was approved by our stockholders, is the sole plan under which the Company currently is authorized to issue shares of its common stock to employees. The following table shows the number of shares of common stock to be issued upon vesting of restricted stock units or exercise of options outstanding under the Current Plan at December 31, 2009, the weighted average exercise price of such options, and the number of shares of common stock remaining available for future issuance under the Current Plan at December 31, 2009, excluding shares to be issued upon exercise of outstanding options. No warrants or rights had been issued under the Current Plan as of December 31, 2009.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities to be Issued Upon Exercise)
Equity compensation plans approved by security holders	3,988,835	$25.17	2,905,938
Equity compensation plans not approved by security holders	—	—	—
Total	3,988,835	$25.17	2,905,938

Vote Required

Approval of the Restated Plan will require the affirmative vote of a majority of the shares present and entitled to vote at the meeting, provided that the total vote cast on the proposal represents over 50% in interest of all of our securities entitled to vote on the proposal and assuming the presence of a quorum. If the stockholders do not approve the Restated Plan, it will not be implemented, but the Company reserves the right to adopt such other compensation plans and programs as it deems appropriate and in the best interests of the Company and its stockholders.

Board Recommendation

The Board of Directors recommends a vote **"FOR"** the proposal to approve the Restated Plan.

SECTION 162(m) APPROVAL OF ARCH COAL'S INCENTIVE COMPENSATION PLAN FOR EXECUTIVE OFFICERS (PROXY ITEM NO. 4)

Upon the recommendation of the Personnel and Compensation Committee, the board of directors has re-approved, subject to stockholder re-approval, the material terms of the performance goals, including the "Performance Measures" (described below), under the Company's Incentive Compensation Plan for Executive Officers (the "Executive Incentive Plan"). We are asking our stockholders to re-approve the material performance terms, including the Performance Measures, applicable to performance-based awards under the Executive Incentive Plan to preserve our ability to take a federal tax deduction for certain compensation awards. This summary of the material performance terms of the Executive Incentive Plan is qualified in its entirety by reference to the specific provisions of the Executive Incentive Plan, the full text of which is set forth as Appendix B to this proxy statement.

Section 162(m) of the Internal Revenue Code imposes an annual limit of $1.0 million on the tax deduction that is available to public companies for compensation paid to each of the chief executive officer and the other three most highly compensated executive officers, other than the chief financial officer, unless the compensation is performance-based. In order to qualify for this exception, however, the performance-based compensation must be paid based on the achievement of one or more performance objectives that have been disclosed to and approved by the Company's stockholders within the past five years. The material performance terms, including the Performance Measures, used for performance-based awards under the Executive Incentive Plan were most recently approved by our stockholders at the Annual Meeting in 2005. Therefore, these material performance terms must be re-approved this year in order to maintain our ability to grant awards that are eligible for deduction as compensation expense in the Company's U.S. federal tax returns.

Our board of directors has determined that it would be in the best interests of the Company and its stockholders to re-approve, and the board of directors hereby recommends re-approval of, the material performance terms under the Executive Incentive Plan in order to preserve the tax deductibility of certain performance-based compensation payable by the Company under the Executive Incentive Plan. We are not asking stockholders to re-approve the Executive Incentive Plan itself. If this proposal is not adopted, we will continue to be able to grant performance awards under the Executive Incentive Plan, but certain awards to executive officers may no longer be fully tax deductible by the Company.

The Performance Measures

For each calendar year, the Personnel and Compensation Committee of the board of directors (the "Committee") will establish the applicable performance objectives in writing within ninety (90) days after the beginning of the calendar year. The performance objectives selected will be relative or absolute measures of any one or more of the following (the "Performance Measures"):

Operating Income	Net Income
Debt Reduction	Earnings Per Share
Cash Flow	Cost Reduction
EBITDA	Environmental Compliance
Safety Performance	Operating Cost Per Ton
Production Rates	Total Shareholder Return
Financial Return Measures	

The above terms have the same meaning as in the Company's financial statements, or if the terms are not used in the Company's financial statements, as applied pursuant to generally accepted accounting principles or as used in the industry, as applicable. As determined by the Committee, the Performance Measures may be applied (i) to the Company's stand-alone performance or performance relative to one or more other companies or indices, or (ii) to a business unit, geographic region, one or more separately incorporated entities, or the Company as a whole.

General Provisions

Purpose. The purpose of the Executive Incentive Plan is to provide an opportunity for our executive officers to earn annual cash incentive compensation through the achievement of pre-established performance goals in a manner that will permit the full deduction by the Company of such compensation under the Internal Revenue Code.

Selection of Participants. For each calendar year, the Committee will determine in writing the participants who will be eligible to receive an incentive award under the Executive Incentive Plan for such period. Only senior executive officers of the Company are eligible to participate in the Executive Incentive Plan (ten individuals as of the date of this Proxy Statement). The Committee will make its determination of participants within ninety (90) days after the beginning of the calendar year, or at such other time as required by Section 162(m) of the Internal Revenue Code.

Extraordinary or Unusual Events. The Committee may, in its discretion, disregard the impact of any extraordinary or unusual event in determining whether a performance objective has been attained or may make appropriate adjustments in any performance objective to reflect such extraordinary or unusual event, except to the extent such discretion would not comply with Section 162(m) of the Code.

Maximum Incentive Award Payable. The maximum incentive award payable under the Executive Incentive Plan to any participant for any calendar year is $3,000,000.

Discretion to Reduce Rewards. The Committee, in its sole and absolute discretion, may reduce the amount of any award otherwise payable to a participant.

Amendment and Termination of the Executive Incentive Plan. The Committee may amend or terminate the Executive Incentive Plan at any time, except that no amendment or termination will be made which would adversely affect any payment of an incentive award previously earned by a participant, unless the participant consents to such amendment or termination.

Vote Required

The affirmative vote of a majority of the shares present and entitled to vote at the meeting is required for the Section 162(m) approval of the Executive Incentive Plan, provided that the total vote cast on the proposal represents over 50% in interest of all of our securities entitled to vote on the proposal and assuming the presence of a quorum at the Annual Meeting.

Board Recommendation

The Board of Directors recommends a vote **"FOR"** the proposal to re-approve the material performance terms under the Executive Incentive Plan.

EXECUTIVE AND DIRECTOR COMPENSATION

Compensation Discussion and Analysis

Overview

We believe that our success in creating long-term value for our stockholders depends on our ability to attract, motivate and retain highly talented executives. We encourage sustained long-term profitability and increased stockholder value by linking executive compensation to our achievement of financial and operating performance. We use equity-based awards and other mechanisms to align the long-term interests of our executives with those of our stockholders. We have designed elements of our executive compensation program to increase the likelihood that we will retain key employees.

We have determined the type and amount of compensation for each executive after considering a variety of factors, including the executive's position and level of responsibility within our organization, comparative market data and other external market-based factors. Our Personnel and Compensation Committee (the "Committee") uses this information when establishing compensation in order to achieve a comprehensive package that emphasizes pay-for-performance and is competitive in the marketplace.

Our Compensation Philosophy

The Committee believes that an effective executive compensation program should encompass the following fundamental objectives:

- Compensation should be competitive.
- Compensation should vary with our performance.
- Compensation should align the long-term interests of our executives with those of our stockholders.
- Compensation should provide a retention incentive.

We have designed our executive compensation program around these beliefs.

Our Compensation Process

The Committee uses current compensation levels, performance, long-term career goals, future leadership potential and succession planning, among other factors, in determining appropriate compensation levels for our executives. The Committee does not use a formula to weight these factors. However, the Committee believes these factors provide context within which to assess the significance of comparative market data and to differentiate the level of compensation among our executives.

Annually, the Committee reviews the design of our executive compensation program. In doing so, the Committee assesses whether compensation programs used in prior years have successfully achieved our compensation objectives. The Committee also considers the extent to which our compensation program is designed to achieve our long-term financial and operating goals. The Committee has retained the consultants listed below under "Role of Compensation Consultants" to help analyze certain comparative market data. Certain members of management participate in this process by assembling and summarizing data used by the Committee.

After the end of the performance period to which a particular incentive award relates, the Committee reviews our performance relative to the applicable performance targets and recommends payouts based on that performance. The Committee retains discretion to recommend payouts that are above or below actual performance levels for the applicable performance period. For purposes of determining the amount of a payout to recommend, the Committee may also consider infrequent or non-recurring items that are not reflective of ongoing operations or the effects of major corporate transactions or other items that the Committee determines, in its judgment, significantly distort the comparability of our actual performance against the performance targets.

Role of Management

Our chief executive officer and vice president of human resources provide the Committee with compensation recommendations for our executives, other than the chief executive officer, including base salary, annual cash incentive opportunity and long-term incentive opportunities. Management provides a current market value for each proposed element and for the total targeted value, as well as the median market value for the executive's peers. Management obtains the comparative market information primarily from materials provided by our compensation consultant. Neither our chief executive officer nor the vice president of human resources recommends his or her own base salary or targeted payouts under our annual or long-term incentive awards.

Annually, the Committee reviews the performance of our chief executive officer and makes recommendations to the board of directors regarding his compensation. In doing so, the Committee uses information provided by our compensation consultant and certain historical financial and operating performance data provided by management. Historically, the Committee has not considered accrued pension benefits, deferred compensation, thrift plan amounts or existing stock ownership in makings its recommendations. The Committee believes that the compensation opportunities granted to our chief executive officer, while higher in the aggregate than compensation granted to our other executives, is appropriate taking into consideration our chief executive officer's overall leadership responsibilities.

Role of Compensation Consultants

During 2009, the Committee consulted with Watson Wyatt Company, and the Committee retained Hewitt Associates in September 2009. The compensation consultants provided the Committee with information concerning compensation practices, mix of compensation elements and comparative market data, which the Committee used to assess and determine appropriate levels of executive compensation relative to the marketplace. In doing so, the compensation consultants have provided the Committee with comparative data for a peer group and for the S&P Midcap 400 Index by executive position, along with other relevant industry data.

The peer companies included in the information provided by our compensation consultants included those public companies with which we most directly compete on the basis of customers, investors and executive talent. For 2009, those companies included the following:

Alpha Natural Resources, Inc.
CONSOL Energy, Inc.
International Coal Group, Inc.
Massey Energy Company
Patriot Coal Corporation
Peabody Energy Corporation
Cleveland-Cliffs, Inc.
Foundation Coal Holdings, Inc.
Martin Marietta Materials
Minerals Technologies, Inc.
Vulcan Materials Co.

The Committee regularly assesses the appropriateness of the peer group used to benchmark our compensation programs.

In 2010, Hewitt Associates spun off its executive compensation practice into an independent entity named Meridian Compensation Partners, LLC, and the Committee has retained Meridian as its independent executive compensation consultant.

Elements of Our Compensation Program

We use the following compensation elements to achieve the compensation objectives established by the Committee:

- base salary;
- short- and long-term incentive opportunities; and
- certain limited perquisites and other benefits.

The Committee believes that a higher percentage of total compensation for those executives with a greater ability to influence the achievement of our financial and operating objectives should be variable and, therefore, subject to greater risk. In general, as the position and amount of responsibility for an executive increase, a greater percentage of that executive's total compensation will be variable. As a result, executives with the highest level and amount of responsibility generally have the lowest percentage of their total compensation fixed as base salary and the highest percentage of their total compensation dependent upon short- or long-term incentive awards.

The following table shows the allocation of total targeted compensation for each of the executives named in this proxy statement for each of the last three years:

	% of Target 2007 Compensation[1]			% of Target 2008 Compensation[1]			% of Target 2009 Compensation[1]		
	Fixed	Performance-Based[2]		Fixed	Performance-Based[2]		Fixed	Performance-Based[2]	
	Base Salary	Annual	Long-Term	Base Salary	Annual	Long-Term	Base Salary	Annual	Long-Term
Steven F. Leer	18%	18%	64%	18%	18%	64%	18%	18%	64%
John T. Drexler	50%	25%	25%	25%	13%	62%	23%	14%	63%
John W. Eaves	19%	15%	66%	19%	15%	66%	19%	15%	66%
Paul A. Lang	25%	13%	62%	23%	14%	63%	23%	14%	63%
David N. Warnecke	25%	13%	62%	23%	14%	63%	23%	14%	63%

(1) For purposes of determining total compensation, we have included base salary, targeted annual cash incentives and the value of targeted long-term incentive awards. We have not considered the increased value of other compensation elements such as pension plans, nor have we assigned cash values to perquisites.

(2) In determining the percentages shown above, the annual cash incentives and the long-term incentive awards are assumed to be paid at target levels.

Base Salary — We provide each executive with an annual base salary. Base salaries for our executives depend on the executives' experience and scope of responsibilities as well as the median market data for comparable job positions. We increase base salary primarily in response to notable achievements or for changes in scope of responsibilities. In addition, we may increase base salary to remain competitive in the marketplace.

At the beginning of 2009, upon the recommendation of the Committee, the board of directors approved increases in the annual base salaries for our executives. In making its recommendations, the Committee considered market data provided to the Committee by management and by our compensation consultant.

Annual Cash Incentive Program — We provide approximately 275 key employees, including the executives named in this proxy statement, the opportunity to earn additional cash compensation through annual cash incentive awards, either under the Company's Incentive Compensation Plan for Executive Officers or the Company's Incentive Compensation Plan for Management Employees. The Committee intends for our annual cash incentive program to focus our organization on meeting certain financial and operating objectives by rewarding those key employees with the greatest ability to influence our results.

Early each year the Committee considers whether annual cash incentives should be awarded. If so, the Committee recommends to the board of directors the group of employees eligible to receive an award for that year. Annual cash incentive awards contain various incentive levels based on the participant's accountability and impact on our performance, with target opportunities established as a percentage of base salary.

The following table shows the target opportunities available to the executives named in this proxy statement as a percentage of their base salaries and the actual payouts as a percentage of their base salaries each of the last three years:

Name	2007		2008		2009	
	Target as % of Base Salary	Actual Payout as % of Base Salary	Target as % of Base Salary	Actual Payout as % of Base Salary	Target as % of Base Salary	Actual Payout as % of Base Salary
Steven F. Leer	100%	88%	100%	181%	100%	74%
John T. Drexler	50%	35%	50%	83%[1]	60%	44%
John W. Eaves	80%	70%	80%	145%	80%	59%
Paul A. Lang	50%	42%	60%	100%	60%	67%
David N. Warnecke	50%	56%	60%	111%	60%	44%

(1) In accordance with the terms of the plan, the payout for Mr. Drexler was prorated to account for Mr. Drexler's promotion to Senior Vice President and Chief Financial Officer in April 2008.

Payouts under our annual cash incentive program depend upon our earnings before interest, taxes, depreciation and amortization (EBITDA), earnings per share, safety and environmental performance and, for some employees, our production costs per ton. Some or all of these performance measures may be used for our other key employees, and the performance measures may differ for various groups or classifications of employees. By identifying meaningful performance measures and by assigning certain measures greater weight, we are able to more closely align compensation to the achievement of those business objectives over which particular employees have the greatest impact.

We generally establish the financial performance levels based on budgeted earnings for the upcoming year, and the target levels are generally consistent with the range of earnings that we provide to investors. We generally establish safety and environmental performance targets based on our prior performance history with the objective of promoting improvements in those areas. In order to inspire performance above the targets we set and to acknowledge certain levels of performance below those targets, annual cash incentive awards contain threshold, target and maximum levels for each performance measure. Payouts under the awards depend upon the achievement of our objectives.

The following table shows the relative weighting of the performance measures and the threshold, target and maximum levels of performance established for annual incentive awards to the executives named in this proxy statement for the 2009 fiscal year:

Performance Measure	Relative Weighting[1]	Performance Goals		
		Threshold	Target	Maximum
Adjusted EBITDA	50%	$441,700,000	$568,000,000	$694,000,000
Earnings per share	20%	$ 0.83	$ 1.24	$ 1.66
Safety	15%	1.87	1.78	1.67
Environmental	15%	16 NOVs	15 NOVs	13 NOVs
Production costs per ton	—	$ 14.07	$ 13.79	$ 13.24

(1) The relative weighting reflected in the table above applies to the executives named in this proxy statement other than Paul A. Lang. With respect to Mr. Lang, the relative weighting is as follows: adjusted EBITDA — 40%, earnings per share — 10%, safety — 15%, environmental — 15% and production costs per ton — 20%.

The performance goals are defined and evaluated based on the following:

- "Adjusted EBITDA" is determined based on our earnings before interest, taxes, depreciation and amortization, determined on a consolidated basis in accordance with generally accepted accounting principles;
- "Earnings per share" is determined based on our earnings per share of our common stock outstanding, determined on a consolidated basis in accordance with generally accepted accounting principles;
- "Safety" is determined based on our historical performance;
- "Environmental" is determined based on our historical performance; and
- "Production costs per ton" is determined based on budgeted per ton operating cost excluding taxes, royalties, depletion and change in inventory, etc.

If the target level of performance is achieved with respect to a particular performance measure, the applicable payout percentage for that performance measure will equal 100%. Achievement at the threshold performance level results in an applicable payout percentage of 25%, while performance below threshold level results in a payout percentage of 0% for that performance measure. By contrast, achievement at or above the maximum performance level results in an applicable payout percentage of 200%. We may prorate payouts under the annual cash incentive awards for performance levels that fall between the threshold, target and maximum performance levels.

In addition, the financial performance measures of adjusted EBITDA, earnings per share and production cost per ton require achievement of at least the threshold level for the adjusted EBITDA goal. Accordingly, for 2009, if adjusted EBITDA of at least $441.7 million was not achieved, the applicable payout percentage for each of adjusted EBITDA, earnings per share and production costs per ton would have been 0%.

In early 2010, the Committee evaluated the level of achievement of the various performance measures and made the following determinations:

	Performance Goals			
Performance Measure	**Actual Performance**	**Applicable Payout Percentage**	**Relative Weighting[1]**	**Weighted Payout Percentage**
Adjusted EBITDA[2]	$445 million	27%	50%	13.5%
Earnings per share	$ 0.28	—	20%	—
Safety	1.38	200%	15%	30%
Environmental	11 NOVs	200%	15%	30%
Production costs per ton	$ 12.97	200%	—	40%

(1) The relative weighting reflected in the table above applies to the executives named in this proxy statement other than Paul A. Lang. With respect to Mr. Lang, the relative weighting is as follows: adjusted EBITDA — 40%, earnings per share — 10%, safety — 15%, environmental — 15% and production costs per ton — 20%.

(2) Adjusted EBITDA is determined based on our earnings before interest, taxes, depreciation and amortization, determined on a consolidated basis in accordance with generally accepted accounting principles.

Based on the actual performance as set forth above, the Committee determined the amount of each executive officer's annual cash incentive award and recommend that the board of directors approve the following payouts under the 2009 annual cash incentive awards:

Name	Target as % of Base Salary	Actual Payout as % of Base Salary	Dollar Amount of Payout
Steven F. Leer	100%	74%	$624,800
John T. Drexler	60%	44%	$158,800
John W. Eaves	80%	59%	$314,600
Paul A. Lang	60%	67%	$252,700
David N. Warnecke	60%	44%	$163,200

In addition, the board of directors, upon the recommendation of the Committee, established an annual cash incentive program for 2010 identifying those individuals eligible to participate, the target opportunity for each participant and the performance measures that will be used. The overall design of the 2010 annual cash incentive program is generally consistent with the program approved by the board of directors for 2009.

Long-Term Incentive Program — Our long-term incentive program is designed to achieve the compensation objectives established by the Committee. The Committee intends for our long-term incentive program to promote decision-making that creates long-term value for our stockholders. The Committee believes that an effective long-term incentive program should also create strong retention incentives for those key employees who are most likely to influence our long-term performance. In addition, we attempt to align the long-term interests of our executives with those of our stockholders by tying a portion of total compensation to appreciation in the value of our common stock.

The Committee has retained flexibility in the types of awards that it may use to implement our long-term incentive program. We have used performance units and performance-contingent phantom stock in order to promote the achievement of our long-term financial and operating performance objectives. In addition, we have used restricted stock, restricted stock units, stock options and other awards tied to the value of our common stock in order to align the long-term interests of our executives and our stockholders and for retention purposes. In determining the aggregate value of long-term awards and the mix of those awards for our executives, the Committee considers the executives' scope of responsibility, peer group market data, market competition for the particular position, relative internal equity and leadership continuity.

The following table shows the types of awards that we have generally included as a component of our long-term incentive program for each of the last three years and for 2010, and the percentage of targeted long-term compensation associated with each award:

Compensation Objective	2007	2008	2009	2010
Performance units	—	—	50%	50%
Restricted stock units	—	—	—	—
Stock options	100%	100%	50%	50%
Performance-contingent phantom stock	—	—	—	—

The following is a description of each of these types of awards:

Performance Units — Beginning in 2009, we used performance units as a component of our long-term incentive program in order to motivate our executives to focus on our financial and operating performance over a multi-year period. Performance units generally provide an opportunity for key employees to earn additional compensation upon the successful achievement of our objectives over a three-year period. The Committee has also retained discretion to further align the long-term interests of our stockholders and executives by providing that payouts under performance units may be in the form of cash, stock or a combination of the two.

Payouts under the performance units granted will depend upon our achievement of certain financial and operating performance objectives over a three-year period. The board of directors, upon the recommendation of the Committee, determined that our safety and environmental performance remains a critical measure of our long-term success. In redesigning our long-term incentive program for 2009, we evaluated potential performance measures within and outside our industry. Relative total shareholder return has become a preferred long-term performance measure by stockholders because it rewards management for outperforming industry competitors and is directly aligned with stockholder value. As such, to more closely align the interests of our executives and our stockholders, the Committee recommended that the board of directors replace EBITDA as the financial measure historically used by our board of directors with a measure of our total stockholder return relative to a peer group consisting of coal industry competitors. For these purposes, we will determine total stockholder return as the compound total stockholder return assuming reinvestment of dividends over the relevant performance period, and our performance will be assessed on a relative basis versus the external benchmark.

Restricted Stock Units and Restricted Stock — Prior to 2007, we used restricted stock units as a component of our long-term incentive program designed to align the long-term interests of our stockholders and our executives and for retention purposes. In addition, from time to time we grant restricted stock and restricted stock units to certain key employees as an additional retention incentive. Restricted stock units and restricted stock can provide a significant retention incentive since they have real, current value that an executive may forfeit if his or her employment terminates before the awards vest. In addition, restricted stock units and restricted stock satisfy our compensation objectives by promoting long-term decision-making that results in appreciation in the value of our common stock. We have historically used restricted stock units rather than restricted stock because recipients could elect to defer receipt of the common stock and the corresponding tax obligation upon vesting.

When awarded in the past, we have generally conditioned receipt of the common stock underlying these awards on the executive's continued employment. Restricted stock units and restricted stock usually vests ratably over a period of time, generally three or four years. Certain restricted stock awards that we have granted in the past cliff vest at the end of a specified period in order to provide an additional retention incentive. In determining the conditions associated with these types of awards, the Committee considers the market competition for the executive's position, the ability of the executive to influence our long-term financial and operating performance and succession planning. The Committee has retained discretion whether or not to consider the number of shares of our common stock held by an executive in recommending subsequent awards of restricted stock units or restricted stock.

Stock Options — In 2009, the board of directors, upon the recommendation of the Committee, determined to use stock options as 50% of the value of the long-term incentive program. In making its recommendation, the Committee determined that long-term stock price appreciation was reflective of our achievement of the long-term performance objectives established by our board of directors. We used stock options as the sole component of our long-term incentive program for 2007 and 2008.

Stock options represent the opportunity to buy shares of our common stock at a fixed price at a future date. Under the terms of our stock incentive plan, the exercise price of stock options cannot be less than the fair market value of a share of our common stock on the date of grant. As such, stock options have value for our executives only if the price of our common stock increases after the date of grant.

In the past, our board of directors has generally approved stock options grants in connection with our annual performance assessment and evaluation process. Our policy is to issue stock options on the dates on which the awards are approved and to set the exercise prices of those awards equal to the closing market price of our common stock on that date. In order to provide some retention incentive, our stock options generally vest over a stated period measured from the date of grant. Depending upon the strength of the retention incentive intended by the Committee, stock options may vest over three or four years. As is typical, the stock options we grant expire after ten years, except in limited circumstances.

Performance-Contingent Phantom Stock — On occasion, we have used performance-contingent phantom stock in order to provide our executives with an opportunity to receive additional compensation for exceptional long-term financial performance.

Perquisites and Other Benefits — We provide various perquisites and other benefits to our executives for a variety of different reasons, including our intent to attract and retain executives with a comprehensive compensation package. Many of these perquisites and other benefits are not tied to any formal performance objectives. We provide the following perquisites to our executives:

Financial, Estate and Tax Planning Services — We provide our executives with financial, estate and tax planning services in order to assist them with the complexities of the various compensation arrangements that we maintain, retirement planning and compliance with our stock ownership guidelines.

Club Membership Dues — We provide a limited number of executives with memberships for dining and/or country clubs. We intend for these club memberships to provide access to facilities that our executives may use for more private business and business entertainment meetings.

Other Perquisites — We provide certain executives with a number of other perquisites, including limited personal use of our corporate aircraft. For more information about these perquisites, including the incremental cost to us for providing those perquisites, you should see the table included as a footnote to the Summary Compensation Table below.

In December 2009, the board of directors, upon the recommendation of the Committee, determined that beginning January 1, 2010, executives will not receive any tax gross up payments on perquisites.

Participation in Benefit Plans and Other Compensation Arrangements — Each of our executives is eligible to participate in the same health and welfare plans as our other eligible employees. These plans include medical and dental insurance, life, travel and accidental death and dismemberment insurance, short- and long-term disability coverage and participation in our qualified defined benefit pension plan and qualified defined contribution plan. In addition, each of our executives is eligible to participate in our supplemental retirement plan and non-qualified deferred compensation plan, and each of our executives is subject to an employment agreement.

The following is a summary of certain benefit plans and other compensation arrangements available to our executives but for which our other employees may not be eligible:

Supplemental Retirement Plan Benefits — We sponsor a tax-qualified defined benefit plan covering all of our eligible employees, including our executives. The Internal Revenue Code limits the amount of qualified retirement benefits we may provide for certain employees. As a result, we sponsor a supplemental retirement plan that provides eligible employees, including the executives named in this proxy statement, with additional retirement benefits that would otherwise be available under our defined benefit pension plan but for the limitations contained in the Internal Revenue Code. For more information about our defined benefit pension plan and our supplemental retirement plan, including the accumulated benefits attributable to the executives named in this proxy statement, you should see "Pension Benefits" below.

Non-Qualified Deferred Compensation Plan — We sponsor a tax-qualified defined contribution plan covering all of our eligible employees, including the executives named in this proxy statement. Under this plan, eligible employees may contribute up to 50% of their base salaries to the plan, subject to certain limitations contained in the Internal Revenue Code. We contribute one dollar for each dollar contributed by our employees, up to a maximum of 6% of employees' base salaries. The Internal Revenue Code limits the amount certain of our employees may contribute to our defined contribution plan in any tax year. As a result, we sponsor a non-qualified deferred compensation plan that allows eligible employees, including the executives named in this proxy statement, to defer receipt of a portion of their base salaries and certain annual and long-term cash incentive awards not subject to these limits. The deferred compensation plan provides higher-paid employees with the full company matching contribution to which they would otherwise be entitled under our defined contribution plan but for the limitations contained in the Internal Revenue Code. For more information about our deferred compensation plan, including information about amounts attributable to the executives named in this proxy statement, you should see "Non-Qualified Deferred Compensation" below.

Employment Agreements — In order to provide certain key employees, including the executives named in this proxy statement, with some financial security in the event their employment with our organization is terminated without cause or under certain circumstances following a change of control, we provide those employees with employment agreements. Those agreements provide for cash payments to the key employees in the event their employment with us is terminated under certain circumstances. We believe that the employment agreements we maintain with our key employees provides a meaningful mechanism by which to retain those individuals who are most capable of affecting our future performance. In December 2009, the board of directors, upon the recommendation of the Committee, determined that no tax gross up provision is to be included in any employment agreement entered into after January 1, 2010. For more information about the employment agreements with the executives named in this proxy statement, you should see "Potential Payments Upon Termination of Employment or Change-in-Control" below.

Stock Ownership Guidelines — Our board of directors has adopted stock ownership guidelines that are intended to promote meaningful stock ownership by our executives. These guidelines specify a number of shares of our common stock, including unvested restricted stock, unvested restricted stock units, shares held through our qualified defined contribution plan and hypothetical shares of our common stock held through our non-qualified deferred compensation plan, that our executives must have accumulated by January 1, 2009 or, if elected after January 1, 2004, within five years of becoming an executive. The specific share holding requirements are determined based on a multiple of base salary ranging from one to three times, with the higher multiples applicable to the executives having the highest levels of responsibility. As of December 31, 2009, each of the individuals who has been an executive for at least five years satisfied the stock ownership goal adopted by the board of directors.

Impact of Tax Considerations on Compensation

The Internal Revenue Code limits the amount of the tax deduction we are entitled to take for compensation paid to the executives named in this proxy statement for a particular year unless the compensation meets specific standards. We may deduct compensation in excess of $1 million if compensation is "performance-based" and is paid pursuant to a plan that meets certain requirements. In developing, implementing and administering our executive compensation program, the Committee considers the impact of these limits and balances the desire to maximize the deductibility of compensation with the goal of attracting, motivating and retaining highly-talented executives.

We generally seek to maximize the tax deductibility of all elements of compensation. However, in light of the need to maintain flexibility in administering our executive compensation program, the Committee retains discretion to recommend to the board of directors compensation in excess of the limits, even if a portion of it may not be deductible.

Summary Compensation Table

The following table is a summary of compensation information for our chief executive officer, our chief financial officer and each of the other three most highly compensated executives for each of the last three years:

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)(5)	Total ($)
Steven F. Leer, Chairman and Chief Executive Officer	2009	$850,000	—	$ —	$1,365,391	$ 624,800	$561,205	$146,881	$ 3,548,277
	2008	850,000	—	1,715,060	4,234,402	3,037,000	122,273	200,760	10,159,495
	2007	800,000	—	—	1,879,068	1,272,800	198,008	102,634	4,252,510
John T. Drexler, Senior Vice President and Chief Financial Officer(7)	2009	360,000	—	—	421,470	158,800	49,604	47,498	1,037,372
	2008	298,632	—	—	856,170	407,000	—(6)	93,078	1,654,880
	2007	207,270	—	—	122,870	104,432	7,251	12,436	454,259
John W. Eaves, President, Chief Operating Officer and Director	2009	535,000	—	—	863,137	314,600	219,889	82,785	2,015,411
	2008	535,000	—	1,143,373	2,725,705	1,674,000	26,170	114,800	6,219,048
	2007	500,000	—	—	1,217,404	690,400	68,185	125,440	2,601,429
Paul A. Lang, Senior Vice President — Operations	2009	380,000	—	421,500	444,977	252,700	141,035	45,152	1,685,364
	2008	365,000	—	—	885,027	946,700	539	41,131	2,238,397
	2007	350,000	—	—	872,096	205,740	49,422	37,273	1,514,531
David N. Warnecke, Vice President-Marketing and Trading	2009	370,000	—	—	433,058	163,200	166,895	40,830	1,173,983
	2008	360,000	—	263,450	872,649	1,123,750	17,665	38,876	2,676,390
	2007	350,000	—	—	878,452	233,300	49,686	35,196	1,546,634

(1) Amounts shown include amounts that the executives named in this proxy statement elected to defer, on a discretionary basis, pursuant to our deferred compensation plan.

(2) Amounts shown represent the aggregate grant date fair value of all stock or stock option awards, as applicable, made to each executive during the year indicated. We have determined the grant date fair value in accordance with FASB ASC Topic 718 (formerly referred to as Statement of Financial Accounting Standards No. 123R, *Share-Based Payment*). The determination of the grant date fair value is subject to certain estimates and assumptions described in Note 16 to our consolidated financial statements for the year ended December 31, 2009 and under the heading "Stock-Based Compensation" in the section entitled "Critical Accounting Policies" included in our Annual Report on Form 10-K for the year ended December 31, 2009. Amounts shown do not necessarily represent the actual value that may ultimately be received by the executives.

(3) Amounts shown include the following payouts:

Name	Year	Annual Cash Incentive Awards	Performance Unit Awards
Steven F. Leer	2009	$ 624,800	$ 0
	2008	1,537,000	1,500,000
	2007	700,800	572,000
John T. Drexler	2009	158,800	0
	2008	247,000	160,000
	2007	73,432	31,000
John W. Eaves	2009	314,600	0
	2008	774,000	900,000
	2007	350,400	340,000
Paul A. Lang	2009	252,700	0
	2008	366,700	580,000,
	2007	145,900	59,840
David N. Warnecke	2009	163,200	0
	2008	390,600	733,150
	2007	153,300	80,000

Amounts shown include amounts that the executives named in this proxy statement elected to defer, on a discretionary basis, pursuant to our deferred compensation plan.

(4) Amounts shown represent the changes in the actuarial present value of the accumulated benefits for the executives named in this proxy statement under our defined benefit pension plans, including our supplemental retirement plan, computed in accordance with FASB ASC Topic 715 (formerly referred to as Statement of Financial Accounting Standards No. 87, *Employer's Accounting for Pensions*). The present value of accumulated benefits is subject to certain actuarial assumptions described in Note 13 to our consolidated financial statements for the year ended December 31, 2009 and under the heading "Employee Benefit Plans" in the section entitled "Critical Accounting Policies" included in our Annual Report on Form 10-K for the year ended December 31, 2009.

(5) Amounts shown include the following:

Name	Year	Matching Contribution to Plan	Credits Under Deferred Compensation Plan	Dividend Equivalents	Financial Planning Services	Club Membership Dues	Tax Reimbursement	Other*	Total
Steven F. Leer,	2009	$13,142	$40,324	$11,718	$16,260	$ 8,250	$18,093	$ 39,093	$146,881
Chairman and	2008	12,545	35,587	11,781	13,608	9,675	17,245	100,320	200,760
Chief Executive Officer	2007	12,250	33,431	2,376	9,016	11,860	15,399	18,302	102,634
John T. Drexler,	2009	11,132	7,575	—	12,104	7,344	9,343	—	47,498
Senior Vice	2008	10,343	—	—	6,328	49,560	26,847	—	93,078
President and Chief Financial Officer(7)	2007	12,436	—	—	—	—	—	—	12,436
John W. Eaves,	2009	14,630	20,490	7,812	8,868	9,000	13,180	8,805	82,785
President, Chief	2008	12,780	17,093	7,808	12,100	8,760	15,387	40,872	114,800
Operating Officer and Director	2007	12,827	14,315	28,421	13,802	15,780	23,942	16,353	125,440
Paul A. Lang,	2009	14,560	9,196	—	10,812	—	8,984	1,600	45,152
Senior Vice	2008	13,518	7,964	283	10,434		8,221	711	41,131
President — Operations	2007	13,036	5,337	450	10,266		7,771	413	37,273
David N. Warnecke,	2009	14,100	9,071	—	9,163	—	7,496	1,000	40,830
Vice President —	2008	13,341	8,001	272	9,934	—	7,328	—	38,876
Marketing and Trading	2007	12,878	3,463	432	9,234	—	5,681	3,509	35,196

* Other items shown in the table above include reimbursement of the costs of annual physical examinations and personal use of corporate aircraft in 2009 and 2008 for Messrs. Leer and Eaves. We determined the aggregate incremental cost of

financial planning services, club membership dues and annual physical examinations by reference to our actual out-of-pocket costs for such benefits or a prorated portion of our actual out-of-pocket costs in the event such costs were not separately identifiable. For 2009, the incremental costs of the personal use of corporate aircraft for Messrs. Leer, Eaves and Lang were $33,074, $8,805 and $1,600, respectively. We determined the aggregate incremental cost of the personal use of corporate aircraft by reference to a cost-per-flight-hour charge developed by a nationally-recognized and independent service. This flight-hour charge reflects the direct operating costs of the aircraft, including fuel, additives and lubricants, airport fees and assessments, as well as aircraft landing and parking, customs and permit fees, in-flight supplies and food, and flight planning and weather services. In addition, the flight-hour charge provides for periodic engine and auxiliary power unit overhauling, outside labor and maintenance parts for the airframe, engine and avionics, crew travel expenses and other miscellaneous costs.

(6) The value of Mr. Drexler's pension account decreased $2,264 during 2008.

(7) Mr. Drexler was appointed Senior Vice President and Chief Financial Officer effective April 30, 2008 after having served previously as our Vice President-Finance and Accounting.

Grants of Plan-Based Awards for the Year Ended December 31, 2009

The following table shows information relating to the grants of certain equity and non-equity awards made to the executives named in this proxy statement during 2009:

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards						
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units (#)[1]	All Other Option Awards: Number of Securities Underlying Options (#)[2]	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards[3]
Steven F. Leer	02/19/09[4]	$ 31,875	$ 850,000	$1,700,000	—	—	$ —	$ —
	02/19/09[5]	223,125	1,487,500	2,975,000	—	—	—	—
	02/19/09	—	—	—	—	206,200	14.05	1,365,391
John T. Drexler	02/19/09[4]	8,100	216,000	432,000	—	—	—	—
	02/19/09[5]	74,250	495,000	990,000	—	—	—	—
	02/19/09	—	—	—	—	63,650	14.05	421,470
John W. Eaves	02/19/09[4]	16,050	428,000	856,000	—	—	—	—
	02/19/09[5]	140,438	936,250	1,872,500	—	—	—	—
	02/19/09	—	—	—	—	130,350	14.05	863,137
Paul A. Lang	02/19/09[4]	8,550	228,000	456,000	—	—	—	—
	02/19/09[5]	78,375	522,500	1,045,000	—	—	—	—
	02/19/09	—	—	—	—	67,200	14.05	444,977
	02/19/09	—	—	—	30,000	—	—	421,500
David N. Warnecke	02/19/09[4]	8,325	222,000	444,000	—	—	—	—
	02/19/09[5]	76,313	508,750	1,017,500	—	—	—	—
	02/19/09	—	—	—	—	65,400	14.05	433,058

(1) Amounts represent the number of shares of restricted stock or restricted stock units we granted to the executives named in this proxy statement during 2009. You should see the information under the heading "Elements of Our Compensation Program" in the sub-section entitled "Compensation Discussion and Analysis" for more information about our restricted stock and restricted stock unit awards.

(2) Amounts represent the number of stock options we granted to the executives named in this proxy statement during 2009. You should see the information under the heading "Elements of Our Compensation Program" in the sub-section entitled "Compensation Discussion and Analysis" for more information about our stock option awards.

(3) Amounts represent the grant date fair value of restricted stock, restricted stock units or stock options we awarded to the executives named in this proxy statement for 2009 determined in accordance with FASB ASC Topic 718 (formerly referred to as Statement of Financial Accounting Standards No. 123R, *Share-Based Payment*). The determination of grant date fair

value is subject to certain estimates and assumptions described in Note 16 to our consolidated financial statements for the year ended December 31, 2009 and under the heading "Stock-Based Compensation" in the section entitled "Critical Accounting Policies" included in our Annual Report on Form 10-K for the year ended December 31, 2009.

(4) Amounts represent the potential amounts payable to the executives named in this proxy statement under the annual cash incentive awards for 2009 assuming threshold, target and maximum levels of performance. Amounts paid to the executives named in this proxy statement under our annual cash incentive awards for 2009 have been included under the column entitled "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table.

(5) Amounts represent the potential amounts payable in 2012 to the executive officers named in this proxy statement under performance units awarded in 2009 assuming threshold, target, and maximum levels of performance for 2009-2011 performance period. You should see the information under the heading "Elements of Our Compensation Program" in the sub-section entitled "Compensation Discussion and Analysis" for more information about our performance unit awards.

Outstanding Equity Awards at December 31, 2009

The following table shows information relating to the equity awards previously made to the executives named in this proxy statement which remain outstanding at December 31, 2009.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Steven F. Leer	218,900(2)	—	—	$ 9.08	02/28/12	—	$ —	—	$—
	218,900(3)	—	—	11.30	04/25/12	—	—	—	—
	—	206,200(4)	—	14.05	02/19/19	—	—	—	—
	88,700(5)	44,350(5)	—	32.99	02/22/17	—	—	—	—
	42,367(6)	84,733(6)	—	52.69	02/21/18	—	—	—	—
	—	64,100(7)	—	52.69	02/21/18	—	—	—	—
	—	—	—	—	02/21/18	32,550(8)	724,238	—	—
Total	568,867	399,383	—			32,550	724,238		—
John T. Drexler	2,074(2)	—	—	$ 9.08	02/28/12	—	—	—	—
	2,074(3)	—	—	11.30	04/25/12	—	—	—	—
	—	63,650(4)	—	14.05	02/19/19	—	—	—	—
	5,400(10)	—	—	16.10	07/22/14	—	—	—	—
	5,800(5)	2,900(5)	—	32.99	02/22/17	—	—	—	—
	1,550(6)	3,100(6)	—	52.69	02/21/18	—	—	—	—
	11,467(11)	22,933(11)	—	56.84	04/24/18	—	—	—	—
Total	28,365	92,583	—			—	—	—	—
John W. Eaves	71,900(2)	—	—	9.08	02/28/12	—	—	—	—
	18,200(12)	—	—	10.98	02/22/11	—	—	—	—
	71,900(3)	—	—	11.30	04/25/12	—	—	—	—
	—	130,350(4)	—	14.05	02/19/19	—	—	—	—
	57,467(5)	28,733(5)	—	32.99	02/22/17	—	—	—	—
	26,667(6)	53,333(6)	—	52.69	02/21/18	—	—	—	—
	—	42,750(7)		52.69	02/21/18				
	—	—	—	—	02/21/18	21,700(8)	482,825	—	—
Total	246,134	255,166	—			21,700	482,825	—	—
Paul A. Lang	—	67,200(4)	—	14.05	02/19/19	—	—	—	—
	36,167(5)	20,583(5)	—	32.99	02/22/17	—	—	—	—
	14,300(6)	28,600(6)	—	52.69	02/21/18	—	—	—	—
	—	—	—	—	02/19/19	30,000(9)	667,500	—	—
Total	50,467	116,383	—			30,000	667,500	—	—
David N. Warnecke	—	65,400(4)	—	14.05	02/19/19	—	—	—	—
	41,467(5)	20,733(5)	—	32.99	02/22/17	—	—	—	—
	14,100(6)	28,200(6)	—	52.69	02/21/18	—	—	—	—
	—	—	—	—	02/21/18	5,000(13)	111,250	—	—
Total	55,567	114,333	—			5,000	111,250	—	—

(1) Calculated using the closing price for our common stock as reported on the New York Stock Exchange on December 31, 2009.

(2) Stock options vested at the rate of 25% per year, with vesting dates of February 28, 2003, February 28, 2004, February 28, 2005 and February 28, 2006.

(3) Stock options vested at the rate of 25% per year, with vesting dates of April 25, 2003, April 25, 2004, April 25, 2005 and April 25, 2006.

(4) Stock options vest at the rate of 25% per year, with vesting dates of February 19, 2010, February 19, 2011, February 19, 2012 and February 19, 2013.

(5) Stock options vest at the rate of 33⅓% per year, with vesting dates of February 22, 2008, February 22, 2009 and February 22, 2010.

(6) Stock options vest at the rate of 33⅓% per year, with vesting dates of February 21, 2009, February 21, 2010 and February 21, 2011.

(7) One-half of the stock options vest on each of February 21, 2011 and February 21, 2012.

(8) One-half of the restricted stock units vest on each of February 21, 2011 and February 21, 2012.

(9) Restricted stock vest on February 19, 2013.

(10) Stock options vested at the rate of 33⅓% per year, with vesting dates of July 22, 2005, July 22, 2006 and July 22, 2007.

(11) Stock options vested at the rate of 33⅓% per year, with vesting dates of April 24, 2009, April 24, 2010 and April 24, 2011.

(12) Stock options vested at the rate of 33⅓% per year, with vesting dates of February 22, 2002, February 22, 2003 and February 22, 2004.

(13) Restricted stock vests on February 21, 2011.

Option Exercises and Stock Vested for the Year Ended December 31, 2009

The following table shows information relating to the exercise or vesting of certain equity awards previously made to the executives named in this proxy statement during 2009.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)[2]	Value Realized on Vesting ($)[3]
Steven F. Leer	—	$—	2,100	$ 26,061
John T. Drexler	—	—	—	—
John W. Eaves	—	—	1,266	15,711
Paul A. Lang	—	—	20,832	298,525
David N. Warnecke	—	—	800	9,928

(1) Amounts shown represent the value realized upon exercise of outstanding stock options calculated by multiplying the number of shares acquired upon exercise by the difference between the option exercise price and the fair market value of our common stock on the date of exercise.

(2) Amounts shown represent the portion of outstanding restricted stock and restricted stock units that vested during 2009, including shares that the executive elected to defer, on a discretionary basis, under our deferred compensation plan as follows: 2,100 shares for Mr. Leer and 1,266 shares for Mr. Eaves.

(3) Amounts shown represent the value realized upon vesting of restricted stock and restricted stock units calculated by multiplying the number of shares or units that vested during 2009 by the fair market value of our common stock on the date of vesting.

Pension Benefits

Defined Benefit Pension Plan. We sponsor a defined benefit pension plan covering all of our eligible employees, including our executives. Employees become eligible to participate in the plan after working 1,000 hours. We credit each participant in the plan with a cash balance account. Participants become vested in their cash balance accounts after serving three years with us. Upon retirement or upon termination of employment following three years of service with us, participants or their beneficiaries may elect to receive benefits in a lump sum, in installments over a period of time or at a later date. Under the terms of the plan, normal retirement occurs on the first day of the month following the date a participant turns 65.

We credit each participant's cash balance account with a monthly interest amount based on the U.S. Treasury rate, subject to a minimum rate of 4.25%. In addition, we may provide transition credits to employees who participated in certain predecessor plans for a period up to the number of years of credited service with the predecessor plan, subject to certain maximum amounts depending upon the particular plan. The transition contribution rates range from 1% to 4% of compensation, depending upon the participant's age at the end of the year. Annually, we also credit each participant's cash balance account with an amount, reflected as a percentage of compensation, based on the participant's age at the end of the year. For purposes of determining the contribution amount, compensation includes salary, regular wages, overtime pay, earned vacation pay, short-term incentive compensation payments and amounts contributed by the participant to a qualified profit-sharing or cafeteria plan maintained by us, subject to certain limits imposed under the Code. The following table shows the percentages of compensation we contribute to each participant's account, based on the participant's age at the end of the year:

Age at End of Year	Contribution Rate (% of Compensation)
Less than 30	3%
30-39	4%
40-44	5%
45-49	6%
50-54	7%
55 and over	8%

Supplemental Retirement Plan. We sponsor a supplemental retirement plan covering all of our eligible employees, including our executives, whose retirement benefits under our defined benefit pension plan are limited by the Code. Under our supplemental retirement plan, each eligible employee is entitled to receive a lump sum amount equal to the difference between the amount that would have been paid under our defined benefit pension plan but for the limitations contained in the Code and the actual amount that the employee is entitled to receive under our defined benefit pension plan after taking into account the limitations imposed by the Code. Subject to the limitations contained in the Code, benefits under the supplemental retirement plan commence on the same date an eligible employee is entitled to begin receiving benefits under the defined benefit pension plan.

The following table shows information relating to the accumulated benefits to which the executives named in this proxy statement are entitled under our defined benefit pension plans at December 31, 2009:

Name	Plan Name	Number of Years Credited Service (#)[1]	Present Value of Accumulated Benefit ($)[2]	Payments During Last Fiscal Year ($)
Steven F. Leer......	Arch Coal, Inc. Retirement Account Plan	29	$ 530,969	$—
	Arch Coal, Inc. Supplemental Retirement Plan	29	1,899,650	—
John T. Drexler.....	Arch Coal, Inc. Retirement Account Plan	12	85,167	—
	Arch Coal, Inc. Supplemental Retirement Plan	12	31,943	—
John W. Eaves	Arch Coal, Inc. Retirement Account Plan	27	342,353	—
	Arch Coal, Inc. Supplemental Retirement Plan	27	517,806	—
Paul A. Lang	Arch Coal, Inc. Retirement Account Plan	25	293,330	—
	Arch Coal, Inc. Supplemental Retirement Plan	25	181,999	—
David N. Warnecke..	Arch Coal, Inc. Retirement Account Plan	26	440,301	—
	Arch Coal, Inc. Supplemental Retirement Plan	26	241,049	—

(1) Under our defined benefit pension plans, certain executives named in this proxy statement have been credited with additional years of service attributable to employment with one or more predecessor entities as follows: Mr. Leer — 16 years, Mr. Eaves — 15 years, Mr. Lang — 13 years and Mr. Warnecke — 13 years. In addition to an annual credit to our defined benefit pension plans, each of the executives except for Mr. Eaves and Mr. Drexler receives a transition credit ranging from 1% to 4% of his compensation as a result of the additional years of service.

(2) Amounts shown for each named executive represent the actuarial present value of the named executive's accumulated benefit under our defined benefit pension plans as of December 31, 2009, computed in accordance with FASB ASC Topic 715 (formerly known as Statement of Financial Accounting Standards No. 87, *Employer's Accounting for Pensions*). The present value of accumulated benefits is subject to certain actuarial assumptions described in Note 14 to our consolidated financial statements for the year ended December 31, 2009 and under the heading "Employee Benefit Plans" in the section entitled "Critical Accounting Policies" included in our Annual Report on Form 10-K for the year ended December 31, 2009.

Non-Qualified Deferred Compensation

We maintain a deferred compensation plan that allows an eligible employee to defer receipt of his or her base salary and/or annual incentive payment until the date or dates elected by the participant. The amounts deferred are invested in cash accounts that mirror the gains and/or losses of a number of different investment funds, including a hypothetical investment in shares of our common stock. The deferred compensation plan offers participants a wide-range of publicly-available investment funds, including international, U.S. equity, bond and money market funds. These investment funds are substantively similar to the investment alternatives offered to participants of our defined contribution plan. The plan does not offer any above-market rates of return to our executives.

Participants in the plan may defer up to 85% of their base salaries and up to 100% of their annual incentive awards. The plan also allows participants to defer receipt of up to 100% of the shares issuable under any restricted stock units or performance-contingent phantom stock awards granted to executives under our long-term incentive program. Participants are always vested in their deferrals to the plan and any related earnings. We contribute one dollar for each dollar of base salary deferred by participants in the plan, up to a maximum of 6% of the participant's base salaries. We have established a grantor trust to fund our obligations under the deferred compensation plan. The trust has purchased corporate-owned life insurance to offset these obligations. Participants have an unsecured contractual commitment by us to pay the amounts due under the deferred compensation plan.

Under the plan, we credit each participant's account with the number of units equal to the number of shares or units that the participant could purchase or receive with the amount of compensation deferred under the plan on the date we credit the participant's account, based upon the fair market value of the underlying investment on that date. We will pay the amount of compensation deferred under the plan to the participant (or to his or her designated beneficiary in the event of death) in annual installments or in a lump sum, at the participant's election, following the participant's termination of employment or on the date or dates specified by the participant in his or her payment election. The amount we pay will be based on the number of units credited to each participant's account, valued on the basis of the fair market value of an equivalent number of shares or units of the underlying investment on the date payment occurs. We may also pay a participant the amount of compensation deferred under the plan prior to the date the participant initially elected to receive payment if we determine that the employee has a demonstrated financial hardship.

The following table shows information relating to the activity in the deferred compensation plan accounts for the executives named in this proxy statement during 2009:

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)(1)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)(2)
Steven F. Leer	$776,899	$40,324	$3,570,312	$—	$13,622,297
John T. Drexler	18,000	7,575	10,234	—	46,591
John W. Eaves	323,805	20,490	1,124,780	—	4,175,233
Paul A. Lang	47,431	9,196	68,117	—	379,519
David N. Warnecke	45,498	9,071	64,883	—	457,795

(1) Amounts shown represent credits we made under our deferred compensation plan to the named executive's account that are intended to provide the named executive with the full company matching contributions to which they would otherwise be entitled under our defined contribution plan but for certain limitations contained in the Code. We have included these amounts in the column entitled "All Other Compensation" contained in the Summary Compensation Table.

(2) Amounts shown include the following that we have reported as compensation for 2009 in the Summary Compensation Table: Mr. Leer — $40,324; Mr. Drexler — $7,575; Mr. Eaves — $20,490; Mr. Lang — $9,196; and Mr. Warnecke — $9,071.

Potential Payments Upon Termination of Employment or Change-in-Control

We maintain certain agreements or arrangements with each of the executives named in this proxy statement that provide for the payment or acceleration of certain benefits in the event that such executive's employment is terminated without cause or following a change-in-control. In addition to the benefits described below, the executives named in this proxy statement would also be entitled to receive certain benefits under our defined benefit pension plan, supplemental retirement plan and deferred compensation plan. You should see the sub-section entitled "Pension Benefits" for more information on the benefits accumulated under our defined benefit pension plan and our supplemental retirement plan that are attributable to each of the executives named in this proxy statement and the sub-section entitled "Non-Qualified Deferred Compensation" for more information on the aggregate balance maintained under our deferred compensation plan by each of the executives named in this proxy statement.

Potential Payments Upon Termination of Employment

We maintain employment agreements with each of our executives, including the executives named in this proxy statement, and certain other key employees. Each of the employment agreements has a term of one year that is automatically extended for successive one-year periods unless either party terminates the agreement upon at least one year notice prior to the end of any one-year term. Under the employment agreements and certain other arrangements we have with the executives named in this proxy statement, we may be required to provide compensation in the event of a termination of employment or a change in control of the company. As a condition to each executive's entitlement to receive payments under the employment agreements, the executive is required to execute a waiver of claims against us and to abide by certain non-disclosure, non-competition and non-solicitation requirements. These restrictions prohibit executives from engaging in any business that competes with any of our business operations for a period of six months following the date of termination and from soliciting for employment, hiring or retaining any of our employees for a period of one year following the date of termination.

Voluntary termination and termination for cause — Each of the executives named in this proxy statement may terminate his or her employment at any time. In addition, we may terminate the employment of the executives named in this proxy statement for cause at any time. Under the terms of the employment agreements with the executives named in this proxy statement, a termination is for cause if it is for any of the following reasons:

- a willful and continual failure to perform his or her duties;
- gross misconduct that is materially and demonstrably detrimental to us; or
- the commission of a felony.

If we terminate an executive's employment for cause or if an executive terminates his or her employment for any reason prior to a change of control or for other than good reason following a change of control, then we will pay the executive an amount equal to the executive's accrued and unpaid base salary and unused vacation time. If we terminate an executive's employment for cause or if the executive terminates his or her employment for any reason without our consent, then all of the unexpired, unvested restricted stock, restricted stock units, performance units, stock options, performance-contingent phantom stock or other awards granted to the executive under our stock incentive plan that remain outstanding on the date of termination shall automatically be forfeited. If we terminated each of the executives named in this proxy statement for cause or if each of the executives named in this proxy statement terminated his employment on December 31, 2009, then the executives would not have been entitled to receive any amounts from us.

Termination without cause prior to a change of control — Each of the executives named in this proxy statement may be entitled to certain benefits if we terminate the executive's employment for reasons other than cause. If we terminate an executive without cause prior to a change of control, then under the terms of the employment agreement we will pay the executive a lump sum cash amount equal to the following:

- one times (two times for Mr. Leer) the executive's annual base salary;
- 12 times (18 times for Mr. Leer) the effective monthly COBRA rate;
- 12 times (24 times for Mr. Leer) the applicable monthly life insurance premium rate;
- a pro-rata portion of any amounts to which the executive would be entitled under our annual cash incentive awards or our long-term cash and equity-based incentive awards;
- one times the higher of the executive's annual cash incentive award for the most recent year or the average annual cash incentive award for the three preceding years;
- the matching contribution under our defined contribution plan and executive deferred compensation plan and the annual cash balance credit amounts under our defined benefit plans as if the executive continued to participate in those plans for a period of 12 months (24 months for Mr. Leer) and the amount of any related income taxes; and
- the value of any unused vacation time.

In addition, if we terminate an executive for reasons other than for cause prior to a change of control, all unexpired stock options held by the executive on the date of termination will immediately vest and become exercisable by the executive in accordance with the terms of our stock incentive plan and related stock option award agreements. Also, we have agreed to reimburse the executives named in this proxy statement for the cost of financial counseling services (up to a maximum of $5,000) for a period of 12 months (24 months for Mr. Leer), the cost of reasonable outplacement services for a period of 12 months (24 months for Mr. Leer) and the amount of any excise taxes imposed on the executive under the Code.

The following table shows the amounts each of the executives named in this proxy statement would receive if we terminated his employment for reasons other than for cause prior to a change of control on December 31, 2009:

	Steven F. Leer	John T. Drexler	John W. Eaves	Paul A. Lang	David N. Warnecke
Cash payments:					
Cash severance	$2,729,267	$ 576,000	$1,052,467	$ 626,867	$ 625,300
Healthcare coverage	27,726	18,484	18,484	18,484	18,484
Life insurance premiums	3,978	842	1,252	889	866
Incentive awards[(1)]	1,345,833	381,000	740,083	402,167	391,583
Retirement benefits	1,253,017	123,310	293,758	225,825	245,289
Financial counseling and outplacement services	30,000	20,000	20,000	20,000	20,000
Accrued salary and accrued vacation	—	—	—	—	—
Excise tax and gross up	—	—	—	—	—
Acceleration of equity awards:					
Stock options	1,690,840	521,930	1,068,870	551,040	536,280
Total	$7,080,661	$1,641,567	$3,194,914	$1,845,272	$1,837,802

(1) For purposes of estimating the amounts payable by us under our annual cash incentive awards or our long-term cash and equity-based incentive awards, we have assumed that we achieved target levels of performance under those awards.

Termination in connection with a change of control— Each of the executives named in this proxy statement may be entitled to certain benefits if we terminate the executive's employment for reasons other than cause following a change of control or if the executive terminates his or her employment for good reason during the two years following a change of control. Under the terms of the employment agreements with the executives named in this proxy statement, a termination is for good reason if it is for any of the following reasons:

- a material diminution in position, title, duties, responsibilities or authority;
- a reduction in base salary or a failure to increase base salary by a percentage that is similar to the average percentage increase in base salary for other officers;
- (i) the discontinuation of an incentive, retirement, stock ownership or health and welfare plan, (ii) the adoption of changes to those plans that would adversely affect participation or materially reduce benefits or (iii) the reduction of incentive compensation levels;
- the relocation of our executive offices outside the St. Louis metropolitan area or the failure to pay relocation expenses, including the amount of any loss on the sale of a personal residence;
- a material breach of the employment agreement; or
- a failure to require a successor to assume the employment agreement.

Under the terms of the employment agreements with the executives named in this proxy statement, a change of control means any of the following:

- a consolidation, merger or similar transaction in which we do not survive or in which shares of our common stock are converted into cash, securities or other property, other than a merger in which the holders of our common stock immediately prior to the merger maintain substantially the same proportionate ownership of the common stock of the surviving entity immediately after the merger;
- the sale, lease, exchange or other transfer of all or substantially all of our assets;
- the approval by our stockholders of a plan of liquidation or dissolution; or
- the failure of our directors to constitute a majority of our board of directors at any time during any two consecutive years.

If we terminate an executive for reasons other than for cause following a change of control or if the executive terminates his or her employment for good reason during the two years following a change of control, then under the terms of the employment agreement we will pay the executive a lump sum cash amount equal to the following:

- two times (three times for Mr. Leer) the executive's highest annual base salary during the preceding three years;
- 18 times the effective monthly COBRA rate;
- 24 times (36 times for Mr. Leer) the applicable monthly life insurance premium rate;
- the full amount of any long-term cash awards and a pro-rata portion of any amounts to which the executive would be entitled under our annual cash incentive awards;
- two times (three times for Mr. Leer) the higher of the executive's annual cash incentive award for the most recent year or the average annual cash incentive award for the three years preceding the date of termination;
- the matching contribution under our defined contribution plan and nonqualified executive deferred compensation plan and the annual credit amounts under our defined benefit plans as if the executive continued to participate in those plans for a period of 24 months (36 months for Mr. Leer) and the amount of any related income taxes; and
- the value of any unused vacation time.

In addition to the foregoing, if we terminate an executive for reasons other than for cause following a change of control, all unexpired stock options held by the executive on the date of termination will immediately vest and become exercisable by the executive in accordance with the terms of our stock incentive plan and related equity award agreements. Also, we have agreed to reimburse the executives named in this proxy statement for the cost of financial counseling services (up to a maximum of $5,000) for a period of 24 months (36 months for Mr. Leer), the cost of reasonable outplacement services for a period of 24 months (36 months for Mr. Leer) and the amount of any excise taxes imposed on the executive under the Code.

The following table shows the amounts each of the executives named in this proxy statement would receive if we terminated their employment on December 31, 2009 for reasons other than for cause following a change of control or if each of the executives named in this proxy statement terminated his or her employment on December 31, 2009 for good reason following a change of control:

	Steven F. Leer	John T. Drexler	John W. Eaves	Paul A. Lang	David N. Warnecke
Cash payments:					
Cash severance	$ 5,637,800	$1,152,000	$2,104,933	$1,253,733	$1,250,600
Healthcare coverage	27,726	27,726	27,726	27,726	27,726
Life insurance premiums	5,967	1,685	2,504	1,778	1,732
Incentive awards[1]	850,000	216,000	428,000	228,000	222,000
Retirement benefits	1,801,084	220,271	523,305	404,124	416,309
Financial counseling and outplacement services	30,000	20,000	20,000	20,000	20,000
Accrued salary and accrued vacation	—	—	—	—	—
Excise tax and gross up[2]	—	420,350	—	—	—
Acceleration of equity awards:					
Stock options	1,690,840	521,930	1,068,870	551,040	536,280
Total	$10,043,417	$2,579,961	$4,175,338	$2,486,401	$2,474,647

(1) For purposes of estimating the amounts payable by us under our annual cash incentive awards, we have assumed that we achieved target levels of performance under those awards. Payouts under performance units would be triggered upon a change of control and, accordingly, we have not included those payouts in the table above. Instead, payouts under performance units have been included in the table below under the heading "Potential Payments Upon Change-in-Control."

(2) We have assumed that the effective federal income tax rate is 35% and that the effective state income tax rate is 6%.

Retirement, death and disability — In the event an executive's employment is terminated as a result of his or her retirement, death or disability, then we will pay the executive an amount equal to the executive's accrued and unpaid base salary, unused vacation time and all other amounts, including payouts under our annual cash incentive awards, that the executive has earned but which have not yet been paid. If an executive's employment is terminated as a result of his or her retirement, death or disability, then all of the vested stock options that remain outstanding will remain exercisable for a period of one year from the date of termination and any restricted stock, restricted stock units, performance units, unvested stock options, performance-contingent phantom stock or other awards granted to the executive under our stock incentive plan that remain outstanding on the date of termination are forfeited.

The following table shows the amounts each of the executives named in this proxy statement would receive if the employment of the executive terminated on December 31, 2009 as a result of his retirement, death or disability:

	Steven F. Leer	John T. Drexler	John W. Eaves	Paul A. Lang	David N. Warnecke
Cash payments:					
Cash severance	$ —	$ —	$ —	$ —	$ —
Healthcare coverage	—	—	—	—	—
Life insurance premiums	—	—	—	—	—
Incentive awards[(1)]	850,000	216,000	428,000	228,000	222,000
Retirement benefits	—	—	—	—	—
Financial counseling and outplacement services	—	—	—	—	—
Accrued salary and accrued vacation	—	—	—	—	—
Excise tax and gross up	—	—	—	—	—
Acceleration of equity awards:					
Stock options	—	—	—	—	—
Total	$850,000	$216,000	$428,000	$228,000	$222,000

(1) For purposes of estimating the amounts payable by us under our annual cash incentive awards, we have assumed that we achieved target levels of performance under those awards.

Potential Payments Upon Change-in-Control.

Under the terms of our stock incentive plan and the agreements governing the various awards outstanding at December 31, 2009, the executives named in this proxy statement would be entitled to certain benefits in the event a change in control occurs. Under the terms of our stock incentive plan, all outstanding stock options will become fully exercisable and will remain exercisable for the original term of the options, all outstanding restricted stock and restricted stock units will become fully vested and be distributed to the executive and all of the performance units and performance-contingent phantom stock will be paid out in the event a change of control occurs.

Under the terms of the stock incentive plan, a change in control means any change in control that would be required to be reported as such with the Securities and Exchange Commission, including without limitation any of the following:

- a consolidation or merger in which we do not survive or in which shares of our common stock are converted to cash, securities or other property, other than a merger in which the holders of our common stock immediately prior to the merger maintain more than 50% of the ownership of common stock of the surviving corporation immediately after the merger;
- the sale, lease, exchange or other transfer of all or substantially all of our assets;

- the adoption by our board of directors of a plan of liquidation or dissolution; or
- the acquisition by any person of more than 20% of our outstanding common stock.

The following table shows the amounts each of the executives named in this proxy statement would receive if we had undergone a change of control on December 31, 2009.

	Steven F. Leer	John T. Drexler	John W. Eaves	Paul A. Lang	David N. Warnecke
Cash payments:					
Cash severance	$ —	$ —	$ —	$ —	$ —
Healthcare coverage	—	—	—	—	—
Life insurance premiums	—	—	—	—	—
Incentive awards[1]	2,975,000	999,000	1,872,500	1,045,000	1,017,500
Retirement benefits	—	—	—	—	—
Financial counseling and outplacement services	—	—	—	—	—
Accrued salary and accrued vacation	—	—	—	—	—
Excise tax and gross up	—	—	—	—	—
Acceleration of equity awards:					
Restricted stock units and restricted stock[2]	724,238	—	482,825	667,500	111,250
Stock options	—	—	—	—	—
Total	$3,699,238	$999,000	$2,355,325	$1,712,500	$1,128,750

(1) For purposes of estimating the amounts payable by us under performance unit awards, we have assumed that we achieved maximum levels of performance under those awards.

(2) For purposes of estimating the amounts payable under the stock incentive plan in the event of a change of control, we have calculated the value of accelerated vesting of restricted stock units and restricted stock by multiplying the number of shares underlying unvested restricted stock units outstanding at December 31, 2009 by the closing price of our common stock on December 31, 2009.

Director Compensation for the Year Ended December 31, 2009

Our director compensation program is designed to compensate our non-employee directors, through a simple and understandable structure, for the amount of work required for a company of our size and scope and to align the interests of our non-employee directors with the long-term interests of our stockholders. Directors who are employees do not receive separate retainers or attendance fees for their service as directors.

The Nominating and Corporate Governance Committee (the "Committee") periodically reviews the compensation structure and amounts for our non-employee directors. Our human resources department supports the Committee by researching the structures and amounts of compensation programs sponsored by other similarly-sized public companies and compiling the results of that research for the Committee. From time to time, the Committee may engage a compensation consultant to provide survey or proxy data on the structure and amount of director compensation for other companies. In January 2010, the

Committee engaged Pearl Meyer & Partners to conduct an evaluation of our non-employee director compensation program. In connection therewith, Pearl Meyer was instructed to conduct interviews with certain members of our board of directors and management regarding our current non-director compensation program, review non-employee director compensation for both our identified peer group and a broad range of companies and report the results of such research and make recommendations regarding our compensation program. Pearl Meyer's report is expected to be finalized and presented to the Committee in the first half of 2010.

The following table sets forth compensation paid to each non-employee director during 2009.

Name	Fees Earned or Paid in Cash[(1)]	All Other Compensation ($)[(2)]	Total ($)
James R. Boyd	$180,000	$6,000	$186,000
Frank M. Burke	185,000	6,000	191,000
Patricia F. Godley	165,000	—	165,000
Douglas H. Hunt	150,000	6,000	156,000
Brian J. Jennings	155,000	—	155,000
Thomas A. Lockhart	155,000	1,732	156,732
A. Michael Perry	155,000	4,000	159,000
Robert G. Potter	170,000	—	170,000
Theodore D. Sands	160,000	—	160,000
Wesley M. Taylor	160,000	—	160,000

(1) Amounts shown include amounts that the directors elected to defer, on a discretionary basis, pursuant to our deferred compensation plan for non-employee directors described below. In lieu of equity awards, non-employee directors must defer 50% of the annual retainer into a hypothetical investment in our common stock pursuant to our deferred compensation plan for non-employee directors described below. This policy is intended to align the interests of our directors with the long-term interests of our stockholders by tying a portion of the annual retainer to the performance of our common stock. In addition, non-employee directors must defer 100% of the new director fee into a hypothetical investment in our common stock pursuant to our deferred compensation plan for non-employee directors described below. This policy is intended to quickly align the interests of new directors with the long-term interests of our stockholders by tying a portion of the director's wealth to the performance of our common stock.

(2) Amounts shown represent contributions under our director matching gift program.

Deferred Compensation Plan. Our board of directors has adopted a deferred compensation plan for non-employee directors. Under the plan, non-employee directors may choose to defer receipt of any or all of the compensation paid to them in a cash account that mirrors the gains and/or losses of a number of different investment funds, one of which is a hypothetical investment in shares of our common stock. Non-employee directors must defer 50% of the annual retainer and 100% of the new director fee into a hypothetical investment in our common stock in order to more closely align the interests of our directors with the long-term interests of our stockholders. We credit each non-employee director's account with the number of units equal to the number of shares or units that the non-employee director could purchase or receive with the amount of compensation deferred under the plan on the date we credit the non-employee director's account, based upon the fair market value of the underlying investment on that date.

When a director terminates his or her service as a director, we will pay the amount of compensation deferred under the plan to the director (or to his or her designated beneficiary in the event of death) in annual installments or in a lump sum, at the director's election. The amount we pay will be based on the number of units credited to each director's account, valued on the basis of the fair market value of an equivalent number of shares or units of the underlying investment on the date payment occurs. We may also pay a director the amount of compensation deferred under the plan prior to the termination of a director's service as a director if the board of directors determines that the director has a demonstrated financial hardship.

Other Compensation Arrangements. In addition to the compensation elements described above, we sponsor a director matching gift program. Under our matching gift program, we donate $2.00 for each dollar contributed by a director to accredited institutions of higher education up to a maximum of $6,000 each year. We have included the matching gifts paid on behalf of each of our non-employee directors for 2009 in the table above. We have included the matching gifts paid on behalf of Mr. Leer in the column titled "All Other Compensation" in the Summary Compensation Table. During 2009, we did not pay any matching gifts on behalf of Mr. Eaves. We reimburse each director for their travel expenses incurred in connection with attendance at board and committee meetings and other matters related to service on our board of directors and for the costs of attending continuing education seminars. We also pay the premiums for directors' liability insurance and travel accident insurance for each director. These amounts are not included in the table above since they are deemed to be business-related payments and not perquisites. We do not maintain a directors' retirement plan, and non-employee directors do not participate in our health, welfare or benefit plans.

Stock Ownership Guidelines. In order to more closely align the interests of our non-employee directors with the long-term interests of our stockholders and in lieu of granting equity awards to our directors, our board of directors has adopted stock ownership guidelines for non-employee directors. The guidelines establish a goal for each of our non-employee directors to own a number of shares of our common stock equal in value to five times the portion of the annual retainer that the directors are not required to defer, or $300,000. Each non-employee director is expected to satisfy this goal by April 27, 2011 or, if elected after April 27, 2006, within five years of becoming a director. As of December 31, 2009, each of the non-employee directors who has been on our board of directors for at least five years satisfied the stock ownership goal adopted by the board of directors. You should see the table under the heading "Security Ownership of Directors and Executive Officers" for more information about the beneficial ownership of our common stock by our non-employee directors.

PERSONNEL AND COMPENSATION COMMITTEE REPORT

The Personnel and Compensation Committee is comprised entirely of independent directors and has the responsibility for reviewing and recommending changes in our executive compensation policies and programs to the board of directors. The committee also reviews and makes recommendations for all compensation payments to our chief executive officer and other executives, which are approved by the board of directors as a whole.

The Personnel and Compensation Committee has reviewed and met with management to discuss the disclosures contained in the section of this proxy statement entitled "Executive and Director Compensation — Compensation Discussion and Analysis". Based on that review and discussions with management, the Personnel and Compensation Committee recommended to the board of directors, and the board of directors approved, including the disclosures contained in the section entitled "Compensation Discussion and Analysis" in this proxy statement and, by incorporating that section by reference, in the Annual Report on Form 10-K for the year ended December 31, 2009 for filing with the Securities and Exchange Commission.

Personnel and Compensation Committee
Robert G. Potter, Chairman
Frank M. Burke
Douglas H. Hunt
Thomas A. Lockhart
Theodore D. Sands
Wesley M. Taylor

AUDIT COMMITTEE REPORT

The Audit Committee oversees the Company's financial reporting process on behalf of the board of directors. Management is primarily responsible for the financial statements and reporting process, including the systems of internal controls, while the independent registered public accounting firm is responsible for performing an independent audit of our financial statements in accordance with auditing standards generally accepted in the United States and expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States.

In this context, the Audit Committee has reviewed the Company's audited consolidated financial statements and has met with and held discussions with management, our internal auditors and with Ernst & Young, LLP, the Company's independent registered public accounting firm, to discuss those financial statements and related matters. The Audit Committee reviewed with our internal and independent auditors the overall scope and plans for their respective audits. The Audit Committee also met, at least quarterly, with the auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls and the overall quality of the Company's financial reporting. The Audit Committee also reviewed with the independent auditors their judgment as to the quality and the appropriateness of the Company's accounting principles and financial controls and such other matters as are required to be discussed with the Audit Committee under auditing standards generally accepted in the United States.

The Company's independent registered public accounting firm also provided to the Audit Committee the written disclosures and the letter proscribed by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and the Audit Committee discussed with the independent auditors that firm's independence, including those matters required to be discussed by Statement on Auditing Standards No. 61. The Audit Committee considered whether the performance by Ernst & Young LLP of non-audit services was compatible with their independence.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the board of directors, and the board of directors approved, including the audited consolidated financial statements in the Annual Report on Form 10-K for the year ended December 31, 2009 for filing with the Securities and Exchange Commission. The Audit Committee has retained Ernst & Young LLP as the Company's independent registered public accounting firm for 2010.

While the Audit Committee has the responsibilities and powers set forth in its charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate or are in accordance with generally accepted accounting principles. This is the responsibility of management and the independent auditor.

AUDIT COMMITTEE
Frank M. Burke, Chairman
James R. Boyd
Patricia F. Godley
Brian J. Jennings
Thomas A. Lockhart
A. Michael Perry
Robert G. Potter

SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth, as of February 22, 2010, information concerning the beneficial ownership of our common stock by each director, each of the executives named in this proxy statement and all current directors and executive officers as a group. Under rules of the Securities and Exchange Commission, persons who have power to vote or dispose of securities, either alone or jointly with others, are deemed to be the beneficial owners of such securities. Each person reflected in the table below has both sole voting and investment power with respect to the shares included in the table, except as described in the footnotes below:

Name of Beneficial Owner	Number of Actual Shares Owned Directly or Indirectly[1]	Options Exercisable Within 60 Days[2]	Amount and Nature of Beneficial Ownership	Percent of Class	Other Stock-Based Items[3]	Total Stock-Based Ownership
James R. Boyd, Director[4]	87,090	—	87,090	*	89,070	176,160
Frank M. Burke, Director[4]	100,000	—	100,000	*	42,212	142,212
John W. Eaves, President, Chief Operating Officer and Director	224,393	334,122	558,515	*	21,700	580,215
Patricia F. Godley, Director	1,000	—	1,000	*	28,822	29,822
Douglas H. Hunt, Director[4]	22,000	—	22,000	*	53,410	75,410
Brian J. Jennings, Director	—	—	—	*	19,038	19,038
Steven F. Leer, Chairman and Chief Executive Officer[4]	509,399	707,134	1,216,533	*	32,550	1,249,083
Thomas A. Lockhart, Director	200	—	200	*	17,877	18,077
A. Michael Perry, Director	12,588	—	12,588	*	26,729	39,317
Robert G. Potter, Director[4]	21,000	—	21,000	*	47,802	68,802
Theodore D. Sands, Director	25,000	—	25,000	*	39,363	64,363
Wesley M. Taylor, Director	15,636	—	15,636	*	13,769	29,405
John T. Drexler, Senior Vice President and Chief Financial Officer	2,917	48,728	51,645	*	1,842	53,487
Paul A. Lang, Senior Vice President, Operations	56,566	102,150	158,716	*	—	158,716
David N. Warnecke, Vice President-Marketing and Trading	27,534	106,750	134,284	*	2,966	137,250
All of our directors and executive officers as a group (20 persons)	1,320,343	1,843,410	3,163,753	2.0%	449,787	3,613,540

* Less than one percent of the outstanding shares.

(1) Includes, for executive officers, shares of restricted stock, shares of our common stock that the executives have elected to defer under our deferred compensation plan for executive officers and indirect interests in shares of our common stock held under our defined contribution plan.

(2) Represents shares of our common stock that could be acquired by exercising stock options through April 22, 2010.

(3) Includes, for directors, indirect interests in shares of our common stock held under our deferred compensation plan for non-employee directors. Includes, for executive officers, unvested restricted stock units awarded to executives under our equity-based compensation plans and indirect interests in shares of our common stock held under our deferred compensation plan for executive officers. While restricted stock units and indirect interests in shares of our common stock under our deferred compensation plans may not be voted or transferred, we have included them in the table as they represent an economic interest in our common stock that is subject to the same market risk as ownership of actual shares of our common stock.

(4) Includes, for Mr. Boyd, 2,090 shares and, for Mr. Leer, 2,020 shares held jointly with such person's spouse and for which such person shares voting and investment power. Includes, for Mr. Burke, 40,000 shares held by Burke, Mayborn Co., Ltd. for which Mr. Burke has voting and investment power and 60,000 shares held in Mr. Burke's SEP-IRA account for which Mr. Burke has sole voting and investment power. Includes, for Mr. Hunt, 145,100 shares held by the Lyda Hunt-Herbert Trusts — Douglas Herbert Hunt under which Mr. Hunt is a beneficiary but for which Mr. Hunt has no voting or investment power. Includes, for Mr. Potter, 16,500 shares held by the Robert G. Potter Trust dated 11/05/92, Robert G. Potter, as trustee, for which Mr. Potter has voting and investment power and 1,000 shares held by Mr. Potter's spouse.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table shows all persons or entities that we know were "beneficial owners" of more than five percent of our common stock on February 22, 2010.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
FMR LLC 82 Devonshire Street Boston, Massachusetts 02109	22,817,263(1)	14.0%
BlackRock, Inc. 40 East 52nd Street New York, New York 10022	15,021,034(2)	9.2%
Capital World Investors 333 South Hope Street Los Angeles, California 90071	8,376,168(3)	5.2%

(1) Based on its filings with the Securities and Exchange Commission, Fidelity Management & Research Company, a subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisors Act of 1940, is the beneficial owner of 21,582,318 shares of our common stock as a result of acting as investment advisor to various investment companies registered under the Investment Company Act of 1940. Edward C. Johnson 3d and FMR LLC, through its control of Fidelity Management & Research Company, each has sole power to dispose of the 21,582,318 shares of common stock. Neither FMR LLC nor Edward C. Johnson 3d has the sole power to vote or direct the voting of the shares owned directly by the funds, which power resides with the funds' board of trustees.

Strategic Advisers, Inc., a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisors Act of 1940, provides investment advisory services to individuals. Strategic Advisers, Inc. is the beneficial owner of 6,620 shares of our common stock. Pyramis Global Advisors Trust Company, an indirect wholly-owned subsidiary of FMR LLC and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 292,260 shares of our common stock. FIL Limited and various foreign-based subsidiaries of FMR LLC provide investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors. FIL Limited, which is a qualified institution under Rule 13d-1(b)(1)(ii), is the beneficial owner of 936,065 shares of our common stock. Partnerships controlled predominantly by members of the family of Edward C. Johnson 3d, or trusts for their benefit, own shares of voting stock of FIL Limited with the right to cast approximately 47% of the total votes which may be cast by all such holders.

(2) Based on its filings with the Securities and Exchange Commission, BlackRock, Inc. has the sole voting power and sole dispositive power over 15,021,034 shares of our common stock.

(3) Based on its filings with the Securities and Exchange Commission, Capital World Investors is the beneficial owner of 8,276,168 shares of our common stock as a result of acting as investment advisor to various investment companies registered under the Investment Company Act of 1940. Capital World Investors has the sole voting power over 2,000,000 shares of our common stock and the sole dispositive power over 8,376,168 shares of our common stock.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and any persons beneficially holding more than ten percent of our common stock to report their ownership of common stock and any changes in that ownership to the Securities and Exchange Commission and the New York Stock Exchange. The Securities and Exchange Commission has established specific due dates for these reports, and we are required to report in this proxy statement any failure to file by these dates. Based solely on a review of the copies of the reports furnished to us and written representations that no other such statements were required, we believe that all such reports of our directors and executive officers were filed on a timely basis.

STOCKHOLDER PROPOSALS FOR THE 2011 ANNUAL MEETING

If you wish to submit proposals for possible inclusion in our 2011 proxy materials, we must receive them at our principal executive offices no later than the close of business on November 19, 2010. Proposals should be addressed to Robert G. Jones, Senior Vice President-Law, General Counsel and Secretary, Arch Coal, Inc., One CityPlace Drive, Suite 300, St. Louis, Missouri 63141.

If you wish to nominate directors and/or propose proper business from the floor for consideration at the 2011 annual meeting of stockholders, our bylaws provide that:

- you must notify our secretary in writing;
- your notice must have been received at our headquarters not earlier than January 29, 2011 and not later than February 18, 2011; and
- your notice must contain the specific information required in our bylaws.

We will send copies of these requirements to any stockholder who writes to us requesting this information. Please note that these three requirements apply only to matters that you wish to bring before your fellow stockholders at the 2011 annual meeting of stockholders without submitting them for possible inclusion in our 2011 proxy materials.

INTERNET AVAILABILITY OF PROXY MATERIALS

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be held on April 22, 2010

The notice of annual meeting, proxy statement and our 2009 annual report may be viewed online under "Annual Reports" in the Investors section of our website at http://investor.archcoal.com/annuals.cfm. Information on our website does not constitute part of this proxy statement. You may find more information about the date, time and location of the annual meeting of stockholders, as well as the items to be voted on by stockholders at the annual meeting, in the section of this proxy statement entitled "Proxy and Voting Information". There, you will also find information about attending the annual meeting and voting your proxy, including where you may find the individual control numbers necessary to vote your shares by telephone or over the Internet.

If you are a stockholder of record and are interested in receiving future proxy statements and annual reports electronically, you should contact our transfer agent by accessing your account at amstock.com and selecting "Shareholder Account Access." If you hold shares of our common stock through a broker, bank or other nominee, please refer to the instructions provided by that entity for instructions on how to elect this option.

PROXY SOLICITATION

We are paying the cost of preparing, printing, and mailing these proxy materials. We will reimburse brokerage firms, banks and others for their reasonable expenses in forwarding proxy materials to beneficial owners and obtaining their instructions.

Proxies will be solicited by mail and also may be solicited by our executive officers and other employees personally, by telephone or by electronic means, but such persons will not be specifically compensated for such services. It is contemplated that brokerage firms, banks, custodians, fiduciaries and other nominees will be requested to forward the soliciting material to the beneficial owners of stock held of record by such persons, and we will reimburse them for their reasonable expenses incurred. If we decide to retain a proxy solicitor, we will pay the fees charged by the proxy solicitor.

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ARCH COAL, INC.
1997 STOCK INCENTIVE PLAN
(As Amended and Restated on January 1, 2010)

SECTION 1
Statement of Purpose

1.1. The Arch Coal, Inc. 1997 Stock Incentive Plan (the "Plan") has been established by Arch Coal, Inc. in order to:

(a) attract and retain executive, managerial and other salaried employees, as well as non-employee Directors;

(b) motivate Participants, by means of appropriate incentives, to achieve long-range goals;

(c) provide incentive compensation opportunities that are competitive with those of other major corporations; and

(d) further identify a Participant's interests with those of the Company's other stockholders through compensation based on the Company's common stock; thereby promoting the long-term financial interest of the Company and its Related Companies, including the growth in value of the Company's equity and enhancement of long-term stockholder return.

SECTION 2
Definitions

2.1. Unless the context indicates otherwise, the following terms shall have the meaning set forth below:

(a) **Acquiring Corporation.** The term "Acquiring Corporation" shall mean the surviving, continuing successor or purchasing corporation in an acquisition or merger with the Company in which the Company is not the surviving corporation.

(b) **Award.** The term "Award" shall mean any award or benefit granted to any Participant under the Plan, including, without limitation, the grant of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Stock, Performance Units, Merit Awards, Phantom Stock Awards and Stock acquired through purchase under Section 12.

(c) **Award Agreement.** The term "Award Agreement" shall mean any written agreement, contract, or other instrument or document evidencing any Award, which shall not become effective until executed or acknowledged by a Participant.

(d) **Board.** The term "Board" shall mean the Board of Directors of the Company acting as such but shall not include the Committee or other committees of the Board acting on behalf of the Board.

(e) **Cause.** The term "Cause" shall mean (a) the continued failure by the Participant to substantially perform his or her duties with the Company (other than any such failure resulting from his or her incapacity due to physical or mental illness), or (b) the engaging by the Participant in conduct which is demonstrably and materially injurious to the Company, monetarily or otherwise.

(f) **Change in Control.** A "Change in Control" shall be deemed to have occurred upon any of the following events: (1) consummation of any consolidation or merger of the Company in which the Company is not the continuing or surviving corporation or pursuant to which shares of Stock would be converted into cash, securities or other property, other than a merger in which the holders of the Stock immediately prior to the merger will have more than 50% of the ownership of common stock of the surviving corporation immediately after the merger, (2) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company, (3) adoption of any plan or proposal for the liquidation or dissolution of the Company, or (4) when any "person" (as defined in Section 13(d) of the Exchange Act), other than a Significant Stockholder, or any subsidiary of the Company or employee benefit plan or trust maintained by the Company or any of its subsidiaries, shall become the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 20% of the Stock outstanding at the time, without the prior approval of the Board.

(g) **Code.** The term "Code" means the Internal Revenue Code of 1986, as amended. A reference to any provision of the Code shall include reference to any successor provision of the Code.

(h) **Committee.** The term "Committee" means the Personnel & Compensation Committee of the Board.

(i) **Company.** The term "Company" means Arch Coal, Inc., a Delaware corporation.

(j) **Date of Termination.** A Participant's "Date of Termination" shall be the date on which his or her employment or service with all Employer and Related Companies terminates for any reason; provided that, for purposes of this Plan only, a Participant's employment or service shall not be considered terminated by reason of the Participant's leave of absence from an Employer or a Related Company that is approved in advance by the Participant's Employer. Notwithstanding the above, to the extent any Award constitutes nonqualified deferred compensation which is subject to the limitations and restrictions of Code Section 409A, a Participant's "Date of Termination" shall be the date he or she has a separation from service as determined in accordance with the rules promulgated under Code Section 409A and the resolutions of the Board regarding such determination.

(k) **Director.** The term "Director" shall mean a member of the Board of Directors of the Employer.

(l) **Disability.** Except as otherwise provided by the Committee, a Participant shall be considered to have a "Disability" during the period in which he or she is unable, by reason of a medically determined physical or mental impairment, to carry out his or her duties with an Employer, which condition, in the discretion of the Committee, shall generally be an event which qualifies as a "long term disability" under applicable long term disability benefit programs of the Company.

(m) **Employee.** The term "Employee" shall mean a person with an employment relationship with an Employer.

(n) **Employer.** The Company and each Subsidiary which, with the consent of the Company, participates in the Plan for the benefit of its eligible Employees and Directors are referred to collectively as the "Employers" and individually as an "Employer".

(o) **Exchange Act.** The term "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(p) **Exercise Price.** The term "Exercise Price" means (1) with respect to each share of Stock subject to an Option, the price fixed by the Committee in the applicable Award Agreement at which such share may be purchased from the Company pursuant to the exercise of such Option, which price at no time may be less than 100% of the Fair Market Value of the Stock on the date the Option is granted, except as permitted and contemplated by Section 21 of the Plan, and (2) with respect to each share of Stock subject to a Stock Appreciation Right, the price as specified in accordance with Section 7.1(b) of the Plan.

(q) **Fair Market Value.** The "Fair Market Value" of the Stock on any given date shall be the last sale price, regular way, or, in case no such sale takes place on such date, the average of the closing bid and asked prices, regular way, of the Stock, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the NYSE or, if the Stock is not listed or admitted to trading on the NYSE, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Stock is listed or admitted to trading or, if the Stock is not listed or admitted to trading on any national securities exchange, the last quoted sale price on such date or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market on such date, as reported by the National Association of Securities Dealers, Inc. Automated Quotations System or such other system then in use, or, if on any such date the Stock is not quoted by any such organization, the average of the closing bid and asked prices on such date as furnished by a professional market maker making a market in the Stock. If the Stock is not publicly held or so listed or publicly traded, "Fair Market Value" per share of Stock shall mean the Fair Market Value per share as reasonably determined by the Committee.

(r) **Immediate Family.** With respect to a particular Participant, the term "Immediate Family" shall mean, whether through consanguinity or adoptive relationships, the Participant's spouse, children, stepchildren, siblings and grandchildren.

(s) **Incentive Stock Option.** The term "Incentive Stock Option" shall mean any Incentive Stock Option granted under the Plan.

(t) **Merit Award.** The term "Merit Award" shall mean any performance-based Award granted under Section 10 or Section 11 of the Plan or any other performance-based Award other than Incentive Stock Options, Non-Qualified Stock Options, Restricted Stock, Restricted Stock Units, or Stock Appreciation Rights.

(u) **Non-Employee Director.** The term "Non-Employee Director" shall mean a person who qualifies as such under Rule 16b-3(b)(3) under the Exchange Act or any successor provision, and who also qualifies as an "outside director" under Section 162(m) of the Code.

(v) **Non-Qualified Stock Option.** The term "Non-qualified Stock Option" shall mean any Non-Qualified Stock Option granted under the Plan.

(w) **NYSE.** The term "NYSE" refers to the New York Stock Exchange, Inc.

(x) **Option.** The term "Option" shall mean any Incentive Stock Option or Non-Qualified Stock Option granted under the Plan.

(y) **Participant.** The term "Participant" means an Employee or Director who has been granted an award under the Plan.

(z) **Performance-Based Compensation.** The term "Performance-Based Compensation" shall have the meaning ascribed to it in Section 162(m)(4)(C) of the Code.

(aa) **Performance Goals.** The term "Performance Goals" means the goals established by the Committee under an Award which, if met, will entitle the Participant to payment under such Award and will qualify such payment as "Performance-Based Compensation" as that term is used in Code Section 162(m)(4)(C). Such goals will be based upon such specified levels of achievement as the Committee may from time to time determine with respect to one or more of the following: operating income; net income; debt reduction; earnings per share; cash flow; cost reduction; earnings before interest, taxes, depreciation and amortization (EBITDA); environmental compliance; safety performance; production rates; operating cost per ton; total shareholder return; financial return measures; provided, any one of which may be measured with respect to the Company or any one or more of its Subsidiaries and divisions and either in absolute terms or as compared to another company or companies, or an index established or designed by the Committee.

(bb) **Performance Period.** The term "Performance Period" shall mean the period over which applicable performance is to be measured.

(cc) **Performance Stock.** The term "Performance Stock" shall have the meaning ascribed to it in Section 10 of the Plan.

(dd) **Performance Units.** The term "Performance Units" shall have the meaning ascribed to it in Section 11 of the Plan.

(ee) **Phantom Stock Award.** The term "Phantom Stock Award" shall mean any Phantom Stock Award granted under the Plan.

(ff) **Plan.** The term "Plan" shall mean this Arch Coal, Inc. 1997 Stock Incentive Plan as the same may be from time to time amended or revised.

(gg) **Related Companies.** The term "Related Companies' means any Significant Stockholder and their subsidiaries; and any other company during any period in which it is a Subsidiary or a division of the Company, including any entity acquired by, or merged with or into, the Company or a Subsidiary.

(hh) **Restricted Period.** The term "Restricted Period" shall mean the period of time for which shares of Restricted Stock or Restricted Stock Units are subject to forfeiture pursuant to the Plan or during which Options and Stock Appreciation Rights are not exercisable.

(ii) **Restricted Stock.** The term "Restricted Stock" shall have the meaning ascribed to it in Section 8 of the Plan.

(jj) **Restricted Stock Units.** The term "Restricted Stock Units" shall have the meaning ascribed to it in Section 9 of the Plan.

(kk) **Retirement.** "Retirement" of a Participant shall occur when a Participant's Date of Termination occurs on or after the date on which the Participant attains age 55 and such Participant has not been terminated for Cause.

(ll) **SEC.** "SEC" means the Securities and Exchange Commission.

(mm) **Significant Stockholder.** The term "Significant Stockholder" shall mean any shareholder of the Company who, immediately prior to the Effective Date, owned more than 5% of the common stock of the Company.

(nn) **Stock.** The term "Stock" shall mean shares of common stock, $.01 par value per share, of the Company.

(oo) **Stock Appreciation Rights.** The term "Stock Appreciation Rights" shall mean any Stock Appreciation Right granted under the Plan.

(pp) **Subsidiary.** The term "Subsidiary" shall mean any present or future subsidiary corporation of the Company within the meaning of Code Section 424((f).

(qq) **Tax Date.** The term "Tax Date" shall mean the date a withholding tax obligation arises with respect to an Award.

SECTION 3
Eligibility

3.1. Subject to the discretion of the Committee and the terms and conditions of the Plan, the Committee shall determine and designate from time to time, the Employees, Directors or other persons as contemplated by Section 21 of the Plan who will be granted one or more Awards under the Plan.

SECTION 4
Operation and Administration

4.1. The Plan, as amended and restated herein, has been adopted by the Board to be effective as of January 1, 2010, subject to approval by the shareholders of the Company. To the extent required pursuant to Section 162(m) of the Code, the Plan shall be resubmitted to shareholders for reapproval no later than at the first shareholders' meeting that occurs during the fifth year following the year of the initial approval and thereafter at five year intervals, in each case, as may be required to qualify any Award hereunder as Performance-Based Compensation. The Plan shall be unlimited in duration and remain in effect until termination by the Board; provided however, that no Incentive Stock Option may be granted under the Plan after January 1, 2020.

4.2. Plenary authority to administer, manage and control the operation and administration of the Plan shall be vested in the Committee, which authority shall include, but shall not be limited to:

(a) Subject to the provisions of the Plan, the authority and discretion to select Employees and Directors to receive Awards, to determine the time or times of receipt, to determine the types of Awards and the number of shares covered by the Awards, to establish the terms, conditions, performance criteria, restrictions, and other provisions of such Awards. In making such Award determinations, the Committee may take into account the nature of services rendered by the respective Employee or Director, his or her present and potential contribution to the Company's success and such other factors as the Committee deems relevant.

(b) Subject to the provisions of the Plan, the authority and discretion to determine the extent to which Awards under the Plan will be structured to conform to the requirements applicable to Performance-Based Compensation as described in Code Section 162(m), and to take such action, establish such procedures, and impose such restrictions at the time such awards are granted as the Committee determines to be necessary or appropriate to conform to such requirements.

(c) The authority and discretion to interpret the Plan and the Awards granted under the Plan, to establish, amend and rescind any rules and regulations relating to the Plan, to determine the terms and provisions of any agreements made pursuant to the Plan, to make all other determinations that it deems necessary or advisable for the administration of the Plan and to correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any Award, in each case, in the manner and to the extent the Committee deems necessary or advisable to carry it into effect.

4.3. Any interpretation of the Plan by the Committee and any decision made by it under the Plan shall be final and binding on all persons. The express grant in the Plan of any specific power to the Committee shall not be construed as limiting any power or authority of the Committee. Provided, however, that except as otherwise permitted under Treasury Regulation 1.162-27(e)(2)(iii)(C), the Committee may not increase any Award once made if payment under such Award is intended to constitute Performance-Based Compensation.

4.4. The Committee may only act at a meeting by unanimous consent if comprised of two members, and otherwise by a majority of its members. Any determination of the Committee may be made without a meeting by the unanimous written consent of its members. In addition, the Committee may authorize one or more of its members or any officer of an Employer to execute and deliver documents and perform other administrative acts pursuant to the Plan.

4.5 No member or authorized delegate of the Committee shall be liable to any person for any action taken or omitted in connection with the administration of the Plan unless attributable to his or her own fraud or gross misconduct. The Committee, the individual members thereof, and persons acting as the authorized delegates of the Committee under the Plan, shall be indemnified by the Employers against any and all liabilities, losses, costs and expenses (including legal fees and expenses) of whatsoever kind and nature which may be imposed on, incurred by, or asserted against, the Committee or its members or authorized delegates by reason of the performance of any action pursuant to the Plan if the Committee or its members or authorized delegates did not act in willful violation of the law or regulation under which such liability, loss, cost or expense arises. This indemnification shall not duplicate but may supplement any coverage available under any applicable insurance policy, contract with the indemnitee or the Company's By-laws.

4.6. Notwithstanding any other provision of the Plan to the contrary, but without giving effect to Awards made pursuant to Section 21, the maximum number of shares of Stock with respect to which any Participant may receive any Award of (i) an Option or a Stock Appreciation Right under the Plan during any calendar year is 350,000; (ii) the maximum number of shares with respect to which any Participant may receive Awards of Restricted Stock or Restricted Stock Units during any calendar year is 100,000; (iii) the maximum number of shares with respect to which any Participant may receive Merit Awards during any calendar year is 200,000; and (iv) the maximum number of shares or cash value with respect to which any Participant may receive other Awards during any calendar year is 100,000 or $3,000,000, respectively (including the Awards described in Sections 4.6(i) through 4.6(iii), which may be further granted pursuant to this Section 4.6(iv)).

4.7. To the extent that the Committee determines that it is necessary or desirable to conform any Awards under the Plan with the requirements applicable to "Performance-Based Compensation", as that term is used in Code Section 162(m)(4)(C), it may, at or prior to the time an Award is granted, establish Performance Goals for a particular Performance Period. If the Committee establishes Performance Goals for a Performance Period, it may approve a payment from that particular Performance Period upon attainment of the Performance Goal.

SECTION 5
Shares Available Under the Plan

5.1. The shares of Stock with respect to which Awards may be made under the Plan shall be shares of currently authorized but unissued or treasury shares acquired by the Company, including shares purchased in the open market or in private transactions. Subject to the provisions of Section 16, the total number of shares of Stock available for grant of Awards shall not exceed 22,500,000 shares of Stock. Except as otherwise provided herein, if any Award shall expire or terminate for any reason without having been exercised in full, the unissued shares of Stock subject thereto (whether or not cash or other consideration is paid in respect of such Award) shall again be available for the purposes of the Plan. Any shares of Stock which are used as full or partial payment to the Company upon exercise of an Award shall be available for purposes of the Plan.

SECTION 6
Options

6.1. The grant of an "Option" under this Section 6 entitles the Participant to purchase shares of Stock at a price fixed at the time the Option is granted, or at a price determined under a method established at the time the Option is granted, subject to the terms of this Section 6. Options granted under this Section 6 may be either Incentive Stock Options or Non-Qualified Stock Options, and subject to Subsection 6.6 and Sections 15 and 20, shall not be exercisable for at least six months from the date of grant, as determined in the discretion of the Committee. An "Incentive Stock Option" is an Option that is intended to satisfy the requirements applicable to an "incentive stock option" described in Section 422(b) of the Code. A "Non-Qualified Option" is an Option that is not intended to be an "incentive stock option" as that term is described in Section 422(b) of the Code.

6.2. The Committee shall designate the Employees and Directors to whom Options are to be granted under this Section 6 and shall determine the number of shares of Stock to be subject to each such Option. To the extent that the aggregate Fair Market Value of Stock with respect to which Incentive Stock Options are exercisable for the first time by any individual during any calendar year (under all plans of the Company and all Related Companies) exceeds $100,000, such Options shall be treated as Non-Qualified Stock Options, but only to the extent required by Section 422 of the Code.

6.3. The determination and payment of the purchase price of a share of Stock under each Option granted under this Section shall be subject to the following terms of this Subsection 6.3:

(a) The purchase price shall be established by the Committee or shall be determined by a method established by the Committee at the time the Option is granted; provided, however, that in no event shall the price per share be less than the Fair Market Value per share on the date of the grant except as otherwise permitted by Section 21 of the Plan;

(b) The full purchase price of each share of Stock purchased upon the exercise of any Option shall be paid at the time of such exercise and, as soon as practicable thereafter, a certificate representing the shares so purchased shall be delivered to the person entitled thereto; and

(c) The purchase price shall be paid either in cash, in shares of Stock (valued at Fair Market Value as of the day of exercise), through a combination of cash and Stock (so valued) or through such cashless exercise arrangement as may be approved by the Committee and established by the Company.

6.4. Except as otherwise expressly provided in the Plan, an Option granted under this Section 6 shall be exercisable in accordance with the following terms of this Subsection 6.4.

(a) The terms and conditions relating to exercise of an Option shall be established by the Committee and shall be set forth in the applicable Award Agreement, and may include, without limitation, conditions relating to completion of a specified period of service, achievement of performance standards prior to exercise of the Option, or achievement of Stock ownership objectives by the Participant. No Option may be exercised by a Participant after the expiration date applicable to that Option.

(b) The exercise of an Option will result in the surrender of the corresponding rights under a tandem Stock Appreciation Right, if any.

6.5. The exercise period of any Option shall be determined by the Committee and shall be set forth in the applicable Award Agreement but the term of any Option shall not extend more than ten years after the date of grant.

SECTION 7
Stock Appreciation Rights

7.1. Subject to the terms of this Section 7, a Stock Appreciation Right granted under the Plan entitles the Participant to receive, in cash or Stock (as determined in accordance with Subsection 7.4), value equal to all or a portion of the excess of: (a) the Fair Market Value of a specified number of shares of Stock at the time of exercise; over (b) a specified price which shall not be less than 100% of the Fair Market Value of the Stock at the time the Stock Appreciation Right is granted, or, if granted in tandem with an Option, the exercise price with respect to shares under the tandem Option.

7.2. Subject to the provisions of the Plan, the Committee shall designate the Employees and Directors to whom Stock Appreciation Rights are to be granted under the Plan, shall determine the exercise price or a method by which the price shall be established with respect to each such Stock Appreciation Right, and shall determine the number of shares of Stock on which each Stock Appreciation Right is based. A Stock Appreciation Right may be granted in connection with all or any portion of a previously or contemporaneously granted Option or not in connection with an Option. If a Stock Appreciation Right is granted in connection with an Option then, in the discretion of the Committee, the Stock Appreciation Right may, but need not, be granted in tandem with the Option.

7.3. The exercise of Stock Appreciation Rights shall be subject to the following:

(a) If a Stock Appreciation Right is not in tandem with an Option, then the Stock Appreciation Right shall be exercisable in accordance with the terms established by the Committee in connection with such rights and as set forth in the applicable Award Agreement but, subject to Sections 15 and 20, shall not be exercisable for six months from the date of grant and the term of any Stock Appreciation Right shall not extend more than ten years from the date of grant; and may include, without limitation, conditions relating to completion of a specified period of service, achievement of performance standards prior to exercise of the Stock Appreciation Rights, or achievement of objectives relating to Stock ownership by the Participant; and

(b) If a Stock Appreciation Right is in tandem with an Option, then the Stock Appreciation Right shall be exercisable only at the time the tandem Option is exercisable and the exercise of the Stock Appreciation Right will result in the surrender of the corresponding rights under the tandem Option.

7.4. Upon the exercise of a Stock Appreciation Right, the value to be distributed to the Participant, in accordance with Subsection 7.1, shall be distributed in shares of Stock (valued at their Fair Market Value at the time of exercise), in cash, or in a combination of Stock or cash, in the discretion of the Committee.

SECTION 8
Restricted Stock

8.1. Subject to the terms of this Section 8, Restricted Stock Awards under the Plan are grants of Stock to Participants, the vesting of which is subject to certain conditions established by the Committee and set forth in the applicable Award Agreement, with some or all of those conditions relating to events (such as continued service or satisfaction of performance criteria) occurring after the date of the grant of the Award, provided, however, that to the extent that vesting of a Restricted Stock Award is contingent on continued service, the required service period shall generally (unless otherwise determined by the Committee) not be less than one year following the grant of the Award unless such grant is in substitution for an Award under this Plan or a predecessor plan of the Company or a Related Company. To the extent, if any, required by the General Corporation Law of the State of Delaware, a Participant's receipt of an Award of newly issued shares of Restricted Stock shall be made subject to payment by the Participant of an amount equal to the aggregate par value of such newly issued shares of Stock.

8.2. The Committee shall designate the Employees and Directors to whom Restricted Stock is to be granted, and the number of shares of Stock that are subject to each such Award. The Award of shares under this Section 8 may, but need not, be made in conjunction with a cash-based incentive compensation program maintained by the Company, and may, but need not, be in lieu of cash otherwise awardable under such program.

8.3. Shares of Restricted Stock granted to Participants under the Plan shall be subject to the following terms and conditions:

(a) Restricted Stock granted to Participants may not be sold, assigned, transferred, pledged or otherwise encumbered during the Restricted Period;

(b) The Participant as owner of such shares shall have all the rights of a stockholder, including but not limited to the right to vote such shares and, except as otherwise provided in the Award Agreement or as provided by the Plan, the right to receive all dividends and other distributions paid on such shares.

(c) Each certificate issued in respect of shares of Restricted Stock granted under the Plan shall be registered in the name of the Participant but, at the discretion of the Committee, each such certificate may be deposited with the Company with a stock power endorsed in blank or in a bank designated by the Committee;

(d) The Committee may award Restricted Stock as Performance-Based Compensation, which shall be Restricted Stock that will be earned (or for which earning is accelerated) upon the achievement of Performance Goals established by the Committee and the Committee may specify the number of shares that will be earned upon achievement of different levels of performance; except as otherwise provided by the Committee, achievement of maximum targets during the Performance Period shall result in the Participant's earning of the full amount of Restricted Stock comprising such Performance-Based Compensation and, in the discretion of the Committee, achievement of the minimum target but less than the maximum target, the Committee may result in the Participant's earning of a portion of the Award; and

(e) Except as otherwise provided by the Committee and set forth in the applicable Award Agreement, any Restricted Stock which is not earned by the end of a Restricted Period or Performance Period, as the case may be, shall be forfeited. If a Participant's Date of Termination occurs prior to the end of a Restricted Period or Performance Period, as the case may be, the Committee may determine, in its sole discretion, that the Participant will be entitled to settlement of all or any portion of the Restricted Stock as to which he or she would otherwise be eligible, and may accelerate the determination of the value and settlement of such Restricted Stock or make such other adjustments as the Committee, in its sole discretion, deems desirable. Subject to the limitations of the Plan and the Award of Restricted Stock, upon the vesting of Restricted Stock, such Restricted Stock will be transferred free of all restrictions to the Participant (or his or her legal representative, beneficiary or heir).

SECTION 9
Restricted Stock Units

9.1. Subject to the terms of this Section 9, a Restricted Stock Unit entitles a Participant to receive shares for the units at the end of a Restricted Period, or at a later date if distribution has been deferred, to the extent provided by the Award with the vesting of such units to be contingent upon such conditions as may be established by the Committee and set forth in the Award Agreement (such as continued service or satisfaction of performance criteria) occurring after the date of grant of the Award, provided, however, that to the extent that the vesting of a Restricted Stock Unit is contingent on continued service, the required employment period shall generally not be less than one year following the date of grant of the Award unless such grant is in substitution for an Award under this Plan or a predecessor plan of the Company or a Related Company. Notwithstanding the foregoing, Restricted Stock Units may be settled in the form of Stock, or cash or a combination of both, as the Committee may determine. The amount of any cash to be paid in lieu of shares of Stock shall be determined on the basis of the Fair Market Value of the Stock on the date any such payment is processed. The Award of Restricted Stock Units under this Section 9 may, but need not, be made in conjunction with a cash-based incentive compensation program maintained by the Company, and may, but need not, be in lieu of cash otherwise awardable under such program.

9.2. The Committee shall designate the Employees and Directors to whom Restricted Stock Units shall be granted and the number of units that are subject to each such Award. During any period in which Restricted Stock Units are outstanding and have not been settled in Stock, the Participant shall not have the rights of a stockholder, but, in the discretion of the Committee, may be granted the right to receive a payment from the Company in lieu of a dividend in an amount equal to any cash dividends that might be paid during the Restricted Period.

9.3 Except as otherwise provided by the Committee, any Restricted Stock Unit which is not earned by the end of a Restricted Period shall be forfeited. If a Participant's Date of Termination occurs prior to the end of a Restricted Period, the Committee, in its sole discretion, may determine that the Participant will be entitled to settlement of all, any portion, or none of the Restricted Stock Units as to which he or she would otherwise be eligible, and may accelerate the determination of the value and settlement of such Restricted Stock Units or make such other adjustments as the Committee, in its sole discretion, deems desirable.

9.4 Notwithstanding anything to the contrary in this Section 9, an election to defer receipt of shares at the end of a Restricted Period may be made by a Participant only in accordance with the terms of a separate written nonqualified deferred compensation plan sponsored by the Company and only to the extent made in accordance with the election timing rules under Code Section 409A. Unless otherwise subject to such a deferral election, Restricted Stock Units shall be settled on or after the last day of the Restricted Period set forth in the Award Agreement, but in no event later than the March 15th of the calendar year following the calendar year in which the Restricted Period ends. Any acceleration of the settlement of a Restrict Stock Unit Award described in Section 9.3 shall be made only to the extent permissible under Code Section 409A.

SECTION 10
Performance Stock

10.1. Subject to the terms of this Section 10, an Award of Performance Stock provides for the distribution of Stock to a Participant upon the achievement of performance objectives, which may include Performance Goals, established by the Committee and set forth in the applicable Award Agreement.

10.2. The Committee shall designate the Employees and Directors to whom Awards of Performance Stock are to be granted, and the number of shares of Stock that are subject to each such Award. The Award of shares of Performance Stock under this Section 10 may, but need not, be made in conjunction with a cash-based incentive compensation program maintained by the Company, and may, but need not, be in lieu of cash otherwise awardable under such program.

10.3. Except as otherwise provided by the Committee and set forth in the applicable Award Agreement, any Award of Performance Stock which is not earned by the end of the Performance Period shall be forfeited. If a Participant's Date of Termination occurs prior to the end of a Performance Period, the Committee, in its sole discretion, may determine that the Participant will be entitled to settlement of all, any portion, or none of the Performance Stock as to which he or she would otherwise be eligible, and may accelerate the determination of the value and settlement of such Performance Stock or make such other adjustments as the Committee, in its sole discretion, deems desirable.

10.4 Except as otherwise provided by the Committee under Section 10.3 or in an Award Agreement, settlement of any earned Performance Stock shall occur on or after the last day of the Performance Period, but in no event later than the March 15th of the calendar year following the calendar year in which the Performance Period ends. Any acceleration of the settlement of a Performance Share described in Section 10.3 shall be made only to the extent permissible under Code Section 409A.

SECTION 11
Performance Units

11.1. Subject to the terms of this Section 11, the Award of Performance Units under the Plan entitles the Participant to receive value for the units at the end of a Performance Period to the extent provided under the Award. The number of Performance Units earned, and value received from them, will be contingent on the degree to which the performance measures set forth in the Award Agreement. are met.

11.2. The Committee shall designate the Employees and Directors to whom Performance Units are to be granted, and the number of Performance Units to be subject to each such Award.

11.3. For each Participant, the Committee will determine the value of Performance Units, which may be stated either in cash or in units representing shares of Stock; the performance measures used for determining whether the Performance Units are earned; the Performance Period during which the performance measures will apply; the relationship between the level of achievement of the performance measures and the degree to which Performance Units are earned; whether, during or after the Performance Period, any revision to the performance measures or Performance Period should be made to reflect significant events or changes that occur during the Performance Period; and the number of earned Performance Units that will be settled in cash and/or shares of Stock.

11.4. Settlement of Performance Units shall be subject to the following:

(a) The Committee will compare the actual performance to the performance measures established for the Performance Period and determine the number of Performance Units as to which settlement is to be made;

(b) Settlement of Performance Units earned shall be wholly in cash, wholly in Stock or in a combination of the two, as determined by the Committee, and shall be distributed in the form set forth in the Award Agreement. If the Award Agreement does not provide for a form of payment, payment shall be made in a single lump sum payment. Except as otherwise provided by the Committee under Section 11.5 or in an Award Agreement, settlement of any earned Performance Units shall occur on or after the last day of the Performance Period, but in no event later than the March 15th of the calendar year following the calendar year in which the Performance Period ends. Any acceleration of the settlement of a Performance Unit described in Section 11.5 shall be made only to the extent permissible under Code Section 409A; and

(c) Shares of Stock distributed in settlement of Performance Units shall be subject to such vesting requirements and other conditions, if any, as the Committee shall determine, including, without limitation, restrictions of the type that may be imposed with respect to Restricted Stock under Section 8.

11.5. Except as otherwise provided by the Committee and set forth in the applicable Award Agreement, any Award of Performance Units which is not earned by the end of the Performance Period shall be forfeited. If a Participant's Date of Termination occurs prior to the end of a Performance Period, the Committee, in its sole discretion, may determine that the Participant will be entitled to settlement of all, any portion, or none of the Performance Units as to which he or she would otherwise be eligible, and may accelerate the determination of the value and settlement of such Performance Units or make such other adjustments as the Committee, in its sole discretion, deems desirable.

SECTION 12
Stock Purchase Program

12.1. The Committee may, from time to time, establish one or more programs under which Employees and Directors will be permitted to purchase shares of Stock under the Plan, and shall designate the Employees and Directors eligible to participate under such Stock purchase programs. The purchase price for shares of Stock available under such programs, and other terms and conditions of such programs, shall be established by the Committee. The purchase price may not be less than 75% of the Fair Market Value of the Stock at the time of purchase (or, in the Committee's discretion, the average Stock value over a period determined by the Committee), and further provided that if newly issued shares of Stock are sold, the purchase price may not be less than the aggregate par value of such newly issued shares of Stock.

12.2. The Committee may impose such restrictions with respect to shares purchased under this Section 12, as the Committee, in its sole discretion, determines to be appropriate. Such restrictions may include, without limitation, restrictions of the type that may be imposed with respect to Restricted Stock under Section 8.

SECTION 13
Stock Awards

13.1. The Committee may from time to time make an Award of Stock under the Plan to selected Employees or Directors for such reasons and in such amounts as the Committee, in its sole discretion, may determine. The consideration to be paid by an Employee or Director for any such Award, if any, shall be fixed by the Committee from time to time, but, if required by the General Corporation Law of the State of Delaware, it shall not be less than the aggregate par value of the shares of Stock awarded to him or her.

SECTION 14
Phantom Stock Awards

14.1. The Committee may make Phantom Stock Awards to selected Employees and Directors which may be based solely on the value of the underlying shares of Stock, solely on any earnings or appreciation thereon, or both. Subject to the provisions of the Plan, the Committee shall have the sole and complete authority to determine the number of hypothetical or target shares as to which each such Phantom Stock Award is subject and to determine the terms and conditions of each such Phantom Stock Award. There may be more than one Phantom Stock Award in existence at any one time with respect to a selected Employee or Director, and the terms and conditions of each such Phantom Stock Award may differ from each other.

14.2. The Committee shall establish and shall set forth in the applicable Award Agreement the vesting or performance measures for each Phantom Stock Award on the basis of such criteria and to accomplish such objectives as the Committee may from time to time, in its sole discretion, determine. Such measures may be based on years of service or periods of employment, or the achievement of individual or corporate performance objectives, but shall, in each instance, be based upon one or more of the business criteria as determined pursuant to Section 4.7. The vesting and performance measures determined by the Committee shall be established at the time a Phantom Stock Award is made. Phantom Stock Awards may not be sold, assigned, transferred, pledged, or otherwise encumbered, except as provided in Section 17, during the Performance Period.

14.3. Settlement of Phantom Stock earned shall be wholly in cash, wholly in Stock or in a combination of the two, as determined by the Committee, and shall be distributed in the form set forth in the Award Agreement. If the Award Agreement does not provide for a form of payment, payment shall be made in a single lump sum payment. Except as otherwise provided by the Committee under Section 14.4 or in an Award Agreement, settlement of any earned Phantom Stock shall occur on or after the last day of the Performance Period, but in no event later than the March 15th of the calendar year following the calendar year in which the Performance Period ends. Any acceleration of the settlement of Phantom Stock described in Section 14.4 shall be made only to the extent permissible under Code Section 409A.

14.4. Except as otherwise provided by the Committee and set forth in the applicable Award Agreement, any Award of Phantom Stock which is not earned by the end of the Performance Period shall be forfeited. If a Participant's Date of Termination occurs prior to the end of a Performance Period, the Committee, in its sole discretion, may determine that the Participant will be entitled to settlement of all or a portion of the Phantom Stock for which he or she would otherwise be eligible, and may accelerate the determination of the value and settlement of Phantom Stock or make such other adjustment as the Committee, in its sole discretion, deems desirable.

SECTION 15
Termination of Service

15.1. If a Participant's service is terminated by the Participant's Employer for Cause, all of the Participant's unvested Awards, including any unexercised Options, shall be forfeited.

15.2. Except as may be set forth in the applicable Award Agreement, with respect to Awards made prior to July 22, 2004, if a Participant's Date of Termination occurs by reason of death, Disability or Retirement, all Options and Stock Appreciation Rights outstanding immediately prior to the Participant's Date of Termination shall immediately become exercisable and shall be exercisable until one year from the Participant's Date of Termination and thereafter shall be forfeited if not exercised, and all restrictions on any Awards outstanding immediately prior to the Participant's Date of Termination shall immediately lapse. Except as may be set forth in the applicable Award Agreement, for Awards made after July 22, 2004, if a Participant's Date of Termination occurs by reason of death or Disability, (i) all unvested Awards outstanding immediately prior to the Participant's Date of Termination shall continue to vest as if such Participant had remained in the service of the Company and (ii) all vested Options and Stock Appreciation Rights shall remain exercisable and, in each case, such Awards shall be exercisable until one year from the later of the (i) Participant's Date of Termination or (ii) the vesting date of such Award and thereafter shall be forfeited. Except as may be set forth in the applicable Award Agreement, for Awards made after July 22, 2004, if a Participant's Date of Termination occurs by reason of Retirement, (i) all unvested Awards outstanding immediately prior to the Participant's Date of Termination shall be forfeited and (ii) all vested Options and Stock Appreciation Rights shall remain exercisable and shall be exercisable until one year from the Participant's Date of Termination and thereafter shall be forfeited. Options and Stock Appreciation Rights which are or become exercisable at the time of a Participant's death may be exercised by the Participant's designated beneficiary or, in the absence of such designation, by the person to whom the Participant's rights will pass by will or the laws of descent and distribution.

15.3. Except as may be set forth in the applicable Award Agreement, for Awards made prior to July 22, 2004, if a Participant's Date of Termination occurs by reason of Participant's employment being terminated by the Participant's Employer for any reason other than Cause, or by the Participant with the written consent and approval of the Participant's Employer, the Restricted Period shall lapse on a proportion of any Awards outstanding immediately prior to the Participant's Date of Termination (except that, to the extent that an Award of Restricted Stock, Restricted Stock Units, Performance Units, Performance Stock and Phantom Stock is subject to a Performance Period), such proportion of the Award shall remain subject to the same terms and conditions for vesting as were in effect prior to the Date of Termination and shall be determined at the end of the Performance Period. The proportion of an Award upon which the Restricted Period shall lapse shall be a fraction, the denominator of which is the total number of months of any Restricted Period applicable to an Award and the numerator of which is the number of months of such Restricted Period which elapsed prior to the Date of Termination. Except as may be set forth in the applicable Award Agreement, for Awards made after July 22, 2004, if a Participant's Date of Termination occurs by reason of Participant's service being terminated by the Participant's Employer for any reason other than Cause, or by the Participant with the written consent and approval of the Participant's Employer, (i) all unvested Awards outstanding immediately prior to the Participant's Date of Termination shall be forfeited and (ii) all vested Options and Stock Appreciate Rights shall remain exercisable as provided in Section 15.4.

15.4. Options and Stock Appreciation Rights which are or become exercisable by reason of the Participant's service being terminated by the Participant's Employer for reasons other than Cause or by the Participant with the consent and approval of the Participant's Employer, shall be exercisable until 60 days from the Participant's Termination Date and shall thereafter be forfeited if not exercised.

15.5. Except to the extent the Company shall otherwise determine, if, as a result of a sale or other transaction (other than a Change in Control), a Participant's Employer ceases to be a Related Company (and the Participant's Employer is or becomes an entity that is separate from the Company), the occurrence of such transaction shall be treated as the Participant's Date of Termination caused by the Participant's service being terminated by the Participant's Employer for a reason other than Cause.

15.6. Notwithstanding the foregoing provisions of this Section 15, the Committee may, with respect to any Awards of a Participant (or portion thereof) that are outstanding immediately prior to the Participant's Date of Termination, determine that a Participant's Date of Termination will not result in forfeiture or other termination of the Award, or may extend the period during which any Options or Stock Appreciation Rights may be exercised, but shall not extend such period beyond the expiration date set forth in the Award. In no event may an Option or Stock Appreciation Right be extended to a date which is more than ten years from the date of grant.

SECTION 16
Adjustments to Shares

16.1. If the Company shall effect a reorganization, merger, or consolidation, or similar event or effect any subdivision or consolidation of shares of Stock or other capital readjustment, payment of stock dividend, stock split, spin-off, combination of shares or recapitalization or other increase or reduction of the number of shares of Stock outstanding without receiving compensation therefor in money, services or property, then the Committee shall appropriately adjust (i) the number of shares of Stock available under the Plan, (ii) the number of shares of Stock available under any individual or other limitations under the Plan, (iii) the number of shares of Stock subject to outstanding Awards and (iv) the per-share price under any outstanding Award to the extent that the Participant is required to pay a purchase price per share with respect to the Award.

16.2. If the Committee determines that an adjustment in accordance with the provisions of Subsection 16.1 would not be fully consistent with the purposes of the Plan or the purposes of the outstanding Awards under the Plan, the Committee may make such other adjustments, if any, that the Committee reasonably determines are consistent with the purposes of the Plan and/or the affected Awards.

16.3. To the extent that any reorganization, merger, consolidation, or similar event or any subdivision or consolidation of shares of Stock or other capital readjustment, payment of stock dividend, stock split, spin-off, combination of shares or recapitalization or other increase or reduction of the number of shares of Stock hereunder is also accompanied by or related to a Change in Control, the adjustment hereunder shall be made prior to the acceleration contemplated by Section 20.

SECTION 17
Transferability and Deferral of Awards

17.1. Awards under the Plan are not transferable except by will or by the laws of descent and distribution. To the extent that a Participant who receives an Award under the Plan has the right to exercise such Award, the Award may be exercised during the lifetime of the Participant only by the Participant. Notwithstanding the foregoing provisions of this Section 17, the Committee may, subject to any restrictions under applicable securities laws, permit Awards under the Plan (other than an Incentive Stock Option) to be transferred by a Participant for no consideration to or for the benefit of the Participant's Immediate Family (including, without limitation, to a trust for the benefit of a Participant's Immediate Family or to a Partnership comprised solely of members of the Participant's Immediate Family), subject to such limits as the Committee may establish, provided the transferee shall remain subject to all of the terms and conditions applicable to such Award prior to such transfer.

17.2. The Committee may permit a Participant to elect to defer payment under an Award under such terms and conditions as the Committee, in its sole discretion, may determine; provided that, any such deferral election must be made in accordance with the terms of a separate written nonqualified deferred compensation plan sponsored by the Company and only to the extent made in accordance with the election timing rules under Code Section 409A.

SECTION 18
Award Agreement

18.1. Each Participant granted an Award pursuant to the Plan shall sign an Award Agreement which signifies the offer of the Award by the Company and the acceptance of the Award by the Participant in accordance with the terms of the Award and the provisions of the Plan. Each Award Agreement shall reflect the terms and conditions of the Award. Participation in the Plan shall confer no rights to continued service with an Employer nor shall it restrict the right of an Employer to terminate a Participant's service at any time for any reason, not withstanding the fact that the Participant's rights under this Plan may be negatively affected by such action.

SECTION 19
Tax Withholding

19.1 All Awards and other payments under the Plan are subject to withholding of all applicable taxes, which withholding obligations shall be satisfied (without regard to whether the Participant has transferred an Award under the Plan) by a cash remittance, or with the consent of the Committee, through the surrender of shares of Stock which the Participant owns or to which the Participant is otherwise entitled under the Plan pursuant to an irrevocable election submitted by the Participant to the Company at the office designated for such purpose. The number of shares of Stock needed to be submitted in payment of the taxes shall be determined using the Fair Market Value as of the applicable tax date rounding down to the nearest whole share.

SECTION 20
Change in Control

20.1. After giving effect to the provisions of Section 16 (relating to the adjustment of shares of Stock), and except as otherwise provided in the Plan or the Agreement reflecting the applicable Award, upon the occurrence of a Change in Control:

(a) All outstanding Options (regardless of whether in tandem with Stock Appreciation Rights) shall become fully exercisable and may be exercised at any time during the original term of the Option;

(b) All outstanding Stock Appreciation Rights (regardless of whether in tandem with Options) shall become fully exercisable and may be exercised at any time during the original term of the Option;

(c) All shares of Stock subject to Awards shall become fully vested and be distributed to the Participant; and

(d) Performance Units may be paid out in such manner and amounts as may be reasonably determined by the Committee.

The accelerated payment of any Award upon a Change in Control as described in this Section 20.1 shall occur only to the extent such payment would not result in an adverse tax consequence to the Participant under Code Section 409A. In addition, Performance Units shall be paid in accordance with the terms of the Award Agreement.

SECTION 21
MERGERS / ACQUISITIONS

21.1 In the event of any merger or acquisition involving the Company and/or a Subsidiary of the Company and another entity which results in the Company being the survivor or the surviving direct or indirect parent corporation of the merged or acquired entity, the Committee may grant Awards under the provisions of the Plan in substitution for awards held by employees or former employees of such other entity under any plan of such entity immediately prior to such merger or acquisition upon such terms and conditions as the Committee, in its discretion, shall determine and as otherwise may be required by the Code to ensure such substitution is not treated as the grant of a new Award for tax or accounting purposes.

21.2 In the event of a merger or acquisition involving the Company in which the Company is not the surviving corporation, the Acquiring Corporation shall either assume the Company's rights and obligations under outstanding Awards or substitute awards under the Acquiring Corporation's plans, or if none, securities for such outstanding Awards. In the event the Acquiring Corporation elects not to assume or substitute for such outstanding Awards, and without limiting Section 20, the Board shall provide that any unexercisable and/or unvested portion of the outstanding Awards shall be immediately exercisable and vested as of a date prior to such merger or consolidation, as the Board so determines. The exercise and/or vesting of any Award that was permissible solely by reason of this Section 21.2 shall be conditioned upon the consummation of the merger or consolidation. Unless otherwise provided in the Plan or the Award, any Awards which are neither assumed by the Acquiring Corporation nor exercised on or prior to the date of the transaction shall terminate effective as of the effective date of the transaction.

SECTION 22
Termination and Amendment

22.1 The Board may suspend, terminate, modify or amend the Plan, provided that any amendment that would (a) increase the aggregate number of shares of Stock which may be issued under the Plan, (b) change the method of determining the exercise price of Options, other than to change the method of determining Fair Market Value of Stock as set forth in Section 2.1(o) of the Plan, or (c) materially modify the requirements as to eligibility for participation in the Plan, shall be subject to the approval of the Company's stockholders, except that any such increase or modification that may result from adjustments authorized by Section 16 does not require such approval. No suspension, termination, modification or amendment of the Plan may terminate a Participant's existing Award or materially and adversely affect a Participant's rights under such Award without the Participant's consent. Notwithstanding any provision herein to the contrary, the Board may amend or revise this Plan to comply with applicable laws or governmental regulations.

22.2 Notwithstanding any provision herein to the contrary, the repricing of Options or Stock Appreciation Rights is prohibited without prior approval of the Company's stockholders. For this purpose, a "repricing" means any of the following (or any other action that has the same effect as any of the following): (a) changing the terms of an Option or Stock Appreciation Right to lower its Exercise Price; (b) any other action that is treated as a "repricing" under generally accepted accounting principles; and (c) repurchasing for cash or canceling an Option or Stock Appreciation Right at a time when its Exercise Price is greater than the Fair Market Value of the underlying Stock in exchange for another Award, unless the cancellation and exchange occurs in connection with a change in capitalization or similar change under Section 21 above. Such cancellation and exchange as described in clause (c) of the preceding sentence would be considered a "repricing" regardless of whether it is treated as a "repricing" under generally accepted accounting principles and regardless of whether it is voluntary on the part of the Participant.

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Appendix B


ACI
ARCH COAL, INC.

ARCH COAL, INC.

INCENTIVE COMPENSATION PLAN

FOR

EXECUTIVE OFFICERS

Effective: January 1, 2010

ARCH COAL, INC.
INCENTIVE COMPENSATION PLAN
FOR EXECUTIVE OFFICERS

1. PURPOSE OF THE PLAN

The purpose of the Arch Coal, Inc., Incentive Compensation Plan for Executive Officers (as amended from time to time, the "Plan") is to provide an opportunity for Executive Officers of Arch Coal, Inc. to earn additional annual cash incentive compensation through the achievement of pre-established performance goals. The Plan, as amended and restated herein, shall be effective as of January 1, 2010.

2. DEFINITIONS

A. **"Award Opportunities"** means the range of potential Payouts established by the Committee, in its discretion, for an Executive Officer during any Plan Year.

B. **"Code"** means the Internal Revenue Code of 1986, as amended from time to time.

C. "**Committee"** means the Personnel & Compensation Committee of the Board of Directors of Arch Coal, Inc.

D. **"Company"** means Arch Coal, Inc. and its subsidiaries that fall within the Controlled Group within the meaning of Code section 414(b), (c), (m) or (o).

E. **"Executive Officer"** means the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer and each Vice President and other officer of the company selected by the Committee to participate in the Plan.

F. **"Maximum Opportunity"** shall be the maximum annual incentive Payout that an Executive Officer is eligible to receive under this Plan.

G. **"Payout"** means the amount earned, if any, by an Executive Officer for a Plan Year in accordance with Section 5. A Payout is not earned until it is calculated, then approved by the Committee.

H. **"Performance Measures"** means the Company performance objectives approved by the Committee within 90 days of the beginning of each Plan Year. Performance Measures may include, but are not limited to, the following: (i) operating income; (ii) net income; (iii) debt reduction; (iv) earnings per share; (v) cash flow; (vi) cost reduction; (vii) earnings before interest, taxes, depreciation and amortization (EBITDA); (viii) environmental compliance; (ix) safety performance; (x) production rates; (xi) operating cost per ton; (xii) total shareholder return; (xiii) financial return measures. As determined by the Committee, the Performance Measures may be applied (A) to the Company's stand-alone performance or relative to one or more other companies or indices or (B) to a business unit, geographic region, one or more separately incorporated entities, or the Company as a whole.

I. "**Permanent and Total Disability**" means the permanent inability to perform each of the material duties of an individual's occupation because of an illness, disease or injury.

J. **"Plan Year"** means the calendar year.

K. "**Retire**" or "**Retirement**" means voluntary termination of employment at age 55 or older with at least 10 years of service with the Company.

3. ELIGIBILITY

A. The Committee may establish, from time to time, Award Opportunities for Executive Officers.

B. The Committee may, in its discretion, elect to prorate an Award Opportunity for an Executive Officer who begins participating in the Plan after the beginning of a Plan Year based on a ratio, expressed as the percentage of the number of days remaining in the Plan Year on the date the Executive Officer begins participating in the Plan and 365.

C. Participants will cease to participate in the Plan effective as of the date they no longer hold an Executive Officer position. The Committee may, in its discretion, elect to prorate any Award Opportunity established for an individual who ceases to hold an Executive Officer position for which a Payout has not yet been earned based on a ratio, expressed as the percentage of the number of days elapsed from the beginning of the Plan Year to the date the individual ceases to hold an Executive Officer position and 365.

4. AWARDS

A. Within 90 days of the beginning of each Plan Year, the Committee shall determine (i) the Executive Officers who shall be eligible to receive Award Opportunities for such Plan Year, (ii) the Performance Measures applicable to each such Executive Officer's Award Opportunities and (iii) the formula for computing the amount payable to each Executive Officer if the Performance Measures are achieved (such formula shall comply with the requirements applicable to performance-based compensation plans under Section 162(m) of the Code and the related Treasury regulations).

B. The Maximum Opportunity for an Executive Officer for any Plan Year shall not exceed $2,500,000. All Award Opportunities are intended to comply with the exception for "performance-based compensation" under Section 162(m) of the Code and the related Treasury regulations and shall be administered in accordance with Section 162(m) and such regulations. If any Plan provision is found not to be in compliance with Section 162(m) of the Code, that provision shall be deemed modified as necessary to so comply.

5. PAYOUTS

A. Payouts shall be calculated and approved by the Committee at the end of each Plan Year based on the Award Opportunities of each Executive Officer and the achievement of the Performance Measures set by the Committee with respect to Executive Officers for the Plan Year. Regardless of the Company's performance relative to the Performance Measures selected by the Committee for a particular Plan Year but subject to Section 162(m) and related regulations, the Committee shall retain the discretion to approve a Payout that is less than the calculated Payout established by the Committee for an Executive Officer based on such Executive Officer's individual performance or on such other factors that the Committee determines appropriate. In no event will a reduction of one Executive Officer's Payout for a Plan Year result in an increase of another Executive Officer's Payout for the same Plan Year. No Payout to an Executive Officer under this Plan may exceed the Maximum Opportunity established by the Committee for such Executive Officer for such Plan Year. The Committee may, in its discretion, make appropriate adjustments to account for any infrequent or non-recurring items that it determines, in its discretion, are not reflective of the Company's ongoing operations or the effects of major corporate transactions or other items that the Committee determines, in its discretion, significantly distort the comparability of the Company's performance against the Performance Measures established by the Committee for a particular Plan Year.

B. Except with respect to a reduction in force or pursuant to any written agreement between the Company and the Executive Officer, any rights an Executive Officer may have to receive a Payout will be forfeited if the Executive Officer's employment is terminated or the Executive Officer Retires or ceases to hold an Executive Officer position prior to the date of approval of the Payout. The Committee shall have the discretion to make a Payout notwithstanding termination, Retirement or cessation prior to the date of approval of the Payout but will have no obligation to do so, and no prior payments to others in this regard shall vest any rights in the Employee or entitle him or her to rely on the fact of payment.

C. The Payout, if any, calculated and approved in accordance with Section 5.A. shall be made by the Company to the Executive Officer within a reasonable period, which in most cases will be thirty (30) days after the Committee's approval of the Payout. However, in no event will a Payout for a Plan Year be made later than the 15th day of the third month following the last day of the Plan Year. The Company shall deduct from any Payout paid under the Plan the amount of any taxes required to be withheld by the federal or any state or local government.

6. DEATH OR DISABILITY

In the event an Executive Officer dies or becomes Permanently and Totally Disabled, such Executive Officer or his or her designated beneficiary (or his or her estate in the event he or she dies without previously having designated a beneficiary in writing to the Company) shall be entitled to receive any Payout earned by such Executive Officer that has not yet been paid. In addition, the Committee may, in its discretion, elect to prorate any Award Opportunity established for the Executive Officer but for which a Payout has not yet been earned based on a ratio, expressed as the percentage of the number of days elapsed from the beginning of the Plan Year to the date the Executive Officer dies or becomes Permanently and Totally Disabled and 365. A Payout made in accordance with this Section 6 shall be paid at the time described in Section 5 on the date other Payouts related to the same Plan Year are paid.

7. AMENDMENT OR TERMINATION OF THE PLAN

The Committee reserves the right to terminate or amend the Plan, in whole or in part, or waive any provision thereof at any time and from time to time, provided that no amendment, termination or waiver shall adversely affect any Payout previously earned by an Executive Officer.



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DIRECTIONS TO THE ANNUAL MEETING

From downtown St. Louis: Take Highway 40 West approximately 14 miles to Interstate 270 North (Exit #25). Continue approximately two miles on Interstate 270 North to Olive Boulevard (Exit #14). Take Olive Boulevard East one mile to CityPlace Drive. Turn North on CityPlace Drive and continue to our headquarters at CityPlace One.



Ferguson
Bellefontaine Neighbors
Saint Ann
Normandy
Granite City
Hillsdale
Madison
Venice
Wellston
Olivette
Creve Coeur
University City
Laque
Brooklyn
Clayton
Huntleigh
Maplewood
Rock Hill
Des Peres
Glendale
Kirkwood
Sauget

From Lambert International Airport: Take Highway 70 West approximately three miles to Interstate 270 South (Exit #232). Continue approximately six miles on Interstate 270 South to Olive Boulevard (Exit #14). Take Olive Boulevard East one mile to CityPlace Drive. Turn North on CityPlace Drive and continue to our headquarters at CityPlace One.



Kinloch
Edmundson
Pattonville
Vigus
Maryland Heights
Overland
Bel Ridge
Bel Nor
Vinita Park
Ascalon
Olive Blvd

By order of the Board of Directors,

Robert G. Jones
Senior Vice President — Law, General Counsel and Secretary

March 22, 2010

THE POWER WITHIN



LONG-TERM STABLE DOMESTIC ENERGY SUPPLY
235+ YEARS OF RESERVES
MOST ABUNDANT FUEL SOURCE IN AMERICA
USED IN INCREASINGLY CLEAN WAYS
INTENSITY
CAPACITY
LARGE SOURCE OF INCOME FOR RURAL COMMUNITIES
HEATS AND POWERS OUR NATION'S FACTORIES AND PLANTS
VITAL TO STEEL PRODUCTION AND CEMENT MANUFACTURING
THE POWER WITHIN
FUELS 42% OF ELECTRICITY WORLDWIDE
120,000 U.S. JOBS
LOW-COST BASELOAD POWER FOR AMERICAN INDUSTRY
DEPENDABLE AND AFFORDABLE MODERN ENERGY
SECURITY
ENERGY DEMAND SET TO GROW 50% BY 2030
THE WORLD'S FASTEST GROWING FUEL SOURCE FOR ELECTRIC GENERATION

ARCH COAL, INC. 2009 ANNUAL REPORT

Year Ended December 31 (in millions, except per share data)	**2009**	**2008**	**2007**
Tons sold	126.1	139.6	135.0
Revenues	$2,576.1	$2,983.8	$2,413.6
Income from operations	$123.7	$461.3	$230.6
Adjusted net income [1]	$63.4	$354.3	$174.9
Adjusted diluted earnings per share [2]	$0.42	$2.45	$1.21
Adjusted EBITDA [3]	$458.7	$753.2	$471.7
Capital expenditures	$323.2	$497.3	$488.4
Dividends declared per common share	$0.36	$0.34	$0.27

(1) Adjusted net income attributable to Arch Coal, Inc. is defined and reconciled at the end of this report.
(2) Adjusted diluted earnings per share (EPS) is defined and reconciled at the end of this report.
(3) Adjusted EBITDA is defined and reconciled at the end of this report.

A recognized leader in mine safety and environmental commitment, St. Louis-based Arch Coal, Inc. (NYSE: ACI) is the second-largest U.S. coal producer. Through 11 mining complexes in six states, we represent roughly 16 percent of America's coal supply. Our national scope of operations and 3.9-billion-ton reserve base includes a presence in five of six major U.S. coal supply basins. Our core business is providing U.S. power generators with cleaner-burning, low-sulfur coal to fuel 8 percent of our nation's electricity. We also sell coal to domestic and international steel manufacturers as well as international power producers. In 2009, Arch serviced 183 power plants in 39 states nationwide and customers in 14 countries worldwide.


Arch Coal, Inc.

The power within our global economy, our country and our company is coal. Energy demand should accelerate in coming years, making coal-fueled power ever more vital in raising standards of living for billions of people. At Arch Coal, we're building a future that looks exceedingly bright for all of us.

That's why, in 2009, our company boosted its productive and financial capacity to prepare for growth in global coal demand over the next decade. We also set company records for safety and environmental performance, underscoring our commitment to providing a safe and secure energy future for our people and our planet. What's more, we're funding technologies that can unlock the tremendous energy intensity of coal in cleaner ways to advance our nation's environmental goals and to support economic growth.


LONG-
TERM
STABLE
MOST ABUNDANT
FUEL SOURCE IN
LARGE
VITAL TO STEEL
PRODUCTION
AND CEMENT
ENERGY
DEMAND
SET
TO
GROW
50% BY
2030
FASTEST
AFFORDABLE
MODERN
ENERGY





THE POWER WITHIN

Our future depends on coal's capacity to meet the world's growing energy needs.

Coal is the dominant fuel source for electricity in the United States today ... and has the capability to play an even larger role in meeting our energy needs tomorrow. In America, coal fuels nearly half of our electric power needs. On a global scale, coal provides 42 percent of the world's electricity. In Asian economies, the percentage is much higher. In China, for example, 80 percent of the country's power is supplied by coal.

With worldwide demand for electricity set to increase 65 percent during the next two decades, coal use should expand considerably as this abundant resource is tapped to fill the lion's share of growth in global power demand. With nearly 220 gigawatts of new coal-fueled capacity expected to come online by 2015 – representing roughly 280 plants – coal's share of the global electricity market should grow to 44 percent in the next five years.

America's electric grid must run on abundant, affordable and continuously available energy sources. The power within our country to get us where we need to go is coal.

The world's energy resource

Despite a decline in global energy demand in 2009, coal use continued to grow, primarily driven by the rapidly expanding economies of Asia. Since 2000, coal has been the world's fastest-growing fuel source for electric generation thanks to widespread coal deposits around the world.

Major coal reserves can be found in the Americas, Europe, Africa, Asia and Australia. By contrast, oil reserves are largely concentrated in the Middle East, while more than half of all proven gas reserves lie in just three countries – Russia, Iran and Qatar. Additionally – at current production rates and proven reserve levels – global coal reserves should outlast oil supplies by three times and natural gas supplies by two times.

North America is fortunate to have an abundant coal supply that should last over 235 years. More than one quarter of the world's coal reserves are located in the United States. Thus, coal's use has the potential to increase dramatically inside America's borders, boosting our energy security. What's more, America has the capacity to boost its coal production to expand exports in coming years, allowing the country to capture an increasing share of the growing seaborne coal trade.

Projected Share of Growth in Global Coal Trade Through 2012


50%
20%
30%
China and India
Western Europe and Brazil
Rest of World

Global coal trade is set to expand 40 percent over the next three years. Through its dedicated port capacity on the East Coast and a growing interest in increasing exports off the West Coast, Arch is strategically positioned to capitalize on that trend.

A growing national footprint

Since its public inception in 1997, Arch has successfully expanded its coal sales and reserves through well-timed acquisitions and organic growth opportunities. We've evolved from a mid-sized, regional coal producer into a diversified, national coal industry leader in just over a decade.

Today, Arch controls 3.9 billion tons of high-quality, cost-competitive coal reserves that span the nation. That equates to roughly 25 years of productive capacity based on current mining rates. Our asset base includes an enhanced strategic footprint in the southern Powder River Basin, an entry into the northern Powder River Basin, a leading position in the Western Bituminous Region, strong metallurgical coal capabilities and a low-cost steam profile in Central Appalachia, as well as a large, untapped reserve position and an equity investment in the Illinois Basin.

The size, scale and diversity of our operations enable us to respond quickly to changing market conditions and to protect our earnings power from weakness in any one particular region. We have built a superior mine portfolio capable of profitably weathering market downturns and excelling in market upturns.



Arch's highly mechanized mines have a notable scale advantage in production. In 2009, our surface mines were 215 percent – and our underground mines were 60 percent – more productive per hour than the national coal industry averages.

Boosting the resource base

In 2009, Arch opportunistically bought assets during an energy market trough. We boosted our reserve base 25 percent by expanding our footprint in the nation's most prolific coal supply region – Wyoming's Powder River Basin – and by entering the northern Powder River Basin with an investment in Montana's largely undeveloped coal fields. These transactions will strengthen Arch's competitive position for years to come.

We acquired the Jacobs Ranch mine in 2009 and integrated it into our flagship Black Thunder operation, expanding our throughput capacity by 40 million tons on a 2009 pro forma basis. Representing an excellent strategic and operational fit, the acquisition of Jacobs Ranch – which shared a six-mile property border with Black Thunder – allows Arch to extract more than $1 per acquired ton in synergies.

The lease of Montana coal reserves also raises Arch's ultimate productive capacity and creates an attractive future organic growth opportunity. These low-ratio reserves will support the future development of a large-scale surface coal mine that could competitively serve the northern U.S. power generation market and the fast-growing Pacific Rim seaborne coal market.

Maintaining financial flexibility

Despite the difficult credit market conditions that prevailed during 2009, Arch successfully raised nearly $900 million in capital through concurrent debt and equity offerings. Proceeds from these capital market transactions helped to prudently finance the Jacobs Ranch acquisition.

The capital raised was also instrumental in bolstering Arch's financial reserves and in preserving liquidity – key ingredients that helped the company weather challenging market conditions last year. Additionally, our financing efforts allowed us to amend and extend our $860 million revolving credit facility, expanding our original borrowing capacity through June 2011 and retaining nearly 90 percent of our current capacity through March 2013.

Proactive financing during 2009 and dramatic reductions in capital spending versus prior years have fortified the company's already strong balance sheet. Our increased financial flexibility, coupled with our already low legacy liability position, will allow Arch to pursue future strategic growth opportunities and to deliver even better financial returns in the years ahead.


Black Thunder




Jacobs Ranch



In 2009, Arch acquired and integrated the nation's No. 3 coal mine, Jacobs Ranch, into its existing Black Thunder operation – the nation's No. 2 coal mine – creating the world's largest single coal mining complex.



THE POWER WITHIN

The vitality of American enterprise depends on access to affordable and secure energy.

Coal is the strong backbone that helps make America prosperous and secure. Utilizing this indigenous energy resource helps keep our businesses profitable and our household pocketbooks full. Coal-based power provides a real competitive advantage for American businesses to compete on a global scale. With some of the lowest kilowatt-hour rates in the world, American businesses on average spend half as much for electricity as their European counterparts. That translates into a significant cost advantage for the goods we make in the USA.

Affordable energy also protects our households from escalating electricity bills. Coal is the only domestic fossil fuel capable of supplying long-term, stable electricity rates for our homes and highly reliable, baseload power for America's industrial base.

To ensure our products remain affordable to consumers here and abroad, especially given cheaper labor inputs in Asia, America needs an abundant, domestic and low-cost power source to revitalize our manufacturing sector. The power within our economy to drive growth is coal.

Securing our energy future

In 2009, Americans consumed the equivalent of 47 million barrels of oil per day – from gasoline used in our cars to electricity powering our homes and businesses. More than 30 percent of that fuel consumption came from imports, mostly in the form of oil from OPEC nations. If we were to replace those imports with domestic fuels to promote a more secure energy future, which resources could rise to meet that challenge?

No new hydroelectric dams are planned. Nuclear plants are operating near capacity and plans for new nuclear plants are uncertain given escalating construction costs, significant regulatory hurdles and the long time horizon to completion. While renewable fuel use is expanding, the scale is inadequate, the power is intermittent and the costs are dramatically higher than coal-fueled power.

Replacing our foreign oil dependency with domestic natural gas and coal appears promising, but these sources must be economical, reliable and abundant. Coal accounts for more than 90 percent of our nation's fossil fuel resource base. Quite simply, coal is America's hydrocarbon national treasure.

Empowering America

Utilizing America's most affordable and abundant energy resource – coal – for electric generation purposes represents our country's best energy policy. Crude oil and natural gas have higher-value uses in the transportation and industrial sectors ... and their costs are higher. Natural gas trades near $5 per million Btu versus just $0.70 for Powder River Basin coal. Crude oil is enormously more expensive at $13 per million Btu.

Coal represents the most economical fossil fuel choice to meet America's growing electricity needs. Also, coal exists in abundance within America's borders, and our nation's vast railroad infrastructure promotes an efficient system for transporting the fuel.

Additionally, coal mined in America creates well-paying jobs, often in rural areas, and provides an important source of tax revenue for our national, state and local governments to fund social service and educational programs for our citizens. According to the National Mining Association, America's coal industry directly and indirectly provides more than 500,000 jobs and contributes over $75 billion in output for the U.S. economy each year on average.

America's Energy Consumption


84%
11%
5%
Fossil Fuels
Nuclear and Hydro
All Renewables

Americans rely on fossil fuels to provide 84 percent of their daily energy consumption. By contrast, all of America's wind and solar power (part of our available renewable fuel sources) provide less than 1 percent of our energy needs.



Arch's operations load more than 35 miles of rail cars each day with coal that is mined right here in America to fuel our nation's homes, shopping malls and factories. Our mines supply enough fuel to power the equivalent of 25 million homes.

Running safely

At Arch, we take our responsibility to run a safe and secure organization to heart. Our employees have consistently made Arch a safety leader in the U.S. coal industry. We continued that tradition in 2009, once again setting an industry standard with a lost-time injury rate that was just one-fourth the national coal industry average.

Arch's 2009 safety performance also ranked first among major coal industry peers and set a company record, surpassing our previous safety record set in 2008. Working safely is the most important thing for each and every one of our employees and their families. It's also good for business because safe mines are productive and profitable mines.

Arch's focus on continuous improvement in safety is paying dividends. Our success is reflected in the 12 national, state or local safety awards received last year. It's also apparent in the milestones we attain. In 2009, four of our operations completed three or more consecutive years without a single lost-time injury – an achievement which exemplifies our goal of operating the world's safest coal mines.

Acting responsibly

As a natural resource company, we're dedicated to restoring former mine land to its best and most productive use. We're implementing conservation programs across our operations to reduce our environmental footprint. And, we're partnering with local communities to provide support and funding for educational programs.

Our 2009 environmental compliance record reflects this commitment. Last year, Arch surpassed its best-ever company environmental performance record, which was previously set in 2008, and again ranked first among major coal industry peers. Ten of our operations achieved a perfect record in environmental compliance in 2009. Arch's subsidiary operations also earned seven national, state or local awards for outstanding environmental stewardship practices.

Additionally, Arch continued its tradition of supporting education with annual funding for its innovative teaching grants and signature Arch Coal Teacher Achievement Awards. We've provided grants for more than 70 classroom projects and recognized more than 200 teachers for their important contributions to America's future.



We believe in what we do. We're happy to do the heavy lifting required to re-energize America. We're also committed to ensuring that all of us return home safely, every one, every day.



We're excelling in providing habitat enhancement programs for indigenous plants and wildlife on reclaimed lands.



THE POWER WITHIN

The tremendous energy intensity of fossil fuels has helped nations reduce poverty, electrify cities and fuel economic development.

Global energy demand is projected to increase nearly 50 percent by 2030. The world will need all energy resources to fill that demand. But, fossil fuels will do the heavy hitting because the energy unleashed when hydrocarbons are heated is simply unparalleled. That's why oil, natural gas and coal are collectively expected to represent 80 percent of global energy needs well into the 21st century.

Demand for fossil fuels also will intensify in coming years, driven by ongoing industrialization of emerging markets. Significant capital investments, long lead times and technology breakthroughs will be required to boost energy supplies meaningfully. In addition, we'll need conservation and efficiency programs to help meet future energy demand.

The power within coal goes beyond electrifying our stadiums. It can become the fuel that powers our transportation fleet – planes, trains and plug-in automobiles – and it can be converted into a less expensive and less volatile synthetic natural gas to fuel American industry.

Just six square miles

Beyond its affordability and abundance, coal has significant land use advantages over other fuel sources for electric generation considering the concentration of energy contained within a very small geographic footprint.

The mines in the Powder River Basin (located in the sparsely populated states of Wyoming and Montana) produced 460 million tons of coal in 2009, delivering nearly half of America's coal supply. With roughly 80 million tons of coal per square mile in the Powder River Basin, coal operators were able to generate nearly a quarter of the nation's electricity by extracting the fuel underlying just six square miles in that region.

To put this energy intensity into perspective, a wind farm the size of West Virginia – roughly 24,000 square miles – would be required to generate the equivalent amount of electricity from wind.

As a leading producer in America's largest, fastest-growing and most cost-competitive coal supply region – the Powder River Basin – Arch is at the forefront of unlocking a vast amount of energy with a minimal geographic footprint.



Arch has invested in a company with plans to build a coal conversion facility on our reserves in southern Wyoming. The project could further unlock coal's energy intensity by transforming it into gasoline – and sequester CO_2 emissions for use in enhanced oil recovery.

Creating greener energy

One of our great energy challenges is how to make fossil fuel use cleaner. This challenge requires a global solution as China is now the largest emitter of CO_2 in the world today, and the rest of developing Asia appears set to follow China's lead.

In America, we have made coal use dramatically cleaner than it was 40 years ago. Even as coal use for electric generation has expanded three-fold since 1970, regulated emissions per ton of coal used have declined 85 percent. Given sufficient time, funding and further advances in technology, we believe this success can be replicated to achieve dramatic future reductions in CO_2 emissions.

We also believe that developing, commercializing and implementing carbon capture and storage (CCS) technologies will be necessary to reduce greenhouse gas (GHG) concentrations in the atmosphere. CCS will play an essential role in reducing GHGs emitted from the transportation fleet as well as from coal and natural gas power plants. Arch has invested $8 million in clean coal research programs at the industry, government and university level aimed at advancing CCS technology to maturation.

Arch's 3.9-Billion-Ton Reserve Base


79.3%
6.1%
14.6%
Ultra-low-sulfur
Low-sulfur
High-sulfur

Arch is helping customers achieve required emission reductions through mining and marketing cleaner-burning, low-sulfur coal for electric generation. Nearly 80 percent of our reserves meet the Clean Air Act's strictest requirements for sulfur without the need for scrubbing technology.



STEVEN F. LEER, CHAIRMAN AND CEO

Dear Fellow Shareholders:

The power within Arch Coal lies in our ability to capitalize on coal's growth story here and abroad.

In 2009, we stayed the course – persevering through the largest decline in U.S. power generation markets in the past 60 years to maintain profitability and generate free cash flow for our shareholders. We also set company and industry records for safety and environmental compliance. Even at the bottom of the market cycle, we opportunistically expanded our reserves by 1 billion tons, added low-cost productive capacity and bolstered our already strong balance sheet.

These efforts helped to enhance both our competitive position and our robust platform for future growth.

Steve Leer touring the new West Loadout at the expanded Black Thunder mine, October 2009.

But, that's not all. Our equity interest in the Illinois Basin is bearing fruit, our trading function is paying dividends and our dedicated export capacity on the East Coast and emerging opportunities off the West Coast should generate incremental value in the years ahead. With a strategy aimed at matching production to market demand, we have positioned Arch to capitalize on the recovery in energy markets. We're confident we're building an exceedingly bright future for all of us.

Key Pillars

Most importantly, we never lost sight of our core operating philosophy in 2009 – running the world's safest and most environmentally responsible coal mines. We again attained the U.S. coal industry's leading record for safety, surpassing our previous company record set in 2008. We also delivered an unparalleled performance in environmental compliance during 2009, beating our prior record set in 2008 and leading our major coal industry peer group.

Ten of our individual mines and facilities achieved a perfect record last year – operating 365 days with either zero reportable injuries or zero SMCRA environmental violations. While these achievements are significant, our ultimate goal is to operate injury-free and violation-free at every mine, every single year.

Lost-Time Injury Rates
(per 200,000 employee-hours worked)


3.5
3.0
2.5
2.0
1.0
0.5
2005
2006
2007
2008
2009

3.21 U.S. coal industry five-year average

0.93 Arch Coal, Inc. five-year average

Leveraging Our Assets

Since its public inception in 1997, Arch has amassed an enviable, low-cost asset portfolio with substantial scale advantage in each of the company's core producing regions.

Powder River Basin (PRB): Through a series of acquisitions and reserve additions, Arch has carved out a position as the second-largest producer in the nation's largest and fastest-growing coal supply region.

Our acquisition of Jacobs Ranch last year and its integration into Black Thunder has created the premier mine in the region, and the largest single coal-mining complex in the world. Operational synergies from that transaction, along with expected lower net capital outlays and future development opportunities, should drive incremental returns for Arch in coming years.

The addition of more than 700 million tons of low-cost reserves in the northern PRB in 2009 also provides an attractive future organic growth opportunity to competitively service customers inside and outside the United States.

We're more ready than ever to profit from the region's expected growth, especially as U.S. coal production continues to shift westward. Since 1990, the PRB has expanded by 5 percent annually compared to just 2 percent for overall U.S. coal demand. The PRB also represents the lowest cost fossil-fuel resource in America, with low geologic risk, a small land use footprint and significant economies of scale. These advantages make the PRB highly competitive on the national stage, and increasingly will allow it to compete overseas, further unlocking its value.

Western Bituminous Region: Arch's leading position in this supply basin should provide even greater earnings potential in coming years. With our large productive capacity contained within a mature supply region, we would expect to generate incremental value as market demand expands for the region's high-Btu, low-sulfur coal, and as our legacy contracts expire and reset to market prices over time.

Central Appalachia: Over the past five years, Arch has successfully repositioned its mine portfolio in the supply-constrained region – selling non-core assets, shedding significant legacy liabilities, retaining properties with a competitive advantage and organically developing its cost-competitive reserves. These efforts have paid off as Arch has strengthened its low-cost position there. Our 15 million tons of productive capacity is split between metallurgical and steam coal, granting balanced and advantageous leverage to high-margin metallurgical coal markets as well as high-quality Eastern power and growing seaborne coal markets.

Illinois Basin: The re-establishment of operations in this region is another future growth opportunity. We have a successful 40-year history in Illinois and expect the basin to play a larger role in domestic and global steam coal markets in the years ahead. We continue to lay the groundwork – through our equity interest in the private coal producer, Knight Hawk Holdings LLC, and through the permitting of our 374-million-ton reserve base – to capitalize on the region's ultimate resurgence.

Coal's Outlook

2009 was a challenging year for coal markets. U.S. power demand declined a record 4 percent on weak industrial activity and mild summer weather. Coal consumption was particularly hard hit, falling by a steep 11 percent and causing customer coal stockpiles to swell to historically high levels. At the same time, coal supply and capital spending industry-wide were curtailed at a rapid pace, helping set the stage for the market's inevitable rebound.

Arch's Environmental Compliance Record
(number of SMCRA* violations)


40
30
20
10
0
notice of violation
2005
2006
2007
2008
2009

*SMCRA – Surface Mining Control and Reclamation Act

Just as coal was disproportionately affected by the economic downturn in 2009, we fully expect coal to outperform other fuels during the recovery. Given power demand trends to date, U.S. coal stockpiles are on a path to return to target levels during 2010, leading to a much tighter coal market. Also, the significant supply declines in Eastern coal basins last year should continue into 2010, creating new demand for Western coals as we have seen in past cycles.

In fact, we believe that a recovery in the U.S. economy and in coal markets is under way. Global coal markets are also on the mend as international trade resumes, national economies recover and weather patterns normalize. Looking ahead, we would expect competition for the globe's energy resources to intensify – and energy prices to rise.

Consequently, we anticipate a resumption of growth in U.S. coal exports in 2010. Strength in metallurgical coal markets will drive this trend initially – and should have a positive spillover effect onto domestic steam coal markets, just as it did in 2008.

Arch Coal, Inc. Adjusted EBITDA*
(in $ millions)


800
600
400
200
0
2007
2008
2009

*Adjusted EBITDA is defined and reconciled at the end of this report.

Over the intermediate and long term, coal's fundamental growth story remains intact. Roughly 280 new coal plants are being built around the world over the next five years and will be fueled by more than 750 million tons of coal. This build-out equates to 15 percent of coal's current global operating capacity. By 2030, global energy demand is expected to increase 50 percent, with coal playing the largest role in helping meet that demand.

Ensuring Coal's Acceptance

This rapid increase in coal consumption is spurring investments in new technologies that seek to make coal use cleaner, more efficient and more climate-friendly. Since 1970, U.S. emissions per ton of coal consumed have declined 85 percent. The challenge today is applying this success to reduce CO_2 emissions for all fossil fuels through the development of carbon capture and storage (CCS) solutions.

Here at home, the economic stimulus bill passed in 2009 directed $3.4 billion towards clean coal technologies, while President Obama launched a new task force aimed at advancing CCS. Arch is doing its part by funding a variety of university, government and private initiatives focused on CCS.

We believe active support for clean coal technology advancement will open new markets and ensure coal's continued acceptance as a fuel source that can drive economic development and sustain the environment.

The Power Within

Looking ahead, Arch's focus will remain on three key pillars – excellence in safety, environmental and financial performance – to enhance value for you, our shareholders.

Arch's national mine portfolio is capable of producing 16 percent of U.S. steam coal supply and roughly 10 percent of U.S. metallurgical coal supply. Our world-class operations and geographically dispersed, predominantly low-sulfur reserve base position us to capitalize on expected growth in domestic and seaborne coal demand.

We'll continue to strengthen our leadership position in our core operating regions, as well as explore opportunities to further expand our low-cost reserve base. But, we'll do so prudently, as evidenced by our history of buying assets during market troughs. Our strong balance sheet and low level of legacy liabilities will support our endeavors. We'll also continue to conserve capital and keep costs under control. This discipline should help us grow free cash flow – an essential component to any company's long-term success.

Our core values, reserves, productive capacity, experienced workforce and balance sheet are already in place. We're ready to capitalize.

Steven F. Leer

Steven F. Leer
Chairman and Chief Executive Officer
March 1, 2010


ARCH COAL, INC.

Annual Report On Form 10-K
For The Year Ended December 31, 2009

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

Commission file number: 1-13105



ARCH COAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	**43-0921172**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
One CityPlace Drive, Ste. 300, St. Louis, Missouri	**63141**
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: (314) 994-2700

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.01 par value	New York Stock Exchange Chicago Stock Exchange
Preferred Share Purchase Rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such filed). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ No ☑

The aggregate market value of the voting stock held by non-affiliates of the registrant (excluding outstanding shares beneficially owned by directors, officers and treasury shares) as of June 30, 2009 was approximately $2.2 billion.

On February 22, 2010, 162,474,101 shares of the company's common stock, par value $0.01 per share, were outstanding.

Portions of the company's definitive proxy statement for the annual stockholders' meeting to be held on April 22, 2010 are incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This document contains "forward-looking statements" — that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "plans," "predicts," "projects," "seeks," "should," "will" or other comparable words and phrases. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. We believe that the factors that could cause our actual results to differ materially include the factors that we describe under the heading "Risk Factors." Those risks and uncertainties include but are not limited to the following:

- market demand for coal and electricity;
- geologic conditions, weather and other inherent risks of coal mining that are beyond our control;
- competition within our industry and with producers of competing energy sources;
- excess production and production capacity;
- our ability to acquire or develop coal reserves in an economically feasible manner;
- inaccuracies in our estimates of our coal reserves;
- availability and price of mining and other industrial supplies;
- availability of skilled employees and other workforce factors;
- disruptions in the quantities of coal produced by our contract mine operators;
- our ability to collect payments from our customers;
- defects in title or the loss of a leasehold interest;
- railroad, barge, truck and other transportation performance and costs;
- our ability to successfully integrate the operations that we acquire;
- our ability to secure new coal supply arrangements or to renew existing coal supply arrangements;
- our relationships with, and other conditions affecting, our customers;
- the deferral of contracted shipments of coal by our customers;
- our ability to service our outstanding indebtedness;
- our ability to comply with the restrictions imposed by our credit facility and other financing arrangements;
- the availability and cost of surety bonds;
- failure by Magnum Coal Company, which we refer to as Magnum, a subsidiary of Patriot Coal Corporation, to satisfy certain below-market contracts that we guarantee;
- our ability to manage the market and other risks associated with certain trading and other asset optimization strategies;
- terrorist attacks, military action or war;
- environmental laws, including those directly affecting our coal mining operations and those affecting our customers' coal usage;
- our ability to obtain and renew mining permits;
- future legislation and changes in regulations, governmental policies and taxes, including those aimed at reducing emissions of elements such as mercury, sulfur dioxides, nitrogen oxides, particulate matter or greenhouse gases;

- the accuracy of our estimates of reclamation and other mine closure obligations;
- the existence of hazardous substances or other environmental contamination on property owned or used by us; and
- the availability of future permits authorizing the disposition of certain mining waste.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements included in this document. These risks and uncertainties, as well as other risks of which we are not aware or which we currently do not believe to be material, may cause our actual future results to be materially different than those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

GLOSSARY OF SELECTED MINING TERMS

Certain terms that we use in this document are specific to the coal mining industry and may be technical in nature. The following is a list of selected mining terms and the definitions we attribute to them.

Assigned reserves	Recoverable reserves designated for mining by a specific operation.
Btu	A measure of the energy required to raise the temperature of one pound of water one degree of Fahrenheit.
Compliance coal	Coal which, when burned, emits 1.2 pounds or less of sulfur dioxide per million Btus, requiring no blending or other sulfur dioxide reduction technologies in order to comply with the requirements of the Clean Air Act.
Continuous miner	A machine used in underground mining to cut coal from the seam and load it onto conveyors or into shuttle cars in a continuous operation.
Dragline	A large machine used in surface mining to remove the overburden, or layers of earth and rock, covering a coal seam. The dragline has a large bucket, suspended by cables from the end of a long boom, which is able to scoop up large amounts of overburden as it is dragged across the excavation area and redeposit the overburden in another area.
Longwall mining	One of two major underground coal mining methods, generally employing two rotating drums pulled mechanically back and forth across a long face of coal.
Low-sulfur coal	Coal which, when burned, emits 1.6 pounds or less of sulfur dioxide per million Btus.
Preparation plant	A facility used for crushing, sizing and washing coal to remove impurities and to prepare it for use by a particular customer.
Probable reserves	Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced.
Proven reserves	Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established.
Reclamation	The restoration of land and environmental values to a mining site after the coal is extracted. The process commonly includes "recontouring" or shaping the land to its approximate original appearance, restoring topsoil and planting native grass and ground covers.
Recoverable reserves	The amount of proven and probable reserves that can actually be recovered from the reserve base taking into account all mining and preparation losses involved in producing a saleable product using existing methods and under current law.

Reserves	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.
Room-and-pillar mining.	One of two major underground coal mining methods, utilizing continuous miners creating a network of "rooms" within a coal seam, leaving behind "pillars" of coal used to support the roof of a mine.
Unassigned reserves	Recoverable reserves that have not yet been designated for mining by a specific operation.

PART I

ITEM 1. BUSINESS.

Introduction

We are one of the largest coal producers in the United States. For the year ended December 31, 2009 (which includes fourth quarter sales only from the former Jacobs Ranch mine complex, which we acquired on October 1, 2009), we sold approximately 126.1 million tons of coal, including approximately 7.5 million tons of coal we purchased from third parties, fueling approximately 12.7% of all coal-based electricity generated in the United States. We sell substantially all of our coal to power plants, steel mills and industrial facilities. At December 31, 2009, we operated 19 active mines located in each of the major low-sulfur coal-producing regions of the United States. The locations of our mines enable us to ship coal to most of the major coal-fueled power plants, steel mills and export facilities located in the United States.

Significant federal and state environmental regulations affect the demand for coal. Existing environmental regulations limiting the emission of certain impurities caused by coal combustion and new regulations, including those aimed at curbing the emission of certain greenhouse gases, have had and are likely to continue to have a considerable impact on our business. For example, certain federal and state environmental regulations currently limit the amount of sulfur dioxide that may be emitted as a result of combustion. As a result, we focus on mining, processing and marketing coal with low sulfur content.

Despite these and other regulations, we expect worldwide coal demand to increase over time, particularly in developing countries such as China and India where electricity demand is increasing much faster than in developed parts of the world. Although the global economic recession has had a significant impact on certain regions of the world, we expect worldwide energy demand to increase over the next 20 years. As a result of its availability, stability and affordability, we expect coal to satisfy a large portion of that demand.

Domestically, we anticipate that production in certain regions, particularly the Central Appalachian region, will decrease over time as reserves are depleted and permitting becomes more challenging. We expect United States coal exports to increase in 2010, driven primarily by improving metallurgical coal demand. We also expect domestic coal consumption to increase over the intermediate and longer term. We believe that these trends collectively will exert upward pressure on coal pricing.

Our History

We were organized in Delaware in 1969 as Arch Mineral Corporation. In July 1997, we merged with Ashland Coal, Inc., a subsidiary of Ashland Inc. formed in 1975. As a result of the merger, we became one of the largest producers of low-sulfur coal in the eastern United States.

In June 1998, we expanded into the western United States when we acquired the coal assets of Atlantic Richfield Company, which we refer to as ARCO. This acquisition included the Black Thunder and Coal Creek mines in the Powder River Basin of Wyoming, the West Elk mine in Colorado and a 65% interest in Canyon Fuel Company which operates three mines in Utah. In October 1998, we acquired a leasehold interest in the Thundercloud reserve, a 412-million-ton federal reserve tract adjacent to the Black Thunder mine.

In July 2004, we acquired the remaining 35% interest in Canyon Fuel Company. In August 2004, we acquired Triton Coal Company's North Rochelle mine adjacent to our Black Thunder operation. In September 2004, we acquired a leasehold interest in the Little Thunder reserve, a 719-million-ton federal reserve tract adjacent to the Black Thunder mine.

In December 2005, we sold the stock of Hobet Mining, Inc., Apogee Coal Company and Catenary Coal Company and their four associated mining complexes (Hobet 21, Arch of West Virginia, Samples and Campbells Creek) and approximately 455.0 million tons of coal reserves in Central Appalachia to Magnum. On October 1, 2009, we acquired Rio Tinto's Jacobs Ranch mine complex in the Powder River Basin of Wyoming which included 345 million tons of low-cost, low-sulfur coal reserves and integrated it into the Black Thunder mine.

Coal Characteristics

In general, end users characterize coal as steam coal or metallurgical coal. Heat value, sulfur, ash, moisture content, and volatility in the case of metallurgical coal, are important variables in the marketing and transportation of coal. These characteristics help producers determine the best end use of a particular type of coal. The following is a description of these general coal characteristics:

Heat Value. In general, the carbon content of coal supplies most of its heating value, but other factors also influence the amount of energy it contains per unit of weight. The heat value of coal is commonly measured in Btus. Coal is generally classified into four categories, ranging from lignite through subbituminous and bituminous to anthracite, reflecting the progressive response of individual deposits of coal to increasing heat and pressure. Anthracite is coal with the highest carbon content and, therefore, the highest heat value, nearing 15,000 Btus per pound. Bituminous coal, used primarily to generate electricity and to make coke for the steel industry, has a heat value ranging between 10,500 and 15,500 Btus per pound. Subbituminous coal ranges from 8,300 to 13,000 Btus per pound and is generally used for electric power generation. Lignite coal is a geologically young coal which has the lowest carbon content and a heat value ranging between 4,000 and 8,300 Btus per pound.

Sulfur Content. Federal and state environmental regulations, including regulations that limit the amount of sulfur dioxide that may be emitted as a result of combustion, have affected and may continue to affect the demand for certain types of coal. The sulfur content of coal can vary from seam to seam and within a single seam. The chemical composition and concentration of sulfur in coal affects the amount of sulfur dioxide produced in combustion. Coal-fueled power plants can comply with sulfur dioxide emission regulations by burning coal with low sulfur content, blending coals with various sulfur contents, purchasing emission allowances on the open market and/or using sulfur-dioxide emission reduction technology.

All of our identified coal reserves have been subject to preliminary coal seam analysis to test sulfur content. Of these reserves, approximately 79.3% consist of compliance coal, while an additional 6.1% could be sold as low-sulfur coal. The balance is classified as high-sulfur coal. Higher sulfur coal can be burned in plants equipped with sulfur-dioxide emission reduction technology, such as scrubbers, and in facilities that blend compliance and noncompliance coal.

Ash. Ash is the inorganic residue remaining after the combustion of coal. As with sulfur, ash content varies from seam to seam. Ash content is an important characteristic of coal because it impacts boiler performance and electric generating plants must handle and dispose of ash following combustion. The composition of the ash, including the proportion of sodium oxide and fusion temperature, are important characteristics of coal and help determine the suitability of the coal to end users. The absence of ash is also important to the process by which metallurgical coal is transformed into coke for use in steel production.

Moisture. Moisture content of coal varies by the type of coal, the region where it is mined and the location of the coal within a seam. In general, high moisture content decreases the heat value and increases the weight of the coal, thereby making it more expensive to transport. Moisture content in coal, on an as-sold basis, can range from approximately 2% to over 30% of the coal's weight.

Other. Users of metallurgical coal measure certain other characteristics, including fluidity, swelling capacity and volatility to assess the strength of coke produced from a given coal or the amount of coke that certain types of coal will yield. These characteristics may be important elements in determining the value of the metallurgical coal we produce and market.

The Coal Industry

Global Coal Supply and Demand. The upheaval in the global financial markets experienced in late 2008 spread to the global energy markets, affecting energy demand throughout 2009. According to the Energy Information Administration (EIA), global energy markets continue to adjust to highly uncertain conditions precipitated by the commodity (oil and other energy fuels) price collapse in 2008. Even as energy demand faltered and the world debated the effects of reliance on all forms of fossil fuels, coal remained (and remains) a major contributor to global energy supplies because of its availability, stability and affordability.

According to the International Energy Agency (IEA), coal provided approximately 41.5% of the world's electricity in 2007 and it is also used in producing approximately 70% of the world's steel supply. Coal reserves can be found in almost every country in the world, and recoverable coal can be found in approximately 70 countries, and as such its distribution network is varied and economical, creating viable energy supply alternatives for developed and developing nations alike.

Coal is traded worldwide and can be transported to demand centers by ship, rail, barge, and truck. Worldwide coal production approximated 6.3 billion tonnes in 2007 and 6.7 billion tonnes in 2008, according to the IEA. China remains the largest producer of coal in the world. It produced nearly 2.8 billion tonnes in 2008, according to the IEA, followed by the USA at approximately 1 billion tonnes and India at nearly 490 million tonnes. The National Bureau of Statistics of China reports that 2.7 billion tonnes of coal have been produced domestically through November of 2009. Historically, Australia has been the world's largest coal exporter, exporting more than 252 million tonnes in 2008, according to the World Coal Institute (WCI). Indonesia, Russia, Colombia, and South Africa have also historically been significant exporters. Indonesia in particular has seen substantial growth in its coal exports in the last few years; however, its growing domestic energy demand may result in a decrease in exports as it moves toward greater self-sufficiency. China too has reduced its level of total exports as domestic requirements became paramount and has become a large net importer.

International demand for coal continues to be driven by growth in electrical power generation capacity, most significantly in China and India going forward. China and India represented approximately 48% of total world coal consumption in 2006 and are expected to account for approximately 59% by 2030, according to the EIA. Increased international demand led to a substantial rise in the demand for coal exports from the United States during 2008 as the demand for coal for both power generation and steel production, coupled with supply issues around the globe, strained global coal supplies. The situation altered in 2009 as weakened global energy demand caused demand for U.S. export coal to decline. As global economic conditions improve and regions return to growth, we expect the demand for U.S. coal exports to rebound.

U.S. Coal Consumption. In the United States, coal is used primarily by power plants to generate electricity, by steel companies to produce coke for use in blast furnaces and by a variety of industrial users to heat and power foundries, cement plants, paper mills, chemical plants and other manufacturing or processing facilities. Coal consumption in the United States increased from 398.1 million tons in 1960 to approximately 1.0 billion tons in 2009, according to the EIA's Short Term Energy Outlook. Although full-year data for 2009 is not yet available, the global downturn affected U.S. coal consumption. In 2009, coal consumption in the U.S. was affected not only by lower total electricity generation but also by increases in generation from other electricity sources including natural gas and hydropower.

The following chart shows historical and projected demand trends for U.S. coal by consuming sector for the periods indicated, according to the EIA:

	Actual		Forecast			Annual Growth
Sector	**2002**	**2009**	**2011**	**2020**	**2030**	**2009-2030**
	(Tons, in millions)					
Electric power	978	936	998	1,073	1,147	0.9%
Other industrial	61	47	51	53	52	0.5%
Coke plants	24	16	20	20	17	0.3%
Residential/commercial	4	3	3	3	3	0.4%
Coal-to-liquids	—	—	—	32	57	n/a
Total U.S. coal consumption	1,067	999.5	1,072	1,181	1,276	1.1%

Source: EIA Annual Energy Outlook 2010
EIA Short Term Energy Outlook (February 2010)

According to the EIA, coal accounted for approximately 45% of U.S. electricity generation in 2009, and based on projected 19% growth in electricity demand, coal consumption is projected to grow by more than 20% by 2030, reaching 1.2 billion tons. (These amounts assume no future federal or state carbon emissions legislation is enacted and do not take into account recent market conditions.) Historically, coal has been considerably less expensive than natural gas or oil.

We estimate that the cost of generating electricity from coal is significantly lower than the cost of generating electricity from other fossil fuels. According to the EIA, the average delivered cost of coal to electric power generators for 2009 was $2.21/mm Btus, which was $7.16/mmBtu less expensive than petroleum liquids and $2.40/mmBtu lower than natural gas. Coal is also competitive with existing nuclear power generation, on a total cost per megawatt-hour basis. The production of electricity from existing hydroelectric facilities is inexpensive, but new sources are scarce and its application is limited by geography and susceptibility to seasonal and climatic conditions. In 2009, renewable power generation (excluding hydro), such as wind power and biomass, accounted for only 4% of all electricity generated in the United States and is currently not a reliable source for baseload electric power. The following chart shows the breakdown of U.S. electricity generation by energy source for 2009, according to the EIA:


Hydroelectric
Conventional
7%
Other
4%
Nuclear
20%
Coal
45%
Natural Gas
23%
Petroleum
1%

Source: EIA Short Term Energy Outlook (February 2010).

The EIA has projected that approximately 108 gigawatts of new electricity capacity (net of retirements) will be needed between 2008 and 2030, with approximately 14% of the new capacity estimated to come from coal fueled generation. Because the EIA projections are based on factors and assumptions contained in its forecasts, actual amounts of new capacity may differ significantly from those estimates, and if they differ negatively, the amount of new electricity capacity needed may not grow as the EIA projects. The proposed plants or expansions are utilizing the full spectrum of technologies from pulverized coal and circulating fluidized bed, which permit coal to be more easily burned, to integrated gasification combined cycle ("IGCC") units, which permit coal to be turned into a gasified product for the easier capture of carbon dioxide in the future. Many projects that are moving forward are being developed by municipal and regulated utilities due to their ability to recover costs, in addition to their prior experience with coal.

The other major market for coal is the steel industry. Coal is essential for iron and steel production. According to the WCI, approximately 70% of all steel is produced from iron made in coal fired blast furnaces. The steel industry uses metallurgical coal, which is distinguishable from other types of coal by its high carbon content, low expansion pressure, low sulfur content and various other chemical attributes. As such, the price offered by steel makers for metallurgical coal is generally higher than the price offered by power plants and industrial users for steam coal. Rapid economic expansion in China, India and other parts of Southeast Asia has significantly increased the demand for steel in recent years.

Prices for oil and natural gas in the United States during 2009 fell from their record highs of the previous year due to the effects of the worldwide economic recession. Historically, volatile oil and gas prices and global energy security concerns have increased interest in converting coal into liquid fuel, a process known as liquefaction. Liquid fuel produced from coal can be refined further to produce transportation fuels, such as low-sulfur diesel fuel, gasoline and other oil products, such as plastics and solvents. Currently, there are only a limited number of projects moving forward because of lower oil and natural gas prices.

U.S. Coal Production. The United States is the second largest coal producer in the world, exceeded only by China. According to the EIA, there is over 200 billion tons of recoverable coal in the U.S. The U.S. Department of Energy estimates that current domestic recoverable coal reserves could supply enough electricity to satisfy domestic demand for approximately 200 years. Annual coal production in the United States has increased from 434 million tons in 1960 to approximately 1.0 billion tons in 2009 based on information provided by the Mine Safety and Health Administration.

Coal is mined from coal fields throughout the United States, with the major production centers located in the western U.S., the Appalachian region and the Illinois Basin. The quality of coal varies by region. Heat value, sulfur content and suitability for production of metallurgical coke are important quality characteristics and are used to determine the best end use for the particular coal types.

The western region includes, among other areas, the Powder River Basin and the Western Bituminous region. According to the EIA, coal produced in the western United States increased from 408.3 million tons in 1994 to an estimated 629 million tons in 2009, as competitive mining costs and regulations limiting sulfur dioxide emissions have continued the increased demand for low-sulfur coal over this period. The Powder River Basin is located in northeastern Wyoming and southeastern Montana. Coal from this region is sub-bituminous coal with low sulfur content ranging from 0.2% to 0.9% and heating values ranging from 8,000 to 9,500 Btu. The price of Powder River Basin coal is generally less than that of coal produced in other regions because Powder River Basin coal exists in greater abundance, is easier to mine and thus has a lower cost of production. In addition, Powder River Basin coal is generally lower in heat value, which requires some electric power generation facilities to blend it with higher Btu coal or retrofit some existing coal plants to accommodate lower Btu coal. The Western Bituminous region includes Colorado,Utah and southern Wyoming. Coal from this region typically has low sulfur content ranging from 0.4% to 0.8% and heating values ranging from 10,000 to 12,200 Btu.

The Appalachian region is divided into the north, central and southern Appalachian regions. According to the EIA, coal produced in the Appalachian region decreased from 445.4 million tons in 1994 to an estimated 342 million tons in 2009 primarily as a result of the depletion of economically attractive reserves, permitting issues and increasing costs of production. Central Appalachia includes eastern Kentucky, Tennessee, Virginia and southern West Virginia. Coal mined from this region generally has a high heat value ranging from 11,400 to 13,200 Btu and a low sulfur content ranging from 0.2% to 2.0%. Northern Appalachia includes Maryland, Ohio, Pennsylvania and northern West Virginia. Coal from this region generally has a high heat value ranging from 10,300 to 13,500 Btu and a high sulfur content ranging from 0.8% to 4.0%. Southern Appalachia primarily covers Alabama and generally has a heat content ranging from 11300 to 12300 Btu and a sulfur content ranging from 0.7% - 3.0%.

The Illinois basin includes Illinois, Indiana and western Kentucky and is the major coal production center in the interior region of the United States. According to the EIA, coal produced in the interior region decreased from 179.9 million tons in 1994 to 103.3 million tons in 2009. Coal from the Illinois basin generally has a heat value ranging from 10,100 to 12,600 Btu and has a high sulfur content ranging from 1.0% to 4.3%. Despite its high sulfur content, coal from the Illinois basin can generally be used by some electric power generation facilities that have installed pollution control devices, such as scrubbers, to reduce emissions. We anticipate that Illinois basin coal will play an increasingly vital role in the U.S. energy markets in future periods. Other coal-producing states in the interior region include Arkansas, Kansas, Louisiana, Mississippi, Missouri, North Dakota, Oklahoma and Texas.

U.S. Coal Exports and Imports. Although down from the previous year, U.S. exports began to increase in the second half of 2009, supported by recovering global economies and continued growth in Chinese and Indian steel markets in particular. This is a trend we expect to continue. Because of this, we believe that the United States will continue to be an increasingly important swing supplier of coal to the global marketplace in the near term.

Historically, coal imported from abroad has represented a relatively small share of total U.S. coal consumption, and this remained the case in 2009. According to the EIA, coal imports increased from 8.9 million tons in 1994 to approximately 22.8 million tons in 2009, which represented a fall from the 34 million tons imported in 2008. The drop was primarily related to the decline in demand for power generation as well as weaker domestic coal prices. Coal is imported into the United States primarily from Colombia, Indonesia and Venezuela. Imported coal generally serves coastal states along the Gulf of Mexico, such as Alabama and Florida, and states along the eastern seaboard. We do not expect import growth to be significant as more and more global coal will likely be directed to Asia.

Coal Mining Methods

The geological characteristics of our coal reserves largely determine the coal mining method we employ. We use two primary methods of mining coal: surface mining and underground mining.

Surface Mining. We use surface mining when coal is found close to the surface. We have included the identity and location of our surface mining operations below under "Our Mining Operations — General." In 2009, approximately 80% of the coal that we produced came from surface mining operations.

Surface mining involves removing the topsoil then drilling and blasting the overburden (earth and rock covering the coal) with explosives. We then remove the overburden with heavy earth-moving equipment, such as draglines, power shovels, excavators and loaders. Once exposed, we drill, fracture and systematically remove the coal using haul trucks or conveyors to transport the coal to a preparation plant or to a loadout facility. We reclaim disturbed areas as part of our normal mining activities. After final coal removal, we use draglines, power shovels, excavators or loaders to backfill the remaining pits with the overburden removed at the beginning of the process. Once we have replaced the overburden and topsoil, we reestablish vegetation and plant life into the natural habitat and make other improvements that have local community and environmental benefits.

The following diagram illustrates a typical dragline surface mining operation:


Shovels and trucks remove coal
Reclaimed ground
Dragline excavates overburden
Overburden dug by shovels and hauled by dumptrucks
Coal
Topsoil and subsoil are removed by scrapers and stored
Direction of mining
Direction of pit advancement

Underground Mining. We use underground mining methods when coal is located deep beneath the surface. We have included the identity and location of our underground mining operations in the table "Our

Mining Operations — General." In 2009, approximately 20% of the coal that we produced came from underground mining operations.

Our underground mines are typically operated using one or both of two different mining techniques: longwall mining and room-and-pillar mining.

Longwall Mining. Longwall mining involves using mechanical shearers to extract coal from long rectangular blocks of medium to thick seams. Ultimate seam recovery using longwall mining techniques can exceed 75%. In longwall mining, we use continuous miners to develop access to these long rectangular coal blocks. Hydraulically powered supports temporarily hold up the roof of the mine while a rotating drum mechanically advances across the face of the coal seam, cutting the coal from the face. Chain conveyors then move the loosened coal to an underground mine conveyor system for delivery to the surface. Once coal is extracted from an area, the roof is allowed to collapse in a controlled fashion. In 2009, approximately 17% of the coal that we produced came from underground mining operations generally using longwall mining techniques.

The following diagram illustrates a typical underground mining operation using longwall mining techniques:


Pillars support roof
Direction of mining
Coal
Longwall shearer cuts coal face
Conveyor belt
Collapsed roof material
Hydraulic roof supports
Conveyor belt
Crusher
Pillars support roof

Room-and-Pillar Mining. Room-and-pillar mining is effective for small blocks of thin coal seams. In room-and-pillar mining, we cut a network of rooms into the coal seam, leaving a series of pillars of coal to support the roof of the mine. We use continuous miners to cut the coal and shuttle cars to transport the coal to a conveyor belt for further transportation to the surface. The pillars generated as part of this mining method can constitute up to 40% of the total coal in a seam. Higher seam recovery rates can be achieved if retreat mining is used. In retreat mining, coal is mined from the pillars as workers retreat. As retreat mining occurs, the roof is allowed to collapse in a controlled fashion. We currently conduct retreat mining in certain underground mines at our Cumberland River and Lone Mountain mining complexes. In 2009, the quantities of coal we recovered from retreat mining represented an insignificant portion of our total coal production. Once we finish mining in an area, we generally abandon that area and seal it from the rest of the mine. In 2009, approximately 3% of the coal that we produced came from underground mining operations generally using room-and-pillar mining techniques.

The following diagram illustrates our typical underground mining operation using room-and-pillar mining techniques:


Roof Bolter
Direction of mining
Continuous miner removes coal, leaving "pillars" that support the roof
Coal
Coal pillar
Shuttle Car
Shuttle Car
Feeder
Conveyor Belt

Coal Preparation and Blending. We crush the coal mined from our Powder River Basin mining complexes and ship it directly from our mines to the customer. Typically, no additional preparation is required for a saleable product. Coal extracted from some of our underground mining operations contains impurities, such as rock, shale and clay, and occurs in a wide range of particle sizes. Each of our mining operations in the Central Appalachia region uses a coal preparation plant located near the mine or connected to the mine by a conveyor. These coal preparation plants allow us to treat the coal we extract from those mines to ensure a consistent quality and to enhance its suitability for particular end-users. In 2009, our preparation plants processed approximately 80% to 90% of the raw coal we produced in the Central Appalachia region. In addition, depending on coal quality and customer requirements, we may blend coal mined from different locations, including coal produced by third parties, in order to achieve a more suitable product.

The treatments we employ at our preparation plants depend on the size of the raw coal. For course material, the separation process relies on the difference in the density between coal and waste rock where, for the very fine fractions, the separation process relies on the difference in surface chemical properties between coal and the waste minerals. To remove impurities, we crush raw coal and classify it into various sizes. For the largest size fractions, we use dense media vessel separation techniques in which we float coal in a tank containing a liquid of a pre-determined specific gravity. Since coal is lighter than its impurities, it floats, and we can separate it from rock and shale. We treat intermediate sized particles with dense medium cyclones, in which a liquid is spun at high speeds to separate coal from rock. Fine coal is treated in spirals, in which the differences in density between coal and rock allow them, when suspended in water, to be separated. Ultra fine coal is recovered in column flotation cells utilizing the differences in surface chemistry between coal and rock. By injecting stable air bubbles through a suspension of ultra fine coal and rock, the coal particles adhere to the bubbles and rise to the surface of the column where they are removed. To minimize the moisture content in coal, we process most coal sizes through centrifuges. A centrifuge spins coal very quickly, causing water accompanying the coal to separate.

For more information about the locations of our preparation plants, you should see the section entitled "Our Mining Operations" below.

Our Mining Operations

General. At December 31, 2009, we operated 19 active mines at 11 mining complexes located in the United States. We have three reportable business segments, which are based on the low-sulfur coal producing regions in the United States in which we operate — the Powder River Basin, the Western Bituminous region and the Central Appalachia region. These geographically distinct areas are characterized by geology, coal transportation routes to consumers, regulatory environments and coal quality. These regional similarities have caused market and contract pricing environments to develop by coal region and form the basis for the segmentation of our operations. We incorporate by reference the information about the operating results of each of our segments for the years ended December 31, 2009, 2008 and 2007 contained in Note 23 — Segment Information to our consolidated financial statements beginning on page F-1.

Our operations in the Powder River Basin are located in Wyoming and include two surface mining complexes (Black Thunder and Coal Creek). Our operations in the Western Bituminous region are located in southern Wyoming, Colorado and Utah and include four underground mining complexes (Dugout Canyon, Skyline, Sufco and West Elk) and one surface mining complex (Arch of Wyoming). Our operations in the Central Appalachia region are located in southern West Virginia, eastern Kentucky and southwestern Virginia and include four mining complexes (Coal-Mac, Cumberland River, Lone Mountain and Mountain Laurel) comprised of nine underground mines and four surface mines.

In general, we have developed our mining complexes and preparation plants at strategic locations in close proximity to rail or barge shipping facilities. Coal is transported from our mining complexes to customers by means of railroads, trucks, barge lines, and ocean-going vessels from terminal facilities. We currently own or lease under long-term arrangements a substantial portion of the equipment utilized in our mining operations. We employ sophisticated preventative maintenance and rebuild programs and upgrade our equipment to ensure that it is productive, well-maintained and cost-competitive. Our maintenance programs also employ procedures designed to enhance the efficiencies of our operations.

The following map shows the locations of our mining operations:



Coal Creek
Black Thunder
POWDER RIVER BASIN
WESTERN BITUMINOUS
Arch of Wyoming
Skyline
Dugout Canyon
Sufco
West Elk
Mountain Laurel
Coal-Mac
Lone Mountain
Cumberland River
CENTRAL APPALACHIA

The following table provides a summary of information regarding our active mining complexes at December 31, 2009, the total sales associated with these complexes for the years ended December 31, 2007, 2008 and 2009 and the total reserves associated with these complexes at December 31, 2009. The amount disclosed below for the total cost of property, plant and equipment of each mining complex does not include the costs of the coal reserves that we have assigned to an individual complex. The information included below the following table describes in more detail our mining operations, the coal mining methods used, certain characteristics of our coal and the method by which we transport coal from our mining operations to our customers or other third parties.

Mining Complex	Captive Mines(1)	Contract Mines(1)	Mining Equipment	Railroad	Tons Sold(2)			Total Cost of Property, Plant and Equipment at December 31, 2009	Assigned Reserves
					2007	2008	2009		
					(Million tons)			($ in millions)	(Million tons)
Powder River Basin:									
Black Thunder	S	—	D, S	UP/BN	86.2	88.5	81.2	$ 996.6	1,521.6
Coal Creek.	S	—	D, S	UP/BN	10.2	11.5	9.8	148.1	197.1
Western Bituminous:									
Arch of Wyoming . . .	S	—	L	UP	—	0.2	0.1	23.8	14.8
Dugout Canyon.	U	—	LW, CM	UP	4.0	4.3	3.2	137.0	19.8
Skyline	U	—	LW, CM	UP	2.4	3.3	2.8	160.1	19.2
Sufco	U	—	LW, CM	UP	6.7	7.4	6.6	210.4	66.2
West Elk	U	—	LW, CM	UP	6.2	5.3	4.0	432.2	74.9
Central Appalachia:									
Coal-Mac.	S	U	L, E	NS/CSX	3.9	3.7	2.9	169.3	26.7
Cumberland River . . .	S(1), U(2)	U	L, CM, HW	NS	2.4	2.4	1.6	130.2	22.7
Lone Mountain	U(3)	—	CM	NS/CSX	2.4	2.7	2.2	185.7	30.6
Mountain Laurel	U	S(2)	L, LW, CM	CSX	1.0	4.3	4.4	437.1	86.4
Totals.					125.4	133.6	118.8	$3,030.5	2,080

S = Surface mine
U = Underground mine

D = Dragline
L = Loader/truck
S = Shovel/truck
E = Excavator/truck
LW = Longwall
CM = Continuous miner
HW = Highwall miner

UP = Union Pacific Railroad
CSX = CSX Transportation
BN = Burlington Northern-Santa Fe Railway
NS = Norfolk Southern Railroad

(1) Amounts in parentheses indicate the number of captive and contract mines at the mining complex at December 31, 2009. Captive mines are mines that we own and operate on land owned or leased by us. Contract mines are mines that other operators mine for us under contracts on land owned or leased by us.

(2) Tons sold include tons of coal we purchased from third parties and processed through our loadout facilities. Coal purchased from third parties and processed through our loadout facilities approximated 0.2 million tons in 2007. The amount of coal that we purchased from third parties and processed through our loadout facilities was negligible in 2008 and 2009. We have not included tons of coal we purchased from third parties that were not processed through our loadout facilities in the amounts shown in the table above. Tons of coal sold that we purchased from third parties but did not process through our loadout facilities approximated 7.3 million tons in 2009, 6.0 million tons in 2008 and 8.4 million tons in 2007.

In June 2007, we sold the Mingo Logan-Ben Creek mining complex and associated reserves to Alpha Natural Resources. We have not included any information in the table above related to that complex. That complex sold 1.2 million tons in 2007 and 4.0 million tons in 2006.

Powder River Basin

Black Thunder. Black Thunder is a surface mining complex located on approximately 33,800 acres in Campbell County, Wyoming. The Black Thunder mining complex extracts steam coal from the Upper Wyodak and Main Wyodak seams. The Black Thunder mining complex shipped 81.2 million tons of coal in 2009.

We control a significant portion of the coal reserves through federal and state leases. The Black Thunder mining complex had approximately 1.5 billion tons of proven and probable reserves at December 31, 2009. The air quality permit for the Black Thunder mine allows for the mining of coal at a rate of 190.0 million tons per year. Without the addition of more coal reserves, the current reserves could sustain current production levels until 2021 before annual output starts to significantly decline, although in practice production would drop in phases extending the ultimate mine life. Several large tracts of coal adjacent to the Black Thunder mining complex have been nominated for lease, and other potential large areas of unleased coal remain available for nomination by us or other mining operations. The U.S. Department of Interior Bureau of Land Management, which we refer to as the BLM, will determine if the tracts will be leased and, if so, the final boundaries of, and the coal tonnage for, these tracts.

The Black Thunder mining complex currently consists of seven active pit areas and three owned loadout facilities. We ship all of the coal raw to our customers via the Burlington Northern-Santa Fe and Union Pacific railroads. We do not process the coal mined at this complex. Each of the loadout facilities can load a 15,000-ton train in less than two hours.

Coal Creek. Coal Creek is a surface mining complex located on approximately 7,400 acres in Campbell County, Wyoming. The Coal Creek mining complex extracts steam coal from the Wyodak-R1 and Wyodak-R3 seams. The Coal Creek mining complex shipped 9.8 million tons of coal in 2009.

We control a significant portion of the coal reserves through federal and state leases. The Coal Creek mining complex had approximately 197 million tons of proven and probable reserves at December 31, 2009. The air quality permit for the Coal Creek mine allows for the mining of coal at a rate of 50.0 million tons per year. Without the addition of more coal reserves, the current reserves will sustain current production levels until 2025 before annual output starts to significantly decline. One tract of coal adjacent to the Coal Creek mining complex has been nominated for lease, and other potential areas of unleased coal remain available for nomination by us or other mining operations. The BLM will determine if these tracts will be leased and, if so, the final boundaries of, and the coal tonnage for, these tracts.

The Coal Creek complex currently consists of two active pit areas and a loadout facility. We ship all of the coal raw to our customers via the Burlington Northern-Santa Fe and Union Pacific railroads. We do not process the coal mined at this complex. The loadout facility can load a 15,000-ton train in less than three hours.

Western Bituminous

Arch of Wyoming. Arch of Wyoming is a surface mining complex located in Carbon County, Wyoming. The Arch of Wyoming complex currently consists of one active surface mine and four inactive mines located on approximately 58,000 acres that are in the final process of reclamation and bond release. The Arch of Wyoming mining complex extracts coal from the Johnson seam. The Arch of Wyoming complex shipped 0.1 million tons of coal in 2009.

We control a significant portion of the coal reserves associated with this complex through federal, state and private leases. The active Arch of Wyoming mining operations had approximately 14.8 million tons of proven and probable reserves at December 31, 2009. The air quality permit for the active Arch of Wyoming mining operation allows for the mining of coal at a rate of 2.5 million tons per year. Without the addition of more coal reserves, the current reserves will sustain current production levels until 2018 before annual output starts to significantly decline.

The active Arch of Wyoming mining operations currently consist of one active pit area. We ship all of the coal raw to our customers via the Union Pacific railroad and by truck. We do not process the coal mined at this complex.

Dugout Canyon. Dugout Canyon mine is an underground mining complex located on approximately 18,200 acres in Carbon County, Utah. The Dugout Canyon mining complex has extracted steam coal from the Rock Canyon and Gilson seams. The Dugout Canyon mining complex shipped 3.2 million tons of coal in 2009.

We control a significant portion of the coal reserves through federal and state leases. The Dugout Canyon mining complex had approximately 19.8 million tons of proven and probable reserves at December 31, 2009. The coal seam currently being mined will sustain current production levels until approximately mid-2012, at which point we will need to transition to another coal seam to continue mining.

The complex currently consists of a longwall, three continuous miner sections and a truck loadout facility. We ship all of the coal to our customers via the Union Pacific railroad or by highway trucks. We wash a portion of the coal we produce at a 400-ton-per-hour preparation plant. The loadout facility can load approximately 20,000 tons of coal per day into highway trucks. Coal shipped by rail is loaded through a third-party facility capable of loading an 11,000-ton train in less than three hours.

Skyline. Skyline is an underground mining complex located on approximately 12,400 acres in Carbon and Emery Counties, Utah. The Skyline mining complex extracts steam coal from the Lower O'Conner A seam. The Skyline mining complex shipped 2.8 million tons of coal in 2009.

We control a significant portion of the coal reserves through federal leases and smaller portions through county and private leases. The Skyline mining complex had approximately 19.2 million tons of proven and probable reserves at December 31, 2009. The reserve area currently being mined will sustain current production levels through 2011, at which point we will need to transition to a new reserve area in order to continue mining.

The Skyline complex currently consists of a longwall, a continuous miner section and a loadout facility. We ship most of the coal raw to our customers via the Union Pacific railroad or by highway trucks. We process a portion of the coal mined at this complex at a nearby preparation plant. The loadout facility can load a 12,000-ton train in less than four hours.

Sufco. Sufco is an underground mining complex located on approximately 27,550 acres in Sevier County, Utah. The Sufco mining complex extracts steam coal from the Upper Hiawatha seam. The Sufco mining complex shipped 6.6 million tons of coal in 2009.

We control a significant portion of the coal reserves through federal and state leases. The Sufco mining complex had approximately 66.2 million tons of proven and probable reserves at December 31, 2009. The coal seam currently being mined will sustain current production levels through 2020, at which point we will need to transition to a new coal seam in order to continue mining.

The Sufco complex currently consists of a longwall, three continuous miner sections and a loadout facility located approximately 80 miles from the mine. We ship all of the coal raw to our customers via the Union Pacific railroad or by highway trucks. We do not process the coal mined at this complex. The loadout facility can load an 11,000-ton train in less than three hours.

West Elk. West Elk is an underground mining complex located on approximately 17,900 acres in Gunnison County, Colorado. The West Elk mining complex extracts steam coal from the E seam. The West Elk mining complex shipped 4.0 million tons of coal in 2009.

We control a significant portion of the coal reserves through federal and state leases. The West Elk mining complex had approximately 74.9 million tons of proven and probable reserves at December 31, 2009. Without the addition of more coal reserves, the current reserves will sustain current production levels through 2019 before annual output starts to significantly decline.

The West Elk complex currently consists of a longwall, two continuous miner sections and a loadout facility. We ship most of the coal raw to our customers via the Union Pacific railroad. In 2009, we processed a small portion of the coal mined at this complex at a nearby preparation plant. In 2010, a new coal preparation plant with supporting coal handling facilities will be constructed to process coal at the West Elk mine site. The loadout facility can load an 11,000-ton train in less than three hours.

Central Appalachia

Coal-Mac. Coal-Mac is a surface and underground mining complex located on approximately 46,800 acres in Logan and Mingo Counties, West Virginia. Surface mining operations at the Coal-Mac mining complex extract steam coal primarily from the Coalburg and Stockton seams. Underground mining operations at the Coal-Mac mining complex extract steam coal from the Coalburg seam. The Coal-Mac mining complex shipped 2.9 million tons of coal in 2009.

We control a significant portion of the coal reserves through private leases. The Coal-Mac mining complex had approximately 26.7 million tons of proven and probable reserves at December 31, 2009. Without the addition of more coal reserves, the current reserves will sustain current production levels until 2018 before annual output starts to significantly decline.

The complex currently consists of one captive surface mine, one contract underground mine, a preparation plant and two loadout facilities, which we refer to as Holden 22 and Ragland. We ship coal trucked to the Ragland loadout facility directly to our customers via the Norfolk Southern railroad. The Ragland loadout facility can load a 12,000-ton train in less than four hours. We ship coal trucked to the Holden 22 loadout facility directly to our customers via the CSX railroad. We wash all of the coal transported to the Holden 22 loadout facility at an adjacent 600-ton-per-hour preparation plant. The Holden 22 loadout facility can load a 10,000-ton train in about four hours.

Cumberland River. Cumberland River is an underground and surface mining complex located on approximately 17,000 acres in Wise County, Virginia and Letcher County, Kentucky. Surface mining operations at the Cumberland River mining complex extract steam coal from approximately 20 different coal seams from the Imboden seam to the High Splint No. 14 seam. Underground mining operations at the Cumberland River mining complex extract steam and metallurgical coal from the Imboden, Taggart Marker, Middle Taggart, Upper Taggart, Owl, and Parsons seams. The Cumberland River mining complex shipped 1.6 million tons of coal in 2009.

We control a significant portion of the coal reserves through private leases. The Cumberland River mining complex had approximately 22.7 million tons of proven and probable reserves at December 31, 2009. Without the addition of more coal reserves, the current reserves will sustain current production levels until 2017 before annual output starts to significantly decline.

The complex currently consists of four underground mines (two captive, two contract) operating four continuous miner sections, two captive surface operations, one captive highwall miner, a preparation plant and a loadout facility. We ship approximately one-third of the coal raw. We process the remaining two-thirds of the coal through a 500-ton-per-hour preparation plant before shipping it to our customers via the Norfolk Southern railroad. The loadout facility can load a 12,500-ton train in less than four hours.

Lone Mountain. Lone Mountain is an underground mining complex located on approximately 22,000 acres in Harlan County, Kentucky and Lee County, Virginia. The Lone Mountain mining complex extracts steam and metallurgical coal from the Kellioka, Darby and Owl seams. The Lone Mountain mining complex shipped 2.2 million tons of coal in 2009.

We control a significant portion of the coal reserves through private leases. The Lone Mountain mining complex had approximately 30.6 million tons of proven and probable reserves at December 31, 2009. Without the addition of more coal reserves, the current reserves will sustain current production levels until 2020 before annual output starts to significantly decline.

The complex currently consists of three underground mines operating a total of seven continuous miner sections. We convey coal mined in Kentucky to Virginia before we process it through a 1,200-ton-per-hour preparation plant. We then ship the coal to our customers via the Norfolk Southern or CSX railroad. The loadout facility can load a 12,500-ton unit train in less than four hours.

Mountain Laurel. Mountain Laurel is an underground and surface mining complex located on approximately 38,280 acres in Logan County, West Virginia. Underground mining operations at the Mountain Laurel mining complex extract steam and metallurgical coal from the Cedar Grove and Alma seams. Surface mining operations at the Mountain Laurel mining complex extract steam coal from a number of different splits of the Five Block, Stockton and Coalburg seams. The Mountain Laurel mining complex shipped 4.4 million tons of coal in 2009.

We control a significant portion of the coal reserves through private leases. The Mountain Laurel mining complex had approximately 86.4 million tons of proven and probable reserves at December 31, 2009. Without the addition of more coal reserves, the current reserves will sustain current production levels until 2017 before annual output starts to significantly decline.

The complex currently consists of one underground mine operating a longwall and a total of four continuous miner sections, two contract surface operations, a preparation plant and a loadout facility. We process all of the coal through a 2,100-ton-per-hour preparation plant before shipping the coal to our customers via the CSX railroad. The loadout facility can load a 15,000-ton train in less than four hours.

Sales, Marketing and Trading

Overview. Coal prices are influenced by a number of factors and vary materially by region. As a result of these regional characteristics, prices of coal by product type within a given major coal producing region tend to be relatively consistent with each other. The price of coal within a region is influenced by market conditions, coal quality, transportation costs involved in moving coal from the mine to the point of use, mine operating costs and the costs and availability of alternative fuels, such as nuclear energy, natural gas and hydropower. For example, higher carbon and lower ash content generally result in higher prices, and higher sulfur and higher ash content generally result in lower prices within a given geographic region.

The cost of coal at the mine is also influenced by geologic characteristics such as seam thickness, overburden ratios and depth of underground reserves. It is generally cheaper to mine coal seams that are thick and located close to the surface than to mine thin underground seams. Within a particular geographic region, underground mining, which is the primary mining method we use in the Western Bituminous region and for certain of our Central Appalachia mines, is generally more expensive than surface mining, which is the mining method we use in the Powder River Basin, and for certain of our Central Appalachia mines and a Western Bituminous mine. This is the case because of the higher capital costs, including costs for construction of extensive ventilation systems, and higher per unit labor costs due to lower productivity associated with underground mining.

Our sales, marketing and trading function is principally based in St. Louis, Missouri and consists of sales and trading personnel, transportation and distribution personnel, quality control personnel and contract administration personnel. In addition to selling coal produced in our mining complexes, from time to time we purchase and sell coal mined by others, some of which we blend with coal produced from our mines. We focus on meeting the needs and specifications of our customers rather than just selling our coal production.

Customers. In 2009, we sold coal to domestic customers located in 39 different states. The majority of those customers operate power plants, steel mills and industrial facilities located throughout the United States. The locations of our mines enable us to ship coal to most of the major coal-fueled power plants in the United States. For the year ended December 31, 2009, we derived approximately 23% of our total coal revenues from sales to our three largest customers — Tennessee Valley Authority, Ameren Corporation and Pacificorp — and approximately 48% of our total coal revenues from sales to our 10 largest customers. During 2009, we also exported coal to customers located throughout countries in North America, Europe, South America, and Asia. Coal sales revenue from foreign customers approximated $194.4 million for 2009, $486.1 million for 2008 and $196.7 million for 2007. We do not have foreign currency exposure for our international sales as all sales are denominated and settled in U.S. dollars.

Beginning in the third quarter of 2008, worldwide steel prices plummeted and steel production on a global basis was significantly curtailed. In particular, steel demand collapsed in the United States, Western Europe and Eastern Europe. These are the principal geographic regions where our metallurgical products are sold. As a result, we produced a smaller percentage of metallurgical quality coal during 2009 than we did in 2008. We sold approximately 2.1 million tons of metallurgical quality coal in 2009, 4.4 million tons of metallurgical quality coal in 2008 and approximately 2.1 million tons of metallurgical quality coal in 2007.

Long-Term Coal Supply Arrangements

As is customary in the coal industry, we enter into fixed price, fixed volume long-term supply contracts, the terms of which are more than one year, with many of our customers. Multiple year contracts usually have specific and possibly different volume and pricing arrangements for each year of the contract. Long-term contracts allow customers to secure a supply for their future needs and provide us with greater predictability of sales volume and sales prices. In 2009, we sold approximately 72% of our coal under long-term supply arrangements. The majority of our supply contracts include a fixed price for the term of the agreement or a pre-determined escalation in price for each year. Some of our long-term supply agreements may include a variable pricing system. While most of our sales contracts are for terms of one to five years, some are as short as one to 11 months and other contracts have terms longer than 10 years. At December 31, 2009, the average volume-weighted remaining term of our long-term contracts was approximately 3.1 years, with remaining terms ranging from one to eight years. At December 31, 2009, we had a sales backlog, including a backlog subject to price re-opener or extension provisions, of approximately 357.5 million tons.

We typically sell coal to customers under long-term arrangements through a "request-for-proposal" process. The terms of our coal sales agreements result from competitive bidding and negotiations with customers. Consequently, the terms of these contracts vary by customer, including base price adjustment features, price re-opener terms, coal quality requirements, quantity parameters, permitted sources of supply, future regulatory changes, extension options, *force majeure*, termination, damages and assignment provisions. Our long-term supply contracts generally contain provisions to adjust the base price due to new statutes, ordinances or regulations, such as the Mine Improvement and New Emergency Response Act of 2006, which we refer to as the MINER Act, that affect our costs related to performance of the agreement. Additionally, some of our contracts contain provisions that allow for the recovery of costs affected by modifications or changes in the interpretations or application of any applicable statute by local, state or federal government authorities. These provisions only apply to the base price of coal contained in these supply contracts. In some circumstances, a significant adjustment in base price can lead to termination of the contract.

Certain of our contracts contain price re-opener and index provisions that may allow a party to commence a renegotiation of the contract price at a pre-determined time. Price re-opener provisions may automatically set a new price based on prevailing market price or, in some instances, require us to negotiate a new price, sometimes between a specified range of prices. In a limited number of agreements, if the parties do not agree on a new price, either party has an option to terminate the contract. Under some of our contracts, we have the right to match lower prices offered to our customers by other suppliers. In addition, many of our contracts contain clauses which in some cases may allow customers to terminate the contract in the event of certain changes in environmental laws and regulations that impact their operations.

Quality and volumes for the coal are stipulated in coal sales agreements. In most cases, the annual pricing and volume obligations are fixed, although in some cases the volume specified may vary depending on the quality of the coal or the customer consumption requirements. Most of our coal sales agreements contain provisions requiring us to deliver coal within certain ranges for specific coal characteristics such as heat content, sulfur, ash and moisture content. Failure to meet these specifications can result in economic penalties, suspension or cancellation of shipments or termination of the contracts.

Our coal sales agreements also typically contain *force majeure* provisions allowing temporary suspension of performance by us or our customers, during the duration of events beyond the control of the affected party, including events such as strikes, adverse mining conditions, mine closures or serious transportation problems that affect us or unanticipated plant outages that may affect the buyer. Our contracts generally provide that in the event a *force majeure* circumstance exceeds a certain time period the unaffected party may have the option to terminate the purchase or sale in whole or in part. Some contracts stipulate that this tonnage can be made up by mutual agreement or at the discretion of the buyer. Agreements between our customers and the railroads servicing our mines may also contain *force majeure* provisions. Generally, our coal sales agreements allow our customer to suspend performance in the event that the railroad fails to provide its services due to circumstances that would constitute a *force majeure.*

In most of our contracts we have a right of substitution, allowing us to provide coal from different mines, including third-party mines, as long as the replacement coal meets quality specifications and will be sold at the same equivalent delivered cost.

Generally, under the terms of our coal supply contracts, we agree to indemnify or reimburse our customers for damage to their or their rail carrier's equipment while on our property, other than from their own negligence, and for damage to our customer's equipment due to non-coal materials being included with our coal before leaving our property.

Trading. In addition to marketing and selling coal to customers through traditional coal supply arrangements, we seek to optimize our coal production and leverage our knowledge of the coal industry through a variety of other marketing, trading and asset optimization strategies. From time to time, we may employ strategies to use coal and coal-related commodities and contracts for those commodities in order to manage and hedge volumes and/or prices associated with our coal sales or purchase commitments, reduce our exposure to the volatility of market prices or augment the value of our portfolio of traditional assets. These strategies may include physical coal, as well as a variety of forward, futures or options contracts, swap agreements or other financial instruments.

We maintain a system of complementary processes and controls designed to monitor and manage our exposure to market and other risks that may arise as a consequence of these strategies. These processes and controls seek to preserve our ability to profit from certain marketing, trading and asset optimization strategies while mitigating our exposure to potential losses. You should see the section entitled "Quantitative and Qualitative Disclosures About Market Risk" for more information about the market risks associated with these strategies at December 31, 2009.

Transportation. We ship our coal to domestic customers by means of railroad, barges, vessels or trucks, or a combination of these means of transportation. We generally sell coal used for domestic consumption free on board at the mine or nearest loading facility. Our domestic customers normally bear the costs of transporting coal by rail, barge or vessel.

We generally sell coal to international customers at the export terminal, and we are usually responsible for the cost of transporting coal to the export terminals. We transport our coal to Atlantic or Pacific coast terminals or terminals along the Gulf of Mexico for transportation to international customers. Our international customers are generally responsible for paying the cost of ocean freight.

We own a 22% interest in Dominion Terminal Associates, a partnership that operates a ground storage-to-vessel coal transloading facility in Newport News, Virginia. The facility has a rated throughput capacity of 20 million tons of coal per year and ground storage capacity of approximately 1.7 million tons. The facility serves international customers, as well as domestic coal users located along the Atlantic coast of the United States.

Historically, most domestic electricity generators have arranged long-term shipping contracts with rail or barge companies to assure stable delivery costs. Transportation can be a large component of a purchaser's total cost. Although the purchaser pays the freight, transportation costs still are important to coal mining companies because the purchaser may choose a supplier largely based on cost of transportation. Transportation costs borne by the customer vary greatly based on each customer's proximity to the mine and our proximity to the loadout facilities. Trucks and overland conveyors haul coal over shorter distances, while barges, Great Lake carriers and ocean vessels move coal to export markets and domestic markets requiring shipment over the Great Lakes and several river systems.

Most coal mines are served by a single rail company, but much of the Powder River Basin is served by two rail carriers: the Burlington Northern-Santa Fe Railway and the Union Pacific Railroad. In the Western Bituminous region our customers are largely served by the Union Pacific Railroad or by truck delivery. We generally transport coal produced at our Central Appalachian mining complexes via the CSX Railway or the Norfolk Southern Railway. Besides rail deliveries, some customers in the eastern U.S. rely on a river barge system. Our Arch Coal Terminal is located in Catlettsburg, Kentucky on a 111-acre site on the Big Sandy River above its confluence with the Ohio River. The terminal provides coal and other bulk material storage and can load and offload river barges and trucks at the facility. The terminal can provide up to 500,000 tons of storage and can load up to six million tons of coal annually for shipment on the inland waterways.

Competition

The coal industry is intensely competitive. The most important factors on which we compete are coal quality, delivered costs to the customer and reliability of supply. Our principal domestic competitors include Alpha Natural Resources, Inc., CONSOL Energy Inc., Massey Energy Company, Patriot Coal Corporation, Peabody Energy Corp. and Cloud Peak Energy. Some of these coal producers are larger than we are and have greater financial resources and larger reserve bases than we do. We also compete directly with a number of smaller producers in each of the geographic regions in which we operate. As the price of domestic coal increases, we also compete with companies that produce coal from one or more foreign countries, such as Colombia, Indonesia and Venezuela.

Additionally, coal competes with other fuels, such as natural gas, nuclear energy, hydropower and petroleum, for steam and electrical power generation. Costs and other factors relating to these alternative fuels, such as safety and environmental considerations, affect the overall demand for coal as a fuel.

Suppliers

Principal supplies used in our business include petroleum-based fuels, explosives, tires, steel and other raw materials as well as spare parts and other consumables used in the mining process. We use third-party suppliers for a significant portion of our equipment rebuilds and repairs, drilling services and construction. We use sole source suppliers for certain parts of our business such as explosives and fuel, and preferred suppliers for other parts at our business such as dragline and shovel parts and related services. We believe adequate substitute suppliers are available. For more information about our suppliers, you should see "Risk Factors — Increases in the costs of mining and other industrial supplies, including steel-based supplies, diesel fuel and rubber tires, or the inability to obtain a sufficient quantity of those supplies, could negatively affect our operating costs or disrupt or delay our production."

Environmental and Other Regulatory Matters.

Federal, state and local authorities regulate the U.S. coal mining industry with respect to matters such as employee health and safety and the environment, including protection of air quality, water quality, wetlands, special status species of plants and animals, land uses, cultural and historic properties and other environmental resources identified during the permitting process. Contemporaneous reclamation is required during and after mining has been completed. Materials used and generated by mining operations must also be managed according to applicable regulations and law. These laws have, and will continue to have, a significant effect on our production costs and our competitive position. Future laws, regulations or orders, as well as future interpretations and more rigorous enforcement of existing laws, regulations or orders, may require substantial increases in equipment and operating costs and delays, interruptions or a termination of operations, the extent to which we cannot predict. Future laws, regulations or orders may also cause coal to become a less attractive fuel source, thereby reducing coal's share of the market for fuels and other energy sources used to generate electricity. As a result, future laws, regulations or orders may adversely affect our mining operations, cost structure or our customers' demand for coal.

We endeavor to conduct our mining operations in compliance with all applicable federal, state and local laws and regulations. However, due in part to the extensive and comprehensive regulatory requirements, violations during mining operations occur from time to time. We cannot assure you that we have been or will be at all times in complete compliance with such laws and regulations. While it is not possible to accurately quantify the expenditures we incur to maintain compliance with all applicable federal and state laws, those costs have been and are expected to continue to be significant. Federal and state mining laws and regulations require us to obtain surety bonds to guarantee performance or payment of certain long-term obligations, including mine closure and reclamation costs, federal and state workers' compensation benefits, coal leases and other miscellaneous obligations. Compliance with these laws has substantially increased the cost of coal mining for domestic coal producers.

The following is a summary of the various federal and state environmental and similar regulations that have a material impact on our business:

Mining Permits and Approvals. Numerous governmental permits or approvals are required for mining operations. When we apply for these permits and approvals, we may be required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that any proposed production or processing of coal may have upon the environment. For example, in order to obtain a federal coal lease, an environmental impact statement must be prepared to assist the BLM in determining the potential environmental impact of lease issuance, including any collateral effects from the mining, transportation and burning of coal. The authorization, permitting and implementation requirements imposed by federal, state and local authorities may be costly and time consuming and may delay commencement or continuation of mining operations. In the states where we operate, the applicable laws and regulations also provide that a mining permit or modification can be delayed, refused or revoked if officers, directors, shareholders with specified interests or certain other affiliated entities with specified interests in the applicant or permittee have, or are affiliated with another entity that has, outstanding permit violations. Thus, past or ongoing violations of applicable laws and regulations could provide a basis to revoke existing permits and to deny the issuance of additional permits.

In order to obtain mining permits and approvals from federal and state regulatory authorities, mine operators must submit a reclamation plan for restoring, upon the completion of mining operations, the mined property to its prior condition or other authorized use. Typically, we submit the necessary permit applications several months or even years before we plan to begin mining a new area. Some of our required permits are becoming increasingly more difficult and expensive to obtain, and the application review processes are taking longer to complete and becoming increasingly subject to challenge.

Under some circumstances, substantial fines and penalties, including revocation or suspension of mining permits, may be imposed under the laws described above. Monetary sanctions and, in severe circumstances, criminal sanctions may be imposed for failure to comply with these laws.

Surface Mining Control and Reclamation Act. The Surface Mining Control and Reclamation Act, which we refer to as SMCRA, establishes mining, environmental protection, reclamation and closure standards for all aspects of surface mining as well as many aspects of underground mining. Mining operators must obtain SMCRA permits and permit renewals from the Office of Surface Mining, which we refer to as OSM, or from the applicable state agency if the state agency has obtained regulatory primacy. A state agency may achieve primacy if the state regulatory agency develops a mining regulatory program that is no less stringent than the federal mining regulatory program under SMCRA. All states in which we conduct mining operations have achieved primacy and issue permits in lieu of OSM.

On December 12, 2008, OSM finalized a rulemaking regarding the interpretation of the stream buffer zone provisions of SMCRA which confirmed that excess spoil from mining and refuse from coal preparation could be placed in permitted areas of a mine site that constitute waters of the United States. On November 30, 2009, OSM announced another rulemaking that would reinterpret the regulations finalized eleven months earlier. We cannot predict how the regulations may change or how they may affect coal production.

SMCRA permit provisions include a complex set of requirements which include, among other things, coal prospecting; mine plan development; topsoil or growth medium removal and replacement; selective handling of overburden materials; mine pit backfilling and grading; disposal of excess spoil; protection of the hydrologic balance; subsidence control for underground mines; surface runoff and drainage control; establishment of suitable post mining land uses; and revegetation. We begin the process of preparing a mining permit application by collecting baseline data to adequately characterize the pre-mining environmental conditions of the permit area. This work is typically conducted by third-party consultants with specialized expertise and includes surveys and/or assessments of the following: cultural and historical resources; geology; soils; vegetation; aquatic organisms; wildlife; potential for threatened, endangered or other special status species; surface and ground water hydrology; climatology; riverine and riparian habitat; and wetlands. The geologic data and information derived from the other surveys and/or assessments are used to develop the mining and reclamation plans presented in the permit application. The mining and reclamation plans address the provisions and performance standards of the state's equivalent SMCRA regulatory program, and are also used to support applications for other authorizations and/or permits required to conduct coal mining activities. Also included in the permit application is information used for documenting surface and mineral ownership, variance requests, access roads, bonding information, mining methods, mining phases, other agreements that may relate to coal, other minerals, oil and gas rights, water rights, permitted areas, and ownership and control information required to determine compliance with OSM's Applicant Violator System, including the mining and compliance history of officers, directors and principal owners of the entity.

Once a permit application is prepared and submitted to the regulatory agency, it goes through an administrative completeness review and a thorough technical review. Also, before a SMCRA permit is issued, a mine operator must submit a bond or otherwise secure the performance of all reclamation obligations. After the application is submitted, a public notice or advertisement of the proposed permit is required to be given, which begins a notice period that is followed by a public comment period before a permit can be issued. It is not uncommon for a SMCRA mine permit application to take over a year to prepare, depending on the size and complexity of the mine, and anywhere from six months to two years or even longer for the permit to be issued. The variability in time frame required to prepare the application and issue the permit can be attributed primarily to the various regulatory authorities' discretion in the handling of comments and objections relating to the project received from the general public and other agencies. Also, it is not uncommon for a permit to be delayed as a result of litigation related to the specific permit or another related company's permit.

In addition to the bond requirement for an active or proposed permit, the Abandoned Mine Land Fund, which was created by SMCRA, requires a fee on all coal produced. The proceeds of the fee are used to restore mines closed or abandoned prior to SMCRA's adoption in 1977. The current fee is $0.315 per ton of coal produced from surface mines and $0.135 per ton of coal produced from underground mines. In 2009, we recorded $32.7 million of expense related to these reclamation fees.

Surety Bonds. Mine operators are often required by federal and/or state laws, including SMCRA, to assure, usually through the use of surety bonds, payment of certain long-term obligations including mine closure or reclamation costs, federal and state workers' compensation costs, coal leases and other miscellaneous obligations. Although surety bonds are usually noncancelable during their term, many of these bonds are renewable on an annual basis.

The costs of these bonds have fluctuated in recent years while the market terms of surety bonds have generally become more unfavorable to mine operators. These changes in the terms of the bonds have been accompanied at times by a decrease in the number of companies willing to issue surety bonds. In order to address some of these uncertainties, we use self-bonding to secure performance of certain obligations in Wyoming. As of December 31, 2009, we have self-bonded an aggregate of approximately $352.0 million and have posted an aggregate of approximately $297.3 million in surety bonds for reclamation purposes. In addition, we had approximately $153.5 million of surety bonds and letters of credit outstanding at December 31, 2009 to secure workers' compensation, coal lease and other obligations.

Mine Safety and Health. Stringent safety and health standards have been imposed by federal legislation since Congress adopted the Mine Safety and Health Act of 1969. The Mine Safety and Health Act of 1977 significantly expanded the enforcement of safety and health standards and imposed comprehensive safety and health standards on all aspects of mining operations. In addition to federal regulatory programs, all of the states in which we operate also have programs aimed at improving mine safety and health. Collectively, federal and state safety and health regulation in the coal mining industry is among the most comprehensive and pervasive systems for the protection of employee health and safety affecting any segment of U.S. industry. In reaction to recent mine accidents, federal and state legislatures and regulatory authorities have increased scrutiny of mine safety matters and passed more stringent laws governing mining. For example, in 2006, Congress enacted the MINER Act. The MINER Act imposes additional obligations on coal operators including, among other things, the following:

- development of new emergency response plans that address post-accident communications, tracking of miners, breathable air, lifelines, training and communication with local emergency response personnel;

- establishment of additional requirements for mine rescue teams;
- notification of federal authorities in the event of certain events;
- increased penalties for violations of the applicable federal laws and regulations; and
- requirement that standards be implemented regarding the manner in which closed areas of underground mines are sealed.

In 2008, the U.S. House of Representatives approved additional federal legislation which would have required new regulations on a variety of mine safety issues such as underground refuges, mine ventilation and communication systems. Although the U.S. Senate failed to pass that legislation, it is possible that similar legislation may be proposed in the future. Various states, including West Virginia, have also enacted new laws to address many of the same subjects. The costs of implementing these new safety and health regulations at the federal and state level have been, and will continue to be, substantial. In addition to the cost of implementation, there are increased penalties for violations which may also be substantial. Expanded enforcement has resulted in a proliferation of litigation regarding citations and orders issued as a result of the regulations.

Under the Black Lung Benefits Revenue Act of 1977 and the Black Lung Benefits Reform Act of 1977, each coal mine operator must secure payment of federal black lung benefits to claimants who are current and former employees and to a trust fund for the payment of benefits and medical expenses to claimants who last worked in the coal industry prior to July 1, 1973. The trust fund is funded by an excise tax on production of up to $1.10 per ton for coal mined in underground operations and up to $0.55 per ton for coal mined in surface operations. These amounts may not exceed 4.4% of the gross sales price. This excise tax does not apply to coal shipped outside the United States. In 2009, we recorded $64.9 million of expense related to this excise tax.

Clean Air Act. The federal Clean Air Act and similar state and local laws that regulate air emissions affect coal mining directly and indirectly. Direct impacts on coal mining and processing operations include Clean Air Act permitting requirements and emissions control requirements relating to particulate matter which may include controlling fugitive dust. The Clean Air Act also indirectly affects coal mining operations by extensively regulating the emissions of fine particulate matter measuring 2.5 micrometers in diameter or smaller, sulfur dioxide, nitrogen oxides, mercury and other compounds emitted by coal-fueled power plants and industrial boilers, which are the largest end-users of our coal. Continued tightening of the already stringent regulation of emissions is likely, such as EPA's proposal published on December 8, 2009 to revise the national ambient air quality standard for oxides of sulfur and a similar proposal announced on January 6, 2010 for ozone. Regulation of additional emissions such as carbon dioxide or other greenhouse gases as proposed or determined by EPA on October 27, October 30 and December 15, 2009 may eventually be applied to stationary sources such as coal-fueled power plants and industrial boilers (see discussion of Climate Change, below). This application could eventually reduce the demand for coal.

Clean Air Act requirements that may directly or indirectly affect our operations include the following:

- *Acid Rain.* Title IV of the Clean Air Act, promulgated in 1990, imposed a two-phase reduction of sulfur dioxide emissions by electric utilities. Phase II became effective in 2000 and applies to all coal-fueled power plants with a capacity of more than 25-megawatts. Generally, the affected power plants have sought to comply with these requirements by switching to lower sulfur fuels, installing pollution control devices, reducing electricity generating levels or purchasing or trading sulfur dioxide emissions allowances. Although we cannot accurately predict the future effect of this Clean Air Act provision on our operations, we believe that implementation of Phase II has been factored into the pricing of the coal market.
- *Particulate Matter.* The Clean Air Act requires the U.S. Environmental Protection Agency, which we refer to as EPA, to set national ambient air quality standards, which we refer to as NAAQS, for certain pollutants associated with the combustion of coal, including sulfur dioxide, particulate matter, nitrogen oxides and ozone. Areas that are not in compliance with these standards, referred to as non-attainment areas, must take steps to reduce emissions levels. For example, NAAQS currently exist for particulate matter measuring 10 micrometers in diameter or smaller (PM10) and for fine particulate matter measuring 2.5 micrometers in diameter or smaller (PM2.5). The EPA designated all or part of

225 counties in 20 states as well as the District of Columbia as non-attainment areas with respect to the PM2.5 NAAQS. Those designations have been challenged. Individual states must identify the sources of emissions and develop emission reduction plans. These plans may be state-specific or regional in scope. Under the Clean Air Act, individual states have up to 12 years from the date of designation to secure emissions reductions from sources contributing to the problem. Future regulation and enforcement of the new PM2.5 standard will affect many power plants, especially coal-fueled power plants, and all plants in non-attainment areas.

- *Ozone.* Significant additional emission control expenditures will be required at coal-fueled power plants to meet the new NAAQS for ozone. Nitrogen oxides, which are a byproduct of coal combustion, are classified as an ozone precursor. As a result, emissions control requirements for new and expanded coal-fueled power plants and industrial boilers will continue to become more demanding in the years ahead. For example, in 2004, the EPA designated counties in 32 states as non-attainment areas under the then-current standard. These states had until June 2007 to develop plans, referred to as state implementation plans, or SIPs, for pollution control measures that allow them to comply with the standards. The EPA described the action that states must take to reduce ground-level ozone in a final rule promulgated in November 2005. The rule is still subject to judicial challenge, however, making its impact difficult to assess.

  In addition, EPA announced on January 6, 2010 a proposal to adopt a new, more stringent primary ambient air quality standard for ozone and to change the way in which the secondary standard is calculated. Should these NAAQS withstand scrutiny, additional emission control expenditures will likely be required at coal-fueled power plants.

- *NOx SIP Call.* The NOx SIP Call program was established by the EPA in October 1998 to reduce the transport of ozone on prevailing winds from the Midwest and South to states in the Northeast, which said that they could not meet federal air quality standards because of migrating pollution. The program is designed to reduce nitrous oxide emissions by one million tons per year in 22 eastern states and the District of Columbia. Phase II reductions were required by May 2007. As a result of the program, many power plants have been or will be required to install additional emission control measures, such as selective catalytic reduction devices. Installation of additional emission control measures will make it more costly to operate coal-fueled power plants, which could make coal a less attractive fuel.

- *Clean Air Interstate Rule.* The EPA finalized the Clean Air Interstate Rule, which we refer to as CAIR, in March 2005. CAIR calls for power plants in 28 eastern states and the District of Columbia to reduce emission levels of sulfur dioxide and nitrous oxide pursuant to a cap and trade program similar to the system now in effect for acid deposition control and to that proposed by the Clean Skies Initiative. The stringency of the cap may require some coal-fueled power plants to install additional pollution control equipment, such as wet scrubbers, which could decrease the demand for low-sulfur coal at these plants and thereby potentially reduce market prices for low-sulfur coal. Emissions are permanently capped and cannot increase. In July 2008, in *State of North Carolina v. EPA* and consolidated cases, the U.S. Court of Appeals for the District of Columbia Circuit disagreed with the EPA's reading of the Clean Air Act and vacated CAIR in its entirety. In December 2008, the U.S. Court of Appeals for the District of Columbia Circuit revised its remedy and remanded the rule to the EPA. The result is that CAIR will be implemented and will remain in effect at least until the EPA responds to the remand which the agency predicts will take approximately two years.

- *Mercury.* In February 2008, the U.S. Court of Appeals for the District of Columbia Circuit vacated the EPA's Clean Air Mercury Rule, which we refer to as CAMR, and remanded it to the EPA for reconsideration. The EPA is reviewing the court decision and evaluating its impacts. Before the court decision, some states had either adopted CAMR or adopted state-specific rules to regulate mercury emissions from power plants that are more stringent than CAMR. CAMR, as promulgated, would have permanently capped and reduced mercury emissions from coal-fueled power plants by establishing mercury emissions limits from new and existing coal-fueled power plants and creating a market-based cap-and-trade program that was expected to reduce nationwide emissions of mercury in two phases.

Under CAMR, coal-fueled power plants would have had until 2010 to cut mercury emission levels from 48 tons to 38 tons a year and until 2018 to bring that level down to 15 tons, a 69% reduction. On December 24, 2009, the EPA announced that it had recommended to the Office of Management and Budget an Information Collection Request that would require all US power plants with coal or oil-fired generating units to submit emissions information. With this information the EPA intends to propose standards for all air toxic emissions, including mercury, for coal and oil-fired units by March 10, 2011. The EPA hopes to make these new standards final by November 16, 2011. Regardless of how the EPA responds on reconsideration or how states implement their state-specific mercury rules, rules imposing stricter limitations on mercury emissions from power plants will likely be promulgated and implemented. Any such rules may adversely affect the demand for coal.

- *Regional Haze.* The EPA has initiated a regional haze program designed to protect and improve visibility at and around national parks, national wilderness areas and international parks, particularly those located in the southwest and southeast United States. This program may result in additional emissions restrictions from new coal-fueled power plants whose operations may impair visibility at and around federally protected areas. This program may also require certain existing coal-fueled power plants to install additional control measures designed to limit haze-causing emissions, such as sulfur dioxide, nitrogen oxides, volatile organic chemicals and particulate matter. These limitations could affect the future market for coal.

- *New Source Review.* A number of pending regulatory changes and court actions will affect the scope of the EPA's new source review program, which under certain circumstances requires existing coal-fueled power plants to install the more stringent air emissions control equipment required of new plants. The changes to the new source review program may impact demand for coal nationally, but as the final form of the requirements after their revision is not yet known, we are unable to predict the magnitude of the impact.

Climate Change. One by-product of burning coal is carbon dioxide, which is considered a greenhouse gas and is a major source of concern with respect to global warming. In November 2004, Russia ratified the Kyoto Protocol to the 1992 Framework Convention on Global Climate Change, which establishes a binding set of emission targets for greenhouse gases. With Russia's accedence, the Kyoto Protocol became binding on all those countries that had ratified it in February 2005. To date, the United States has refused to ratify the Kyoto Protocol. Although the targets vary from country to country, if the United States were to ratify the Kyoto Protocol our nation would be required to reduce greenhouse gas emissions to 93% of 1990 levels from 2008 to 2012.

Future regulation of greenhouse gases in the United States could occur pursuant to future U.S. treaty obligations, statutory or regulatory changes under the Clean Air Act, federal or state adoption of a greenhouse gas regulatory scheme, or otherwise. The U.S. Congress has considered various proposals to reduce greenhouse gas emissions, but to date, none have become law. In April 2007, the U.S. Supreme Court rendered its decision in Massachusetts v. EPA, finding that the EPA has authority under the Clean Air Act to regulate carbon dioxide emissions from automobiles and can decide against regulation only if the EPA determines that carbon dioxide does not significantly contribute to climate change and does not endanger public health or the environment. On December 15, 2009, EPA published a formal determination that six greenhouse gases, including carbon dioxide and methane, endanger both the public health and welfare of current and future generations. In the same Federal Register rulemaking, EPA found that emission of greenhouse gases from new motor vehicles and their engines contribute to greenhouse gas pollution. Although Massachusetts v. EPA did not involve the EPA's authority to regulate greenhouse gas emissions from stationary sources, such as coal-fueled power plants, the decision is likely to impact regulation of stationary sources.

For example, a challenge in the U.S. Court of Appeals for the District of Columbia with respect to the EPA's decision not to regulate greenhouse gas emissions from power plants and other stationary sources under the Clean Air Act's new source performance standards was remanded to the EPA for further consideration in light of Massachusetts v. EPA. In June 2006, the U.S. Court of Appeals for the Second Circuit heard oral argument in a public nuisance action filed by eight states (Connecticut, Delaware, Maine, New Hampshire,

New Jersey, New York, and Vermont) and New York City to curb carbon dioxide emissions from power plants. The parties have filed post-argument briefs on the impact of the Massachusetts v. EPA decision, and a decision is currently pending. In response to Massachusetts v. EPA, in July 2008, the EPA issued a notice of proposed rulemaking requesting public comment on the regulation of greenhouse gases. On October 27, 2009, the EPA announced how it will establish thresholds for phasing-in and regulating greenhouse gas emissions under various provisions of the Clean Air Act. Three days later, on October 30, 2009, the EPA published a final rule in the Federal Register that requires the reporting of greenhouse gas emissions from all sectors of the American economy, although reporting of emissions from underground coal mines and coal suppliers as originally proposed has been deferred pending further review. If as a result of these actions the EPA were to set emission limits for carbon dioxide from electric utilities or steel mills, the demand for coal could decrease.

In the absence of federal legislation or regulation, many states and regions have adopted greenhouse gas initiatives. These state and regional climate change rules will likely require additional controls on coal-fueled power plants and industrial boilers and may even cause some users of coal to switch from coal to a lower carbon fuel. There can be no assurance at this time that a carbon dioxide cap and trade program, a carbon tax or other regulatory regime, if implemented by the states in which our customers operate or at the federal level, will not affect the future market for coal in those regions. The permitting of new coal-fueled power plants has also recently been contested by state regulators and environmental organizations based on concerns relating to greenhouse gas emissions. Increased efforts to control greenhouse gas emissions could result in reduced demand for coal.

Clean Water Act. The federal Clean Water Act and corresponding state and local laws and regulations affect coal mining operations by restricting the discharge of pollutants, including dredged and fill materials, into waters of the United States. The Clean Water Act provisions and associated state and federal regulations are complex and subject to amendments, legal challenges and changes in implementation. Recent court decisions and regulatory actions have created uncertainty over Clean Water Act jurisdiction and permitting requirements that could variously increase or decrease the cost and time we expend on Clean Water Act compliance.

Clean Water Act requirements that may directly or indirectly affect our operations include the following:

- *Wastewater Discharge.* Section 402 of the Clean Water Act creates a process for establishing effluent limitations for discharges to streams that are protective of water quality standards through the National Pollutant Discharge Elimination System, which we refer to as the NPDES, or an equally stringent program delegated to a state regulatory agency. Regular monitoring, reporting and compliance with performance standards are preconditions for the issuance and renewal of NPDES permits that govern discharges into waters of the United States. Discharges that exceed the limits specified under NPDES permits can lead to the imposition of penalties, and persistent non-compliance could lead to significant penalties, compliance costs and delays in coal production. In addition, the imposition of future restrictions on the discharge of certain pollutants into waters of the United States could increase the difficulty of obtaining and complying with NPDES permits, which could impose additional time and cost burdens on our operations. You should see Item 3 — Legal Proceedings for more information about certain regulatory actions pertaining to our operations.

  Discharges of pollutants into waters that states have designated as impaired (i.e., as not meeting present water quality standards) are subject to Total Maximum Daily Load, which we refer to as TMDL, regulations. The TMDL regulations establish a process for calculating the maximum amount of a pollutant that a water body can receive while maintaining state water quality standards. Pollutant loads are allocated among the various sources that discharge pollutants into that water body. Mine operations that discharge into water bodies designated as impaired will be required to meet new TMDL allocations. The adoption of more stringent TMDL-related allocations for our coal mines could require more costly water treatment and could adversely affect our coal production.

  The Clean Water Act also requires states to develop anti-degradation policies to ensure that non-impaired water bodies continue to meet water quality standards. The issuance and renewal of permits for the discharge of pollutants to waters that have been designated as "high quality" are subject to anti-degradation review that may increase the costs, time and difficulty associated with obtaining and complying with NPDES permits.

- *Dredge and Fill Permits.* Many mining activities, such as the development of refuse impoundments, fresh water impoundments, refuse fills, valley fills, and other similar structures, may result in impacts to waters of the United States, including wetlands, streams and, in certain instances, man-made conveyances that have a hydrologic connection to such streams or wetlands. Under the Clean Water Act, coal companies are required to obtain a Section 404 permit from the Army Corps of Engineers, which we refer to as the Corps, prior to conducting such mining activities. The Corps is authorized to issue general "nationwide" permits for specific categories of activities that are similar in nature and that are determined to have minimal adverse effects on the environment. Permits issued pursuant to Nationwide Permit 21, which we refer to as NWP 21, generally authorize the disposal of dredged and fill material from surface coal mining activities into waters of the United States, subject to certain restrictions. Since March 2007, permits under NWP 21 were reissued for a five-year period with new provisions intended to strengthen environmental protections. There must be appropriate mitigation in accordance with nationwide general permit conditions rather than less restricted state-required mitigation requirements, and permitholders must receive explicit authorization from the Corps before proceeding with proposed mining activities.

  Notwithstanding the additional environmental protections designed in the 2007 NWP 21, on July 15, 2009, the Corps proposed to immediately suspend the use of the NWP 21 in six Appalachian states, including West Virginia, Kentucky and Virginia where the Company conducts operations. In addition, in the same notice, the Corps proposed to modify the NWP 21 following the receipt and review of public comments to prohibit its further use in the same states during the remaining term of the permit which is March 12, 2012. The Corps is now reviewing the more than 21,000 public comments it has received. The agency has not announced when it is expected to complete its review and reach a final decision.

  Regardless of the outcome of the Corps' decision about any continuing use of NWP 21, it does not prevent the Company's operations from seeking an individual permit under § 404 of the CWA, nor does it restrict an operation from utilizing another version of the nationwide permit authorized for small underground coal mines that must construct fills as part of their mining operations.

  The use of nationwide permits to authorize stream impacts from mining activities has been the subject of significant litigation. You should see Item 3 — Legal Proceedings for more information about certain litigation pertaining to our permits.

Resource Conservation and Recovery Act. The Resource Conservation and Recovery Act, which we refer to as RCRA, may affect coal mining operations by establishing requirements for the proper management, handling, transportation and disposal of hazardous wastes. Currently, certain coal mine wastes, such as overburden and coal cleaning wastes, are exempted from hazardous waste management. Subtitle C of RCRA exempted fossil fuel combustion wastes from hazardous waste regulation until the EPA completed a report to Congress and made a determination on whether the wastes should be regulated as hazardous. In a 1993 regulatory determination, the EPA addressed some high volume-low toxicity coal combustion products generated at electric utility and independent power producing facilities, such as coal ash. In May 2000, the EPA concluded that coal combustion products do not warrant regulation as hazardous waste under RCRA. The EPA is retaining the hazardous waste exemption for these wastes. However, the EPA has determined that national non-hazardous waste regulations under RCRA Subtitle D are needed for coal combustion products disposed in surface impoundments and landfills and used as mine-fill. The Office of Surface Mining and EPA have recently proposed regulations regarding the management of coal combustion products. The EPA also concluded beneficial uses of these wastes, other than for mine-filling, pose no significant risk and no additional national regulations are needed. As long as this exemption remains in effect, it is not anticipated that regulation of coal combustion waste will have any material effect on the amount of coal used by electricity generators. Most state hazardous waste laws also exempt coal combustion products, and instead treat it as either a solid waste or a special waste. Any costs associated with handling or disposal of hazardous wastes would increase our customers' operating costs and potentially reduce their ability to purchase coal. In addition, contamination caused by the past disposal of ash can lead to material liability.

Comprehensive Environmental Response, Compensation and Liability Act. The Comprehensive Environmental Response, Compensation and Liability Act, which we refer to as CERCLA, and similar state laws affect coal mining operations by, among other things, imposing cleanup requirements for threatened or actual releases of hazardous substances that may endanger public health or welfare or the environment. Under CERCLA and similar state laws, joint and several liability may be imposed on waste generators, site owners and lessees and others regardless of fault or the legality of the original disposal activity. Although the EPA excludes most wastes generated by coal mining and processing operations from the hazardous waste laws, such wastes can, in certain circumstances, constitute hazardous substances for the purposes of CERCLA. In addition, the disposal, release or spilling of some products used by coal companies in operations, such as chemicals, could trigger the liability provisions of the statute. Thus, coal mines that we currently own or have previously owned or operated, and sites to which we sent waste materials, may be subject to liability under CERCLA and similar state laws. In particular, we may be liable under CERCLA or similar state laws for the cleanup of hazardous substance contamination at sites where we own surface rights.

Endangered Species. The Endangered Species Act and other related federal and state statutes protect species threatened or endangered with possible extinction. Protection of threatened, endangered and other special status species may have the effect of prohibiting or delaying us from obtaining mining permits and may include restrictions on timber harvesting, road building and other mining or agricultural activities in areas containing the affected species. A number of species indigenous to our properties are protected under the Endangered Species Act or other related laws or regulations. Based on the species that have been identified to date and the current application of applicable laws and regulations, however, we do not believe there are any species protected under the Endangered Species Act that would materially and adversely affect our ability to mine coal from our properties in accordance with current mining plans. We have been able to continue our operations within the existing spatial, temporal and other restrictions associated with special status species. Should more stringent protective measures be applied to threatened, endangered or other special status species or to their critical habitat, then we could experience increased operating costs or difficulty in obtaining future mining permits.

Use of Explosives. Our surface mining operations are subject to numerous regulations relating to blasting activities. Pursuant to these regulations, we incur costs to design and implement blast schedules and to conduct pre-blast surveys and blast monitoring. In addition, the storage of explosives is subject to strict regulatory requirements established by four different federal regulatory agencies. For example, pursuant to a rule issued by the Department of Homeland Security in 2007, facilities in possession of chemicals of interest, including ammonium nitrate at certain threshold levels, must complete a screening review in order to help determine whether there is a high level of security risk such that a security vulnerability assessment and site security plan will be required.

Other Environmental Laws. We are required to comply with numerous other federal, state and local environmental laws in addition to those previously discussed. These additional laws include, for example, the Safe Drinking Water Act, the Toxic Substance Control Act and the Emergency Planning and Community Right-to-Know Act.

Employees

General. At February 11, 2010, we employed a total of approximately 4,601 persons, approximately 152 of whom are represented by the Scotia Employees Association. We believe that our relations with all employees are good.

Executive Officers

The following is a list of our executive officers, their ages as of February 22, 2010 and their positions and offices during the last five years:

Name	Age	Position
C. Henry Besten, Jr.	61	Mr. Besten has served as our Senior Vice President-Strategic Development since 2002.
John T. Drexler	40	Mr. Drexler has served as our Senior Vice President and Chief Financial Officer since April 2008. Mr. Drexler served as our Vice President-Finance and Accounting from March 2006 to April 2008. From March 2005 to March 2006, Mr. Drexler served as our Director of Planning and Forecasting. Prior to March 2005, Mr. Drexler held several other positions within our finance and accounting department.
John W. Eaves	52	Mr. Eaves has served as our President and Chief Operating Officer since April 2006. Mr. Eaves has also been a director since February 2006. From 2002 to April 2006, Mr. Eaves served as our Executive Vice President and Chief Operating Officer. Mr. Eaves also serves on the board of directors of ADA-ES, Inc. and CoaLogix.
Sheila B. Feldman	55	Ms. Feldman has served as our Vice President-Human Resources since 2003. From 1997 to 2003, Ms. Feldman was the Vice President-Human Resources and Public Affairs of Solutia Inc.
Robert G. Jones	53	Mr. Jones has served as our Senior Vice President-Law, General Counsel and Secretary since August 2008. Mr. Jones served as Vice President-Law, General Counsel and Secretary from 2000 to August 2008.
Paul A. Lang	49	Mr. Lang has served as our Senior Vice President-Operations since December 2006. Mr. Lang served as President of Western Operations from July 2005 through December 2006 and President and General Manager of Thunder Basin Coal Company, L.L.C. from 1998 through July 2005.
Steven F. Leer	57	Mr. Leer has served as our Chairman and Chief Executive Officer since April 2006. Mr. Leer served as our President and Chief Executive Officer from 1992 to April 2006. Mr. Leer also serves on the board of directors of the Norfolk Southern Corporation, USG Corp., the Business Roundtable, the BRT, the University of the Pacific and Washington University and is past chairman of the Coal Industry Advisory Board. Mr. Leer is a past chairman and continues to serve on the board of directors of the Center for Energy and Economic Development, the National Coal Council and the National Mining Association.
David B. Peugh	55	Mr. Peugh has served as our Vice President-Business Development since 1995.
Deck S. Slone	46	Mr. Slone has served as our Vice President-Government, Investor and Public Affairs since August 2008. Mr. Slone served as our Vice President-Investor Relations and Public Affairs from 2001 to August 2008.
David N. Warnecke	54	Mr. Warnecke has served as our Vice President-Marketing and Trading since August 2005. From June 2005 until March 2007, Mr. Warnecke served as President of our Arch Coal Sales Company, Inc. subsidiary, and from April 2004 until June 2005, Mr. Warnecke served as Executive Vice President of Arch Coal Sales Company, Inc. Prior to June 2004, Mr. Warnecke was Senior Vice President-Sales, Trading and Transportation of Arch Coal Sales Company, Inc.

Available Information

We file annual, quarterly and current reports, and amendments to those reports, proxy statements and other information with the Securities and Exchange Commission. You may access and read our filings without charge through the SEC's website, at sec.gov. You may also read and copy any document we file at the SEC's public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

We also make the documents listed above available without charge through our website, archcoal.com, as soon as practicable after we file or furnish them with the SEC. You may also request copies of the documents, at no cost, by telephone at (314) 994-2700 or by mail at Arch Coal, Inc., One CityPlace Drive, Suite 300, St. Louis, Missouri, 63141 Attention: Vice President-Government, Investor and Public Affairs. The information on our website is not part of this Annual Report on Form 10-K.

ITEM 1A. RISK FACTORS.

Our business involves certain risks and uncertainties. In addition to the risks and uncertainties described below, we may face other risks and uncertainties, some of which may be unknown to us and some of which we may deem immaterial. If one or more of these risks or uncertainties occur, our business, financial condition or results of operations may be materially and adversely affected.

Risks Related to Our Business

Coal prices are subject to change and a substantial or extended decline in prices could materially and adversely affect our profitability and the value of our coal reserves.

Our profitability and the value of our coal reserves depend upon the prices we receive for our coal. The contract prices we may receive in the future for coal depend upon factors beyond our control, including the following:

- the domestic and foreign supply and demand for coal;
- the quantity and quality of coal available from competitors;
- competition for production of electricity from non-coal sources, including the price and availability of alternative fuels, such as natural gas and oil, and alternative energy sources, such as nuclear, hydroelectric, wind biomass and solar power;
- domestic air emission standards for coal-fueled power plants and the ability of coal-fueled power plants to meet these standards by installing scrubbers or other means;
- adverse weather, climatic or other natural conditions, including natural disasters;
- domestic and foreign economic conditions, including economic slowdowns;
- legislative, regulatory and judicial developments, environmental regulatory changes or changes in energy policy and energy conservation measures that would adversely affect the coal industry, such as legislation limiting carbon emissions or providing for increased funding and incentives for alternative energy sources;
- the proximity, capacity and cost of transportation facilities; and
- market price fluctuations for sulfur dioxide emission allowances.

A substantial or extended decline in the prices we receive for our future coal sales contracts could materially and adversely affect us by decreasing our profitability and the value of our coal reserves.

Our coal mining operations are subject to operating risks that are beyond our control, which could result in materially increased operating expenses and decreased production levels and could materially and adversely affect our profitability.

We mine coal at underground and surface mining operations. Certain factors beyond our control, including those listed below, could disrupt our coal mining operations, adversely affect production and shipments and increase our operating costs, all of which could have a material adverse effect on our results of operations:

- poor mining conditions resulting from geological, hydrologic or other conditions that may cause instability of highwalls or spoil piles or cause damage to nearby infrastructure or mine personnel;
- a major incident at the mine site that causes all or part of the operations of the mine to cease for some period of time;
- mining, processing and plant equipment failures and unexpected maintenance problems;
- adverse weather and natural disasters, such as heavy rains or snow, flooding and other natural events affecting operations, transportation or customers;
- unexpected or accidental surface subsidence from underground mining;
- accidental mine water discharges, fires, explosions or similar mining accidents; and
- competition and/or conflicts with other natural resource extraction activities and production within our operating areas, such as coalbed methane extraction or oil and gas development.

If any of these conditions or events occurs, particularly at our Black Thunder mining complex, our coal mining operations may be disrupted, we could experience a delay or halt of production or shipments or our operating costs could increase significantly. In addition, if our insurance coverage is limited or excludes certain of these conditions or events, then we may not be able to recover any of the losses we may incur as a result of such conditions or events, some of which may be substantial.

Certain of our customers have deferred, and other customers may in the future seek to defer, contracted shipments of coal, which could affect our results of operations and liquidity.

As the ongoing global economic recession has caused the price of, and demand for, coal to decline, certain of our thermal and metallurgical coal customers have delayed shipments, or requested deferrals, pursuant to our existing long-term coal supply agreements. Other customers similarly may seek to delay shipments or request deferrals under existing agreements. In the current economic environment, the spot market for coal may not provide an acceptable alternative to sell our uncommitted tons. We currently are evaluating customer deferrals and are in negotiations with a number of the customers that have made such requests. There is no assurance that we will be able to resolve existing and potential deferrals on favorable terms, or at all.

Competition within our industry and with producers of competing energy sources may materially and adversely affect our ability to sell coal at favorable prices.

We compete with numerous other coal producers in various regions of the United States for domestic sales. International demand for U.S. coal also affects competition within our industry. The demand for U.S. coal exports depends upon a number of factors outside our control, including the overall demand for electricity in foreign markets, currency exchange rates, ocean freight rates, port and shipping capacity, the demand for foreign-priced steel, both in foreign markets and in the U.S. market, general economic conditions in foreign countries, technological developments and environmental and other governmental regulations. Foreign demand for Central Appalachian coal has increased in recent periods. If foreign demand for U.S. coal were to decline, this decline could cause competition among coal producers for the sale of coal in the United States to intensify, potentially resulting in significant downward pressure on domestic coal prices.

In addition to competing with other coal producers, we compete generally with producers of other fuels, such as natural gas and oil. In recent periods, prices for competing fuels have been volatile. A decline in the price for these fuels could cause demand for coal to decrease and adversely affect the price of our coal. If alternative energy sources, such as wind or solar, become more cost-competitive on an overall basis, including capital expenditures and conversion, storage and transmission costs, demand for coal could decrease and the price of coal could be materially and adversely affected.

Excess production and production capacity in the coal industry could put downward pressure on coal prices and, as a result, materially and adversely affect our revenues and profitability.

During the mid-1970s and early 1980s, increased demand for coal attracted new investors to the coal industry, spurred the development of new mines and resulted in additional production capacity throughout the industry, all of which led to increased competition and lower coal prices. Increases in coal prices over the past several years have encouraged the development of expanded capacity by coal producers and may continue to do so. Any resulting overcapacity and increased production could materially reduce coal prices and therefore materially reduce our revenues and profitability.

Decreases in demand for electricity resulting from economic, weather changes or other conditions could adversely affect coal prices and materially and adversely affect our results of operations.

Our coal is primarily used as fuel for electricity generation. Overall economic activity and the associated demands for power by industrial users can have significant effects on overall electricity demand. An economic slowdown can significantly slow the growth of electrical demand and could result in contraction of demand for coal. Declines in international prices for coal generally will impact U.S. prices for coal. During the past several years, international demand for coal has been driven, in significant part, by fluctuations in demand due to economic growth in China and India as well as other developing countries. Significant declines in the rates of economic growth in these regions could materially affect international demand for U.S. coal, which may have an adverse effect on U.S. coal prices.

Weather patterns can also greatly affect electricity demand. Extreme temperatures, both hot and cold, cause increased power usage and, therefore, increased generating requirements from all sources. Mild temperatures, on the other hand, result in lower electrical demand, which allows generators to choose the sources of power generation when deciding which generation sources to dispatch. Any downward pressure on coal prices, due to decreases in overall demand or otherwise, including changes in weather patterns, would materially and adversely affect our results of operations.

The use of alternative energy sources for power generation could reduce coal consumption by U.S. electric power generators, which could result in lower prices for our coal. Declines in the prices at which we sell our coal could reduce our revenues and materially and adversely affect our business and results of operations.

In 2009, approximately 94% of the tons we sold were to domestic electric power generators. Domestic electric power generation accounted for approximately 92.7% of all U.S. coal consumption in 2007, according to the EIA. The amount of coal consumed for U.S. electric power generation is affected by, among other things:

- the location, availability, quality and price of alternative energy sources for power generation, such as natural gas, fuel oil, nuclear, hydroelectric, wind biomass and solar power; and
- technological developments, including those related to alternative energy sources.

Gas-fueled generation has the potential to displace coal-fueled generation, particularly from older, less efficient coal-powered generators. We expect that many of the new power plants needed to meet increasing demand for electricity generation will be fueled by natural gas because gas-fired plants are cheaper to construct and permits to construct these plants are easier to obtain as natural gas is seen as having a lower environmental impact than coal-fueled generators. In addition, state and federal mandates for increased use of electricity from renewable energy sources could have an impact on the market for our coal. Several states have enacted legislative mandates requiring electricity suppliers to use renewable energy sources to generate a certain percentage of power. There have been numerous proposals to establish a similar uniform, national standard although none of these proposals have been enacted to date. Possible advances in technologies and incentives, such as tax credits, to enhance the economics of renewable energy sources could make these sources more competitive with coal. Any reduction in the amount of coal consumed by domestic electric power generators could reduce the price of coal that we mine and sell, thereby reducing our revenues and materially and adversely affecting our business and results of operations.

Our inability to acquire additional coal reserves or our inability to develop coal reserves in an economically feasible manner may adversely affect our business.

Our profitability depends substantially on our ability to mine and process, in a cost-effective manner, coal reserves that possess the quality characteristics desired by our customers. As we mine, our coal reserves decline. As a result, our future success depends upon our ability to acquire additional coal that is economically recoverable. If we fail to acquire or develop additional coal reserves, our existing reserves will eventually be depleted. We may not be able to obtain replacement reserves when we require them. If available, replacement reserves may not be available at favorable prices, or we may not be capable of mining those reserves at costs that are comparable with our existing coal reserves. Our ability to obtain coal reserves in the future could also be limited by the availability of cash we generate from our operations or available financing, restrictions under our existing or future financing arrangements, and competition from other coal producers, the lack of suitable acquisition or lease-by-application, or LBA, opportunities or the inability to acquire coal properties or LBAs on commercially reasonable terms. If we are unable to acquire replacement reserves, our future production may decrease significantly and our operating results may be negatively affected. In addition, we may not be able to mine future reserves as profitably as we do at our current operations.

Inaccuracies in our estimates of our coal reserves could result in decreased profitability from lower than expected revenues or higher than expected costs.

Our future performance depends on, among other things, the accuracy of our estimates of our proven and probable coal reserves. We base our estimates of reserves on engineering, economic and geological data assembled, analyzed and reviewed by internal and third-party engineers and consultants. We update our estimates of the quantity and quality of proven and probable coal reserves annually to reflect the production of coal from the reserves, updated geological models and mining recovery data, the tonnage contained in new lease areas acquired and estimated costs of production and sales prices. There are numerous factors and assumptions inherent in estimating the quantities and qualities of, and costs to mine, coal reserves, including many factors beyond our control, including the following:

- quality of the coal;
- geological and mining conditions, which may not be fully identified by available exploration data and/or may differ from our experiences in areas where we currently mine;
- the percentage of coal ultimately recoverable;
- the assumed effects of regulation, including the issuance of required permits, taxes, including severance and excise taxes and royalties, and other payments to governmental agencies;
- assumptions concerning the timing for the development of the reserves; and
- assumptions concerning equipment and productivity, future coal prices, operating costs, including for critical supplies such as fuel, tires and explosives, capital expenditures and development and reclamation costs.

As a result, estimates of the quantities and qualities of economically recoverable coal attributable to any particular group of properties, classifications of reserves based on risk of recovery, estimated cost of production, and estimates of future net cash flows expected from these properties as prepared by different engineers, or by the same engineers at different times, may vary materially due to changes in the above factors and assumptions. Actual production recovered from identified reserve areas and properties, and revenues and expenditures associated with our mining operations, may vary materially from estimates. Any inaccuracy in our estimates related to our reserves could result in decreased profitability from lower than expected revenues and/or higher than expected costs.

Increases in the costs of mining and other industrial supplies, including steel-based supplies, diesel fuel and rubber tires, or the inability to obtain a sufficient quantity of those supplies, could negatively affect our operating costs or disrupt or delay our production.

Our coal mining operations use significant amounts of steel, diesel fuel, explosives, rubber tires and other mining and industrial supplies. The costs of roof bolts we use in our underground mining operations depend on the price of scrap steel. We also use significant amounts of diesel fuel and tires for the trucks and other heavy machinery we use, particularly at our Black Thunder mining complex. If the prices of mining and other industrial supplies, particularly steel-based supplies, diesel fuel and rubber tires, increase, our operating costs could be negatively affected. In addition, if we are unable to procure these supplies, our coal mining operations may be disrupted or we could experience a delay or halt in our production.

Our labor costs could increase if the shortage of skilled coal mining workers continues.

Efficient coal mining using modern techniques and equipment requires skilled workers in multiple disciplines such as electricians, equipment operators, engineers and welders, among others. Because of the shortage of trained coal miners in recent years, we have occasionally operated certain facilities without full staff and have at times hired novice miners, who are required to be accompanied by experienced workers as a safety precaution. These measures have negatively affected our productivity and our operating costs. If we were to experience a shortage of skilled labor, our production may be negatively affected or our operating costs could increase.

Disruptions in the quantities of coal produced by our contract mine operators or purchased from other third parties could temporarily impair our ability to fill customer orders or increase our operating costs.

We use independent contractors to mine coal at certain of our mining complexes, including select operations at our Coal-Mac and Cumberland River mining complexes. In addition, we purchase coal from third parties that we sell to our customers. Operational difficulties at contractor-operated mines or mines operated by third parties from whom we purchase coal, changes in demand for contract miners from other coal producers and other factors beyond our control could affect the availability, pricing, and quality of coal produced for or purchased by us. Disruptions in the quantities of coal produced for or purchased by us could impair our ability to fill our customer orders or require us to purchase coal from other sources in order to satisfy those orders. If we are unable to fill a customer order or if we are required to purchase coal from other sources in order to satisfy a customer order, we could lose existing customers and our operating costs could increase.

Our ability to collect payments from our customers could be impaired if their creditworthiness deteriorates.

We have contracts to supply coal to energy trading and brokering companies under which they purchase the coal for their own account or resell the coal to end users. Our ability to receive payment for coal sold and delivered depends on the continued creditworthiness of our customers. If we determine that a customer is not creditworthy, we may not be required to deliver coal under the customer's coal sales contract. If this occurs, we may decide to sell the customer's coal on the spot market, which may be at prices lower than the contracted price, or we may be unable to sell the coal at all. Furthermore, the bankruptcy of any of our customers could materially and adversely affect our financial position. In addition, our customer base may change with deregulation as utilities sell their power plants to their non-regulated affiliates or third parties that may be less creditworthy, thereby increasing the risk we bear for customer payment default. These new power plant owners may have credit ratings that are below investment grade, or may become below investment grade after we enter into contracts with them. In addition, competition with other coal suppliers could force us to extend credit to customers and on terms that could increase the risk of payment default.

A defect in title or the loss of a leasehold interest in certain property could limit our ability to mine our coal reserves or result in significant unanticipated costs.

We conduct a significant part of our coal mining operations on properties that we lease. A title defect or the loss of a lease could adversely affect our ability to mine the associated coal reserves. We may not verify title to our leased properties or associated coal reserves until we have committed to developing those properties or coal reserves. We may not commit to develop property or coal reserves until we have obtained necessary permits and completed exploration. As such, the title to property that we intend to lease or coal reserves that we intend to mine may contain defects prohibiting our ability to conduct mining operations. Similarly, our leasehold interests may be subject to superior property rights of other third parties. In order to conduct our mining operations on properties where these defects exist, we may incur unanticipated costs. In addition, some leases require us to produce a minimum quantity of coal and require us to pay minimum production royalties. Our inability to satisfy those requirements may cause the leasehold interest to terminate.

The availability and reliability of transportation facilities and fluctuations in transportation costs could affect the demand for our coal or impair our ability to supply coal to our customers.

We depend upon barge, ship, rail, truck and belt transportation systems to deliver coal to our customers. Disruptions in transportation services due to weather-related problems, mechanical difficulties, strikes, lockouts, bottlenecks, and other events could impair our ability to supply coal to our customers. As we do not have long-term contracts with transportation providers to ensure consistent and reliable service, decreased performance levels over longer periods of time could cause our customers to look to other sources for their coal needs. In addition, increases in transportation costs, including the price of gasoline and diesel fuel, could make coal a less competitive source of energy when compared to alternative fuels or could make coal produced in one region of the United States less competitive than coal produced in other regions of the United States or abroad. If we experience disruptions in our transportation services or if transportation costs increase significantly and we are unable to find alternative transportation providers, our coal mining operations may be disrupted, we could experience a delay or halt of production or our profitability could decrease significantly.

We may be unable to realize the benefits we expect to occur as a result of acquisitions that we undertake.

We continually seek to expand our operations and coal reserves through acquisitions of other businesses and assets, including leasehold interests. Certain risks, including those listed below, could cause us not to realize the benefits we expect to occur as a result of those acquisitions:

- uncertainties in assessing the value, risks, profitability and liabilities (including environmental liabilities) associated with certain businesses or assets;
- a requirement that we devote significant management attention and resources to integrating acquired businesses and assets;
- the potential loss of key customers, management and employees of an acquired business;
- the possibility that operating and financial synergies expected to result from an acquisition do not develop;
- problems arising from the integration of an acquired business; and
- unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the rationale for a particular acquisition.

Delays or unexpected difficulties in the integration process could adversely affect our business, financial results and financial condition. Even if we are able to integrate acquired businesses and assets successfully, this integration may not result in the realization for the full benefits of synergies, cost savings and operational efficiencies that we expect or the achievement of these benefits within a reasonable period of time. In addition, we may not have discovered prior to acquiring them all known and unknown factors regarding acquired businesses or assets that could produce unintended and unexpected consequences for us. Undiscovered factors could result in us incurring financial liabilities, which could be material, and in us not achieving the expected benefits from the acquisitions within our desired time frames, if at all.

Our profitability depends upon the long-term coal supply agreements we have with our customers. Changes in purchasing patterns in the coal industry could make it difficult for us to extend our existing long-term coal supply agreements or to enter into new agreements in the future.

We sell a portion of our coal under long-term coal supply agreements, which we define as contracts with terms greater than one year. Under these arrangements, we fix the prices of coal shipped during the initial year and may adjust the prices in later years. As a result, at any given time the market prices for similar-quality coal may exceed the prices for coal shipped under these arrangements. Changes in the coal industry may cause some of our customers not to renew, extend or enter into new long-term coal supply agreements with us or to enter into agreements to purchase fewer tons of coal than in the past or on different terms or prices. In addition, uncertainty caused by federal and state regulations, including the Clean Air Act, could deter our customers from entering into long-term coal supply agreements.

Because we sell a portion of our coal production under long-term coal supply agreements, our ability to capitalize on more favorable market prices may be limited. Conversely, at any given time we are subject to fluctuations in market prices for the quantities of coal that we have produced but which we have not committed to sell. As described above under "A substantial or extended decline in coal prices could negatively affect our profitability and the value of our coal reserves," the market prices for coal may be volatile and may depend upon factors beyond our control. Our profitability may be adversely affected if we are unable to sell uncommitted production at favorable prices or at all. For more information about our long-term coal supply agreements, you should see the section entitled "Long-Term Coal Supply Arrangements."

The loss of, or significant reduction in, purchases by our largest customers could adversely affect our profitability.

For the year ended December 31, 2009, we derived approximately 23% of our total coal revenues from sales to our three largest customers and approximately 48% of our total coal revenues from sales to our ten largest customers. We expect to renew, extend or enter into new long-term coal supply agreements with those and other customers. However, we may be unsuccessful in obtaining long-term coal supply agreements with those customers, and those customers may discontinue purchasing coal from us. If any of those customers, particularly any of our three largest customers, was to significantly reduce the quantities of coal it purchases from us, or if we are unable to sell coal to those customers on terms as favorable to us as the terms under our current long-term coal supply agreements, our profitability could suffer significantly. We have limited protection during adverse economic conditions and may face economic penalties if we are unable to satisfy certain quality specifications under our long-term coal supply agreements.

Our long-term coal supply agreements typically contain *force majeure* provisions allowing the parties to temporarily suspend performance during specified events beyond their control. Most of our long-term coal supply agreements also contain provisions requiring us to deliver coal that satisfies certain quality specifications, such as heat value, sulfur content, ash content, hardness and ash fusion temperature. These provisions in our long-term coal supply agreements could result in negative economic consequences to us, including price adjustments, purchasing replacement coal in a higher-priced open market, the rejection of deliveries or, in the extreme, contract termination. Our profitability may be negatively affected if we are unable to seek protection during adverse economic conditions or if we incur financial or other economic penalties as a result of these provisions of our long-term supply agreements.

The amount of indebtedness we have incurred could significantly affect our business.

At December 31, 2009, we had consolidated indebtedness of approximately $1.8 billion. We also have significant lease and royalty obligations. Our ability to satisfy our debt, lease and royalty obligations, and our ability to refinance our indebtedness, will depend upon our future operating performance. Our ability to satisfy our financial obligations may be adversely affected if we incur additional indebtedness in the future. In addition, the amount of indebtedness we have incurred could have significant consequences to us, such as:

- limiting our ability to obtain additional financing to fund growth, such as new LBA acquisitions or other mergers and acquisitions, working capital, capital expenditures, debt service requirements or other cash requirements
- exposing us to the risk of increased interest costs if the underlying interest rates rise;
- limiting our ability to invest operating cash flow in our business due to existing debt service requirements;
- making it more difficult to obtain surety bonds, letters of credit or other financing, particularly during weak credit markets;
- causing a decline in our credit ratings;
- limiting our ability to compete with companies that are not as leveraged and that may be better positioned to withstand economic downturns;
- limiting our ability to acquire new coal reserves and/or plant and equipment needed to conduct operations; and
- limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we compete and general economic and market conditions.

If we further increase our indebtedness, the related risks that we now face, including those described above, could intensify. In addition to the principal repayments on our outstanding debt, we have other demands on our cash resources, including capital expenditures and operating expenses. Our ability to pay our debt depends upon our operating performance. In particular, economic conditions could cause our revenues to decline, and hamper our ability to repay our indebtedness. If we do not have enough cash to satisfy our debt service obligations, we may be required to refinance all or part of our debt, sell assets or reduce our spending. We may not be able to, at any given time, refinance our debt or sell assets on terms acceptable to us or at all.

Volatility and disruptions in the capital and credit markets could adversely affect our business, including affecting the cost of new capital, our ability to refinance scheduled debt maturities and meet other obligations as they come due.

Capital and credit markets can experience extreme volatility and disruption. This volatility and disruption can exert extreme downward pressure on stock prices and upward pressure on the cost of new debt capital and can severely restrict credit availability. These disruptions can also result in higher interest rates on publicly issued debt securities and increased costs under credit facilities. These disruptions could increase our interest expense and adversely affect our results of operations and financial position.

Our access to funds under our financing arrangements is dependent on the ability of the financial institutions that are parties to those arrangements to meet their funding commitments. Those financial institutions may not be able to meet their funding commitments if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests within a short period of time.

Longer term volatility and continued disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation of financial institutions, reduced alternatives or failures of significant financial institutions could adversely affect our access to the liquidity needed for our business in the longer term. Such disruptions could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged.

We may be unable to comply with restrictions imposed by our credit facilities and other financing arrangements.

The agreements governing our outstanding financing arrangements impose a number of restrictions on us. For example, the terms of our credit facilities, leases and other financing arrangements contain financial and other covenants that create limitations on our ability to borrow the full amount under our credit facilities, effect acquisitions or dispositions and incur additional debt and require us to maintain various financial ratios and comply with various other financial covenants. Our ability to comply with these restrictions may be affected by events beyond our control. A failure to comply with these restrictions could adversely affect our ability to borrow under our credit facilities or result in an event of default under these agreements. In the event of a default, our lenders and the counterparties to our other financing arrangements could terminate their commitments to us and declare all amounts borrowed, together with accrued interest and fees, immediately due and payable. If this were to occur, we might not be able to pay these amounts, or we might be forced to seek an amendment to our financing arrangements which could make the terms of these arrangements more onerous for us. As a result, a default under one or more of our existing or future financing arrangements could have significant consequences for us. For more information about some of the restrictions contained in our credit facilities, leases and other financial arrangements, you should see the section entitled "Liquidity and Capital Resources."

Failure to obtain or renew surety bonds on acceptable terms could affect our ability to secure reclamation and coal lease obligations and, therefore, our ability to mine or lease coal.

Federal and state laws require us to obtain surety bonds to secure performance or payment of certain long-term obligations, such as mine closure or reclamation costs, federal and state workers' compensation costs, coal leases and other obligations. We may have difficulty procuring or maintaining our surety bonds. Our bond issuers may demand higher fees, additional collateral, including letters of credit or other terms less favorable to us upon those renewals. Because we are required by state and federal law to have these bonds in place before mining can commence or continue, or failure to maintain surety bonds, letters of credit or other guarantees or security arrangements would materially and adversely affect our ability to mine or lease coal. That failure could result from a variety of factors, including lack of availability, higher expense or unfavorable market terms, the exercise by third party surety bond issuers of their right to refuse to renew the surety and restrictions on availability on collateral for current and future third party surety bond issuers under the terms of our financing arrangements.

Our profitability may be adversely affected if we must satisfy certain below-market contracts with coal we purchase on the open market or with coal we produce at our remaining operations.

We have agreed to guarantee Magnum's obligations to supply coal under certain coal sales contracts that we sold to Magnum. In addition, we have agreed to purchase coal from Magnum in order to satisfy our obligations under certain other contracts that have not yet been transferred to Magnum, the longest of which extends to the year 2017. If Magnum cannot supply the coal required under these coal sales contracts, we would be required to purchase coal on the open market or supply coal from our existing operations in order to satisfy our obligations under these contracts. At December 31, 2009, if we had purchased the 15.6 million tons of coal required under these contracts over their duration at market prices then in effect, we would have incurred a loss of approximately $476.2 million.

We may incur losses as a result of certain marketing, trading and asset optimization strategies.

We seek to optimize our coal production and leverage our knowledge of the coal industry through a variety of marketing, trading and other asset optimization strategies. We maintain a system of complementary processes and controls designed to monitor and control our exposure to market and other risks as a consequence of these strategies. These processes and controls seek to balance our ability to profit from certain marketing, trading and asset optimization strategies with our exposure to potential losses. While we employ a variety of risk monitoring and mitigation techniques, those techniques and accompanying judgments cannot anticipate every potential outcome or the timing of such outcomes. In addition, the processes and controls that we use to manage our exposure to market and other risks resulting from these strategies involve assumptions about the degrees of correlation or lack thereof among prices of various assets or other market indicators. These correlations may change significantly in times of market turbulence or other unforeseen circumstances. As a result, we may experience volatility in our earnings as a result of our marketing, trading and asset optimization strategies.

Terrorist attacks and threats, escalation of military activity in response to such attacks or acts of war may adversely affect our business.

Terrorist attacks and threats, escalation of military activity or acts of war have significant effects on general economic conditions, fluctuations in consumer confidence and spending and market liquidity. Future terrorist attacks, rumors or threats of war, actual conflicts involving the United States or its allies, or military or trade disruptions affecting our customers may significantly affect our operations and those of our customers. As a result, we could experience delays or losses in transportation and deliveries of coal to our customers, decreased sales of our coal or extended collections from our customers.

Risks Related to Environmental, Other Regulations and Legislation

Extensive environmental regulations, including existing and potential future regulatory requirements relating to air emissions, affect our customers and could reduce the demand for coal as a fuel source and cause coal prices and sales of our coal to materially decline.

The operations of our customers are subject to extensive environmental regulation particularly with respect to air emissions. For example, the federal Clean Air Act and similar state and local laws extensively regulate the amount of sulfur dioxide, particulate matter, nitrogen oxides, and other compounds emitted into the air from electric power plants, which are the largest end-users of our coal. A series of more stringent requirements relating to particulate matter, ozone, haze, mercury, sulfur dioxide, nitrogen oxide and other air pollutants are expected to be proposed or become effective in coming years. In addition, concerted conservation efforts that result in reduced electricity consumption could cause coal prices and sales of our coal to materially decline.

Considerable uncertainty is associated with these air emissions initiatives. The content of regulatory requirements in the U.S. is in the process of being developed, and many new regulatory initiatives remain subject to review by federal or state agencies or the courts. Stringent air emissions limitations are either in place or are likely to be imposed in the short to medium term, and these limitations will likely require significant emissions control expenditures for many coal-fueled power plants. As a result, these power plants may switch to other fuels that generate fewer of these emissions or may install more effective pollution control equipment that reduces the need for low sulfur coal, possibly reducing future demand for coal and a reduced need to construct new coal-fueled power plants. The EIA's expectations for the coal industry assume there will be a significant number of as yet unplanned coal-fired plants built in the future which may not occur. Any switching of fuel sources away from coal, closure of existing coal-fired plants, or reduced construction of new plants could have a material adverse effect on demand for and prices received for our coal. Alternatively, less stringent air emissions limitations, particularly related to sulfur, to the extent enacted could make low sulfur coal less attractive, which could also have a material adverse effect on the demand for and prices received for our coal.

You should see "Environmental and Other Regulatory Matters" for more information about the various governmental regulations affecting us.

Our failure to obtain and renew permits necessary for our mining operations could negatively affect our business.

Mining companies must obtain numerous permits that impose strict regulations on various environmental and operational matters in connection with coal mining. These include permits issued by various federal, state and local agencies and regulatory bodies. The permitting rules, and the interpretations of these rules, are complex, change frequently and are often subject to discretionary interpretations by the regulators, all of which may make compliance more difficult or impractical, and may possibly preclude the continuance of ongoing operations or the development of future mining operations. The public, including non-governmental organizations, anti-mining groups and individuals, have certain statutory rights to comment upon and submit objections to requested permits and environmental impact statements prepared in connection with applicable regulatory processes, and otherwise engage in the permitting process, including bringing citizens' lawsuits to challenge the issuance of permits, the validity of environmental impact statements or performance of mining activities. Accordingly, required permits may not be issued or renewed in a timely fashion or at all, or permits issued or renewed may be conditioned in a manner that may restrict our ability to efficiently and economically conduct our mining activities, any of which would materially reduce our production, cash flow and profitability.

Federal or state regulatory agencies have the authority to order certain of our mines to be temporarily or permanently closed under certain circumstances, which could materially and adversely affect our ability to meet our customers' demands.

Federal or state regulatory agencies have the authority under certain circumstances following significant health and safety incidents, such as fatalities, to order a mine to be temporarily or permanently closed. If this occurred, we may be required to incur capital expenditures to re-open the mine. In the event that these agencies order the closing of our mines, our coal sales contracts generally permit us to issue *force majeure* notices which suspend our obligations to deliver coal under these contracts. However, our customers may challenge our issuances of *force majeure* notices. If these challenges are successful, we may have to purchase coal from third-party sources, if it is available, to fulfill these obligations, incur capital expenditures to re-open the mines and/or negotiate settlements with the customers, which may include price reductions, the reduction of commitments or the extension of time for delivery or terminate customers' contracts. Any of these actions could have a material adverse effect on our business and results of operations.

The characteristics of coal may make it difficult for coal users to comply with various environmental standards related to coal combustion or utilization. As a result, coal users may switch to other fuels, which could affect the volume of our sales and the price of our products.

Coal contains impurities, including but not limited to sulfur, mercury, chlorine, carbon and other elements or compounds, many of which are released into the air when coal is burned. Stricter environmental regulations of emissions from coal-fueled power plants could increase the costs of using coal thereby reducing demand for coal as a fuel source and the volume and price of our coal sales. Stricter regulations could make coal a less attractive fuel alternative in the planning and building of power plants in the future.

Proposed reductions in emissions of mercury, sulfur dioxides, nitrogen oxides, particulate matter or greenhouse gases may require the installation of costly emission control technology or the implementation of other measures, including trading of emission allowances and switching to other fuels. For example, in order to meet the federal Clean Air Act limits for sulfur dioxide emissions from power plants, coal users may need to install scrubbers, use sulfur dioxide emission allowances (some of which they may purchase), blend high sulfur coal with low-sulfur coal or switch to other fuels. Reductions in mercury emissions required by certain states will likely require some power plants to install new equipment at substantial cost, or discourage the use of certain coals containing higher levels of mercury. Recent and new proposals calling for reductions in emissions of carbon dioxide and other greenhouse gases could significantly increase the cost of operating existing coal-fueled power plants and could inhibit construction of new coal-fueled power plants. Existing or proposed legislation focusing on emissions enacted by the United States or individual states could make coal a less attractive fuel alternative for our customers and could impose a tax or fee on the producer of the coal. If our customers decrease the volume of coal they purchase from us or switch to alternative fuels as a result of existing or future environmental regulations aimed at reducing emissions, our operations and financial results could be adversely impacted.

Extensive environmental regulations impose significant costs on our mining operations, and future regulations could materially increase those costs or limit our ability to produce and sell coal.

The coal mining industry is subject to increasingly strict regulation by federal, state and local authorities with respect to environmental matters such as:

- limitations on land use;
- mine permitting and licensing requirements;
- reclamation and restoration of mining properties after mining is completed;

- management of materials generated by mining operations;
- the storage, treatment and disposal of wastes;
- remediation of contaminated soil and groundwater;
- air quality standards;
- water pollution;
- protection of human health, plant-life and wildlife, including endangered or threatened species;
- protection of wetlands;
- the discharge of materials into the environment;
- the effects of mining on surface water and groundwater quality and availability; and
- the management of electrical equipment containing polychlorinated biphenyls.

The costs, liabilities and requirements associated with the laws and regulations related to these and other environmental matters may be costly and time-consuming and may delay commencement or continuation of exploration or production operations. We cannot assure you that we have been or will be at all times in compliance with the applicable laws and regulations. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of cleanup and site restoration costs and liens, the issuance of injunctions to limit or cease operations, the suspension or revocation of permits and other enforcement measures that could have the effect of limiting production from our operations. We may incur material costs and liabilities resulting from claims for damages to property or injury to persons arising from our operations. If we are pursued for sanctions, costs and liabilities in respect of these matters, our mining operations and, as a result, our profitability could be materially and adversely affected.

New legislation or administrative regulations or new judicial interpretations or administrative enforcement of existing laws and regulations, including proposals related to the protection of the environment that would further regulate and tax the coal industry, may also require us to change operations significantly or incur increased costs. Such changes could have a material adverse effect on our financial condition and results of operations. You should see the section entitled "Environmental and Other Regulatory Matters" for more information about the various governmental regulations affecting us.

If the assumptions underlying our estimates of reclamation and mine closure obligations are inaccurate, our costs could be greater than anticipated.

SMCRA and counterpart state laws and regulations establish operational, reclamation and closure standards for all aspects of surface mining, as well as most aspects of underground mining. We base our estimates of reclamation and mine closure liabilities on permit requirements, engineering studies and our engineering expertise related to these requirements. Our management and engineers periodically review these estimates. The estimates can change significantly if actual costs vary from our original assumptions or if governmental regulations change significantly. We are required to record new obligations as liabilities at fair value under generally accepted accounting principles. In estimating fair value, we considered the estimated current costs of reclamation and mine closure and applied inflation rates and a third-party profit, as required. The third-party profit is an estimate of the approximate markup that would be charged by contractors for work performed on our behalf. The resulting estimated reclamation and mine closure obligations could change significantly if actual amounts change significantly from our assumptions, which could have a material adverse effect on our results of operations and financial condition.

Our operations may impact the environment or cause exposure to hazardous substances, and our properties may have environmental contamination, which could result in material liabilities to us.

Our operations currently use hazardous materials and generate limited quantities of hazardous wastes from time to time. We could become subject to claims for toxic torts, natural resource damages and other damages as well as for the investigation and clean up of soil, surface water, groundwater, and other media. Such claims may arise, for example, out of conditions at sites that we currently own or operate, as well as at sites that we previously owned or operated, or may acquire. Our liability for such claims may be joint and several, so that we may be held responsible for more than our share of the contamination or other damages, or even for the entire share.

We maintain extensive coal refuse areas and slurry impoundments at a number of our mining complexes. Such areas and impoundments are subject to extensive regulation. Slurry impoundments have been known to fail, releasing large volumes of coal slurry into the surrounding environment. Structural failure of an impoundment can result in extensive damage to the environment and natural resources, such as bodies of water that the coal slurry reaches, as well as liability for related personal injuries and property damages, and injuries to wildlife. Some of our impoundments overlie mined out areas, which can pose a heightened risk of failure and of damages arising out of failure. If one of our impoundments were to fail, we could be subject to substantial claims for the resulting environmental contamination and associated liability, as well as for fines and penalties.

Drainage flowing from or caused by mining activities can be acidic with elevated levels of dissolved metals, a condition referred to as "acid mine drainage," which we refer to as AMD. The treating of AMD can be costly. Although we do not currently face material costs associated with AMD, it is possible that we could incur significant costs in the future.

These and other similar unforeseen impacts that our operations may have on the environment, as well as exposures to hazardous substances or wastes associated with our operations, could result in costs and liabilities that could materially and adversely affect us.

Judicial rulings that restrict how we may dispose of mining wastes could significantly increase our operating costs, discourage customers from purchasing our coal and materially harm our financial condition and operating results.

To dispose of mining overburden generated by our surface mining operations, we often need to obtain permits to construct and operate valley fills and surface impoundments. Some of these permits are Clean Water Act § 404 permits issued by the Army Corps of Engineers. Two of our operating subsidiaries were identified in an existing lawsuit, which challenged the issuance of such permits and asked that the Corps be ordered to rescind them. Two of our operating subsidiaries intervened in the suit to protect their interests in being allowed to operate under the issued permits, and one of them thereafter was dismissed. On February 13, 2009, the U.S. Court of Appeals for the Fourth Circuit ruled on appeals from decisions rendered prior to our intervention, which may have a favorable impact on our permits. The decision of the Fourth Circuit remains subject to appeal. If mining methods at issue are limited or prohibited, it could significantly increase our operational costs, make it more difficult to economically recover a significant portion of our reserves and lead to a material adverse effect on our financial condition and results of operation. We may not be able to increase the price we charge for coal to cover higher production costs without reducing customer demand for our coal. You should see Item 3 — Legal Proceedings for more information about the litigation described above.

Changes in the legal and regulatory environment could limit our business activities, increase our operating costs, or result in litigation.

The conduct of our businesses is subject to various laws and regulations administered by federal, state and local governmental agencies in the United States. These laws and regulations may change, sometimes dramatically, as a result of political, economic or social events. Such regulatory environment changes may include changes in: accounting standards; taxation requirements; and competition laws. Changes in laws, regulations or governmental policy and the related interpretations may alter the environment in which we do business and, therefore, may impact our results or increase our costs or liabilities.

In particular, mining companies are entitled a tax deduction for percentage depletion, which may allow for depletion deductions in excess of the basis in the mineral reserves. The deduction is currently being reviewed by the federal government for repeal. If repealed, it could have a material impact on our financial position and future tax payments.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

Our Properties

General

At December 31, 2009, we owned or controlled primarily through long-term leases approximately 100,100 acres of coal land in West Virginia, 107,800 acres of coal land in Wyoming, 98,900 acres of coal land in Illinois, 72,100 acres of coal land in Utah, 46,200 acres of coal land in Kentucky, 21,800 acres of coal land in New Mexico and 18,500 acres of coal land in Colorado. In addition, we also owned or controlled through long-term leases smaller parcels of property in Alabama, Indiana, Montana and Texas. We lease approximately 133,700 acres of our coal land from the federal government and approximately 28,000 acres of our coal land from various state governments. Certain of our preparation plants or loadout facilities are located on properties held under leases which expire at varying dates over the next 30 years. Most of the leases contain options to renew. Our remaining preparation plants and loadout facilities are located on property owned by us or for which we have a special use permit.

Our executive headquarters occupy approximately 92,900 square feet of leased space at One CityPlace Drive, in St. Louis, Missouri. Our subsidiaries currently own or lease the equipment utilized in their mining operations. You should see "Our Mining Operations" for more information about our mining operations, mining complexes and transportation facilities.

Our Coal Reserves

We estimate that we owned or controlled approximately 3.9 billion tons of proven and probable recoverable reserves at December 31, 2009. Our coal reserve estimates at December 31, 2009 were prepared by our engineers and geologists and reviewed by Weir International, Inc., a mining and geological consultant. Our coal reserve estimates are based on data obtained from our drilling activities and other available geologic data. Our coal reserve estimates are periodically updated to reflect past coal production and other geologic and mining data. Acquisitions or sales of coal properties will also change these estimates. Changes in mining methods or the utilization of new technologies may increase or decrease the recovery basis for a coal seam.

Our coal reserve estimates include reserves that can be economically and legally extracted or produced at the time of their determination. In determining whether our reserves meet this standard, we take into account, among other things, our potential inability to obtain a mining permit, the possible necessity of revising a mining plan, changes in estimated future costs, changes in future cash flows caused by changes in costs required to be incurred to meet regulatory requirements and obtaining mining permits, variations in quantity and quality of coal, and varying levels of demand and their effects on selling prices. We use various assumptions in preparing our estimates of our coal reserves. You should see "Inaccuracies in our estimates of our coal reserves could result in decreased profitability from lower than expected revenues or higher than expected costs" contained under the heading "Risk Factors."

The following tables present our estimated assigned and unassigned recoverable coal reserves at December 31, 2009:

Total Assigned Reserves
(Tons in millions)

	Total Assigned Recoverable Reserves	Proven	Probable	Sulfur Content (lbs. per million Btus)			As Received Btus per lb.(1)	Reserve Control		Mining Method		Past Reserve Estimates	
				<1.2	1.2-2.5	>2.5		Leased	Owned	Surface	Under-ground	2007	2008
Wyoming	1,733	1,703	30	1,626	107	—	8,832	1,720	13	1,733	—	1,549	1,476
Montana	—	—	—	—	—	—	—	—	—	—	—	—	—
Utah	105	61	44	97	8	—	11,415	103	2	—	105	103	89
Colorado	75	59	16	75	—	—	11,341	75	—	—	75	79	71
Central App	167	157	10	59	107	1	12,803	159	8	74	93	169	176
Illinois	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	2,080	1,980	100	1,857	222	1	9,371	2,057	23	1,807	273	1,900	1,812

(1) As received Btus per lb. includes the weight of moisture in the coal on an as sold basis.

Total Unassigned Reserves
(Tons in millions)

	Total Unassigned Recoverable Reserves	Proven	Probable	Sulfur Content (lbs. per million Btus)			As Received Btus per lb.(1)	Reserve Control		Mining Method	
				<1.2	1.2-2.5	>2.5		Leased	Owned	Surface	Underground
Wyoming	498	406	92	449	49	—	9,557	405	93	323	175
Montana	717	595	122	717	—	—	8,582	717	—	717	—
Utah	66	17	49	32	34	—	11,436	66	—	—	66
Colorado	30	24	6	28	2	—	11,458	30	—	—	30
Central App	170	121	49	37	95	38	12,724	133	37	39	131
Illinois	374	270	104	—	—	374	11,592	56	318	2	372
Total	1,855	1,433	422	1,263	180	412	9,979	1,407	448	1,081	774

(1) As received Btus per lb. includes the weight of moisture in the coal on an as sold basis.

Federal and state legislation controlling air pollution affects the demand for certain types of coal by limiting the amount of sulfur dioxide which may be emitted as a result of fuel combustion and encourages a greater demand for low-sulfur coal. All of our identified coal reserves have been subject to preliminary coal seam analysis to test sulfur content. Of these reserves, approximately 79.3% consist of compliance coal, or coal which emits 1.2 pounds or less of sulfur dioxide per million Btus upon combustion, while an additional 6.1% could be sold as low-sulfur coal. The balance is classified as high-sulfur coal. Most of our reserves are suitable for the domestic steam coal markets. A substantial portion of the low-sulfur and compliance coal reserves at the Cumberland River, Lone Mountain and Mountain Laurel mining complexes may also be used as metallurgical coal.

The carrying cost of our coal reserves at December 31, 2009 was $1.7 billion, consisting of $107.7 million of prepaid royalties and a net book value of coal lands and mineral rights of $1.6 billion.

Reserve Acquisition Process

We acquire a significant portion of the coal we control in the western United States through LBA process. Under this process, before a mining company can obtain new coal reserves, the coal tract must be nominated for lease, and the company must win the lease through a competitive bidding process. The LBA process can last anywhere from two to five years from the time the coal tract is nominated to the time a final bid is accepted by the BLM. After the LBA is awarded, the company then conducts the necessary testing to determine what amount can be classified as reserves.

To initiate the LBA process, companies wanting to acquire additional coal must file an application with the BLM's state office indicating interest in a specific coal tract. The BLM reviews the initial application to determine whether the application conforms to existing land-use plans for that particular tract of land and that the application would provide for maximum coal recovery. The application is further reviewed by a regional coal team at a public meeting. Based on a review of the available information and public comment, the regional coal team will make a recommendation to the BLM whether to continue, modify or reject the application.

If the BLM determines to continue the application, the company that submitted the application will pay for a BLM-directed environmental analysis or an environmental impact statement to be completed. This analysis or impact statement is subject to publication and public comment. The BLM may consult with other governmental agencies during this process, including state and federal agencies, surface management agencies, Native American tribes or bands, the U.S. Department of Justice or others as needed. The public comment period for an analysis or impact statement typically occurs over a 60-day period.

After the environmental analysis or environmental impact statement has been issued and a recommendation has been published that supports the lease sale of the LBA tract, the BLM schedules a public competitive lease sale. The BLM prepares an internal estimate of the fair market value of the coal that is based on its economic analysis and comparable sales analysis. Prior to the lease sale, companies interested in acquiring the lease must send sealed bids to the BLM. The bid amounts for the lease are payable in five annual installments, with the first 20% installment due when the mining operator submits its initial bid for an LBA. Before the lease is approved by the BLM, the company must first furnish to the BLM an initial rental payment for the first year of rent along with either a bond for the next 20% annual installment payment for the bid amount, or an application for history of timely payment, in which case the BLM may waive the bond requirement if the company successfully meets all the qualifications of a timely payor. The bids are opened at the lease sale. If the BLM decides to grant a lease, the lease is awarded to the company that submitted the highest total bid meeting or exceeding the BLM's fair market value estimate, which is not published. The BLM, however, is not required to grant a lease even if it determines that a bid meeting or exceeding the fair market value of the coal has been submitted. The winning bidder must also submit a report setting forth the nature and extent of its coal holdings to the U.S. Department of Justice for a 30-day antitrust review of the lease. If the successful bidder was not the initial applicant, the BLM will refund the initial applicant certain fees it paid in connection with the application process, for example the fees associated with the environmental analysis or environmental impact statement, and the winning bidder will bear those costs. Coal won through the LBA process and subject to federal leases are administered by the U.S. Department of Interior under the Federal Coal Leasing Amendment Act of 1976. In addition, we occasionally add small coal tracts adjacent to our existing LBAs through an agreed upon lease modification with the BLM. Once the BLM has issued a lease, the company must also complete the permitting process before it can mine the coal. You should see the section entitled "Environmental and Other Regulatory Matters."

Most of our federal coal leases have an initial term of 20 years and are renewable for subsequent 10-year periods and for so long thereafter as coal is produced in commercial quantities. These leases require diligent development within the first ten years of the lease award with a required coal extraction of 1.0% of the total coal under the lease by the end of that 10-year period. At the end of the 10-year development period, the lessee is required to maintain continuous operations, as defined in the applicable leasing regulations. In certain cases a lessee may combine contiguous leases into a logical mining unit, which we refer to as an LMU. This allows the production of coal from any of the leases within the LMU to be used to meet the continuous operation requirements for the entire LMU. Some of our mines are also subject to coal leases with applicable state regulatory agencies and have different terms and conditions that we must adhere to in a similar way to our federal leases. Under these federal and state leases, if the leased coal is not diligently developed during the initial 10-year development period or if certain other terms of the leases are not complied with, including the requirement to produce a minimum quantity of coal or pay a minimum production royalty, if applicable, the BLM or the applicable state regulatory agency can terminate the lease prior to the expiration of its term.

Title to Coal Property

Title to coal properties held by lessors or grantors to us and our subsidiaries and the boundaries of properties are normally verified at the time of leasing or acquisition. However, in cases involving less significant properties and consistent with industry practices, title and boundaries are not completely verified until such time as our independent operating subsidiaries prepare to mine such reserves. If defects in title or boundaries of undeveloped reserves are discovered in the future, control of and the right to mine such reserves could be adversely affected. You should see "A defect in title or the loss of a leasehold interest in certain property could limit our ability to mine our coal reserves or result in significant unanticipated costs" contained under the heading "Risk Factors" for more information.

At December 31, 2009, approximately 11.9% of our coal reserves were held in fee, with the balance controlled by leases, most of which do not expire until the exhaustion of mineable and merchantable coal. Under current mining plans, substantially all reported leased reserves will be mined out within the period of existing leases or within the time period of assured lease renewals. Royalties are paid to lessors either as a fixed price per ton or as a percentage of the gross sales price of the mined coal. The majority of the significant leases are on a percentage royalty basis. In some cases, a payment is required, payable either at the time of execution of the lease or in annual installments. In most cases, the prepaid royalty amount is applied to reduce future production royalties.

From time to time, lessors or sublessors of land leased by our subsidiaries have sought to terminate such leases on the basis that such subsidiaries have failed to comply with the financial terms of the leases or that the mining and related operations conducted by such subsidiaries are not authorized by the leases. Some of these allegations relate to leases upon which we conduct operations material to our consolidated financial position, results of operations and liquidity, but we do not believe any pending claims by such lessors or sublessors have merit or will result in the termination of any material lease or sublease.

We leased approximately 20,400 acres of property to other coal operators in 2009. We received royalty income of $6.3 million in 2009 from the mining of approximately 2.2 million tons, $6.8 million in 2008 from the mining of approximately 3.1 million tons and $5.6 million in 2007 from the mining of approximately 2.1 million tons on those properties. We have included reserves at properties leased by us to other coal operators in the reserve figures set forth in this report.

ITEM 3. LEGAL PROCEEDINGS.

We are involved in various claims and legal actions arising in the ordinary course of business, including employee injury claims. After conferring with counsel, it is the opinion of management that the ultimate resolution of these claims, to the extent not previously provided for, will not have a material adverse effect on our consolidated financial condition, results of operations or liquidity.

Permit Litigation Matters

Surface mines at our Mingo Logan and Coal-Mac mining operations were identified in an existing lawsuit brought by the Ohio Valley Environmental Coalition (OVEC) in the U.S. District Court for the Southern District of West Virginia as having been granted Clean Water Act § 404 permits by the Army Corps of Engineers, allegedly in violation of the Clean Water Act and the National Environmental Policy Act.

The lawsuit, brought by OVEC in September 2005, originally was filed against the Corps for permits it had issued to four subsidiaries of a company unrelated to us or our operating subsidiaries. The suit claimed that the Corps had issued permits to the subsidiaries of the unrelated company that did not comply with the National Environmental Policy Act and violated the Clean Water Act.

The court ruled on the claims associated with those four permits in orders of March 23 and June 13, 2007. In the first of those orders, the court rescinded the four permits, finding that the Corps had inadequately assessed the likely impact of valley fills on headwater streams and had relied on inadequate or unproven mitigation to offset those impacts. In the second order, the court entered a declaratory judgment that discharges of sediment from the valley fills into sediment control ponds constructed in-stream to control that sediment must themselves be permitted under a different provision of the Clean Water Act, § 402, and meet the effluent limits imposed on discharges from these ponds. Both of the district court rulings were appealed to the U.S. Court of Appeals for the Fourth Circuit.

Before the court entered its first order, the plaintiffs were permitted to amend their complaint to challenge the Coal-Mac and Mingo Logan permits. Plaintiffs sought preliminary injunctions against both operations, but later reached agreements with our operating subsidiaries that have allowed mining to progress in limited areas while the district court's rulings were on appeal. The claims against Coal-Mac were thereafter dismissed.

On February, 13, 2009, the Fourth Circuit reversed the District Court. The Fourth Circuit held that the Corps' jurisdiction under Section 404 of the Clean Water Act is limited to the narrow issue of the filling of jurisdictional waters. The court also held that the Corps' findings of no significant impact under the National Environmental Policy Act and no significant degradation under the Clean Water Act are entitled to deference. Such findings entitle the Corps to avoid preparing an environmental impact statement, the absence of which was one issue on appeal. These holdings also validated the type of mitigation projects proposed by our operations to minimize impacts and comply with the relevant statutes. Finally, the Fourth Circuit found that stream segments, together with the sediment ponds to which they connect, are unitary "waste treatment systems," not "waters of the United States," and that the Corps' had not exceeded its authority in permitting them.

The Ohio Valley Environmental Coalition sought rehearing before the entire appellate court which was denied on May 29, and the decision was given legal effect on June 24. An appeal to the U.S. Supreme Court was then filed on August 26, 2009. The Supreme Court's acceptance of such appeal is discretionary.

Mingo Logan filed a motion for summary judgment with the district court on July 17, 2009, asking that judgment be entered in its favor because no outstanding legal issues remained for decision as a result of the Fourth Circuit's February decision.

Additional information can be obtained from the U.S. District Court for the Southern District of West Virginia.

Potential EPA Prohibitions related to water discharges from the Spruce Permit

By letter of September 3, 2009, the EPA asked the Corps of Engineers to suspend, revoke or modify the existing permit it issued in January 2007 to Mingo Logan under Section 404 of the Clean Water Act, claiming that "new information and circumstances have arisen which justify reconsideration of the permit." By letter of September 30, 2009, the Corps of Engineers advised the EPA that it would not reconsider its decision to issue the permit. By letter of October 16, 2009, the EPA advised the Corps that it has "reason to believe" that the Mingo Logan mine will have "unacceptable adverse impacts to fish and wildlife resources" and that it intends to issue a public notice of a proposed determination to restrict or prohibit discharges of fill material that already are approved by the Corps' permit. The EPA has not yet issued that public notice. Mingo Logan and the EPA continue to engage in discussions as to modifications to the permit or mine plan that would avoid further action by the EPA.

West Virginia Flooding Litigation

Over 2,000 plaintiffs sued us and more than 100 other defendants in Wyoming, Fayette, Kanawha, Raleigh, Boone and Mercer Counties, West Virginia, for property damage and personal injuries arising out of flooding that occurred in southern West Virginia on or about July 8, 2001. The plaintiffs sued coal, timber, oil and gas and land companies under the theory that mining, construction of haul roads and removal of timber caused natural surface waters to be diverted in an unnatural way, thereby causing damage to the plaintiffs.

The West Virginia Supreme Court of Appeals ruled that these cases, along with other flood damage cases not involving us, would be handled pursuant to the court's mass litigation rules. As a result of that ruling, the cases were initially transferred to the Circuit Court of Raleigh County in West Virginia to be handled by a panel consisting of three circuit court judges. Trials by watershed were initiated, to proceed in phases.

On May 2, 2006, following the Mullins/Ocean phase I trial in which we were not involved, the jury returned a verdict against the two non-settling defendants. However, the trial court set aside that verdict and granted judgment in favor of those defendants. The plaintiffs in that trial group appealed that decision, and, on June 26, 2008, the Supreme Court of Appeals reinstated the verdict. The court also reversed the January 18, 2007, dismissal of claims involving the Coal River watershed, in which we were named. Everything was remanded to the Mass Litigation Panel (the "Panel") on September 17, 2008.

The parties were ordered to mediate the case, and a confidential global settlement was reached on December 10, 2009. The Panel has scheduled a hearing for March 23, 2010 to finalize the settlement.

Clean Water Act Request for Information

On January 2, 2008, we received a request from the EPA for certain information related to compliance with effluent limitations and water quality standards under Section 308 of the Clean Water Act applicable to our eastern mining complexes located in West Virginia, Virginia and Kentucky. The request focuses on our compliance with water quality standards and effluent limitations at numerous outfalls as identified in the various NPDES permits applicable to our eastern mining complexes for the period beginning on January 1, 2003 through January 1, 2008. The compliance reporting mechanism is contained in Discharge Monitoring Reports which are required to be prepared and submitted quarterly to state environmental agencies and contain detailed monthly compliance data. In July 2008, the EPA referred the request to the U.S. Department of Justice. We are complying with the request and continue to fully cooperate with the EPA and the U.S. Department of Justice to address any identified compliance issues at our eastern mining complexes. To date, neither the EPA nor the U.S. Department of Justice has initiated any enforcement action against us.

ITEM 4. RESERVED

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market for Registrant's Common Equity and Related Stockholder Matters

Our common stock is listed and traded on the New York Stock Exchange under the symbol "ACI". On February 22, 2010, our common stock closed at $22.44 on the New York Stock Exchange. On that date, there were approximately 7,450 holders of record of our common stock.

Holders of our common stock are entitled to receive dividends when they are declared by our board of directors. When dividends are declared on common stock, they are usually paid in mid-March, June, September and December. We paid dividends on our common stock totaling $54.9 million, or $0.36 per share, in 2009 and $48.9 million, or $0.34 per share, in 2008. There is no assurance as to the amount or payment of dividends in the future because they are dependent on our future earnings, capital requirements and financial condition. You should see the section entitled "Liquidity and Capital Resources" for more information about restrictions on our ability to declare dividends.

The following table sets forth for each period indicated the dividends paid per common share, the high and low sale prices of our common stock and the closing price of our common stock on the last trading day for each of the quarterly periods indicated.

	2009			
	March 31	June 30	September 30	December 31
Dividends per common share	$ 0.09	$ 0.09	$ 0.09	$ 0.09
High	20.63	19.94	24.10	25.86
Low	11.77	12.52	13.01	19.41
Close	13.37	15.37	22.13	22.25

	2008			
	March 31	June 30	September 30	December 31
Dividends per common share	$ 0.07	$ 0.09	$ 0.09	$ 0.09
High	56.15	77.40	75.41	32.58
Low	32.98	41.25	27.90	10.43
Close	43.50	75.03	32.89	16.29

Stock Price Performance Graph

The following performance graph compares the cumulative total return to stockholders on our common stock with the cumulative total return on two indices: a peer group, consisting of CONSOL Energy, Inc., Foundation Coal Holdings, Inc., Massey Energy Company and Peabody Energy Corp., and the Standard & Poor's (S&P) 400 (Midcap) Index. The graph assumes that:

- you invested $100 in Arch Coal common stock and in each index at the closing price on December 31, 2004;
- all dividends were reinvested;
- annual reweighting of the peer groups; and
- you continued to hold your investment through December 31, 2009.

You are cautioned against drawing any conclusions from the data contained in this graph, as past results are not necessarily indicative of future performance. The indices used are included for comparative purposes only and do not indicate an opinion of management that such indices are necessarily an appropriate measure of the relative performance of our common stock.

Comparison of 5 Year Cumulative Total Return*
Among Arch Coal, Inc., The S&P Midcap 400 Index and Industry Peer Group


$300
$250
$200
$150
$100
$50
$286
$256
$258
$231
$171
$169
$155
$134
$124
$113
$112
$94
$85
$132
$117
12/2004
12/2005
12/2006
12/2007
12/2008
12/2009
Arch Coal, Inc.
S&P Midcap 400
Industry Peer Group

* $100 invested on 12/31/04 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

	12/04	12/05	12/06	12/07	12/08	12/09
Arch Coal, Inc.	100.00	224.97	170.95	257.78	94.40	131.65
S&P Midcap 400	100.00	112.55	124.17	134.08	85.50	117.46
Industry Peer Group	100.00	168.67	155.05	285.81	112.05	230.96

Issuer Purchases of Equity Securities

In September 2006, our board of directors authorized a share repurchase program for the purchase of up to 14,000,000 shares of our common stock. There is no expiration date on the current authorization, and we have not made any decisions to suspend or cancel purchases under the program. As of December 31, 2009, we have purchased 3,074,200 shares of our common stock under this program. We did not purchase any shares of our common stock under this program during the quarter ended December 31, 2009. Based on the closing price of our common stock as reported on the New York Stock Exchange on February 22, 2010, there is approximately $245 million of our common stock that may yet be purchased under this program.

ITEM 6. SELECTED FINANCIAL DATA.

	Year Ended December 31				
	2009 (1)	2008	2007 (2)	2006 (3) (4)	2005 (3) (4) (5)
	(Amounts in thousands, except per share data)				
Statement of Operations Data:					
Coal sales revenue	$2,576,081	$2,983,806	$2,413,644	$2,500,431	$2,508,773
Change in fair value of coal derivatives and trading activities, net	12,056	55,093	7,292	—	—
Income from operations	123,714	461,270	230,631	338,095	78,502
Net income attributable to Arch Coal	42,169	354,330	174,929	260,931	38,123
Preferred stock dividends	—	—	(219)	(378)	(15,579)
Basic earnings per common share	0.28	2.47	1.23	1.83	0.18
Diluted earnings per common share	0.28	2.45	1.21	1.80	0.17
Balance Sheet Data:					
Total assets	$4,840,596	$3,978,964	$3,594,599	$3,320,814	$3,051,440
Working capital	55,055	46,631	(35,370)	46,471	216,376
Long-term debt, less current maturities	1,540,223	1,098,948	1,085,579	1,122,595	971,755
Other long-term obligations	544,578	482,651	412,484	384,498	376,363
Arch Coal stockholders' equity	2,115,106	1,728,733	1,531,686	1,365,594	1,184,241
Common Stock Data:					
Dividends per share	$ 0.3600	$ 0.3400	$ 0.2700	$ 0.2200	$ 0.1600
Shares outstanding at year-end	162,441	142,833	143,158	142,179	142,573
Cash Flow Data:					
Cash provided by operating activities	$ 382,980	$ 679,137	$ 330,810	$ 308,102	$ 254,607
Depreciation, depletion and amortization, including amortization of acquired sales contracts, net	321,231	292,848	242,062	208,354	212,301
Capital expenditures	323,150	497,347	488,363	623,187	357,142
Net proceeds from the issuance of long term debt and the sale of common stock	896,774	—	—	—	—
Payments made to acquire Jacobs Ranch	(768,819)	—	—	—	—
Dividend payments	54,969	48,847	38,945	31,815	27,639
Operating Data:					
Tons sold	126,116	139,595	135,010	134,976	140,202
Tons produced	119,568	133,107	126,624	126,015	129,685
Tons purchased from third parties	7,477	6,037	8,495	10,092	11,226

(1) On October 1, 2009, we purchased the Jacobs Ranch mining complex in the Powder River Basin from Rio Tinto Energy America for a purchase price of $768.8 million. To finance the acquisition, the Company sold 19.55 million shares of its common stock and $600.0 million in aggregate principal amount of senior unsecured notes. The net proceeds received from the issuance of common stock were $326.5 million and the net proceeds received from the issuance of the 8.75% senior unsecured notes were $570.3 million.

(2) On June 29, 2007, we sold select assets and related liabilities associated with our Mingo Logan — Ben Creek mining complex in West Virginia for $43.5 million. We recognized a net gain of $8.9 million in 2007 resulting from the sale.

(3) On October 27, 2005, we conducted a precautionary evacuation of our West Elk mine after we detected elevated readings of combustion-related gases in an area of the mine where we had completed mining activities but had not yet removed final

longwall equipment. We estimate that the idling resulted in $30.0 million of lost profits during the first quarter of 2006, in addition to the effect of the idling and fire-fighting costs incurred during the fourth quarter of 2005 of $33.3 million. We recognized insurance recoveries related to the event of $41.9 million during the year ended December 31, 2006.

(4) On December 31, 2005, we sold all of the stock of three subsidiaries and their associated mining operations and coal reserves in Central Appalachia to Magnum. As a result of the transaction, we recognized a gain during 2005 of $7.5 million. In addition, we recognized expenses of $8.7 million during 2006 related to the finalization of working capital adjustments to the purchase price, adjustments to estimated volumes associated with sales contracts acquired by Magnum and expense related to settlement accounting for pension plan withdrawals.

(5) On December 30, 2005, we completed a reserve swap with Peabody Energy Corp. and sold to Peabody a rail spur, rail loadout and an idle office complex located in the Powder River Basin, for a purchase price of $84.6 million. As a result of the transaction, we recognized a gain of $46.5 million.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Overview

We are one of the largest coal producers in the United States. We sell substantially all of our coal to power plants, steel mills and industrial facilities. The locations of our mines enable us to ship coal to most of the major coal-fueled power plants, steel mills and export facilities located in the United States. We may also export coal, particularly the metallurgical coal that is used in the steel industry. Rapid economic expansion in China, India and other parts of Southeast Asia has significantly increased the demand for steel and, therefore, metallurgical coal in recent years.

Our three reportable business segments are based on the low-sulfur U.S. coal producing regions in which we operate — the Powder River Basin, the Western Bituminous region and the Central Appalachia region. These geographically distinct areas are characterized by geology, coal transportation routes to consumers, regulatory environments and coal quality. These regional similarities have caused market and contract pricing environments to develop by coal region and form the basis for the segmentation of our operations.

The Powder River Basin is located in northeastern Wyoming and southeastern Montana. The coal we mine from surface operations in this region has a very low sulfur content and a low heat value compared to the other regions in which we operate. The price of Powder River Basin coal is generally less than that of coal produced in other regions because Powder River Basin coal exists in greater abundance, is easier to mine and thus has a lower cost of production. In addition, Powder River Basin coal is generally lower in heat content, which requires some electric power generation facilities to blend it with higher Btu coal or retrofit some existing coal plants to accommodate lower Btu coal. The Western Bituminous region includes Colorado, Utah and southern Wyoming. Coal we mine from underground and surface mines in this region typically has a low sulfur content and varies in heat content. Central Appalachia includes eastern Kentucky, Tennessee, Virginia and southern West Virginia. Coal we mine from both surface and underground mines in this region generally has a high heat content and low sulfur content. In addition, we may sell a portion of the coal we produce in the Central Appalachia region as metallurgical coal, which has high heat content, low expansion pressure, low sulfur content and various other chemical attributes. As such, the prices at which we sell metallurgical coal to customers in the steel industry generally exceed the prices offered by power plants and industrial users for steam coal.

We estimate that the U.S. power generation market declined approximately 4% in 2009 in response to weak domestic and international economic conditions, as well as an unseasonably mild summer in most of the U.S. U.S. coal consumption declined significantly, primarily as a result of weak industrial demand in geographic regions that traditionally rely more heavily on coal-fueled electricity generation as well as low natural gas prices that induced power generation customers to switch from coal to natural gas. As a result of these market pressures, coupled with continued geological challenges in certain regions, cost pressures, regulatory hurdles and limited access to capital, coal production and capital spending across the domestic coal industry have been curtailed.

In response to weakened demand caused by challenging domestic and international economic conditions, we curtailed production in all operating regions. In the Powder River Basin, we idled a second dragline and associated equipment in the second quarter of 2009. In the Western Bituminous region, we reduced production at our West Elk mine in response to declining demand from power generation and industrial customers for Western Bituminous coal and elevated levels of lower-quality, mid-ash coal produced at the mine resulting from intermittent sandstone intrusions. As a result of the curtailment, we laid off 61 employees and discontinued the use of 38 contractors in the second quarter of 2009. In Central Appalachia, we reduced production by slowing the rate of advance of equipment, by shortening or eliminating shifts at several mining complexes, and by idling an underground mine and certain surface mining equipment at our Cumberland River mining complex, which included the layoff of 85 employees in the second quarter of 2009. In addition, we decreased our 2009 capital expenditures from 2008 levels and implemented other process improvement initiatives and cost containment programs.

Trends on the domestic and international front may benefit domestic coal markets in 2010 and beyond. We believe that the continuing strength in metallurgical coal markets that occurred in the fourth quarter of 2009 will drive growth for the industry during 2010 — both domestically and internationally — and will likely have an effect on steam coal markets. In the steam coal markets, domestic electricity generation increased towards the end of 2009, fueled by a cold winter and an improving economy. In international coal markets, China became a significant coal importer in 2009 and India's coal imports also increased — expanding by more than 25% in a single year. In fact, we estimate that by 2012, China, India and Brazil's net coal imports could grow as much as 250 million short tons of coal, which would represent 25% of total seaborne supply. We believe these factors will result in a positive movement in market pricing in the second half of 2010.

Items Affecting Comparability of Reported Results

The comparability of our operating results for the years ended December 31, 2009, 2008 and 2007 is affected by the following significant items:

Equity and Debt Offerings — During the third quarter of 2009, we sold 19.55 million shares of our common stock at a price of $17.50 per share and issued $600.0 million in aggregate principal amount, 8.75% senior unsecured notes due 2016 at an initial issue price of 97.464%. The net proceeds received from the issuance of common stock were $326.5 million and the net proceeds received from the issuance of the 8.75% senior unsecured notes were $570.3 million. See further discussion of these transactions in "Liquidity and Capital Resources". We used the net proceeds from these transactions primarily to finance the purchase of the Jacobs Ranch mining complex, as discussed below.

Purchase of Jacobs Ranch mining operations — On October 1, 2009, we consummated the purchase of the Jacobs Ranch mining operations for a purchase price of $768.8 million. The acquired operations included approximately 345 million tons of coal reserves located adjacent to our Black Thunder mining complex. We expect to achieve significant operating efficiencies by combining the two operations. Roughly one half of our estimated synergies represent operational cost savings, while others relate to administrative cost reductions as well as enhanced coal-blending optimization opportunities. We are also using one of the idled Black Thunder draglines on the new property.

Sale of Mingo Logan-Ben Creek mining complex — On June 29, 2007, we sold selected assets and related liabilities associated with our Mingo Logan-Ben Creek mining complex in West Virginia to a subsidiary of Alpha Natural Resources, Inc. for $43.5 million. During the period from January 1, 2007 until June 29, 2007, these operations contributed coal sales of 1.2 million tons, revenues of $75.1 million and income from operations of $9.1 million. We recognized a net gain of $8.9 million in the year ended December 31, 2007 resulting from this transaction, net of accrued losses of $12.5 million on firm commitments to purchase coal through 2008 to supply below-market sales contracts that could no longer be sourced from our operations and $4.9 million of employee-related payments.

Results of Operations

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Summary. Our results during 2009 when compared to 2008 were influenced primarily by lower sales volumes due to weak market conditions, a decrease in gains from our coal trading activities, a reduction in 2008 in our valuation allowance against deferred tax assets and higher interest expense.

Revenues. The following table summarizes information about coal sales during the year ended December 31, 2009 and compares it with the information for the year ended December 31, 2008:

	Year Ended December 31		Decrease	
	2009	2008	Amount	%
	(Amounts in thousands, except per ton data and percentages)			
Coal sales	$2,576,081	$2,983,806	$(407,725)	(13.7)%
Tons sold	126,116	139,595	(13,479)	(9.7)%
Coal sales realization per ton sold	$ 20.43	$ 21.37	$ (0.94)	(4.4)%

Coal sales decreased in 2009 from 2008 primarily due to lower sales volumes in all operating regions, driven by weak market conditions. Average sales prices during 2009 were lower than during 2008 due primarily to a decrease in metallurgical sales volumes in our Central Appalachia region, which offset the impact of generally higher base pricing on steam coal. We have provided more information about the tons sold and the coal sales realizations per ton by operating segment under the heading "Operating segment results."

Costs, expenses and other. The following table summarizes costs, expenses and other components of operating income for the year ended December 31, 2009 and compares it with the information for the year ended December 31, 2008:

	Year Ended December 31		Increase (Decrease) in Net Income	
	2009	2008	$	%
	(Dollars in thousands)			
Cost of coal sales	$2,070,715	$2,183,922	113,207	5.2%
Depreciation, depletion and amortization	301,608	293,553	(8,055)	(2.7)
Amortization of acquired sales contracts, net	19,623	(705)	(20,328)	N/A
Selling, general and administrative expenses	97,787	107,121	9,334	8.7
Change in fair value of coal derivatives and coal trading activities, net	(12,056)	(55,093)	(43,037)	(78.1)
Costs related to acquisition of Jacobs Ranch	13,726	—	(13,726)	(100.0)
Other operating income, net	(39,036)	(6,262)	32,774	523.4
Total	$2,452,367	$2,522,536	$ 70,169	2.8%

Cost of coal sales. Our cost of coal sales decreased in 2009 from 2008 due to the lower sales volumes across all operating segments and a decrease in transportation costs due to a decrease in barge and export sales. We have provided more information about our operating segments under the heading "Operating segment results."

Depreciation, depletion and amortization. When compared with 2008, higher depreciation and amortization costs in 2009 resulted from the acquisition of the Jacobs Ranch mining complex on October 1, 2009 and the amortization of development costs related to the seam at the West Elk mine where we commenced longwall production in the fourth quarter of 2008, partially offset by the impact of lower volume levels on depletion and amortization costs calculated on a units-of-production method. We have provided more information about our operating segments under the heading "Operating segment results" and our capital spending in the section entitled "Liquidity and Capital Resources."

Amortization of acquired sales contracts, net. The increase in the amortization of acquired sales contracts, net is the result of the acquisition of the Jacobs Ranch mining operation. The majority of the fair value of sales contracts acquired of $58.4 million will be amortized by the end of 2011.

Selling, general and administrative expenses. The decrease in selling, general and administrative expenses from 2008 to 2009 is due primarily to a decrease in incentive compensation costs of $8.7 million and a decrease of $4.6 million in costs associated with our deferred compensation plan, where amounts recognized are impacted by changes in the value of our common stock and changes in the value of the underlying investments. Partially offsetting the effect of the decrease in compensation-related costs were an increase in legal and other professional fees of $2.4 million and the $1.5 million expense in 2009 of our five-year pledge to a company participating in the research and development of technologies for capturing carbon dioxide emissions.

Change in fair value of coal derivatives and coal trading activities, net. Net gains relate to the net impact of our coal trading activities and the change in fair value of other coal derivatives that have not been designated as hedge instruments in a hedging relationship. Our coal trading function enabled us to take advantage of the significant price movements in the coal markets during 2008.

Costs related to acquisition of Jacobs Ranch. Costs we incurred during 2009 related to the acquisition of the Jacobs Ranch mining complex were expensed under new accounting rules we adopted in 2009.

Other operating income, net. The net increase is primarily the result of an increase in net income from bookouts (the offsetting of coal sales and purchase contracts) and contract settlements.

Operating segment results. The following table shows results by operating segment for the year ended December 31, 2009 and compares it with the information for the year ended December 31, 2008:

	Year Ended December 31		Increase (Decrease)	
	2009	2008	Amount	%
	(Amounts in thousands, except per ton data and percentages)			
Powder River Basin				
Tons sold	96,083	102,557	(6,474)	(6.3)%
Coal sales realization per ton sold(1)	$ 12.43	$ 11.30	$ 1.13	10.0%
Operating margin per ton sold(2)	$ 0.79	$ 1.02	$ (0.23)	(22.5)%
Western Bituminous				
Tons sold	16,747	20,606	(3,859)	(18.7)%
Coal sales realization per ton sold(1)	$ 29.11	$ 27.46	$ 1.65	6.0%
Operating margin per ton sold(2)	$ 1.55	$ 5.69	$ (4.14)	(72.8)%
Central Appalachia				
Tons sold	13,286	16,432	(3,146)	(19.1)%
Coal sales realization per ton sold(1)	$ 59.58	$ 66.72	$ (7.14)	(10.7)%
Operating margin per ton sold(2)	$ 6.22	$ 17.53	$(11.31)	(64.5)%

(1) Coal sales prices per ton exclude certain transportation costs that we pass through to our customers. We use these financial measures because we believe the amounts as adjusted better represent the coal sales prices we achieved within our operating segments. Since other companies may calculate coal sales prices per ton differently, our calculation may not be comparable to similarly titled measures used by those companies. For the year ended December 31, 2009, transportation costs per ton were $0.11 for the Powder River Basin, $3.18 for the Western Bituminous region and $2.89 for Central Appalachia. For the year ended December 31, 2008, transportation costs per ton were $0.03 for the Powder River Basin, $4.54 for the Western Bituminous region and $4.02 for Central Appalachia.

(2) Operating margin per ton is calculated as coal sales revenues less cost of coal sales and depreciation, depletion and amortization, including amortization of acquired sales contracts, divided by tons sold.

Powder River Basin — The decrease in sales volume in the Powder River Basin in 2009 when compared with 2008 is due to a decline in demand stemming from weak market conditions. At the Black Thunder mining complex, in response to these conditions, we reduced production and idled one dragline in the fourth quarter of 2008 and another dragline in May 2009, along with the related support equipment. This reduction was partially offset by the impact of the acquisition of the Jacobs Ranch mining operations on October 1, 2009. Increases in sales prices during 2009, when compared with 2008, primarily reflect higher pricing from contracts committed during 2008, when market conditions were more favorable, partially offset by the effect of lower pricing on market-index priced tons and the effect of lower sulfur dioxide allowance pricing. On a per-ton basis, operating margins in 2009 decreased compared to 2008 due to an increase in per-ton costs. The increase in annual per-ton costs, despite our cost containment efforts, resulted primarily from the effect of spreading fixed costs over lower volume levels; however, our per-ton operating costs improved in the fourth quarter of 2009, as a result of synergies achieved from the acquisition of the Jacobs Ranch mining operation.

Western Bituminous — In the Western Bituminous region, we sold fewer tons in 2009 than in 2008 due to the weak market conditions as well as quality issues at the West Elk mining complex. In the first half of 2009, we encountered sandstone intrusions at the West Elk mining complex that resulted in a higher ash content in the coal produced, and declining coal demand had an impact on our efforts to market this coal. As a result of the weak market demand for this coal, we reduced our production levels at the mine. To address any ongoing quality issues, we are building a preparation plant at the mine for an estimated cost of $25 million to $30 million. We expect the construction of the prep plant to be completed in the second half of 2010. The detrimental impact on our per-ton realizations of selling coal with a higher ash content offset the beneficial impact of the roll-off of lower-priced legacy contracts in 2008. Lower per-ton operating margins during 2009 were the result of the West Elk quality issues and the lower production levels, however, per-ton costs decreased in the fourth quarter as the longwall advanced into more favorable geology, as expected, improving our margins.

Central Appalachia — The decrease in sales volumes in 2009, when compared with 2008, is due to the weaker market demand in 2009. In response to the weakened demand, we reduced our production in Central Appalachia by slowing the rate of advance of equipment, by shortening or eliminating shifts at several mining complexes, and by idling an underground mine and certain surface mining equipment at our Cumberland River mining complex in the second quarter of 2009. Economic conditions have also adversely impacted demand and pricing for metallurgical coal, and lower per-ton realizations in 2009 compared to 2008 resulted from a decrease in our metallurgical coal sales volumes and pricing. We sold 2.1 million tons into metallurgical markets in 2009 compared to 4.4 million tons in 2008. Because metallurgical coal generally commands a higher price than steam coal, the decrease had a detrimental impact on our average per-ton realizations. In addition to the lower per-ton realizations in 2009, our operating margins were also impacted by an increase in operating costs per ton in 2009 from 2008, due primarily to the lower production levels and the effect of spreading fixed costs over fewer tons.

Net interest expense. The following table summarizes our net interest expense for the year ended December 31, 2009 and compares it with the information for the year ended December 31, 2008:

	Year Ended December 31		Decrease in Net Income	
	2009	2008	$	%
	(Dollars in thousands)			
Interest expense	$(105,932)	$(76,139)	$(29,793)	(39.1)%
Interest income	7,622	11,854	(4,232)	(35.7)
Total	$ (98,310)	$(64,285)	$(34,025)	(52.9)%

The increase in interest expense in 2009 compared to 2008 is primarily due to the issuance of the 8.75% senior notes in July, 2009 and a decrease in capitalized interest costs. Interest costs capitalized were $0.8 million during 2009, compared with $11.7 million during 2008. For more information on our borrowing facilities and ongoing capital improvement and development projects, see the section entitled "Liquidity and Capital Resources."

During 2009 and 2008, we recorded interest income of $6.1 million and $10.3 million, respectively, related to a black lung excise tax refund recorded in the fourth quarter of 2008.

Income taxes. Our effective income tax rate is sensitive to changes in estimates of annual profitability and percentage depletion. The following table summarizes our income taxes for the year ended December 31, 2009 and compares it with information for the year ended December 31, 2008

	Year Ended December 31		Increase in Net Income	
	2009	2008	$	%
	(Dollars in thousands)			
Provision for (benefit from) income taxes	$(16,775)	$41,774	$58,549	140.2%

In 2009, our income taxes were impacted by decreased profitability. The income tax provision in 2008 included a $58.0 million reduction in our valuation allowance against net operating loss and alternative minimum tax credit carryforwards that reduced our income tax provision.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Summary. Our results during 2008 when compared to 2007 were influenced primarily by stronger market conditions, particularly in the first half of 2008, the impact of our coal trading activities and the elimination of the valuation allowance against deferred tax assets, offset in part by an upward pressure on commodity costs and higher depreciation, depletion and amortization costs.

Revenues. The following table summarizes information about coal sales during the year ended December 31, 2008 and compares it with the information for the year ended December 31, 2007:

	Year Ended December 31		Increase	
	2008	2007	Amount	%
	(Amounts in thousands, except per ton data and percentages)			
Coal sales	$2,983,806	$2,413,644	$570,162	23.6%
Tons sold	139,595	135,010	4,585	3.4%
Coal sales realization per ton sold	$ 21.37	$ 17.88	$ 3.49	19.5%

Coal sales increased in 2008 from 2007 due to higher price realizations across all segments, a greater percentage of metallurgical coal sales in Central Appalachia and higher sales volumes. We have provided more information about the tons sold and the coal sales realizations per ton by operating segment under the heading "Operating segment results."

Costs, expenses and other. The following table summarizes costs, expenses, and other components of operating income for the year ended December 31, 2008 and compares it with the information for the year ended December 31, 2007:

	Year Ended December 31		Increase (Decrease) in Net Income	
	2008	2007	$	%
	(Dollars in thousands)			
Cost of coal sales	$2,183,922	$1,888,285	$(295,637)	(15.7)%
Depreciation, depletion and amortization	293,553	243,695	(49,858)	(20.5)
Amortization of acquired sales contracts, net	(705)	(1,633)	(928)	(56.8)
Selling, general and administrative expenses	107,121	84,446	(22,675)	(26.9)
Change in fair value of coal derivatives and coal trading activities, net	(55,093)	(7,292)	47,801	655.5
Other operating income, net	(6,262)	(24,488)	(18,226)	(74.4)
Total	$2,522,536	$2,183,013	$(339,523)	(15.6)%

Cost of coal sales. Our cost of coal sales increased from 2007 to 2008 primarily due to higher taxes, royalties and other costs that are sensitive to sales prices ($83.8 million), an increase in transportation costs primarily due to increased barge and export sales ($68.1 million), the increase in sales volumes and higher per-ton production costs in the Powder River Basin. We have provided more information about the results of our operating segments under the heading "Operating segment results."

Depreciation, depletion and amortization. The increase in depreciation, depletion and amortization expense from 2007 to 2008 is due primarily to the costs of capital improvement and mine development projects that we capitalized in 2007 and 2008. We have provided more information about our operating segments under the heading "Operating segment results" and our capital spending in the section entitled "Liquidity and Capital Resources."

Selling, general and administrative expenses. The increase in selling, general and administrative expenses from 2007 to 2008 is due primarily to increases in employee compensation costs of approximately $13.0 million, primarily incentive compensation, industry group dues of approximately $5.0 million and an increase in corporate expenses, including professional fees and travel costs.

Change in fair value of coal derivatives and coal trading activities, net. Net gains in 2008 relate to the net impact of our coal trading activities and the change in fair value of other coal derivatives that have not been designated as hedge instruments in a hedging relationship. Our coal trading function enabled us to take advantage of price movements in the coal markets primarily during the first half of 2008.

Other operating income, net. The decrease in net income from changes in other operating income, net in 2008 compared to 2007 is due primarily to a gain in 2007 of $8.9 million on the disposition of the Mingo Logan — Ben Creek property and gains in 2007 of $8.4 million related to the sale of non-core reserves in the Powder River Basin and Central Appalachia.

Operating segment results. The following table shows results by operating segment for the year ended December 31, 2008 and compares it with the information for the year ended December 31, 2007:

	Year Ended December 31		Increase (Decrease)	
	2008	2007	Amount	%
	(Amounts in thousands, except per ton data and percentages)			
Powder River Basin				
Tons sold	102,557	99,145	3,412	3.4%
Coal sales realization per ton sold[1]	$ 11.30	$ 10.59	$ 0.71	6.7%
Operating margin per ton sold[2]	$ 1.02	$ 1.23	$ (0.21)	(17.1)%
Western Bituminous				
Tons sold	20,606	19,362	1,244	6.4%
Coal sales realization per ton sold[1]	$ 27.46	$ 24.73	$ 2.73	11.0%
Operating margin per ton sold[2]	$ 5.69	$ 5.11	$ 0.58	11.4%
Central Appalachia				
Tons sold	16,432	16,503	(71)	(0.4)%
Coal sales realization per ton sold[1]	$ 66.72	$ 47.87	$18.85	39.4%
Operating margin per ton sold[2]	$ 17.53	$ 3.89	$13.64	350.6%

(1) Coal sales prices per ton exclude certain transportation costs that we pass through to our customers. We use these financial measures because we believe the amounts as adjusted better represent the coal sales prices we achieved within our operating segments. Since other companies may calculate coal sales prices per ton differently, our calculation may not be comparable to similarly titled measures used by those companies. For the year ended December 31, 2008, transportation costs per ton were $0.03 for the Powder River Basin, $4.54 for the Western Bituminous region and $4.02 for Central Appalachia. For the year ended December 31, 2007, transportation costs per ton billed to customers were $0.03 for the Powder River Basin, $3.17 for the Western Bituminous region and $1.82 for Central Appalachia.

(2) Operating margin per ton is calculated as coal sales revenues less cost of coal sales and depreciation, depletion and amortization, including amortization of acquired sales contracts, divided by tons sold.

Powder River Basin — Sales volume in the Powder River Basin was higher in 2008 when compared to 2007 due primarily to planned production cutbacks in 2007 in response to weak market conditions. Increases in sales prices during 2008 when compared with 2007 reflect higher pricing on contract and market index-priced tons, partially offset by the effect of lower sulfur dioxide emission allowance prices. On a per-ton basis, operating margins in 2008 decreased from 2007 due to an increase in per-ton costs, which offset the contribution of higher sales prices. The increase in per-ton costs resulted primarily from higher diesel fuel and explosives prices, higher sales-sensitive costs, costs related to planned repair and maintenance projects and higher labor costs.

Western Bituminous — In the Western Bituminous region, sales volume increased during 2008 when compared with 2007, driven largely by increased demand in the region. Higher sales prices during 2008 when compared with 2007 resulted from higher contract pricing from the roll off of lower-priced legacy contracts and the effect of market-based sales in 2008. Higher sales prices resulted in higher per-ton operating margins for 2008 compared to 2007, partially offset by an increase in transportation costs, depreciation, depletion and amortization and sales-sensitive costs.

Central Appalachia — Our sales volumes in Central Appalachia were flat during 2008 when compared with 2007 and were affected by the commencement of production at our Mountain Laurel complex at the beginning of the fourth quarter of 2007, which offset the impact of the disposition of the Mingo Logan-Ben Creek facility in the second quarter of 2007. Higher realized prices in 2008 reflect the increase in metallurgical coal sales volumes and higher overall pricing on metallurgical and steam coal sales. We sold 4.4 million tons into metallurgical markets in 2008 compared to 2.1 million tons in 2007, and because metallurgical coal generally commands a higher price than steam coal, the increase had a beneficial impact on our average realizations in 2008 when compared to 2007. Operating margins per ton in 2008 increased from 2007 due to the increase in sales prices, net of the impact of higher sales-sensitive costs, and a decrease in other cash costs per ton sold. Our costs of production at Mountain Laurel are lower than our average for the region, which resulted in lower cash costs per ton sold, exclusive of sales-sensitive costs, in 2008 compared to 2007. These margin improvements were partially offset by the effect of higher depreciation, depletion and amortization costs, primarily from Mountain Laurel.

Net interest expense. The following table summarizes our net interest expense for the year ended December 31, 2008 and compares it with the information for the year ended December 31, 2007:

	Year Ended December 31		Increase (Decrease) in Net Income	
	2008	2007	$	%
	(Dollars in thousands)			
Interest expense	$(76,139)	$(74,865)	$(1,274)	(1.7)%
Interest income	11,854	2,600	9,254	355.9
Total	$(64,285)	$(72,265)	$ 7,980	11.0%

During 2008, we incurred slightly lower interest costs on borrowings when compared with 2007 as a result of a reduction in our average borrowing rate during 2008. This decrease was offset by a decrease in the amount of interest cost that we capitalized in 2008 when compared to 2007. We capitalized interest costs of $11.7 million during 2008 and $18.0 million during 2007. For more information on our borrowing facilities and ongoing capital improvement and development projects, see the section entitled "Liquidity and Capital Resources."

Interest income increased as a result of $10.3 million of interest on a black lung excise tax refund we filed in the fourth quarter of 2008. Under law changes related to the Emergency Economic Stabilization Act, we were able to file for a refund of $11.0 million for years that had previously been statutorily closed.

Other non-operating expense. Amounts reported as non-operating consist of income or expense resulting from our financing activities other than interest, including the amortization of previously-deferred amounts from the termination of hedge accounting related to interest rate swaps.

Income taxes. Our effective income tax rate is sensitive to changes in estimates of annual profitability and percentage depletion. The following table summarizes our income taxes for the year ended December 31, 2008 and compares it with information for the year ended December 31, 2007:

	Year Ended December 31		Decrease in Net Income	
	2008	2007	$	%
	(Dollars in thousands)			
Provision for (benefit from) income taxes	$41,774	$(19,850)	$61,624	310.4%

In 2008, our income taxes were impacted by higher profitability, reductions in our valuation allowance against net operating loss and alternative minimum tax credit carryforwards and changes in our effective tax rate when compared with 2007. Income taxes include a $58.0 million reduction in 2008 and a $38.7 million reduction in 2007 in our valuation allowance against net operating loss and alternative minimum tax credit carryforwards that reduced our income taxes. Our effective rate increased from 2007 to 2008, exclusive of the effect of change in the valuation allowance, primarily as a result of the impact of percentage depletion.

Liquidity and Capital Resources

Credit crisis and economic environment

The crisis in domestic and international financial markets has had a significant adverse impact on a number of financial institutions. Since the beginning of the crisis, our ability to issue commercial paper up to the maximum amount allowed under the program has been constrained. The ongoing uncertainty in the financial markets may have an impact in the future on: the market values of certain securities and commodities; the financial stability of our customers and counterparties; availability under our lines of credit; the cost and availability of insurance and financial surety programs, and pension plan funding requirements. We had available borrowing capacity of $740 million under our lines of credit at December 31, 2009. We also had $61 million of cash and cash equivalents on hand at December 31, 2009. Management will continue to closely monitor our liquidity, credit markets and counterparty credit risk. Management cannot predict with any certainty the impact to our liquidity of any further disruption in the credit environment.

Liquidity and capital resources

Our primary sources of cash are coal sales to customers, borrowings under our credit facilities or other financing arrangements, and debt and equity offerings related to significant transactions. Excluding any significant mineral reserve or business acquisitions, we generally satisfy our working capital requirements and fund capital expenditures and debt-service obligations with cash generated from operations or borrowings under our credit facility, accounts receivable securitization or commercial paper programs. The borrowings under these arrangements are classified as current if the underlying credit facilities expire within one year or if, based on cash projections and management plans, we do not have the intent to replace them on a long-term basis. Such plans are subject to change based on our cash needs.

We believe that cash generated from operations and borrowings under our credit facilities or other financing arrangements will be sufficient to meet working capital requirements, anticipated capital expenditures and scheduled debt payments for at least the next several years. We manage our exposure to changing commodity prices for our non-trading, long-term coal contract portfolio through the use of long-term coal supply agreements. We enter into fixed price, fixed volume supply contracts with terms greater than one year with customers with whom we have historically had limited collection issues. Our ability to satisfy debt service obligations, to fund planned capital expenditures, to make acquisitions, to repurchase our common shares and to pay dividends will depend upon our future operating performance, which will be affected by prevailing economic conditions in the coal industry and financial, business and other factors, some of which are beyond our control. In response to the economic environment and weakening coal markets, we decreased our 2009 capital spending plans and established other process improvement initiatives and cost containment programs in order to reduce costs. In fiscal 2009, capital expenditures were $323 million, which included reserve acquisitions of more than $145 million, compared to capital expenditures of $497 million in 2008.

On July 31, 2009, we sold 17 million shares of our common stock at a public offering price of $17.50 per share pursuant to an automatically effective shelf registration statement on Form S-3 and prospectus previously filed and issued $600 million in aggregate principal amount of 8.75% senior unsecured notes due 2016 at an initial issue price of 97.464% of face amount in accordance with Rule 144A and Regulation S under the Securities Act of 1933, as amended. On August 6, 2009, we issued an additional 2.55 million shares of our common stock under the same terms and conditions to cover underwriters' over-allotments. Total net proceeds from these transactions were $896.8 million. We used the net proceeds from these transactions primarily to finance the purchase of the Jacobs Ranch mining complex.

Interest is payable on the 8.75% senior notes on February 1 and August 1 of each year, commencing February 1, 2010. At any time on or after August 1, 2013, we may redeem some or all of the notes. The redemption price, reflected as a percentage of the principal amount, is: 104.375% for notes redeemed between August 1, 2013 and July 31, 2014; 102.188% for notes redeemed between August 1, 2014 and July 31, 2015; and 100% for notes redeemed on or after August 1, 2015.

The notes are guaranteed by most of our subsidiaries, except for Arch Western and its subsidiaries and Arch Receivable Company, LLC. If the Company fails to meet an interest coverage ratio test as defined in the indenture, the ability of the Company and its subsidiaries to incur additional debt; pay dividends and make distributions or repurchase stock; make investments; create liens; issue and sell capital stock of subsidiaries; sell assets; enter into restrictions affecting the ability of restricted subsidiaries to make distributions, loans or advances to the Company; engage in transactions with affiliates; enter into sale and leasebacks; and merge or consolidate or transfer and sell assets would be limited.

We entered into a registration rights agreement (the "Registration Rights Agreement") in connection with the senior notes. Pursuant to the Registration Rights agreement, we must make reasonable best efforts to cause and file a registration statement to become effective with the SEC by July 31, 2010 and complete the exchange of the 8.75% senior notes by September 14, 2010. Should those events not occur within the specified time frame, the interest rate would be increased by one-quarter of one percent per annum for the first 90 days following such period. Such interest rate would increase by an additional one-quarter of one percent per annum thereafter up to a maximum aggregate increase of one percent per annum. Once any of the required events occur, the interest rate will revert to the rate specified in the indenture.

On August 27, 2009, we entered into an amendment to our secured revolving credit facility. The amendment extended the maturity of the credit facility from June 23, 2011 to March 31, 2013 and increased our borrowing capacity from $800.0 million to $860.0 million until June 23, 2011, when it will then decrease to $762.5 million. New banks may join the credit facility after June 23, 2011, subject to an aggregate maximum borrowing amount of $800.0 million. The amendment also increased the required maximum leverage ratio. We had borrowings outstanding under the revolving credit facility of $120.0 million at December 31, 2009 and $205.0 million at December 31, 2008. Borrowings under the credit facility bear interest at a floating rate based on LIBOR determined by reference to our leverage ratio, as calculated in accordance with the credit agreement, as amended. The weighted average interest rate of borrowings outstanding at December 31, 2009 was 3.49%. Our revolving credit facility is secured by substantially all of our assets, as well as our ownership interests in substantially all of our subsidiaries, except our ownership interests in Arch Western and its subsidiaries. Financial covenants contained in our revolving credit facility, as amended, consist of a maximum leverage ratio, a maximum senior secured leverage ratio and a minimum interest coverage ratio. The leverage ratio requires that we not permit the ratio of total net debt (as defined in the facility) at the end of any calendar quarter to EBITDA (as defined in the facility) for the four quarters then ended to exceed a specified amount. The interest coverage ratio requires that we not permit the ratio of EBITDA (as defined in the facility) at the end of any calendar quarter to interest expense for the four quarters then ended to be less than a specified amount. The senior secured leverage ratio requires that we not permit the ratio of total net senior secured debt (as defined in the facility) at the end of any calendar quarter to EBITDA (as defined in the facility) for the four quarters then ended to exceed a specified amount. We were in compliance with all financial covenants at December 31, 2009.

We are party to a $175.0 million accounts receivable securitization program whereby eligible trade receivables are sold, without recourse, to a multi-seller, asset-backed commercial paper conduit. The credit facility supporting the borrowings under the program is subject to renewal annually and expires March 31, 2010. Under the terms of the program, eligible trade receivables consist of trade receivables generated by our operating subsidiaries. Actual borrowing capacity is based on the allowable amounts of accounts receivable as defined under the terms of the agreement. We had borrowings outstanding under the program of $84.0 million at December 31, 2009 and $68.6 million outstanding at December 31, 2008. The weighted average interest rate of borrowings outstanding at December 31, 2009 was 1.06%. We also had letters of credit outstanding under the securitization program of $64.5 million as of December 31, 2009. Although the participants in the program bear the risk of non-payment of purchased receivables, we have agreed to indemnify the participants with respect to various matters. The participants under the program will be entitled to receive payments reflecting a specified discount on amounts funded under the program, including drawings under letters of credit, calculated on the basis of the base rate or commercial paper rate, as applicable. We pay facility fees, program fees and letter of credit fees (based on amounts of outstanding letters of credit) at rates that vary with our leverage ratio. Under the program, we are subject to certain affirmative, negative and financial covenants customary for financings of this type, including restrictions related to, among other things, liens, payments, merger or consolidation and amendments to the agreements underlying the receivables pool. A termination event would permit the administrator to terminate the program and enforce any and all rights, subject to cure provisions, where applicable. Additionally, the program contains cross-default provisions, which would allow the administrator to terminate the program in the event of non-payment of other material indebtedness when due and any other event which results in the acceleration of the maturity of material indebtedness.

We had commercial paper outstanding of $49.5 million at December 31, 2009 and $65.7 million at December 31, 2008. Our commercial paper placement program provides short-term financing at rates that are generally lower than the rates available under our revolving credit facility. Under the program, as amended, we may sell up to $100.0 million in interest-bearing or discounted short-term unsecured debt obligations with maturities of no more than 270 days. The commercial paper placement program is supported by a line of credit that is subject to renewal annually and expires April 30, 2010. The current credit market has affected our ability to issue commercial paper up to the maximum amount allowed under the program, but we believe that the availability under our credit facilities is sufficient to satisfy our liquidity needs.

Our subsidiary, Arch Western Finance LLC, has outstanding an aggregate principal amount of $950.0 million of 6.75% senior notes due on July 1, 2013. The senior notes are guaranteed by Arch Western Resources, LLC and certain of its subsidiaries and are secured by an intercompany note from Arch Western Resources, LLC to Arch Coal, Inc. The indenture under which the senior notes were issued contains certain restrictive covenants that limit Arch Western Resources, LLC's ability to, among other things, incur additional debt, sell or transfer assets and make certain investments. The redemption price of the notes, reflected as a percentage of the principal amount, is: 102.250% for notes redeemed prior to July 1, 2010; 101.125% for notes redeemed between July 1, 2010 and June 30, 2011 and 100% for notes redeemed on or after July 1, 2011.

We have filed a universal shelf registration statement on Form S-3 with the SEC that allows us to offer and sell from time to time an unlimited amount of unsecured debt securities consisting of notes, debentures, and other debt securities, common stock, preferred stock, warrants, or units. Related proceeds could be used for general corporate purposes, including repayment of other debt, capital expenditures, possible acquisitions and any other purposes that may be stated in any related prospectus supplement.

The following is a summary of cash provided by or used in each of the indicated types of activities during the past three years:

	Year Ended December 31		
	2009	2008	2007
	(Dollars in thousands)		
Cash provided by (used in):			
Operating activities	$ 382,980	$ 679,137	$ 330,810
Investing activities	(1,130,382)	(527,545)	(424,995)
Financing activities	737,891	(86,023)	96,742

Cash provided by operating activities decreased in 2009 compared to 2008, primarily as a result of a decrease in our profitability in 2009 when compared with 2008's record profitability, due to weak coal markets as discussed in "Results of Operations." Cash provided by operating activities was $348.3 million more in 2008 compared to 2007, primarily as a result of our record profitability during 2008.

We used $602.8 million more cash in investing activities in 2009 compared to the amount used in 2008, primarily due to the acquisition of the Jacobs Ranch mining operations for $768.8 million, partially offset by a $174.2 million reduction in capital expenditures. During 2009, in addition to the last payment of $122.0 million on the Little Thunder federal coal lease, we spent approximately $19.0 million on additional longwall equipment at the West Elk mining complex in Colorado and approximately $38.0 million on a new shovel and haul trucks at the Black Thunder mine in Wyoming. During 2008, in addition to a payment of $122.0 million on the Little Thunder lease, we spent approximately $86.5 million on the construction of the loadout facility at our Black Thunder mine in Wyoming and approximately $132.1 million for the transition to the new reserve area at our West Elk mining complex. We completed the work on the loadout facility and transitioned to the new seam at West Elk in the fourth quarter of 2008.

In 2007, in addition to a payment on the Little Thunder coal lease, we acquired additional property and reserves of approximately $97.4 million. Of the remaining capital spending in 2007, major projects included the completion of development at the Mountain Laurel complex in Central Appalachia, development of the new reserve area at the West Elk mining complex in Colorado, payments for a replacement longwall at our Sufco mining complex in Utah and costs to construct the new loadout at our Black Thunder mining complex. Proceeds from asset sales were $70.3 million during 2007, compared to $1.1 million in 2008. Our proceeds from asset sales in 2007 included $43.5 million related to the sale of the Mingo Logan-Ben Creek complex and $26.0 million from the sale of non-core reserves in the Powder River Basin and Central Appalachia. Cash inflows from investing activities in 2007 also included a recovery of $18.3 million of deposits from the lease of equipment in the Powder River Basin. We had previously made deposits to purchase the equipment, primarily in the fourth quarter of 2006.

Cash provided by financing activities was $737.9 million during 2009 compared to cash used in financing activities of $86.0 million during 2008, as a result of the sale of common stock and issuance of debt that we discussed previously. As a result of these transactions, we were able to reduce outstanding borrowings under our revolving credit facility. We paid financing costs of $29.7 million in conjunction with the issuance of the 8.75% senior notes, and the amendments to our credit facilities discussed previously. In 2007, we borrowed $120.0 million more, on a net basis, under our commercial paper program and lines of credit than we did in 2008. We also paid dividends of $55.0 million in 2009, compared with $48.8 million in 2008 and $38.9 million in 2007. In 2008, we repurchased 1.5 million shares of common stock under our share repurchase program at an average price of $35.62 per share.

Ratio of Earnings to Fixed Charges

The following table sets forth our ratios of earnings to combined fixed charges and preference dividends for the periods indicated:

	Year Ended December 31				
	2009	2008	2007	2006	2005
Ratio of earnings to combined fixed charges and preference dividends[(1)]	1.26x	4.91x	2.37x	3.86x	N/A

(1) Earnings consist of income from operations before income taxes and are adjusted to include only distributed income from affiliates accounted for on the equity method and fixed charges (excluding capitalized interest). Fixed charges consist of interest incurred on indebtedness, the portion of operating lease rentals deemed representative of the interest factor and the amortization of debt expense. Combined fixed charges and preference dividends exceeded earnings by $13.1 million for the year ended December 31, 2005.

Contractual Obligations

The following is a summary of our significant contractual obligations as of December 31, 2009:

	Payments Due by Period				
	2010	2011-2012	2013-2014	After 2015	Total
	(Dollars in thousands)				
Long-term debt, including related interest	$384,866	$233,250	$1,087,063	$683,125	$2,388,304
Operating leases	33,435	58,941	44,853	30,277	167,506
Coal lease rights	55,266	93,530	49,468	31,951	230,215
Coal purchase obligations	110,833	117,317	141,574	226,882	596,606
Unconditional purchase obligations	92,339	—	—	—	92,339
Total contractual obligations	$676,739	$503,038	$1,322,958	$972,235	$3,474,970

Our maturities of debt in 2010 include amounts borrowed that are supported by credit facilities that have a term of less than one year and amounts borrowed under credit facilities with terms longer than one year that we do not intend to refinance on a long-term basis, based on cash projections. The related interest on long-term debt was calculated using rates in effect at December 31, 2009 for the remaining term of outstanding borrowings.

Coal lease rights represent non-cancelable royalty lease agreements, as well as lease bonus payments due.

Our coal purchase obligations include purchase obligations in the over-the-counter market, as well as unconditional purchase obligations with coal suppliers. Additionally, they include coal purchase obligations incurred with the sale of certain Central Appalachia operations in 2005 to supply ongoing customer sales commitments.

Unconditional purchase obligations include open purchase orders and other purchase commitments, which have not been recognized as a liability. The commitments in the table above relate to contractual commitments for the purchase of materials and supplies, payments for services and capital expenditures.

The table above excludes our asset retirement obligations. Our consolidated balance sheet reflects a liability of $310.4 million for asset retirement obligations that arise from SMCRA and similar state statutes, which require that mine property be restored in accordance with specified standards and an approved reclamation plan. Asset retirement obligations are recorded at fair value when incurred and accretion expense is recognized through the expected date of settlement. Determining the fair value of asset retirement obligations involves a number of estimates, as discussed in the section entitled "Critical Accounting Policies", including the timing of payments to satisfy the obligations. The timing of payments to satisfy asset retirement obligations is based on numerous factors, including mine closure dates. You should see the notes to our consolidated financial statements for more information about our asset retirement obligations.

The table above also excludes certain other obligations reflected in our consolidated balance sheet, including estimated funding for pension and postretirement benefit plans and worker's compensation obligations. The timing of contributions to our pension plans varies based on a number of factors, including changes in the fair value of plan assets and actuarial assumptions. You should see the section entitled "Critical Accounting Policies" for more information about these assumptions. In order to achieve a desired funded status, we expect to make contributions of $16.6 million to our pension plans in 2010. You should see the notes to our consolidated financial statements for more information about the amounts we have recorded for workers' compensation and pension and postretirement benefit obligations.

Off-Balance Sheet Arrangements

In the normal course of business, we are a party to certain off-balance sheet arrangements. These arrangements include guarantees, indemnifications, financial instruments with off-balance sheet risk, such as bank letters of credit and performance or surety bonds. Liabilities related to these arrangements are not reflected in our consolidated balance sheets, and we do not expect any material adverse effects on our financial condition, results of operations or cash flows to result from these off-balance sheet arrangements.

We use a combination of surety bonds, corporate guarantees (e.g., self bonds) and letters of credit to secure our financial obligations for reclamation, workers' compensation, coal lease obligations and other obligations as follows as of December 31, 2009:

	Reclamation Obligations	Lease Obligations	Workers' Compensation Obligations	Other	Total
			(Dollars in thousands)		
Self bonding	$351,909	$ —	$ —	$ —	$351,909
Surety bonds	297,335	63,814	12,700	12,412	386,261
Letters of credit	—	—	51,463	13,027	64,490

We have agreed to continue to provide surety bonds and letters of credit for the reclamation and retiree healthcare obligations of the properties we sold to Magnum. Patriot Coal Corporation acquired Magnum in July 2008, and, as a result, Magnum will be required to post letters of credit in our favor for the full amount of the reclamation obligation on or before February 2011. At December 31, 2009, we had $91.6 million of surety bonds related to properties sold to Magnum, which are included in the table.

Magnum also acquired certain coal supply contracts with customers who have not consented to the assignment of the contract to Magnum. We have committed to purchase coal from Magnum to sell to those customers at the same price we are charging the customers for the sale. In addition, certain contracts have been assigned to Magnum, but we have guaranteed Magnum's performance under the contracts. The longest of the coal supply contracts extends to the year 2017. If Magnum is unable to supply the coal for these coal sales contracts then we would be required to purchase coal on the open market or supply contracts from our existing operations. At market prices effective at December 31, 2009, the cost of purchasing 13.0 million tons of coal to supply the contracts that have not been assigned over their duration would exceed the sales price under the contracts by approximately $423.4 million, and the cost of purchasing 2.6 million tons of coal to supply the assigned and guaranteed contracts over their duration would exceed the sales price under the contracts by approximately $52.8 million. We have also guaranteed Magnum's performance under certain operating leases, the longest of which extends through 2011. If we were required to perform under our guarantees of the operating lease agreements, we would be required to make $2.6 million of lease payments. We do not believe that it is probable that we would have to purchase replacement coal or fulfill our obligations under the lease guarantees. If we would have to perform under these guarantees, it could potentially have a material adverse effect on our business, results of operations and financial condition.

In connection with the acquisition of the coal operations of ARCO and the simultaneous combination of the acquired ARCO operations and our Wyoming operations into the Arch Western joint venture, we agreed to indemnify the other member of Arch Western against certain tax liabilities in the event that such liabilities arise prior to June 1, 2013 as a result of certain actions taken, including the sale or other disposition of certain properties of Arch Western, the repurchase of certain equity interests in Arch Western by Arch Western or the reduction under certain circumstances of indebtedness incurred by Arch Western in connection with the acquisition. If we were to become liable, the maximum amount of potential future tax payments was $41.8 million at December 31, 2009. Since the indemnification is dependent upon the initiation of activities within our control and we do not intend to initiate such activities, it is remote that we will become liable for any obligation related to this indemnification. However, if such indemnification obligation were to arise, it could potentially have a material adverse effect on our business, results of operations and financial condition.

Critical Accounting Policies

We prepare our financial statements in accordance with accounting principles that are generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses as well as the disclosure of contingent assets and liabilities. Management bases our estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Additionally, these estimates and judgments are discussed with our audit committee on a periodic basis. Actual results may differ from the estimates used under different assumptions or conditions. We have provided a description of all significant accounting policies in the notes to our consolidated financial statements. We believe that of these significant accounting policies, the following may involve a higher degree of judgment or complexity:

Derivative Financial Instruments

The Company generally utilizes derivative instruments to manage exposures to commodity prices. Additionally, the Company may hold certain coal derivative instruments for trading purposes. Derivative financial instruments are recognized in the balance sheet at fair value. Certain coal contracts may meet the definition of a derivative instrument, but because they provide for the physical purchase or sale of coal in quantities expected to be used or sold by the Company over a reasonable period in the normal course of business, they are not recognized on the balance sheet.

Certain derivative instruments are designated as the hedge instrument in a hedging relationship. In a fair value hedge, we hedge the risk of changes in the fair value of a firm commitment, typically a fixed-price coal sales contract. Changes in both the hedged firm commitment and the fair value of a derivative used as a hedge instrument in a fair value hedge are recorded in earnings. In a cash flow hedge, we hedge the risk of changes in future cash flows related to a forecasted purchase or sale. Changes in the fair value of the derivative instrument used as a hedge instrument in a cash flow hedge are recorded in other comprehensive income. Amounts in other comprehensive income are reclassified to earnings when the hedged transaction affects earnings and are classified in a manner consistent with the transaction being hedged.

Any ineffective portion of a hedge is recognized immediately in earnings. Ineffectiveness was insignificant for the years ended December 31, 2009 and 2008.

We formally document all relationships between hedging instruments and hedged items, as well as our risk management objectives for undertaking various hedge transactions. We evaluate the effectiveness of our hedging relationships both at the hedge inception and on an ongoing basis.

Asset Retirement Obligations

Our asset retirement obligations arise from SMCRA and similar state statutes, which require that mine property be restored in accordance with specified standards and an approved reclamation plan. Significant reclamation activities include reclaiming refuse and slurry ponds, reclaiming the pit and support acreage at surface mines, and sealing portals at deep mines. Our asset retirement obligations are initially recorded at fair value, or the amount at which the obligations could be settled in a current transaction between willing parties. This involves determining the present value of estimated future cash flows on a mine-by-mine basis based upon current permit requirements and various estimates and assumptions, including estimates of disturbed acreage, reclamation costs and assumptions regarding productivity. We estimate disturbed acreage based on approved mining plans and related engineering data. Since we plan to use internal resources to perform the majority of our reclamation activities, our estimate of reclamation costs involves estimating third-party profit margins, which we base on our historical experience with contractors that perform certain types of reclamation activities. We base productivity assumptions on historical experience with the equipment that we expect to utilize in the reclamation activities. In order to determine fair value, we discount our estimates of cash flows to their present value. We base our discount rate on the rates of treasury bonds with maturities similar to expected mine lives, adjusted for our credit standing. In 2009, we added $75.1 million to our liability for asset retirement obligations as a result of the acquisition of the Jacobs Ranch mining complex.

Accretion expense is recognized on the obligation through the expected settlement date. Accretion expense was $23.4 million in 2009 and $19.6 million in 2008. On at least an annual basis, we review our entire reclamation liability and make necessary adjustments for permit changes as granted by state authorities, changes in the timing of reclamation activities, and revisions to cost estimates and productivity assumptions, to reflect current experience. Adjustments to the liability resulting from changes in estimates were a decrease in the liability of $43.7 million in 2009 and an increase in the liability of $18.9 million in 2008. The 2009 decrease resulted from the impact of the Jacobs Ranch acquisition on the mining sequence in the existing pit configuration. Any difference between the recorded amount of the liability and the actual cost of reclamation will be recognized as a gain or loss when the obligation is settled. We expect our actual cost to reclaim our properties will be less than the expected cash flows used to determine the asset retirement obligation. At December 31, 2009, our balance sheet reflected asset retirement obligation liabilities of $310.4 million, including amounts classified as a current liability. As of December 31, 2009, we estimate the aggregate undiscounted cost of final mine closures to be approximately $722.2 million.

Goodwill

Goodwill represents the excess of the purchase price over the fair value assigned to the net tangible and identifiable intangible assets acquired in a business combination. Goodwill is not amortized but is tested for impairment annually as of the beginning of the fourth quarter, or when circumstances indicate a possible impairment may exist. Impairment testing is performed at a reporting unit level, which is our Black Thunder mining complex. An impairment loss generally would be recognized when the carrying amount of the reporting unit exceeds the fair value of the reporting unit, with the fair value of the reporting unit determined using a discounted cash flow (DCF) analysis. A number of significant assumptions and estimates are involved in the application of the DCF analysis to forecast operating cash flows, including the discount rate, the internal rate of return, and projections of selling prices and costs to produce. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated.

Stock-Based Compensation

The compensation cost of all stock-based awards is determined based on the grant-date fair value of the award, and is recognized in income over the requisite service period (typically the vesting period of the award). The remaining unrecognized compensation cost of grants that were not vested at January 1, 2006, was determined based on the same estimate of the grant-date fair value and the same recognition method used previously, and is also reflected in income over the remaining service period after that date. The grant-date fair value of option awards is determined using a Black-Scholes option pricing model. For awards paid out in a combination of cash and stock, the cash portion of the plan is accounted for as a liability, based on the estimated payout under the awards. The stock portion is recorded utilizing the grant-date fair value of the award, based on a lattice model valuation. Compensation cost for an award with performance conditions is accrued if it is probable that the conditions will be met.

Employee Benefit Plans

We have non-contributory defined benefit pension plans covering certain of our salaried and hourly employees. Benefits are generally based on the employee's age and compensation. We fund the plans in an amount not less than the minimum statutory funding requirements or more than the maximum amount that can be deducted for federal income tax purposes. We contributed cash of $18.8 million in 2009 and $2.6 million in 2008 to the plans. The actuarially-determined funded status of the defined benefit plans is reflected in the balance sheet.

The calculation of our net periodic benefit costs (pension expense) and benefit obligation (pension liability) associated with our defined benefit pension plans requires the use of a number of assumptions that we deem to be "critical accounting estimates." Changes in these assumptions can result in different pension expense and liability amounts, and actual experience can differ from the assumptions.

- The expected long-term rate of return on plan assets is an assumption reflecting the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the projected benefit obligation. We establish the expected long-term rate of return at the beginning of each fiscal year based upon historical returns and projected returns on the underlying mix of invested assets. The pension plan's investment targets are 65% equity, 30% fixed income securities and 5% cash.

Investments are rebalanced on a periodic basis approximate these targeted guidelines. The long-term rate of return assumption used to determine pension expense was 8.5% for 2009 and 2008. These long-term rate of return assumptions are less than the plan's actual life-to-date returns. Any difference between the actual experience and the assumed experience is recorded in other comprehensive income and amortized into earnings in the future. The impact of lowering the expected long-term rate of return on plan assets 0.5% for 2009 would have been an increase in expense of approximately $1.0 million.

- The discount rate represents our estimate of the interest rate at which pension benefits could be effectively settled. Assumed discount rates are used in the measurement of the projected, accumulated and vested benefit obligations and the service and interest cost components of the net periodic pension cost. In estimating that rate, rates of return on high-quality fixed-income debt instruments are required. We utilize a bond portfolio model that includes bonds that are rated "AA" or higher with maturities that match the expected benefit payments under the plan. The discount rate used to determine pension expense was 5.97% for 2009 and 6.85% for 2008. The impact of lowering the discount rate 0.5% for 2009 would have been an increase in expense of approximately $2.2 million.

The differences generated from changes in assumed discount rates and returns on plan assets are amortized into earnings over a five-year period, which represents the average amount of time before participants vest in their benefits.

For the measurement of our 2009 year-end pension obligation and pension expense for 2010, we used a discount rate of 5.97%.

We also currently provide certain postretirement medical and life insurance coverage for eligible employees. Generally, covered employees who terminate employment after meeting eligibility requirements are eligible for postretirement coverage for themselves and their dependents. The salaried employee postretirement benefit plans are contributory, with retiree contributions adjusted periodically, and contain other cost-sharing features such as deductibles and coinsurance. During 2009, we notified participants of the retiree medical plan of a plan change increasing the retirees' responsibility for medical costs. Our current funding policy is to fund the cost of all postretirement benefits as they are paid. We account for our other postretirement benefits in accordance with our overall defined benefit plans policy and require that the actuarially-determined funded status of the plans be recorded in the balance sheet.

Actuarial assumptions are required to determine the amounts reported as obligations and costs related to the postretirement benefit plan. The discount rate assumption reflects the rates available on high-quality fixed-income debt instruments at year-end and is calculated in the same manner as discussed above for the pension plan. The discount rate used to calculate the postretirement benefit expense was 6.5% for 2008. The plan change referenced above resulted in a remeasurement of the postretirement benefit obligation, which included a decrease in the discount rate from 6.85% to 5.68%. The remeasurement resulted in a decrease in the liability of $21.0 million, with a corresponding increase to other comprehensive income, and will result in future reductions in costs under the plan.

Had the discount rate been lowered by 0.5% in 2009, we would have incurred additional expense of $0.7 million.

For the measurement of our year-end other postretirement obligation for 2009 and postretirement expense for 2010, we used a discount rate of 5.67%.

Income Taxes

We provide for deferred income taxes for temporary differences arising from differences between the financial statement and tax basis of assets and liabilities existing at each balance sheet date using enacted tax rates expected to be in effect when the related taxes are expected to be paid or recovered. We initially recognize the effects of a tax position when it is more than 50 percent likely, based on the technical merits, that the position will be sustained upon examination, including resolution of the related appeals or litigation processes, if any. Our determination of whether or not a tax position has met the recognition threshold considers the facts, circumstances, and information available at the reporting date. A valuation allowance may be recorded to reflect the amount of future tax benefits that management believes are not likely to be realized. We reassess our ability to realize our deferred tax assets annually in the fourth quarter or when circumstances indicate that the ability to realize deferred tax assets has changed. In determining the appropriate valuation allowance, we take into account expected future taxable income and available tax planning strategies. If future taxable income is lower than expected or if expected tax planning strategies are not available as anticipated, we may record additional valuation allowance through income tax expense in the period such determination is made.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The discussion below presents the sensitivity of the market value of our financial instruments to selected changes in market rates and prices. The range of changes reflects our view of changes that are reasonably possible over a one-year period.

We manage our commodity price risk for our non-trading, long-term coal contract portfolio through the use of long-term coal supply agreements, and to a limited extent, through the use of derivative instruments. At current production levels, we have expected uncommitted volumes of 5 million to 8 million tons in 2010, with an additional 13 million tons committed but not yet priced. In 2011, we have expected uncommitted volumes of 70 million to 80 million tons, with an additional 20 million tons committed but not yet priced. In 2012, we have expected uncommitted volumes of 100 million to 110 million tons, with an additional 20 million tons committed but not yet priced.

We are exposed to commodity price risk in our coal trading activities, which represents the potential future loss that could be caused by an adverse change in the market value of coal. Our coal trading portfolio included forward, swap and put and call option contracts at December 31, 2009. With respect to our coal trading portfolio at December 31, 2009, the potential for loss of future earnings resulting from changing coal prices was insignificant. The timing of the estimated future realization of the value of the trading portfolio is 62% in 2010 and 38% in 2011.

We monitor and manage market price risk for our trading activities with a variety of tools, including Value at Risk (VaR), position limits, escalating management alerts for mark to market monitoring and loss limits, scenario analysis, sensitivity analysis and review of daily changes in market dynamics. Management believes that presenting high, low, end of year and average VaR is the best available method to give investors insight into the level of commodity risk of our trading positions. Illiquid positions, such as long-dated trades that are not quoted by brokers or exchanges, are not included in VaR.

While presenting VaR will provide a similar framework for discussing risk across companies, VaR estimates from two independent sources are rarely calculated in the same way. Without a thorough understanding of how each VaR model was calculated, it would be difficult to compare two different VaR calculations from different sources.

VaR is a statistical one-tail confidence interval and down side risk estimate that relies on recent history to estimate how the value of the portfolio of positions will change if markets behave in the same way as they have in the recent past. The level of confidence is 95%. The time across which these possible value changes are being estimated is through the end of the next business day. A closed-form delta-neutral method used throughout the finance and energy sectors is employed to calculate this VaR. VaR is back tested to verify usefulness.

On average, portfolio value should not fall more than VaR on 95 out of 100 business days. Conversely, portfolio value declines of more than VaR should be expected, on average, 5 out of 100 business days. When more value than VaR is lost due to market price changes, VaR is not representative of how much value beyond VaR will be lost.

During 2009, VaR ranged from under $0.1 million to $0.8 million. The linear mean of each daily VaR was $0.3 million. The final VaR at December 31, 2009 was $0.1 million. During 2008, VaR ranged from $0.3 million to $4.2 million. The linear mean of each daily VaR was $2.1 million. The final VaR at December 31, 2008 was $0.5 million.

We are also exposed to the risk of fluctuations in cash flows related to our purchase of diesel fuel. The Company purchases approximately 50 to 60 million gallons of diesel fuel annually in its operations, including the effect of the acquisition of the Jacobs Ranch operations. To reduce the volatility in the price of diesel fuel for its operations, the Company uses forward physical diesel purchase contracts, as well as heating oil swaps and purchased call options. At December 31, 2009, the Company had protected the price of approximately 55% of its expected purchases for fiscal year 2010, the majority which was accomplished through the use of the derivative instruments noted above. Since the changes in the price of heating oil are highly correlated to changes in the price of the hedged diesel fuel purchases, the heating oil swaps and purchased call options qualify for cash flow hedge accounting. Accordingly, changes in the fair value of the derivatives are recorded through other comprehensive income, with any ineffectiveness recognized immediately in income. At December 31, 2009, a $0.25 per gallon decrease in the price of heating oil would result in an approximate $8.5 million increase in our expense in 2010 resulting from heating oil derivatives, which would be offset by a decrease in the cost of our physical diesel purchases.

We are exposed to market risk associated with interest rates due to our existing level of indebtedness. At December 31, 2009, $1.6 billion of our outstanding debt had fixed interest rates, primarily our 8.75% Senior Notes and our 6.75% Senior Notes. At December 31, 2009, $253.5 million of our outstanding borrowings have interest rates that fluctuate based on changes in the respective market rates. A one percentage point increase in the interest rates related to these borrowings would result in an annualized increase in interest expense of $2.5 million, based on borrowing levels at December 31, 2009.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The consolidated financial statements and consolidated financial statement schedule of Arch Coal, Inc. and subsidiaries are included in this Annual Report on Form 10-K beginning on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

We performed an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2009. Based on that evaluation, our management, including our chief executive officer and chief financial officer, concluded that the disclosure controls and procedures were effective as of such date. There were no changes in internal control over financial reporting that occurred during our fiscal quarter ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

We incorporate by reference the report of independent registered public accounting firm and management's report on internal control over financial reporting included on pages F-3 and F-4, respectively, of this Annual Report on Form 10-K.

ITEM 9B. OTHER INFORMATION.

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

We incorporate by reference the information under the headings "Code of Conduct," "Director Biographies" and "Board Meetings and Committees" appearing in the section entitled "Corporate Governance

Practices" and the information appearing in the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" in our proxy statement to be distributed to stockholders in connection with the 2010 annual meeting.

ITEM 11. EXECUTIVE COMPENSATION.

We incorporate by reference the information under the headings "Compensation Discussion and Analysis," "Summary Compensation Table," "Grants of Plan-Based Awards for the Year Ended December 31, 2009," "Outstanding Equity Awards at December 31, 2009," "Option Exercises and Stock Vested for the Year Ended December 31, 2009," "Pension Benefits," "Nonqualified Deferred Compensation," "Potential Payments Upon Termination of Employment or Change-in-Control" and "Director Compensation for the Year Ended December 31, 2009" appearing in the section entitled "Executive and Director Compensation" in our proxy statement to be distributed to stockholders in connection with the 2010 annual meeting.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

We incorporate by reference the information appearing under the sections entitled "Security Ownership of Directors and Executive Officers" and "Security Ownership of Certain Beneficial Owners" in our proxy statement to be distributed to stockholders in connection with the 2010 annual meeting.

Securities Authorized for Issuance Under Equity Compensation Plans

The Arch Coal, Inc. 1997 Stock Incentive Plan, which has been approved by our stockholders, is the sole plan under which we are authorized to issue shares of our common stock to employees. The following table shows the number of shares of common stock to be issued upon vesting of restricted stock units or exercise of options outstanding at December 31, 2009, the weighted average exercise price of options, and the number of shares of common stock remaining available for future issuance at December 31, 2009, excluding shares to be issued upon exercise of outstanding options. No warrants or rights had been issued under the plan as of December 31, 2009.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities to be Issued Upon Exercise)
Equity compensation plans approved by security holders	3,988,835	$25.17	2,905,938
Equity compensation plans not approved by security holders	—	—	—
Total	3,988,835	$25.17	2,905,938

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

We incorporate by reference the information under the headings "Overview" and "Director Independence" appearing in the section entitled "Corporate Governance Practices" in our proxy statement to be distributed to stockholders in connection with the 2010 annual meeting.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

We incorporate by reference the information in the section entitled "Ratification of the Appointment of Independent Public Accounting Firm" in our proxy statement to be distributed to stockholders in connection with the 2010 annual meeting.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

The consolidated financial statements and consolidated financial statement schedule of Arch Coal, Inc. and subsidiaries are included in this Annual Report on Form 10-K beginning on page F-1.

You should see the exhibit index for a list of exhibits included in this Annual Report on Form 10-K.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated financial statements of Arch Coal, Inc. and subsidiaries and reports of independent registered public accounting firm follow.

Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders Arch Coal, Inc.

We have audited the accompanying consolidated balance sheets of Arch Coal, Inc. (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arch Coal, Inc. at December 31, 2009 and 2008, and the consolidated results of its operations and cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Arch Coal, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 1, 2010, expressed an unqualified opinion thereon.

Ernst + Young LLP

St. Louis, Missouri
March 1, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders Arch Coal, Inc.

We have audited Arch Coal, Inc.'s (the Company's) internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Arch Coal, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Arch Coal, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Arch Coal, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009, of Arch Coal, Inc., and our report dated March 1, 2010, expressed an unqualified opinion thereon.

Ernst + Young LLP

St. Louis, Missouri
March 1, 2010

REPORT OF MANAGEMENT

The management of Arch Coal, Inc. (the "Company") is responsible for the preparation of the consolidated financial statements and related financial information in this annual report. The financial statements are prepared in accordance with accounting principles generally accepted in the United States and necessarily include some amounts that are based on management's informed estimates and judgments, with appropriate consideration given to materiality.

The Company maintains a system of internal accounting controls designed to provide reasonable assurance that financial records are reliable for purposes of preparing financial statements and that assets are properly accounted for and safeguarded. The concept of reasonable assurance is based on the recognition that the cost of a system of internal accounting controls should not exceed the value of the benefits derived. The Company has a professional staff of internal auditors who monitor compliance with and assess the effectiveness of the system of internal accounting controls.

The Audit Committee of the Board of Directors, comprised of independent directors, meets regularly with management, the internal auditors, and the independent auditors to discuss matters relating to financial reporting, internal accounting control, and the nature, extent and results of the audit effort. The independent auditors and internal auditors have full and free access to the Audit Committee, with and without management present.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Arch Coal, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Securities Exchange Act Rule 13a-15(f). Under the supervision and with the participation of the Company's management, including its principal executive officer and principal financial officer, the Company conducted an evaluation of the effectiveness of its internal control over financial reporting based on the criteria set forth in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation, management concluded that the Company's internal control over financial reporting is effective as of December 31, 2009.

The Company's independent registered public accounting firm, Ernst & Young LLP, has issued an audit report on the Company's internal control over financial reporting.

Steven F. Leer	John T. Drexler
Chairman and Chief Executive Officer	*Senior Vice President and Chief Financial Officer*

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31		
	2009	2008	2007
	(In thousands, except per share data)		
REVENUES			
Coal sales	$2,576,081	$2,983,806	$2,413,644
COSTS, EXPENSES AND OTHER			
Cost of coal sales	2,070,715	2,183,922	1,888,285
Depreciation, depletion and amortization	301,608	293,553	243,695
Amortization of acquired sales contracts, net	19,623	(705)	(1,633)
Selling, general and administrative expenses	97,787	107,121	84,446
Change in fair value of coal derivatives and coal trading activities, net	(12,056)	(55,093)	(7,292)
Costs related to acquisition of Jacobs Ranch	13,726	—	—
Other operating income, net	(39,036)	(6,262)	(24,488)
	2,452,367	2,522,536	2,183,013
Income from operations	123,714	461,270	230,631
Interest expense, net:			
Interest expense	(105,932)	(76,139)	(74,865)
Interest income	7,622	11,854	2,600
	(98,310)	(64,285)	(72,265)
Other non-operating expense:			
Expenses resulting from early debt extinguishment and termination of hedge accounting for interest rate swaps	—	—	(1,919)
Other non-operating expense	—	—	(354)
	—	—	(2,273)
Income before income taxes	25,404	396,985	156,093
Provision for (benefit from) income taxes	(16,775)	41,774	(19,850)
Net income	42,179	355,211	175,943
Less: Net income attributable to noncontrolling interest	(10)	(881)	(1,014)
Net income attributable to Arch Coal, Inc.	$ 42,169	$ 354,330	$ 174,929
EARNINGS PER COMMON SHARE			
Basic earnings per common share	$ 0.28	$ 2.47	$ 1.23
Diluted earnings per common share	$ 0.28	$ 2.45	$ 1.21
Basic weighted average shares outstanding	150,963	143,604	142,518
Diluted weighted average shares outstanding	151,272	144,416	144,019
Dividends declared per common share	$ 0.36	$ 0.34	$ 0.27

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

	December 31	
	2009	2008
	(In thousands, except per share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 61,138	$ 70,649
Trade accounts receivable	190,738	215,053
Other receivables	40,632	43,419
Inventories	240,776	191,568
Prepaid royalties	21,085	43,780
Deferred income taxes	—	52,918
Coal derivative assets	18,807	43,173
Other	113,606	45,818
Total current assets	686,782	706,378
Property, plant and equipment:		
Coal lands and mineral rights	2,417,151	1,818,657
Plant and equipment	2,261,929	2,031,561
Deferred mine development	832,976	762,746
	5,512,056	4,612,964
Less accumulated depreciation, depletion and amortization	(2,145,870)	(1,909,881)
Property, plant and equipment, net	3,366,186	2,703,083
Other assets:		
Prepaid royalties	86,622	66,918
Goodwill	113,701	46,832
Deferred income taxes	354,869	294,682
Equity investments	87,268	87,761
Other	145,168	73,310
Total other assets	787,628	569,503
Total assets	$ 4,840,596	$ 3,978,964
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 128,402	$ 186,322
Coal derivative liabilities	2,244	10,757
Deferred income taxes	5,901	—
Accrued expenses and other current liabilities	227,716	249,203
Current maturities of debt and short-term borrowings	267,464	213,465
Total current liabilities	631,727	659,747
Long-term debt	1,540,223	1,098,948
Asset retirement obligations	305,094	255,369
Accrued pension benefits	68,266	73,486
Accrued postretirement benefits other than pension	43,865	58,163
Accrued workers' compensation	29,110	30,107
Other noncurrent liabilities	98,243	65,526
Total liabilities	2,716,528	2,241,346
Redeemable noncontrolling interest	8,962	8,885
Stockholders' equity:		
Common stock, $0.01 par value, authorized 260,000 shares, issued 163,953 and 144,345 shares at December 31, 2009 and 2008, respectively	1,643	1,447
Paid-in capital	1,721,230	1,381,496
Treasury stock, 1,512 shares at December 31, 2009 and 2008, at cost	(53,848)	(53,848)
Retained earnings	465,934	478,734
Accumulated other comprehensive loss	(19,853)	(79,096)
Total stockholders' equity	2,115,106	1,728,733
Total liabilities and stockholders' equity	$ 4,840,596	$ 3,978,964

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Three Years Ended December 31, 2009

	Preferred Stock	Common Stock	Paid-In Capital	Retained Earnings	Treasury Stock at Cost	Accumulated Other Comprehensive Loss	Total
	(In thousands, except per share data)						
BALANCE AT JANUARY 1, 2007	$ 2	$1,426	$1,345,188	$ 38,147	$ —	$(19,169)	$1,365,594
Comprehensive income:							
Net income attributable to Arch Coal, Inc.				174,929			174,929
Pension, postretirement and other post-employment benefits						11,070	11,070
Net amount reclassified to income						2,490	2,490
Unrealized losses on available-for- sale securities						(2,815)	(2,815)
Unrealized gains on derivatives						1,584	1,584
Net amount reclassified to income						5,208	5,208
Total comprehensive income				174,929		17,537	192,466
Dividends:							
Common ($0.27 per share)				(38,696)			(38,696)
Preferred ($2.50 per share)				(219)			(219)
Issuance of 186 shares of common stock under the stock incentive plan — restricted stock and restricted stock units		2	(2)				—
Issuance of 283 shares of common stock upon conversion of preferred stock	(1)	3	(2)				—
Issuance of 510 shares of common stock under the stock incentive plan — stock options including income tax benefits		5	7,734				7,739
Employee stock-based compensation expense			5,777				5,777
Effect of adoption of FIN 48				(975)			(975)
BALANCE AT DECEMBER 31, 2007	1	1,436	1,358,695	173,186	—	(1,632)	1,531,686
Comprehensive income:							
Net income attributable to Arch Coal, Inc.				354,330			354,330
Pension, postretirement and other post-employment benefits						(31,907)	(31,907)
Net amount reclassified to income						(684)	(684)
Unrealized losses on available-for- sale securities						(349)	(349)
Net amount reclassified to income						1,005	1,005
Unrealized losses on derivatives						(44,128)	(44,128)
Net amount reclassified to income						(1,401)	(1,401)
Total comprehensive income				354,330		(77,464)	276,866
Dividends:							
Common ($0.34 per share)				(48,769)			(48,769)
Preferred ($2.50 per share)				(12)			(12)
Issuance of 261 shares of common stock under the stock incentive plan — restricted stock and restricted stock units		2	(2)				—
Issuance of 405 shares of common stock upon conversion of preferred stock	(1)	4	(3)				—
Preferred stock redemption			(24)	(1)			(25)
Issuance of 521 shares of common stock under the stock incentive plan — stock options including income tax benefits		5	6,314				6,319
Employee stock-based compensation expense			16,516				16,516
Purchase of 1,512 shares of common stock under stock repurchase program					(53,848)		(53,848)
BALANCE AT DECEMBER 31, 2008	—	1,447	1,381,496	478,734	(53,848)	(79,096)	1,728,733
Comprehensive income:							
Net income attributable to Arch Coal, Inc.				42,169			42,169
Pension, postretirement and other post-employment benefits						12,176	12,176
Net amount reclassified to income						718	718
Unrealized losses on available-for- sale securities						(86)	(86)
Unrealized losses on derivatives						2,436	2,436
Net amount reclassified to income						43,999	43,999
Total comprehensive income				42,169		59,243	101,412
Dividends on common shares ($0.36 per share)				(54,969)			(54,969)
Issuance of 19,550 common shares		196	326,256				326,452
Issuance of 45 shares of common stock under the stock incentive plan — restricted stock and restricted stock units		0	0				0
Issuance of 13 shares of common stock under the stock incentive plan — stock options including income tax benefits		0	84				84
Employee stock-based compensation expense			13,394				13,394
BALANCE AT DECEMBER 31, 2009	$—	$1,643	$1,721,230	$465,934	$(53,848)	$(19,853)	$2,115,106

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31		
	2009	2008	2007
		(In thousands)	
OPERATING ACTIVITIES			
Net income	$ 42,179	$ 355,211	$ 175,943
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation, depletion and amortization	301,608	293,553	243,695
Amortization of acquired sales contracts, net	19,623	(705)	(1,633)
Prepaid royalties expensed	29,746	36,227	11,962
Net (gain) loss on dispositions of property, plant and equipment	310	(243)	(17,769)
Employee stock-based compensation	13,394	12,618	5,777
Other non-operating expense	—	—	2,273
Changes in operating assets and liabilities:			
Receivables	47,794	(9,871)	10,254
Inventories	(28,518)	(13,783)	(55,471)
Coal derivative assets and liabilities	32,266	(41,183)	(8,532)
Accounts payable, accrued expenses and other current liabilities	(44,764)	21,823	(59,634)
Deferred income taxes	(34,668)	15,222	(31,825)
Accrued postretirement benefits other than pension	4,142	4,202	3,733
Asset retirement obligations	18,741	16,437	21,609
Accrued workers' compensation	(2,909)	(528)	971
Other	(15,964)	(9,843)	29,457
Cash provided by operating activities	382,980	679,137	330,810
INVESTING ACTIVITIES			
Capital expenditures	(323,150)	(497,347)	(488,363)
Payments made to acquire Jacobs Ranch	(768,819)	—	—
Proceeds from dispositions of property, plant and equipment	825	1,135	70,296
Additions to prepaid royalties	(26,755)	(19,764)	(19,713)
Purchases of investments and advances to affiliates	(10,925)	(7,466)	(5,540)
Consideration paid related to prior business acquisitions	(4,767)	(6,800)	—
Reimbursement of deposit on equipment	3,209	2,697	18,325
Cash used in investing activities	(1,130,382)	(527,545)	(424,995)
FINANCING ACTIVITIES			
Proceeds from the issuance of long-term debt	584,784	—	—
Proceeds from the sale of common stock	326,452	—	—
Purchases of treasury stock	—	(53,848)	—
Net increase (decrease) in borrowings under lines of credit and commercial paper program	(85,815)	13,493	133,476
Net payments on other debt	(2,986)	(2,907)	(2,696)
Debt financing costs	(29,659)	(233)	(202)
Dividends paid	(54,969)	(48,847)	(38,945)
Issuance of common stock under incentive plans	84	6,319	5,109
Cash provided by (used in) financing activities	737,891	(86,023)	96,742
Increase (decrease) in cash and cash equivalents	(9,511)	65,569	2,557
Cash and cash equivalents, beginning of year	70,649	5,080	2,523
Cash and cash equivalents, end of year	$ 61,138	$ 70,649	$ 5,080
SUPPLEMENTAL CASH FLOW INFORMATION:			
Cash paid during the year for interest	$ (76,801)	$ (71,620)	$ (69,866)
Cash (paid) received during the year for income taxes	$ (17,482)	$ (22,830)	$ 2,145

The accompanying notes are an integral part of the consolidated financial statements.

1. Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of Arch Coal, Inc. and its subsidiaries and controlled entities (the "Company"). The Company's primary business is the production of steam and metallurgical coal from surface and underground mines located throughout the United States for sale to utility, steel, industrial and export markets. The Company's mines are located in southern West Virginia, eastern Kentucky, Virginia, Wyoming, Colorado and Utah. All subsidiaries (except as noted below) are wholly-owned. Intercompany transactions and accounts have been eliminated in consolidation.

The Company owns a 99% membership interest in a joint venture named Arch Western Resources, LLC ("Arch Western") which operates coal mines in Wyoming, Colorado and Utah. The Company also acts as the managing member of Arch Western.

Accounting Pronouncements Adopted

The Financial Accounting Standards Board ("FASB") has established the FASB Accounting Standards Codification™ ("Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the United States for financial statements of interim and annual periods ending after September 15, 2009. References to authoritative accounting principles after the effective date will reference the Codification and not the previous accounting guidance.

On January 1, 2009, the Company changed its presentation of noncontrolling interest in subsidiaries, pursuant to new guidance in the Consolidation topic of the Codification, which requires that a noncontrolling interest (previously referred to as minority interest) in a consolidated subsidiary be displayed in the consolidated balance sheet as a separate component of equity and the amount of net income attributable to the noncontrolling interest be included in consolidated net income on the face of the consolidated statement of income. Because the noncontrolling interest in Arch Western is redeemable, it is presented in the "mezzanine" between liabilities and equity. This change resulted in a decrease in other liabilities of $8.9 million as of December 31, 2008 from what was previously reported for the reclassification of the noncontrolling interest in Arch Western. For the year ended December 31, 2008 and 2007 this change resulted in an increase in other operating income, net and in net income of $0.9 million and $1.0 million, respectively, from what was previously reported for the amount of income attributable to the noncontrolling interest in Arch Western.

On January 1, 2009, the Company adopted the new disclosure requirements of the Derivatives and Hedging topic of the Codification. The new disclosures include qualitative disclosures about objectives for using derivatives, tabular disclosures and the gross fair value of derivative instruments, gains and losses from derivative instruments by type of contract, and the locations of these amounts in the interim and annual financial statements. See Note 7, "Derivative Instruments" for the disclosures required.

On January 1, 2009, the Company adopted amendments to the Earnings Per Share topic of the Codification. The amendments clarify whether instruments granted in share-based payment transactions are participating securities prior to vesting and therefore need to be included in the earnings allocation in computing earnings per share under the two-class method. The amendments require retrospective adjustments to prior-period financial statements; however the amendments had no effect on basic or diluted earnings per share for the years ended December 31, 2009, 2008 and 2007.

New authoritative guidance related to the accounting for business combinations became effective on January 1, 2009 for business combinations occurring after that date. The new provisions of the Business Combinations topic of the Codification clarify and amend the accounting guidance for the acquirer's recognition and measurement of the assets acquired, liabilities assumed and any noncontrolling interest in the acquiree in a business combination.

Beginning January 1, 2009, the provisions of the Fair Value Measurements and Disclosures topic of the Codification are applicable prospectively to fair value measurements other than those that are recognized or disclosed at fair value in the financial statements on a recurring basis. There was no transition impact upon the initial adoption; however, the provisions of Fair Value Measurements and Disclosures topic of the Codification are effective for all fair value measurements prescribed by generally accepted accounting principles for nonfinancial assts and nonfinancial liabilities after the date of adoption.

New authoritative guidance adding new required disclosures about pension and other postretirement benefits for assets held in an employer's defined benefit pension or other postretirement plan was effective for financial statements issued for fiscal years ending on December 31, 2009. Companies are required to disclose the fair value of each major asset type by levels that categorize the inputs used in valuation and a reconciliation of the beginning and ending balances of plan assets with fair values measured using significant unobservable inputs. See Note 14, "Employee Benefit Plans" for those required disclosures.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are stated at cost. Cash equivalents consist of highly-liquid investments with an original maturity of three months or less when purchased. At December 31, 2009 and 2008, the carrying amounts of cash and cash equivalents approximate their fair value.

Allowance for Uncollectible Receivables

The Company's allowance for uncollectible receivables reflects the amounts of its trade accounts receivable and other receivables that are not expected to be collected, based on past collection history, the economic environment and specified risks identified in the receivables portfolio. Receivables are considered past due if the full payment is not received by the contractual due date. The allowance deducted from the balance of receivables was $0.1 million and $0.2 million at December 31, 2009 and 2008, respectively.

Inventories

Coal and supplies inventories are valued at the lower of average cost or market. Coal inventory costs include labor, supplies, equipment costs, transportation costs incurred prior to title transfer to customers and operating overhead. Stripping costs incurred during the production phase of the mine are considered variable production costs and are included in the cost of coal extracted during the period the stripping costs are incurred.

Investments

Investments and ownership interests are accounted for under the equity method of accounting if the Company has the ability to exercise significant influence, but not control, over the entity. The Company reflects its share of the entity's income in other operating income, net in its consolidated statements of income. Marketable equity securities held by the Company that do not qualify for equity method accounting are classified as available-for-sale and are recorded at their fair value on the balance sheet with a corresponding entry to other comprehensive income and deferred taxes. A decline in the value of an investment that is considered other than temporary is recognized in income.

Prepaid Royalties

Leased mineral rights are often acquired through royalty payments. Where royalty payments represent prepayments recoupable against future production, they are recorded as a prepaid asset, with amounts expected to be recouped within one year classified as current. As royalties are recouped by mining the coal reserves under these leases, the prepayment is charged to cost of coal sales.

Acquired Sales Contracts

Coal supply agreements (sales contracts) acquired in a business combination are capitalized at their fair value and amortized over the tons of coal shipped during the term of the contract. The fair value of sales contracts are determined by discounting the cash flows attributable to the difference between the contract price and the prevailing forward prices for the tons under contract at the date of acquisition. The net book value of the Company's above-market sales contracts was $78.3 million and $3.2 million at December 31, 2009 and 2008, respectively, $44.4 million and $0.4 million of which were classified as current. Current amounts are recorded in other current assets in the accompanying consolidated balance sheets and noncurrent amounts are recorded in other assets in the accompanying consolidated balance sheets. The net book value of the below-market sales contracts was $36.6 million and $0.3 million at December 31, 2009 and 2008, respectively, $9.7 million and $0.3 million of which were classified as current. Current amounts are recorded in accrued expenses and noncurrent amounts are recorded in other noncurrent liabilities in the accompanying consolidated balance sheets. The increase in the amounts during 2009 was the result of the acquisition of the Jacobs Ranch mining complex discussed in Note 3, "Business Combinations." Based upon expected shipments under these contracts in the next five years, the Company anticipates annual amortization expense (income) of acquired sales contracts of $35.7 million in 2010, $18.6 million in 2011, $0 in 2012, $(5.1) million in 2013 and $(5.1) million in 2014.

Exploration Costs

Costs related to locating coal deposits and evaluating the economic viability of such deposits are expensed as incurred.

Property, Plant and Equipment

Plant and Equipment

Plant and equipment are recorded at cost. Interest costs applicable to major asset additions are capitalized during the construction period. During the years ended December 31, 2009, 2008 and 2007, interest costs of $0.8 million, $11.7 million and $18.0 million, respectively, were capitalized. Expenditures that extend the useful lives of existing plant and equipment or increase the productivity of the asset are capitalized. The cost of maintenance and repairs that do not extend the useful life or increase the productivity of the asset are expensed as incurred. Preparation plants and loadouts are depreciated using the units-of-production method over the estimated recoverable reserves, subject to a minimum level of depreciation. Other plant and equipment are depreciated principally on the straight-line method over the estimated useful lives of the assets, limited by the remaining life of the mine. The useful lives of mining equipment, including longwalls, draglines and shovels, range from 3 to 32 years. The useful lives of buildings and leasehold improvements generally range from 10 to 30 years.

Deferred Mine Development

Costs of developing new mines or significantly expanding the capacity of existing mines are capitalized and amortized using the units-of-production method over the estimated recoverable reserves that are associated with the property being benefited. Costs may include construction permits and licenses; mine design; construction of access roads, shafts, slopes and main entries; and removing overburden to access reserves in a new pit. Additionally, deferred mine development includes the costs associated with asset retirement obligations.

Coal Lands and Mineral Rights

Amounts paid to acquire the Company's coal reserves are capitalized and depleted over the life of proven and probable reserves. A significant portion of the Company's coal reserves are controlled through leasing arrangements. Coal lease rights are depleted using the units-of-production method, and the rights are assumed to have no residual value. The leases are generally long-term in nature (original terms range from 10 to 50 years), and substantially all of the leases contain provisions that allow for automatic extension of the lease term providing certain requirements are met. The net book value of the Company's leased coal interests was $1.6 billion and $1.1 billion at December 31, 2009 and 2008, respectively.

The Company has entered into various non-cancelable royalty lease agreements and federal lease bonus payments under which future minimum payments are due. These payments under such agreements are capitalized as the cost of the underlying mineral reserves. The Company made payments under these arrangements of $138.3 million in 2009, $122.2 million in 2008 and $122.2 million in 2007. Annual installment payments of $16.1 million will be paid in 2010, 2011, 2012 and 2013.

Impairment

If facts and circumstances suggest that the carrying value of a long-lived asset or asset group may not be recoverable, the asset or asset group is reviewed for potential impairment. If this review indicates that the carrying amount of the asset will not be recoverable through projected undiscounted cash flows related to the asset over its remaining life, then an impairment loss is recognized by reducing the carrying value of the asset to its fair value.

Goodwill

Goodwill represents the excess of the purchase price over the fair value assigned to the net tangible and identifiable intangible assets acquired in a business combination. Goodwill is not amortized but is tested for impairment annually as of the beginning of the fourth quarter, or when circumstances indicate a possible impairment may exist. Impairment testing is performed at a reporting unit level, which is the Company's Black Thunder mining complex. An impairment loss generally would be recognized when the carrying amount of the reporting unit exceeds the fair value of the reporting unit, with the fair value of the reporting unit determined using a discounted cash flow (DCF) analysis. A number of significant assumptions and estimates are involved in the application of the DCF analysis to forecast operating cash flows, including the discount rate, the internal rate of return, and projections of selling prices and costs to produce. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated.

Deferred Financing Costs

The Company capitalizes costs incurred in connection with new borrowings, the establishment or enhancement of credit facilities and issuance of debt securities. These costs are amortized as an adjustment to interest expense over the life of the borrowing or term of the credit facility using the interest method. The unamortized balance of deferred financing costs was $37.9 million and $15.7 million at December 31, 2009 and 2008, respectively. Amounts classified as current were $9.5 million and $4.6 million at December 31, 2009 and 2008, respectively. Current amounts are recorded in other current assets and noncurrent amounts are recorded in other assets in the accompanying consolidated balance sheets.

Revenue Recognition

Coal sales revenues include sales to customers of coal produced at Company operations and coal purchased from third parties. The Company recognizes revenue from coal sales at the time risk of loss passes to the customer at contracted amounts. Transportation costs are included in cost of coal sales and amounts billed by the Company to its customers for transportation are included in coal sales.

Other Operating Income, Net

Other operating income, net in the accompanying consolidated statements of income reflects income and expense from sources other than physical coal sales, including bookouts (the practice of offsetting purchase and sale contracts for shipping convenience purposes) and contract settlements, royalties earned from properties leased to third parties; income from equity investments; gains and losses from dispositions of assets; and realized gains and losses on derivatives that do not qualify for hedge accounting and are not held for trading purposes.

Asset Retirement Obligations

The Company's legal obligations associated with the retirement of long-lived assets are recognized at fair value at the time the obligations are incurred. Accretion expense is recognized through the expected settlement date of the obligation. Obligations are incurred at the time development of a mine commences for underground and surface mines or construction begins for support facilities, refuse areas and slurry ponds. The obligation's fair value is determined using discounted cash flow techniques and is based upon permit requirements and various estimates and assumptions, including estimates of disturbed acreage, reclamation costs and assumptions regarding productivity. Upon initial recognition of a liability, a corresponding amount is capitalized as part of the carrying value of the related long-lived asset. Amortization of the related asset is recorded on a units-of-production basis over the mine's estimated recoverable reserves. See additional discussion in Note 12, "Asset Retirement Obligations."

Derivative Instruments

The Company generally utilizes derivative instruments to manage exposures to commodity prices. Additionally, the Company may hold certain coal derivative instruments for trading purposes. Derivative financial instruments are recognized in the balance sheet at fair value. Certain coal contracts may meet the definition of a derivative instrument, but because they provide for the physical purchase or sale of coal in quantities expected to be used or sold by the Company over a reasonable period in the normal course of business, they are not recognized on the balance sheet.

Certain derivative instruments are designated as the hedge instrument in a hedging relationship. In a fair value hedge, the Company hedges the risk of changes in the fair value of a firm commitment, typically a fixed-price coal sales contract. Changes in both the hedged firm commitment and the fair value of a derivative used as a hedge instrument in a fair value hedge are recorded in earnings. In a cash flow hedge, the Company hedges the risk of changes in future cash flows related to a forecasted purchase or sale. Changes in the fair value of the derivative instrument used as a hedge instrument in a cash flow hedge are recorded in other comprehensive income. Amounts in other comprehensive income are reclassified to earnings when the hedged transaction affects earnings and are classified in a manner consistent with the transaction being hedged. The Company formally documents the relationships between hedging instruments and the respective hedged items, as well as its risk management objectives for hedge transactions.

The Company evaluates the effectiveness of its hedging relationships both at the hedge's inception and on an ongoing basis. Any ineffective portion of the change in fair value of a derivative instrument used as a hedge instrument in a fair value or cash flow hedge is recognized immediately in earnings. The ineffective portion is based on the extent to which exact offset is not achieved between the change in fair value of the hedge instrument and the cumulative change in expected future cash flows on the hedged transaction from inception of the hedge in a cash flow hedge or the change in the fair value. The amount of ineffectiveness recognized in other operating income, net in the accompanying consolidated statements of income resulting from heating oil derivatives was a gain of $1.4 million for the year ended December 31, 2007. Ineffectiveness was insignificant for the years ended December 31, 2009 and 2008.

Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly hypothetical transaction between market participants at the measurement date. Valuation techniques used must maximize the use of observable inputs and minimize the use of unobservable inputs. See Note 11, "Fair Values of Financial Instruments" for further disclosures related to the Company's fair value estimates.

Income Taxes

Deferred income taxes are provided for temporary differences arising from differences between the financial statement amount and tax basis of assets and liabilities existing at each balance sheet date using enacted tax rates anticipated to be in effect when the related taxes are expected to be paid or recovered. A valuation allowance is established if it is more likely than not that a deferred tax asset will not be realized. In determining the need for a valuation allowance, the Company considers projected realization of tax benefits based on expected levels of future taxable income, available tax planning strategies and its overall deferred tax position. See Note 9, "Taxes" for further disclosures about income taxes.

Benefit Plans

The Company has non-contributory defined benefit pension plans covering most of its salaried and hourly employees. Benefits are generally based on the employee's age and compensation. The Company also currently provides certain postretirement medical and life insurance coverage for eligible employees. The cost of providing these benefits are determined on an actuarial basis and accrued over the employee's period of active service.

The Company recognizes the overfunded or underfunded status of these plans as determined on an actuarial basis on the balance sheet and the changes in the funded status are recognized in other comprehensive income. See Note 14, "Employee Benefit Plans" for additional disclosures relating to these obligations.

Stock-Based Compensation

The compensation cost of all stock-based awards is determined based on the grant-date fair value of the award, and is recognized in income over the requisite service period (typically the vesting period of the award). The remaining unrecognized compensation cost of grants that were not vested at January 1, 2006, was determined based on the same estimate of the grant-date fair value and the same recognition method used previously, and is also reflected in income over the remaining service period after that date. The grant-date fair value of option awards is determined using a Black-Scholes option pricing model. For awards paid out in a combination of cash and stock, the cash portion of the plan is accounted for as a liability, based on the estimated payout under the awards. The stock portion is recorded utilizing the grant-date fair value of the award, based on a lattice model valuation. Compensation cost for an award with performance conditions is accrued if it is probable that the conditions will be met. See further discussion in Note 17, "Stock Based Compensation and Other Incentive Plans."

Accounting Standards Issued and Not Yet Adopted

New authoritative guidance related to the accounting for variable interest entities will go into effect on January 1, 2010. The new provision will redefine the guidance for determining the primary beneficiary and the variable interest model and will eliminate the qualifying special purpose entity exclusion. The Company does not expect the changes in accounting for variable interest entities to have a material impact on the Company's financial position or results of operations.

2. Property Transactions

On November 12, 2009, the Company leased coal reserves and other coal resources from Great Northern Properties Limited Partnership in Montana for $73.1 million. The coal lease will give the Company the right to mine approximately 9,600 acres and approximately 731 million tons of coal reserves.

On September 28, 2007, the Company purchased coal reserves and surface rights in Illinois for $38.9 million.

On June 29, 2007, the Company sold select assets and related liabilities associated with its Mingo Logan-Ben Creek mining complex in West Virginia for $43.5 million. For the year ended December 31, 2007, the Company's Mingo Logan-Ben Creek operations contributed coal sales of 1.2 million tons, revenues of $75.1 million and income from operations of $9.1 million. The Company recognized a net gain of $8.9 million in the year ended December 31, 2007 resulting from the sale of the Mingo Logan-Ben Creek complex. That amount has been reflected in other operating income, net in the accompanying consolidated statements of income. This gain is net of accrued losses of $12.5 million on firm commitments to purchase coal through 2008 to supply below-market sales contracts that could not be sourced from the Company's operations and $4.9 million of employee-related payments, which were paid prior to December 31, 2007.

During the years ended December 31, 2009, 2008 and 2007, gains (losses) on other dispositions of property, plant and equipment were $(0.3) million, $0.2 million and $8.9 million, respectively. Included in the gain for 2007 was $8.4 million related to the sales of non-strategic reserves in the Powder River Basin and Central Appalachia.

3. Business Combinations

On October 1, 2009, the Company finalized its purchase of the issued and outstanding membership interests of Jacobs Ranch Holdings I LLC, the parent of the Jacobs Ranch mining operations, for a purchase price of $768.8 million, including all final working capital adjustments. The acquired operations included approximately 345 million tons of coal reserves adjacent to the Company's Black Thunder mining complex. The acquired mining operations were integrated into the Company's Black Thunder mining operations, part of the Powder River Basin segment.

To finance the acquisition, the Company sold 19.55 million shares of its common stock and issued $600.0 million in aggregate principal amount of senior unsecured notes. The net proceeds received from the issuance of common stock were $326.5 million and the net proceeds received from the issuance of the 8.75% senior unsecured notes were $570.3 million. See Note 10, "Debt and Financing Arrangements" and Note 15 "Capital Stock" for further information about these transactions.

The following table summarizes the consideration paid for Jacob's Ranch and the amounts of assets acquired and liabilities assumed recognized at the acquisition date:

	(In thousands)
Consideration paid	$768,819
Recognized amounts of net tangible and intangible assets acquired and liabilities assumed:	
Assets:	
Receivables	$ 20,578
Inventories	20,690
Other current assets	282
Net property, plant and equipment, including mineral rights	707,294
Acquired sales contracts, net	58,413
Goodwill	62,102
Liabilities:	
Accounts payable	14,695
Other accrued and current liabilities	5,797
Accrued pension benefits	1,542
Accrued postretirement benefits other than pension	2,506
Asset retirement obligation	75,109
Other liabilities	891
Net tangible and intangible assets acquired	$768,819

The goodwill associated with the acquisition was allocated to the Company's Black Thunder mining complex, part of the Powder River Basin segment, for impairment testing purposes. All of the goodwill recognized is expected to be deductible for income tax purposes.

The following unaudited pro forma information has been prepared for illustrative purposes and assumes that the business combination occurred at the beginning of each reporting period being presented below. The unaudited pro forma results have been prepared based upon operational results and estimates that the Company believes are reasonable. The results are not necessarily reflective of the consolidated results of operations had the acquisition actually occurred at the beginning of each reporting period presented below, nor are they indicative of future operating results.

The unaudited pro forma results for the twelve months ended December 31, 2009 and 2008 as follows:

	December 31	
	2009	2008
	(In thousands)	
Total revenues		
As reported	$2,576,081	$2,983,806
Pro forma	$2,945,558	$3,456,844
Income before income taxes		
As reported	$ 25,404	$ 396,985
Pro forma	$ 11,438	$ 334,258

The pro forma income before income taxes reflects adjustments to depreciation, depletion and amortization for the new basis in assets acquired. Anticipated cost reductions from synergies are not reflected in the pro forma results.

The revenues and income before income taxes related to the former Jacob's Ranch entity included in the consolidated statement of income since the date of acquisition are not readily determinable because the Jacobs Ranch mining complex was immediately integrated into the Company's Black Thunder operations.

4. Accumulated Other Comprehensive Income

Other comprehensive income includes transactions recorded in stockholders' equity during the year, excluding net income and transactions with stockholders. Following are the items included in accumulated other comprehensive income (loss):

	Financial Derivatives	Pension, Postretirement and Other Post-Employment Benefits	Available-for-Sale Securities	Accumulated Other Comprehensive Loss
Balance January 1, 2007	$ (6,512)	$(14,402)	$ 1,745	$ (19,169)
2007 activity, before tax	9,533	21,183	(4,398)	26,318
2007 activity, tax effect	(2,741)	(7,623)	1,583	(8,781)
Balance December 31, 2007	280	(842)	(1,070)	(1,632)
2008 activity, before tax	(71,129)	(50,925)	1,024	(121,030)
2008 activity, tax effect	25,600	18,334	(368)	43,566
Balance December 31, 2008	(45,249)	(33,433)	(414)	(79,096)
2009 activity, before tax	72,553	20,124	(136)	92,541
2009 activity, tax effect	(26,118)	(7,230)	50	(33,298)
Balance December 31, 2009	$ 1,186	$(20,539)	$ (500)	$ (19,853)

As discussed in Note 1, "Accounting Policies" unrealized gains or losses on derivatives that qualify for hedge accounting as cash flow hedges are recorded in other comprehensive income. Pension, postretirement and other post-employment benefits adjustments in other comprehensive income relate to changes in the funded status of various benefit plans, as discussed in Note 1, "Accounting Policies." The unrealized gains and losses associated with recognizing the Company's "available-for-sale" securities at fair value are recorded through other comprehensive income.

5. Equity Investments

	KnightHawk	DKRW	DTA	Total
		(In thousands)		
January 1, 2007	$41,948	$24,859	$13,406	$80,213
Advances to (distributions from) affiliates	(1,672)	3,649	1,891	3,868
Equity in comprehensive income (loss)	3,618	(1,601)	(3,148)	(1,131)
December 31, 2007	43.894	26,907	12,149	82,950
Advances to (distributions from) affiliates	(2,167)	—	4,467	2,300
Other contributions	—	—	1,503	1,503
Equity in comprehensive income (loss)	6,366	(1,783)	(3,575)	1,008
December 31, 2008	$48,093	$25,124	$14,544	$87,761
Advances to (distributions from) affiliates	(5,164)	—	2,925	(2,239)
Equity in comprehensive income (loss)	6,674	(1,535)	(3,393)	1,746
December 31, 2009	$49,603	$23,589	$14,076	$87,268

The Company holds a 33⅓% equity interest in Knight Hawk Holdings, LLC, a coal producer in the Illinois Basin.

The Company holds a 24% equity interest in DKRW Advanced Fuels LLC ("DKRW"), a company engaged in developing coal-to-liquids facilities. The Company has a coal reserve purchase option with DKRW under which the Company would mine the reserves on a contract basis for DKRW. In March 2007, DKRW issued additional interests totaling $25.0 million, of which the Company purchased $3.7 million. In 2008, the Company entered into a convertible secured promissory note to allow DKRW to borrow up to $10.0 million. In 2009, the note was amended to allow DKRW to borrow an additional $5.0 million from the Company and $5.0 million from other investors. Amounts borrowed are due and payable in cash or in additional equity interests on the earlier of June 30, 2010 or upon the closing of DKRW's next financing, bear interest at the rate of 1.25% per month, are convertible into securities issued by DKRW in connection with its next financing and are secured by DKRW's equity interests in Medicine Bow Fuel & Power LLC. As of December 31, 2009 and 2008, the Company had advanced $11.1 million and $3.0 million, respectively under the note. The balance at December 31, 2009 is reflected in other receivables and the balance at December 31, 2008 is reflected in other noncurrent assets.

The Company holds a general partnership interest in Dominion Terminal Associates ("DTA"), which is accounted for under the equity method. DTA operates a ground storage-to-vessel coal transloading facility in Newport News, Virginia used by the partners to transload coal. Under the terms of a throughput and handling agreement with DTA, each partner is charged its share of cash operating and debt-service costs in exchange for the right to use the facility's loading capacity and is required to make periodic cash advances to DTA to fund such costs. During 2008, the Company increased its ownership interest from 17.5% to 21.875%.

6. Inventories

Inventories consist of the following:

	December 31	
	2009	2008
	(In thousands)	
Coal	$ 99,161	$ 64,683
Repair parts and supplies	141,615	126,885
	$240,776	$191,568

The repair parts and supplies are stated net of an allowance for slow-moving and obsolete inventories of $13.4 million and $12.7 million at December 31, 2009 and 2008, respectively.

7. Derivative Instruments

Diesel fuel price risk management

The Company is exposed to price risk with respect to diesel fuel purchased for use in its operations. The Company purchases approximately 50 to 60 million gallons of diesel fuel annually in its operations, including the effect of the acquisition of the Jacobs Ranch operations. To reduce the volatility in the price of diesel fuel for its operations, the Company uses forward physical diesel purchase contracts, as well as heating oil swaps and purchased call options. At December 31, 2009, the Company had protected the price of approximately 55% of its expected purchases for fiscal year 2010. Since the changes in the price of heating oil are highly correlated to changes in the price of the hedged diesel fuel purchases, the heating oil swaps and purchased call options qualify for cash flow hedge accounting. The Company held heating oil swaps and purchased call options for approximately 34.1 million gallons as of December 31, 2009.

Coal risk management positions

The Company may sell or purchase forward contracts and options in the over-the-counter coal market in order to manage its exposure to coal prices. The Company has exposure to the risk of fluctuating coal prices related to forecasted sales or purchases of coal or to the risk of changes in the fair value of a fixed price physical sales contract. Certain derivative contracts may be designated as hedges of these risks.

At December 31, 2009, the Company held derivatives for risk management purposes totaling 1.3 million tons of coal sales that are expected to settle during the remainder of 2010 and 0.8 million tons of coal sales that are expected to settle in 2011.

Coal trading positions

The Company may sell or purchase forward contracts, swaps and options in the over-the-counter coal market for trading purposes. The Company may also include non-derivative contracts in its trading portfolio. The Company is exposed to the risk of changes in coal prices on its coal trading portfolio. The timing of the estimated future realization of the value of the trading portfolio is 62% in 2010 and 38% in 2011.

Tabular derivatives disclosures

The Company's contracts with certain of its counterparties allow for the settlement of contracts in an asset position with contracts in a liability position in the event of default or termination. Such netting arrangements reduce our credit exposure related to these counterparties. For classification purposes, the Company records the net fair value of all the positions with these counterparties as a net asset or liability. The amounts shown in the table below represent the fair value position of individual contracts, regardless of the net position presented in the accompanying consolidated balance sheet. The fair value and location of derivatives reflected in the accompanying consolidated balance sheet are as follows:

	Fair Value of Derivatives as of December 31, 2009		
	Asset Derivatives	Liability Derivatives	
		(In thousands)	
Derivatives Designated as Hedging Instruments			
Heating oil	$ 13,954	$ (2,432)	
Coal	3,075	(6,355)	
Total	17,029	(8,787)	
Derivatives Not Designated as Hedging Instruments			
Coal — held for trading purposes	41,544	(31,262)	
Coal	11,459	(1,898)	
Total	53,003	(33,160)	
Total derivatives	70,032	(41,947)	
Effect of counterparty netting	(39,227)	39,227	
Net derivatives as classified in the balance sheet	**$ 30,805**	**$ (2,720)**	**$28,085**

Net derivatives as reflected on the balance sheet		
Heating oil	Other Current Assets	$11,998
	Accrued Expenses	(476)
Coal	Coal Derivative Assets	18,807
	Coal Derivative Liabilities	(2,244)
		$28,085

The Company had a current asset for the right to reclaim cash collateral of $12.5 million and $6.6 million at December 31, 2009 and 2008, respectively. These amounts are not included with the derivatives presented in the table above and are included in "other current assets" in the accompanying consolidated balance sheets.

The effects of derivatives on measures of financial performance are as follows:

	Year Ended December 31, 2009		
Derivatives used in Fair Value Hedging Relationships	Gain on Derivatives Used in Fair Value Hedge Relationships	Hedged Items in Fair Value Hedge Relationships	Loss on Hedged Items In Fair Value Hedge Relationships
	(In thousands)		
Coal	$2,586[1]	Firm commitments	$(2,586)[1]

Derivatives used in Cash Flow Hedging Relationships	Gain (Loss) Recognized in OCI (Effective Portion)	Losses Reclassified from OCI into Income (Effective Portion)	Gain (Loss) Recognized in Income (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Heating oil	$10,309	$(49,055)[2]	$—
Coal sales	(7,441)	(6,999)[1]	—
Coal purchases	1,089	(13,181)[2]	—
Totals	$ 3,957	$(69,235)	$—

Derivatives Not Designated as Hedging Instruments	Gain
Coal	$9,673[3]

Location in Statement of Income:

1 — Coal sales
2 — Cost of coal sales
3 — Change in fair value of coal derivatives and coal trading activities, net

During the year ended December 31, 2009, the Company recognized net unrealized and realized gains related to its trading portfolio (including derivative and non-derivative contracts) of $2.4 million as included in the caption "Change in fair value of coal derivatives and coal trading activities, net" in the accompanying consolidated statement of income. These gains are not included in the above table.

During the next twelve months, based on fair values at December 31, 2009, gains on derivative contracts designated as hedge instruments in cash flow hedges of approximately $6.7 million are expected to be reclassified from other comprehensive income into earnings.

8. Accrued Expenses and Other Current Liabilities

Accrued expenses included in current liabilities consist of the following:

	December 31	
	2009	2008
	(In thousands)	
Payroll and employee benefits	$ 41,773	$ 53,134
Taxes other than income taxes	88,980	92,682
Interest	55,557	33,168
Heating oil derivatives (see Note 7)	476	51,770
Workers' compensation (see Note 13)	7,439	6,964
Asset retirement obligations (see Note 12)	5,315	3,482
Other	28,176	8,003
	$227,716	$249,203

9. Taxes

Income taxes

The Company is subject to U.S. federal income tax as well as income tax in multiple state jurisdictions. The tax years 2005 through 2009 remain open to examination for U.S. federal income tax matters and 1998 through 2009 remain open to examination for various state income tax matters.

Significant components of the provision for (benefit from) income taxes are as follows:

	Year Ended December 31		
	2009	2008	2007
		(In thousands)	
Current:			
Federal	$ 21,295	$ 24,066	$ 3,687
State	864	1,027	—
Total current	22,159	25,093	3,687
Deferred:			
Federal	(39,492)	35,545	(20,090)
State	558	(18,864)	(3,447)
Total deferred	(38,934)	16,681	(23,537)
	$(16,775)	$ 41,774	$(19,850)

A reconciliation of the statutory federal income tax expense on the Company's pretax income to the actual provision for (benefit from) income taxes follows:

	Year Ended December 31		
	2009	2008	2007
	(In thousands)		
Income tax expense at statutory rate	$ 8,888	$138,637	$ 54,278
Percentage depletion allowance	(29,463)	(45,336)	(36,028)
State taxes, net of effect of federal taxes	(61)	4,060	569
Change in valuation allowance	725	(57,973)	(38,681)
Other, net	3,136	2,386	12
	$(16,775)	$ 41,774	$(19,850)

In 2009, 2008 and 2007, compensatory stock options and other equity based compensation awards were exercised resulting in a tax expense (benefit) of $0.2 million, $(9.8) million and $(5.6) million, respectively. The tax benefit will be recorded to paid-in capital at such point in time when a cash tax benefit is recognized.

Significant components of the Company's deferred tax assets and liabilities that result from carryforwards and temporary differences between the financial statement basis and tax basis of assets and liabilities are summarized as follows:

	December 31	
	2009	2008
	(In thousands)	
Deferred tax assets:		
Alternative minimum tax credit carryforwards	$142,070	$125,744
Net operating loss carryforwards	118,643	120,291
Reclamation and mine closure	59,648	49,612
Advance royalties	33,749	27,447
Retiree benefit plans	31,352	37,235
Plant and equipment	19,004	22,016
Workers' compensation	13,604	17,634
Derivatives	—	19,224
Other	59,877	57,288
Gross deferred tax assets	477,947	476,491
Valuation allowance	(1,120)	(395)
Total deferred tax assets	476,827	476,096
Deferred tax liabilities:		
Deferred development	72,163	59,401
Investment in tax partnerships	45,189	50,913
Other	10,507	18,182
Total deferred tax liabilities	127,859	128,496
Net deferred tax asset	348,968	347,600
Less current asset (liability)	(5,901)	52,918
Long-term deferred tax asset	$354,869	$294,682

The Company has net operating loss carryforwards for regular income tax purposes of $118.6 million at December 31, 2009 that will expire from 2010 to 2029. The Company has an alternative minimum tax credit carryforward of $142.1 million at December 31, 2009, which has no expiration date and can be used to offset future regular tax in excess of the alternative minimum tax.

During 2008, the Company reached a settlement with the IRS regarding the Company's treatment of the acquisition of the coal operations of Atlantic Richfield Company ("ARCO") and the simultaneous combination of the acquired ARCO operations and the Company's Wyoming operations into the Arch Western joint venture. The settlement did not result in a net change in deferred tax assets, but involved a re-characterization of deferred tax assets, including an increase in net operating loss carryforwards of $145.1 million and other amortizable assets which will provide additional tax deductions through 2013. A portion of these future cash tax benefits accrue to ARCO pursuant to the original purchase agreement, including $4.8 million and $6.8 million that was paid in 2009 and 2008, respectively, and recorded as goodwill.

The Company has recorded a valuation allowance for a portion of its deferred tax assets that management believes, more likely than not, will not be realized. Management reassesses the ability to realize its deferred tax assets annually in the fourth quarter or when circumstances indicate that the ability to realize deferred tax assets has changed. In determining the appropriate valuation allowance, the assessment takes into account expected future taxable income and available tax planning strategies. This review resulted in increases (decreases) in the valuation allowance of $0.7 million, $(61.9) million and $(44.7) million in 2009, 2008 and 2007 respectively. Of the decreases in 2008 and 2007, $3.9 million and $2.6 million, respectively, were recorded in paid in capital associated with the exercise of compensatory stock options. Also during 2008, the valuation allowance was reduced $7.0 million relating to state net operating losses that were lost as a result of changes to West Virginia's income tax laws during the year. The valuation allowance at December 31, 2009 and 2008 relates to certain state net operating loss benefits.

A reconciliation of the beginning and ending amounts of gross unrecognized tax benefits is as follows (in thousands):

Balance at January 1, 2007	$3,207
Additions based on tax positions related to the current year	1,255
Additions for tax positions of prior years	133
Reductions for tax positions of prior years	(284)
Settlements	(241)
Balance at December 31, 2007	4,070
Additions based on tax positions related to the current year	122
Additions for tax positions of prior years	909
Reductions for tax positions of prior years	(223)
Balance at December 31, 2008	4,878
Additions based on tax positions related to the current year	1,593
Additions for tax positions of prior years	205
Reductions for tax positions of prior years	(6)
Balance at December 31, 2009	$6,670

If recognized, $6.7 million of the gross unrecognized tax benefits at December 31, 2009 would affect the effective tax rate.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense. The Company had approximately $0.8 million of interest and penalty accrued at December 31, 2009 of which $0.6 million was recognized during 2009. No gross unrecognized tax benefits are expected to be reduced in the next 12 months due to the expiration of the statute of limitations.

Other taxes

The Emergency Economic Stabilization Act ("the Act") enacted on October 3, 2008 enabled certain coal producers to file for refunds of black lung excise taxes paid on export sales subsequent to October 1, 1990, along with interest computed at statutory rates. The Company filed for a refund under the Act and recognized a refund of $11.0 million plus interest of $10.3 million in the fourth quarter of 2008. The Company recorded additional income of $6.8 million during 2009, to adjust the estimated amount to be received, of which $6.1 million is reflected in interest income in the accompanying consolidated income statement, with the remainder in cost of coal sales.

10. Debt and Financing Arrangements

Debt consists of the following:

	December 31	
	2009	2008
	(In thousands)	
Commercial paper	$ 49,453	$ 65,671
Indebtedness to banks under credit facilities	204,000	273,597
6.75% senior notes ($950.0 million face value) due July 1, 2013	954,782	956,148
8.75% senior notes ($600.0 million face value) due August 1, 2016	585,441	—
Other	14,011	16,997
	1,807,687	1,312,413
Less current maturities and short-term borrowings	267,464	213,465
Long-term debt	$1,540,223	$1,098,948

The current maturities of debt include amounts borrowed that are supported by credit facilities that have a term of less than one year and amounts borrowed under credit facilities with terms longer than one year that the Company does not intend to refinance on a long-term basis, based on cash projections and management's plans.

Commercial Paper

On August 15, 2007, the Company entered into a commercial paper placement program, as amended, to provide short-term financing at rates that are generally lower than the rates available under the revolving credit facility. Under the commercial paper program, the Company may sell interest-bearing or discounted short-term unsecured debt obligations with maturities of no more than 270 days. Market conditions have impacted the Company's ability to issue commercial paper. The Company amended the program on April 11, 2008 to increase the maximum aggregate principal amount outstanding to $100.0 million from $75.0 million. The commercial paper placement program is supported by a revolving credit facility, which is subject to renewal annually, and expires on April 30, 2010. As of December 31, 2009, the weighted-average interest rate of the Company's outstanding commercial paper was 1.44% and maturity dates ranged from 4 to 55 days.

Credit Facilities and Availability

The Company maintains a secured credit facility. On August 27, 2009, the Company entered into an amendment that extended the maturity of the credit facility from June 23, 2011 to March 31, 2013 and increased the Company's borrowing capacity from $800.0 million to $860.0 million until June 23, 2011, when it will then decrease to $762.5 million. New banks may join the credit facility after June 23, 2011, subject to an aggregate maximum borrowing amount of $800.0 million. The amendment also increased the maximum leverage ratio, as defined, that the Company must maintain. A March 6, 2009, amendment amended certain covenants to make them less restrictive, including those related to lien creation, restricted payments and subsidiary guarantees of debt, in addition to an increase in the maximum leverage ratio, as defined, that the Company must maintain.

Borrowings under the credit facility bear interest at a floating rate based on LIBOR determined by reference to the Company's leverage ratio, as calculated in accordance with the credit agreement. The Company's credit facility is secured by substantially all of its assets as well as its ownership interests in substantially all of its subsidiaries, except its ownership interests in Arch Western and its subsidiaries. As of December 31, 2009, the weighted-average interest rate of the Company's outstanding borrowings under the credit facility was 3.49%. Commitment fees, of 0.50% per annum, are payable on the average unused daily balance of the revolving credit facility. Financial covenant requirements may restrict the amount of unused capacity available to the Company for borrowings and letters of credit.

The Company maintains an accounts receivable securitization program under which eligible trade receivables are sold, without recourse, to a multi-seller, asset-backed commercial paper conduit. The entity through which these receivables are sold is consolidated into the Company's financial statements. The Company may borrow and draw letters of credit against the facility, and pays facility fees, program fees and letter of credit fees (based on amounts of outstanding letters of credit) at rates that vary with our leverage ratio, as defined under the program. On May 22, 2008, the Company entered into an amendment to its accounts receivable securitization program that increased the size of the program from $150.0 million to $175.0 million. On March 31, 2009, the Company entered into an amendment to its accounts receivable securitization program that revised certain terms to strengthen the credit quality of the pool of receivables and increased the interest rate. The size of the program continues to allow for aggregate borrowings and letters of credit of up to $175.0 million, as limited by eligible accounts receivable.

Available borrowing capacity is based on the allowable amount of accounts receivable as defined under the terms of the agreement. The credit facility supporting the borrowings under the program is subject to renewal annually and expires March 31, 2010. The interest rate in effect as of December 31, 2009 was 1.06%.

As of December 31, 2009 and 2008, the Company had borrowings of $120.0 million and $205.0 million, respectively, outstanding under the credit facility. At December 31, 2009, the Company had $740.0 million of unused available borrowing capacity under the revolving credit facility. The Company had borrowings of $84.0 million and $68.6 million under the accounts receivable securitization program at December 31, 2009 and 2008, respectively. The Company also had letters of credit under the securitization program of $64.5 million as of December 31, 2009. At December 31, 2009, the Company had no available borrowing capacity under the accounts receivable securitization program.

6.75% senior notes

The 6.75% senior notes were issued by the Company's subsidiary, Arch Western Finance LLC ("Arch Western Finance"), under an indenture dated June 25, 2003. The senior notes are guaranteed by Arch Western and certain of its subsidiaries and are secured by an intercompany note from Arch Western to Arch Coal, Inc. The terms of the senior notes contain restrictive covenants that limit Arch Western's ability to, among other things, incur additional debt, sell or transfer assets, and make certain investments. Arch Western Finance issued $250.0 million of the Senior Notes at a premium of 104.75% of par. The premium is being amortized over the life of the notes. The redemption price of the notes, reflected as a percentage of the principal amount, is: 102.250% for notes redeemed prior to July 1, 2010; 101.125% for notes redeemed between July 1, 2010 and June 30, 2011 and 100% for notes redeemed on or after July 1, 2011.

8.75% senior notes

On July 31, 2009, the Company issued $600.0 million in aggregate principal amount of 8.75% senior unsecured notes due 2016 at an initial issue price of 97.464% of the face amount. The Company deferred issue costs of $14.5 million in association with the 8.75% senior notes. The net proceeds from this transaction were used primarily to finance the purchase of the Jacobs Ranch mining complex discussed in Note 3, "Business Combinations". Interest is payable on the notes on February 1 and August 1 of each year, commencing February 1, 2010. At any time on or after August 1, 2013, the Company may redeem some or all of the notes. The redemption price, reflected as a percentage of the principal amount, is: 104.375% for notes redeemed between August 1, 2013 and July 31, 2014; 102.188% for notes redeemed between August 1, 2014 and July 31, 2015; and 100% for notes redeemed on or after August 1, 2015.

The notes are guaranteed by most of the Company's subsidiaries, except for Arch Western and its subsidiaries and Arch Receivable Company, LLC. If the Company fails to meet an interest coverage ratio test as defined in the indenture, the ability of the Company and its subsidiaries to incur additional debt; pay dividends and make distributions or repurchase stock; make investments; create liens; issue and sell capital stock of subsidiaries; sell assets; enter into restrictions affecting the ability of restricted subsidiaries to make distributions, loans or advances to the Company; engage in transactions with affiliates; enter into sale and leasebacks; and merge or consolidate or transfer and sell assets would be limited.

The Company and the guarantor subsidiaries entered into a registration rights agreement (the "Registration Rights Agreement") in connection with the senior notes. Pursuant to the Registration Rights agreement, the Company must make reasonable best efforts to cause and file a registration statement to become effective with the SEC by July 31, 2010 and complete the exchange of the 8.75% senior notes by September 14, 2010. Should those events not occur within the specified time frame, the interest rate would be increased by one-quarter of one percent per annum for the first 90 days following such period. Such interest rate would increase by an additional one-quarter of one percent per annum thereafter up to a maximum aggregate increase of one percent per annum. Once any of the required events occur, the interest rate will revert to the rate specified in the indenture.

Expected aggregate maturities of debt for the next five years are $267.5 million in 2010, $0 in 2011, $0 in 2012, $950.0 in 2013 and $0 in 2014.

Terms of the Company's credit facilities and leases contain financial and other covenants that limit the ability of the Company to, among other things, acquire or dispose of assets and borrow additional funds. The terms also require the Company to, among other things, maintain various financial ratios and comply with various other financial covenants. In addition, the covenants require the pledging of assets to collateralize the Company's revolving credit facility. The assets pledged include equity interests in wholly-owned subsidiaries, certain real property interests, accounts receivable and inventory of the Company. Failure by the Company to comply with such covenants could result in an event of default, which, if not cured or waived, could have a material adverse effect on the Company. The Company complied with all financial covenants at December 31, 2009.

11. Fair Values of Financial Instruments

Inputs to fair value techniques are prioritized according to a fair value hierarchy, as defined below, that gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

- Level 1 is defined as observable inputs such as quoted prices in active markets for identical assets. Level 1 assets include available-for-sale equity securities and coal futures that are submitted for clearing on the New York Mercantile Exchange.

- Level 2 is defined as observable inputs other than Level 1 prices. These include quoted prices for similar assets or liabilities in an active market, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Company's level 2 assets and liabilities include commodity contracts (coal and heating oil) with quoted prices in over-the-counter markets or direct broker quotes.

- Level 3 is defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. These include the Company's commodity option contracts (primarily coal and heating oil) valued using modeling techniques, such as Black-Scholes, that require the use of inputs, particularly volatility, that are not observable.

The table below sets forth, by level, the Company's financial assets and liabilities that are accounted for at fair value:

	Fair Value at December 31, 2009			
	Total	Level 1	Level 2	Level 3
	(In thousands)			
Assets:				
Available-for-sale investments	$ 2,537	$2,341	$ —	$ 196
Derivatives	30,805	—	22,820	7,985
Total assets	$33,342	$2,341	$22,820	$8,181
Liabilities:				
Derivatives	$ 2,720	$1,188	$ 1,568	$ (36)

The Company's contracts with certain of its counterparties allow for the settlement of contracts in an asset position with contracts in a liability position in the event of default or termination. For classification purposes, the Company records the net fair value of all the positions with these counterparties as a net asset or liability. Each level in the table above displays the underlying contracts according to their classification in the accompanying consolidated balance sheet, based on this counterparty netting.

The following table summarizes the change in the fair values of financial instruments categorized as level 3.

	Year Ended December 31, 2009
	(In thousands)
Beginning balance	$ 1,050
Gains (losses), realized or unrealized	
Recognized in earnings	(3,381)
Recognized in other comprehensive income	3,031
Settlements, purchases and issuances	7,517
Ending balance	$ 8,217

Net unrealized losses during the twelve months ended December 31, 2009 related to level 3 financial instruments held on December 31, 2009 were $1.1 million.

Fair Value of Long-Term Debt

At December 31, 2009 and 2008, the fair value of the Company's senior notes and other long-term debt, including amounts classified as current, was $1,844.1 million and $1,178.0 million, respectively. Fair values are based upon observed prices in an active market when available or from valuation models using market information.

12. Asset Retirement Obligations

The Company's asset retirement obligations arise from the Federal Surface Mining Control and Reclamation Act of 1977 and similar state statutes, which require that mine property be restored in accordance with specified standards and an approved reclamation plan. The required reclamation activities to be performed are outlined in the Company's mining permits. These activities include reclaiming the pit and support acreage at surface mines, sealing portals at underground mines, and reclaiming refuse areas and slurry ponds.

The Company reviews its asset retirement obligation at least annually and makes necessary adjustments for permit changes as granted by state authorities and for revisions of estimates of the amount and timing of costs. For ongoing operations, adjustments to the liability result in an adjustment to the corresponding asset. For idle operations, adjustments to the liability are recognized as income or expense in the period the adjustment is recorded.

The following table describes the changes to the Company's asset retirement obligation liability for the years ended December 31:

	2009	2008
	(In thousands)	
Balance at January 1 (including current portion)	$258,851	$224,521
Accretion expense	23,427	19,613
Additions resulting from acquisition of Jacobs Ranch	75,109	—
Adjustments to the liability from changes in estimates	(43,709)	18,939
Liabilities settled	(3,269)	(4,222)
Balance at December 31	$310,409	$258,851
Current portion included in accrued expenses	(5,315)	(3,482)
Noncurrent liability	$305,094	$255,369

The 2009 reduction in the liability of $43.7 million from changes in estimates resulted from the impact of the Jacobs Ranch acquisition on the mining sequence in the existing pit configuration.

As of December 31, 2009, the Company had $205.7 million in surety bonds outstanding and $351.9 million in self-bonding to secure reclamation obligations.

13. Accrued Workers' Compensation

The Company is liable under the Federal Mine Safety and Health Act of 1969, as subsequently amended, to provide for pneumoconiosis (occupational disease) benefits to eligible employees, former employees, and dependents. The Company is also liable under various states' statutes for occupational disease benefits. The Company currently provides for federal and state claims principally through a self-insurance program. The occupational disease benefit obligation is determined by independent actuaries, at the present value of the actuarially computed present and future liabilities for such benefits over the employees' applicable years of service.

In addition, the Company is liable for workers' compensation benefits for traumatic injuries that are accrued as injuries are incurred. Traumatic claims are either covered through self-insured programs or through state-sponsored workers' compensation programs.

Workers' compensation expense consists of the following components:

	Year Ended December 31		
	2009	2008	2007
	(In thousands)		
Self-insured occupational disease benefits:			
Service cost	$ 531	$ 481	$ 1,310
Interest cost	558	449	998
Net amortization	(2,879)	(3,882)	(1,688)
Total occupational disease	(1,790)	(2,952)	620
Traumatic injury claims and assessments	8,904	10,277	10,055
Total workers' compensation expense	$ 7,114	$ 7,325	$10,675

Net amortization represents the systematic recognition of actuarial gains or losses over a five-year period.

The reconciliation of changes in the benefit obligation of the occupational disease liability is as follows:

	December 31	
	2009	2008
	(In thousands)	
Beginning of year obligation	$7,413	$ 17,463
Service cost	531	481
Interest cost	558	449
Actuarial gain	1,913	(10,436)
Benefit and administrative payments	(713)	(544)
Net obligation at end of year	$9,702	$ 7,413

At December 31, 2009 and 2008, accumulated gains of $10.9 million and $15.7 million, respectively, were not yet recognized in occupational disease cost and were recorded in accumulated other comprehensive income. The expected accumulated gain that will be amortized from accumulated other comprehensive income into occupational disease cost in 2010 is $2.2 million.

The following table provides the assumptions used to determine the projected occupational disease obligation:

	Year Ended December 31		
	2009	2008	2007
Weighted average assumptions:			
Discount rate	6.11%	6.65%	6.50%
Cost escalation rate	3.00%	3.00%	3.00%

Summarized below is information about the amounts recognized in the accompanying consolidated balance sheets for workers' compensation benefits:

	December 31	
	2009	2008
	(In thousands)	
Occupational disease costs	$ 9,702	$ 7,413
Traumatic and other workers' compensation claims	26,847	29,658
Total obligations	36,549	37,071
Less amount included in accrued expenses	7,439	6,964
Noncurrent obligations	$29,110	$30,107

As of December 31, 2009, the Company had $64.2 million in surety bonds and letters of credit outstanding to secure workers' compensation obligations.

14. Employee Benefit Plans

Defined Benefit Pension and Other Postretirement Benefit Plans

The Company provides funded and unfunded non-contributory defined benefit pension plans covering certain of its salaried and hourly employees. Benefits are generally based on the employee's age and compensation. The Company funds the plans in an amount not less than the minimum statutory funding requirements or more than the maximum amount that can be deducted for U.S. federal income tax purposes.

The Company also currently provides certain postretirement medical and life insurance coverage for eligible employees. Generally, covered employees who terminate employment after meeting eligibility requirements are eligible for postretirement coverage for themselves and their dependents. The salaried employee postretirement benefit plans are contributory, with retiree contributions adjusted annually, and contain other cost-sharing features such as deductibles and coinsurance. The Company's current funding policy is to fund the cost of all postretirement benefits as they are paid.

During 2009, the Company notified participants of the retiree medical plan of a plan change increasing the retirees' responsibility for medical costs. This change resulted in a remeasurement of the postretirement benefit obligation, which included a decrease in the discount rate from 6.85% to 5.68%. The remeasurement resulted in a decrease in the liability of $21.0 million, with a corresponding increase to other comprehensive income, and will result in future reductions in costs under the plan.

Obligations and Funded Status. Summaries of the changes in the benefit obligations, plan assets and funded status of the plans are as follows:

	Pension Benefits		Other Postretirement Benefits	
	2009	2008	2009	2008
	(In thousands)			
CHANGE IN BENEFIT OBLIGATIONS				
Benefit obligations at January 1	$240,578	$234,628	$ 60,836	$ 61,942
Service cost	13,444	12,917	2,954	2,937
Interest cost	15,946	14,636	3,667	3,716
Plan amendments	—	1,907	(28,561)	—
Benefits paid	(13,834)	(13,344)	(2,573)	(2,540)
Acquisition of Jacobs Ranch	1,542	—	2,506	—
Other-primarily actuarial loss (gain)	23,017	(10,166)	7,616	(5,219)
Benefit obligations at December 31	$280,693	$240,578	$ 46,445	$ 60,836
CHANGE IN PLAN ASSETS				
Value of plan assets at January 1	$166,304	$232,868	$ —	$ —
Actual return on plan assets	40,648	(55,837)	—	—
Employer contributions	18,781	2,617	2,573	2,540
Benefits paid	(13,834)	(13,344)	(2,573)	(2,540)
Value of plan assets at December 31	$211,899	$166,304	$ —	$ —
Accrued benefit cost	$ (68,794)	$ (74,274)	$(46,445)	$(60,836)
ITEMS NOT YET RECOGNIZED AS A COMPONENT OF NET PERIODIC BENEFIT COST				
Prior service credit (cost)	$ (1,575)	$ (2,352)	$ 12,106	$(18,616)
Accumulated gain (loss)	(59,899)	(63,780)	6,324	16,836
	$ (61,474)	$ (66,132)	$ 18,430	$ (1,780)
BALANCE SHEET AMOUNTS				
Current liability	$ (528)	$ (788)	$ (2,580)	$ (2,673)
Noncurrent liability	$ (68,266)	$ (73,486)	$(43,865)	$(58,163)
	$ (68,794)	$ (74,274)	$(46,445)	$(60,836)

Pension Benefits

The accumulated benefit obligation for all pension plans was $263.7 million and $228.5 million at December 31, 2009 and 2008, respectively. The accumulated benefit obligation differs from the benefit obligation in that it includes no assumption about future compensation levels.

The benefit obligation and the accumulated benefit obligation for the Company's unfunded pension plan were $10.7 million and $9.7 million, respectively, at December 31, 2009.

The prior service cost and net loss that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2010 are $0.2 million and $8.4 million, respectively.

Other Postretirement Benefits

The prior service credit and net gain that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2010 is $2.4 million and $1.3 million, respectively.

The postretirement plan amendment in 2009 relates to an increase in retirees' responsibility for medical costs and the related remeasurement of other postretirement benefit obligation as discussed above.

Components of Net Periodic Benefit Cost. The following table details the components of pension and other postretirement benefit costs.

Year Ended December 31,	Pension Benefits 2009	Pension Benefits 2008	Pension Benefits 2007	Other Postretirement Benefits 2009	Other Postretirement Benefits 2008	Other Postretirement Benefits 2007
			(In thousands)			
Service cost	$ 13,444	$ 12,917	$ 12,791	$ 2,954	$ 2,937	$ 2,796
Interest cost	15,946	14,636	13,197	3,667	3,716	3,050
Expected return on plan assets*	(17,719)	(17,932)	(17,324)	—	—	—
Amortization of prior service cost (credit)	193	(213)	(269)	2,161	3,458	1,663
Amortization of other actuarial losses (gains)	3,967	3,213	7,198	(2,897)	(3,644)	(3,014)
Curtailments	585	—	—	—	—	—
Net benefit cost	$ 16,416	$ 12,621	$ 15,593	$ 5,885	$ 6,467	$ 4,495

* The Company does not fund its other postretirement benefit obligations.

The differences generated from changes in assumed discount rates and returns on plan assets are amortized into earnings over a five-year period.

Assumptions. The following table provides the assumptions used to determine the actuarial present value of projected benefit obligations at December 31.

	Pension Benefits 2009	Pension Benefits 2008	Other Postretirement Benefits 2009	Other Postretirement Benefits 2008
Weighted average assumptions:				
Discount rate	5.97%	6.85%	5.67%	6.85%
Rate of compensation increase	3.39%	3.39%	N/A	N/A

The following table provides the assumptions used to determine net periodic benefit cost for years ended December 31.

	Pension Benefits 2009	Pension Benefits 2008	Pension Benefits 2007	Other Postretirement Benefits 2009	Other Postretirement Benefits 2008	Other Postretirement Benefits 2007
Weighted average assumptions:						
Discount rate	6.85%	6.50%	5.90%	6.85%/5.68%	6.50%	5.90%
Rate of compensation increase	3.39%	3.39%	3.39%	N/A	N/A	N/A
Expected return on plan assets	8.50%	8.50%	8.50%	N/A	N/A	N/A

The Company establishes the expected long-term rate of return at the beginning of each fiscal year based upon historical returns and projected returns on the underlying mix of invested assets. The Company utilizes modern portfolio theory modeling techniques in the development of its return assumptions. This technique projects rates of returns that can be generated through various asset allocations that lie within the risk tolerance set forth by members of the Company's pension committee (the "Pension Committee"). The risk assessment provides a link between a pension's risk capacity, management's willingness to accept investment risk and the asset allocation process, which ultimately leads to the return generated by the invested assets.

The health care cost trend rate assumed for 2010 is 11% and is expected to reach an ultimate trend rate of 5% by 2014. A one-percentage-point increase in the health care cost trend rate would have increased the postretirement benefit obligation at December 31, 2009 by $0.6 million. A one-percentage-point decrease in the health care cost trend rate would have decreased the postretirement benefit obligation at December 31, 2009 by $0.6 million. The effect of these changes would have had an insignificant impact on the net periodic postretirement benefit costs.

Plan Assets

The Pension Committee is responsible for overseeing the investment of pension plan assets. The Pension Committee is responsible for determining and monitoring appropriate asset allocations and for selecting or replacing investment managers, trustees and custodians. The pension plan's current investment targets are 65% equity, 30% fixed income securities and 5% cash. The Pension Committee reviews the actual asset allocation in light of these targets on a periodic basis and rebalances among investments as necessary. The Pension Committee evaluates the performance of investment managers as compared to the performance of specified benchmarks and peers and monitors the investment managers to ensure adherence to their stated investment style and to the plan's investment guidelines.

The Company's pension plan assets at December 31, 2009 are categorized below according to the fair value hierarchy as defined in Note 11, "Fair Values of Financial Instruments":

	Total	Level 1	Level 2	Level 3
		(In thousands)		
Equity securities:[(A)]				
U.S. mid-cap	$ 50,411	$29,884	$ 20,527	$—
U.S. large-cap	58,520	33,255	25,265	—
Non-U.S.	14,466	—	14,466	—
Fixed income securities:				
U.S. government securities[(B)]	11,582	11,582	—	—
Non-U.S. government securities[(C)]	955	—	955	—
U.S. government asset and mortgage backed securities[(D)]	979	—	979	—
Corporate fixed income[(E)]	14,959	—	14,959	—
State and local government securities[(F)]	6,386	—	6,386	—
Other fixed income[(G)]	43,283	—	43,283	—
Short-term investments[(H)]	5,975	1,616	4,359	—
Other investments[(I)]	4,383	4,245	138	—
Total	$211,899	$80,582	$131,317	$—

(A) Equity securities includes investments in 1) common stock, 2) preferred stock and 3) mutual funds. Investments in common and preferred stocks are valued using quoted market prices multiplied by the number of shares owned. Investments in mutual funds are valued at the net asset value per share multiplied by the number of shares held as of the measurement date and are traded on listed exchanges.

(B) U.S. government securities includes agency and treasury debt. These investments are valued using dealer quotes in an active market.

(C) Non-U.S. government securities includes debt securities issued by foreign governments and are valued utilizing a price spread basis valuation technique with observable sources from investment dealers and research vendors.

(D) U.S. government asset and mortgage backed securities includes government-backed mortgage funds which are valued utilizing an income approach that includes various valuation techniques and sources such as discounted cash flows models, benchmark yields and securities, reported trades, issuer trades and/or other applicable data.

(E) Corporate fixed income is primarily comprised of corporate bonds and certain corporate asset-backed securities that are denominated in the U.S. dollar and are investment-grade securities.

(F) State and local government securities include different U.S. state and local municipal bonds and asset backed securities, these investments are valued utilizing a market approach that includes various valuation techniques and sources such as value generation models, broker quotes in active and non-active markets, benchmark yields and securities, reported trades, issuer trades and/or other applicable data.

(G) Other fixed income investments are actively managed fixed income vehicles that are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

(H) Short-term investments include governmental agency funds and pooled funds and mutual funds. Governmental agency funds are valued utilizing an option adjusted spread valuation technique and sources such as interest rate generation processes, benchmark yields and broker quotes. Investments in pooled funds and mutual funds are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

(I) Other investments includes cash, forward contracts, derivative instruments, interest rate swaps and mutual funds. Investments in interest rate swaps are valued utilizing a market approach that includes various valuation techniques and sources such as value generation models, broker quotes in active and non-active markets, benchmark yields and securities, reported trades, issuer trades and/or other applicable data. Forward contracts and derivative instruments are valued at their exchange listed price or broker quote in an active market. The mutual funds are valued at the net asset value per share multiplied by the number of shares held as of the measurement date and are traded on listed exchanges.

Cash Flows. In order to achieve a desired funded status, the Company expects to make contributions of $16.6 million to the pension plans in 2010. This estimate is based on current funding regulations, which are currently under review for potential modification to provide funding relief to companies that sponsor pension plans.

The following represents expected future benefit payments, which reflect expected future service, as appropriate:

	Pension Benefits	Other Postretirement Benefits
	(In thousands)	
2010	$ 21,481	$ 3,512
2011	23,313	3,940
2012	24,243	4,220
2013	26,642	4,460
2014	27,879	4,714
Years 2015-2019	147,405	26,523
	$270,963	$47,369

Multi-employer Pension and Benefit Plans

The Coal Industry Retiree Health Benefit Act of 1992 ("Benefit Act") provides for the funding of medical and death benefits for certain retired members of the United Mine Workers of America ("UMWA") through premiums to be paid by assigned operators (former employers), transfers in 1993 and 1994 from an overfunded pension trust established for the benefit of retired UMWA members, and transfers from the Abandoned Mine Lands Fund (funded by a federal tax on coal production) commencing in 1995. The Company was a party to a lawsuit against the UMWA combined benefit fund associated with the Central Appalachia operations sold in the fourth quarter of 2005. The lawsuit contested premium calculations that involved the assignment of retiree benefits by the Social Security Administration to the signatory companies. During the year ended December 31, 2007, the litigation was resolved in favor of the signatory companies to the combined benefit fund and the Company recognized income of $3.8 million, of which $3.4 million is included as a reduction in cost of coal sales and $0.4 million is included in interest income in the accompanying consolidated statements of income.

Other Plans

The Company sponsors savings plans which were established to assist eligible employees provide for their future retirement needs. The Company's expense, representing its contributions to the plans, was $15.9 million, $16.7 million and $14.5 million for the years ended December 31, 2009, 2008 and 2007, respectively.

15. Capital Stock

On March 14, 2006, the Company filed a registration statement on Form S-3 with the SEC. The registration statement allows the Company to offer, from time to time, an unlimited amount of debt securities, preferred stock, depositary shares, purchase contracts, purchase units, common stock and related rights and warrants.

Common Stock

On July 31, 2009, the Company sold 17 million shares of its common stock at a public offering price of $17.50 per share and on August 6, 2009, the Company issued an additional 2.55 million shares of its common stock under the same terms and conditions to cover underwriters' over-allotments. The net proceeds received from the issuance of common stock were $326.5 million, which was used primarily to finance the purchase of the Jacobs Ranch mining complex discussed in Note 3, "Business Combinations".

Preferred Stock

In January 2008, 84,376 shares of the Company's 5% Perpetual Cumulative Convertible Preferred Stock ("Preferred Stock") were converted into 404,735 shares of the Company's common stock. On February 1, 2008, the Company redeemed the remaining 505 shares of Preferred Stock at the redemption price of $50.00 per share. During 2007, 58,890 shares of preferred stock were converted to common stock.

Stock Repurchase Plan

In September 2006, the Company's Board of Directors authorized a share repurchase program, for the purchase of up to 14,000,000 shares of the Company's common stock. At December 31, 2009, 10,925,800 shares of common stock were available for repurchase under the plan. During 2008, the Company repurchased 1,511,800 shares of its common stock under the repurchase program at an average cost of $35.62 per share. Future repurchases under the plan will be made at management's discretion and will depend on market conditions and other factors. There were no purchases made under the plan during 2009 or 2007.

16. Stockholder Rights Plan

Under a stockholder rights plan, preferred share purchase rights ("Preferred Purchase Rights") entitle their holders to purchase two hundredths of a share of a series of junior participating preferred stock at an exercise price of $42 per share. The Preferred Purchase Rights are exercisable only when a person or group (an "Acquiring Person") acquires 20% or more of the Company's common stock or if a tender or exchange offer is announced which would result in ownership by a person or group of 20% or more of the Company's common stock. In certain circumstances, the Preferred Purchase Rights allow the holder (except for the Acquiring Person) to purchase the Company's common stock or voting stock of the Acquiring Person at a discount. The Board of Directors has the option to allow some or all holders (except for the Acquiring Person) to exchange their rights for Company common stock. The rights will expire on March 20, 2010, subject to earlier redemption or exchange by the Company as described in the plan.

17. Stock Based Compensation and Other Incentive Plans

Under the Company's Stock Incentive Plan (the "Incentive Plan"), 18,000,000 shares of the Company's common stock are reserved for awards to officers and other selected key management employees of the

Company. The Incentive Plan provides the Board of Directors with the flexibility to grant stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance stock or units, merit awards, phantom stock awards and rights to acquire stock through purchase under a stock purchase program ("Awards"). Awards the Board of Directors elects to pay out in cash do not count against the 18,000,000 shares authorized in the Incentive Plan. The Incentive Plan calls for the adjustment of shares awarded under the plan in the event of a split.

As of December 31, 2009, the Company had stock options, restricted stock and restricted stock units outstanding under the Incentive Plan.

Stock Options

Stock options are granted at a price equal to the closing market price of the Company's common stock on the date of grant and are generally subject to vesting provisions of at least one year from the date of grant. Information regarding stock option activity under the Incentive Plan follows for the year ended December 31, 2009:

	Common Shares (In thousands)	Weighted Average Exercise Price	Aggregate Intrinsic Value (In thousands)	Average Contract Life
Options outstanding at January 1	2,935	$29.08		
Granted	1,044	14.08		
Exercised	(13)	6.22		
Canceled	(29)	31.00		
Expired	(2)	20.41		
Options outstanding at December 31	3,935	25.17	$23,118	6.33
Options exercisable at December 31	2,036	21.64	14,668	4.31

The aggregate intrinsic value of options exercised during the years ended December 31, 2009, 2008 and 2007 was $0.1 million, $24.7 million and $14.9 million, respectively.

Information regarding changes in stock options outstanding and not yet vested and the related grant-date fair value under the Incentive Plan follows for the year ended December 31, 2009:

	Common Shares (In thousands)	Weighted Average Grant-Date Fair Value
Unvested options at January 1	1,408	$18.43
Granted	1,044	6.63
Vested	(531)	17.18
Canceled	(22)	12.07
Unvested options at December 31	1,899	12.36

Compensation expense related to stock options for the years ended December 31, 2009, 2008 and 2007 was $11.8 million, $10.7 million and $3.8 million, respectively. As of December 31, 2009, there was $10.6 million of unrecognized compensation cost related to the unvested stock options. The total grant-date fair value of options vested during the years ended December 31, 2009, 2008 and 2007 was $9.1 million, $4.4 million and $0.3 million, respectively. The options provide for the continuation of vesting for retirement-eligible recipients that meet certain criteria. The expense for these options is recognized through the date that the employee first becomes eligible to retire and is no longer required to provide service to earn part or all of the award. The majority of the cost relating to the stock-based compensation plans is included in selling, general and administrative expenses in the accompanying consolidated statements of income.

Weighted average assumptions used in the Black-Scholes option pricing model for granted options follow:

	Year Ended December 31		
	2009	2008	2007
Weighted average grant-date fair value per share of options granted	$6.63	$21.29	$14.37
Assumptions (weighted average):			
Risk-free interest rate	1.75%	2.86%	4.70%
Expected dividend yield	2.56%	0.6%	0.7%
Expected volatility	69.3%	45.7%	39.5%
Expected life (in years)	4.5	4.7	6.0

Expected volatilities are based on historical stock price movement and implied volatility from traded options on the Company's stock. The expected life of the option was determined based on historical exercise activity. Most options granted vest over periods of three to four years.

Restricted Stock and Restricted Stock Unit Awards

The Company may issue restricted stock and restricted stock units, which require no payment from the employee. Restricted stock cliff-vests at various dates and restricted stock units typically vest ratably over three years. Compensation expense is based on the fair value on the grant date and is recorded ratably over the vesting period. During the vesting period, the employee receives cash compensation equal to the amount of dividends that would have been paid on the underlying shares.

Information regarding restricted stock and restricted stock unit activity and weighted average grant-date fair value follows for the year ended December 31, 2009:

	Restricted Stock		Restricted Stock Units	
	Common Shares	Weighted Average Grant-Date Fair Value	Common Shares	Weighted Average Grant-Date Fair Value
	(In thousands)		(In thousands)	
Outstanding at January 1	91	$34.15	64	$50.47
Granted	35	14.05	—	—
Vested	(50)	30.35	(10)	37.76
Outstanding at December 31	76	27.43	54	52.69

The weighted average fair value of restricted stock granted during 2008 and 2007 was $49.05 and $33.27, respectively. The weighted average fair value of restricted stock units granted during 2008 was $52.69; there were none granted during 2007. The total grant-date fair value of restricted stock that vested during 2009, 2008 and 2007 was $1.5 million, $1.0 million and $0.1 million, respectively. The total grant-date fair value of restricted stock units that vested during 2009, 2008 and 2007 was $0.4 million, $1.9 million and $2.0 million, respectively. Unearned compensation of $2.4 million will be recognized over the remaining vesting period of the outstanding restricted stock and restricted stock units. The Company recognized expense of approximately $1.7 million, $1.9 million and $1.8 million related to restricted stock and restricted stock units for the years ended December 31, 2009, 2008 and 2007, respectively.

Performance-Contingent Phantom Stock Awards

During the year ended December 31, 2008, certain stock price and EBITDA performance measurements were satisfied under performance-contingent phantom stock awards awarded to all of the Company's executives, and the Company issued 0.2 million shares of common stock and paid cash of $3.5 million under the awards. The Company recognized $1.1 million and $1.4 million of expense under this award in the years ended December 31, 2008 and 2007, respectively. The expense is included in selling, general and administrative expenses in the accompanying consolidated statements of income.

Deferred Compensation Plan

The Company maintains a deferred compensation plan that allows eligible employees to defer receipt of compensation until the dates elected by the participant. Participants in the plan may defer up to 85% of their base salaries and up to 100% of their annual incentive awards. The plan also allows participants to defer receipt of up to 100% of the shares under any restricted stock unit or performance-contingent stock awards. The amounts deferred are invested in accounts that mirror the gains and losses of a number of different investment funds, including a hypothetical investment in shares of the Company's common stock. Participants are always vested in their deferrals to the plan and any related earnings. The Company has established a grantor trust to fund the obligations under the plan. The trust has purchased corporate-owned life insurance to offset these obligations. The policies are recorded at their net cash surrender values of $37.2 million and $21.8 million at December 31, 2009 and 2008, respectively. The participants have an unsecured contractual commitment by the Company to pay the amounts due under the plan. Any assets placed in trust by the Company to fund future obligations of the plan are subject to the claims of creditors in the event of insolvency or bankruptcy, and participants are general creditors of the company as to their deferred compensation in the plans.

Under the plan, the Company credits each participant's account with the number of units equal to the number of shares or units that the participant could purchase or receive with the amount of compensation deferred, based upon the fair market value of the underlying investment on that date. The amount the employee will receive from the plan will be based on the number of units credited to each participant's account, valued on the basis of the fair market value of an equivalent number of shares or units of the underlying investment on that date. The liability under the plan was $29.6 million at December 31, 2009 and $19.0 million at December 31, 2008.

The Company's net income (expense) related to the deferred compensation plan for the years ended December 31, 2009, 2008 and 2007 was $4.1 million, $(2.3) million and $(5.3) million, respectively.

18. Risk Concentrations

Credit Risk and Major Customers

The Company has a formal written credit policy that establishes procedures to determine creditworthiness and credit limits for trade customers and counterparties in the over-the-counter coal market. Generally, credit is extended based on an evaluation of the customer's financial condition. Collateral is not generally required, unless credit cannot be established. Credit losses are provided for in the financial statements and historically have been minimal.

The Company markets its coal principally to electric utilities in the United States. Sales to customers in foreign countries were $194.4 million, $486.1 million and $196.7 million for the years ended December 31, 2009, 2008 and 2007, respectively. As of December 31, 2009 and 2008, accounts receivable from electric utilities located in the United States totaled $119.0 million and $160.0 million, respectively, or 62% and 74% of total trade receivables, respectively.

The Company is committed under long-term contracts to supply coal that meets certain quality requirements at specified prices. These prices are generally adjusted based on indices. Quantities sold under some of these contracts may vary from year to year within certain limits at the option of the customer. The Company sold approximately 126.1 million tons of coal in 2009. Approximately 72% of this tonnage (representing approximately 66% of the Company's revenue) was sold under long-term contracts (contracts having a term of greater than one year). Prices for coal sold under long-term contracts ranged from $6.35 to $119.00 per ton.

Long-term contracts ranged in remaining life from one to eight years. Sales (including spot sales) to our largest customer, Tennessee Valley Authority, were $278.8 million, $416.5 million and $336.4 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Third-party sources of coal

The Company uses independent contractors to mine coal at certain mining complexes. The Company also purchases coal from third parties that it sells to customers. Factors beyond the Company's control could affect the availability of coal produced for or purchased by the Company. Disruptions in the quantities of coal produced for or purchased by the Company could impair its ability to fill customer orders or require it to purchase coal from other sources at prevailing market prices in order to satisfy those orders.

Transportation

The Company depends upon barge, rail, truck and belt transportation systems to deliver coal to its customers. Disruption of these transportation services due to weather-related problems, mechanical difficulties, strikes, lockouts, bottlenecks, and other events could temporarily impair the Company's ability to supply coal to its customers, resulting in decreased shipments. In the past, disruptions in rail service have resulted in missed shipments and production interruptions.

19. Earnings per Common Share

The following table provides the basis for earnings per share calculations by presenting the income available to common stockholders of the Company, after deducting earnings allocated to participating securities, and by reconciling basic and diluted weighted average shares outstanding:

	Year Ended December 31		
	2009	2008	2007
		(In thousands)	
Income for basic earnings per share calculation:			
Income allocated to common stockholders	$ 42,128	$353,951	$174,399
Weighted average shares outstanding:			
Basic weighted average shares outstanding	150,963	143,604	142,518
Effect of common stock equivalents under incentive plans	309	779	1,068
Effect of common stock equivalents arising from Preferred Stock	—	33	433
Diluted weighted average shares outstanding	151,272	144,416	144,019

The effect of options to purchase 2.2 million, 0.8 million and 0.5 million shares of common stock were excluded from the calculation of diluted weighted average shares outstanding for the years ended December 31, 2009, 2008 and 2007, respectively, because the exercise price of these options exceeded the average market price of the Company's common stock for this period.

20. Leases

The Company leases equipment, land and various other properties under non-cancelable long-term leases, expiring at various dates. Certain leases contain options that would allow the Company to extend the lease or purchase the leased asset at the end of the base lease term. In addition, the Company enters into various non-cancelable royalty lease agreements under which future minimum payments are due.

Minimum payments due in future years under these agreements in effect at December 31, 2009 are as follows:

	Operating Leases	Royalties
	(In thousands)	
2010	$ 33,435	$ 32,609
2011	31,506	33,528
2012	27,435	16,528
2013	23,529	16,770
2014	21,324	15,924
Thereafter	30,277	31,951
	$167,506	$147,310

Rental expense, including amounts related to these operating leases and other shorter-term arrangements, amounted to $43.3 million in 2009, $42.8 million in 2008 and $37.2 million in 2007. Royalty expense, including production royalties, was $230.5 million in 2009, $259.2 million in 2008 and $204.7 million in 2007.

As of December 31, 2009, certain of the Company's lease obligations were secured by outstanding surety bonds totaling $63.8 million.

21. Guarantees

On December 31, 2005, the Company sold the stock of three subsidiaries and their four associated mining operations and coal reserves in Central Appalachia to Magnum Coal Company ("Magnum") under the Purchase and Sale Agreement (the "Purchase Agreement"). The Company has agreed to continue to provide surety bonds and letters of credit for reclamation and retiree healthcare obligations related to the properties the Company sold to Magnum. The Purchase Agreement requires Magnum to reimburse the Company for costs related to the surety bonds and letters of credit and to use commercially reasonable efforts to replace the obligations. If the surety bonds and letters of credit related to the reclamation obligations are not replaced by Magnum within a specified period of time, Magnum must post a letter of credit in favor of the Company in the amounts of the reclamation obligations. At December 31, 2009, the Company had $91.6 million of surety bonds related to properties sold to Magnum. Patriot Coal Corporation acquired Magnum in July 2008, and, as a result, Magnum will be required to post letters of credit in the Company's favor for the full amount of the reclamation obligation on or before February 2011.

Magnum also acquired certain coal supply contracts with customers who did not consent to the assignment of the contract from the Company to Magnum. The Company has committed to purchase coal from Magnum to sell to those customers at the same price it is charging the customers for the sale. In addition, certain contracts were assigned to Magnum, but the Company has guaranteed performance under the contracts. The longest of the coal supply contracts extends to the year 2017. If Magnum is unable to supply the coal for these coal sales contracts then the Company would be required to purchase coal on the open market or supply contracts from its existing operations. At market prices effective at December 31, 2009, the cost of purchasing 13.0 million tons of coal to supply the contracts that have not been assigned over their duration would exceed the sales price under the contracts by approximately $423.4 million, and the cost of purchasing 2.6 million tons of coal to supply the assigned and guaranteed contracts over their duration would exceed the sales price under the contracts by approximately $52.8 million. The Company has also guaranteed Magnum's performance under certain operating leases, the longest of which extends through 2011. If the Company were required to perform under its guarantees of the operating lease agreements, it would be required to make $2.6 million of lease payments. As the Company does not believe that it is probable that it would have to purchase replacement coal or fulfill its obligations under the lease guarantees, no losses have been recorded in the consolidated financial statements as of

December 31, 2009. However, if the Company would have to perform under these guarantees, it could potentially have a material adverse effect on the business, results of operations and financial condition of the Company.

In connection with the Company's acquisition of the coal operations of ARCO and the simultaneous combination of the acquired ARCO operations and the Company's Wyoming operations into the Arch Western joint venture, the Company agreed to indemnify the other member of Arch Western against certain tax liabilities in the event that such liabilities arise prior to June 1, 2013 as a result of certain actions taken, including the sale or other disposition of certain properties of Arch Western, the repurchase of certain equity interests in Arch Western by Arch Western or the reduction under certain circumstances of indebtedness incurred by Arch Western in connection with the acquisition. If the Company were to become liable, the maximum amount of potential future tax payments was $41.8 million at December 31, 2009, which is not recorded as a liability in the Company's consolidated financial statements. Since the indemnification is dependent upon the initiation of activities within the Company's control and the Company does not intend to initiate such activities, it is remote that the Company will become liable for any obligation related to this indemnification. However, if such indemnification obligation were to arise, it could potentially have a material adverse effect on the business, results of operations and financial condition of the Company.

22. Contingencies

The Company is a party to numerous claims and lawsuits with respect to various matters. The Company provides for costs related to contingencies when a loss is probable and the amount is reasonably determinable. After conferring with counsel, it is the opinion of management that the ultimate resolution of pending claims will not have a material adverse effect on the consolidated financial condition, results of operations or liquidity of the Company.

23. Segment Information

The Company has three reportable business segments, which are based on the major low-sulfur coal basins in which the Company operates. Each of these reportable business segments includes a number of mine complexes. The Company manages its coal sales by coal basin, not by individual mine complex. Geology, coal transportation routes to customers, regulatory environments and coal quality are generally consistent within a basin. Accordingly, market and contract pricing have developed by coal basin. Mine operations are evaluated based on their per-ton operating costs (defined as including all mining costs but excluding pass-through transportation expenses), as well as on other non-financial measures, such as safety and environmental performance. The Company's reportable segments are the Powder River Basin (PRB) segment, with operations in Wyoming; the Western Bituminous (WBIT) segment, with operations in Utah, Colorado and southern Wyoming; and the Central Appalachia (CAPP) segment, with operations in southern West Virginia, eastern Kentucky and Virginia.

Operating segment results for the years ended December 31, 2009, 2008 and 2007 are presented below. Results for the operating segments include all direct costs of mining, including all depreciation, depletion and amortization related to the mining operations, even if the assets are not recorded at the operating segment level. See discussion of segment assets below. Corporate, Other and Eliminations includes the change in fair value of coal derivatives and coal trading activities, net; corporate overhead; land management; other support functions; and the elimination of intercompany transactions.

The presentation of segments' total assets below has changed from what was previously presented. The presentation was previously based on the amounts reflected in the accounts of the respective organizations. The amounts below reflect, for all periods presented, total assets used in the Company's return-on-assets calculation that is used as a metric in management incentive compensation plans and represent an allocation of assets used in the segments' cash-generating activities. The amounts in the Corporate, Other and Eliminations represent primarily corporate assets (cash, receivables, investments, plant, property and equipment) as well as goodwill, unassigned coal reserves, above-market acquired sales contracts and other unassigned assets.

	PRB	WBIT	CAPP	Corporate, Other and Eliminations	Consolidated
			(In thousands)		
December 31, 2009					
Coal sales	$1,205,492	$540,694	$ 829,895	$ —	$2,576,081
Income (loss) from operations	82,341	29,722	105,241	(93,590)	123,714
Total assets	2,421,917	687,873	734,309	996,497	4,840,596
Depreciation, depletion and amortization	127,378	83,781	88,409	2,040	301,608
Amortization of acquired sales contracts, net	19,934	(311)	—	—	19,623
Capital expenditures	58,275	67,299	48,673	148,903	323,150
December 31, 2008					
Coal sales	$1,162,056	$659,389	$1,162,361	$ —	$2,983,806
Income (loss) from operations	109,032	121,261	296,699	(65,722)	461,270
Total assets	1,577,260	685,383	782,951	933,370	3,978,964
Depreciation, depletion and amortization	117,417	82,215	92,189	1,732	293,553
Amortization of acquired sales contracts, net	336	(1,041)	—	—	(705)
Capital expenditures	123,909	162,698	81,860	128,880	497,347
December 31, 2007					
Coal sales	$1,053,516	$540,061	$ 820,067	$ —	$2,413,644
Income (loss) from operations	126,067	102,758	72,230	(70,424)	230,631
Total assets	1,401,736	621,197	765,875	805,791	3,594,599
Depreciation, depletion and amortization	114,865	68,203	58,219	2,408	243,695
Amortization of acquired sales contracts, net	271	(1,904)	—	—	(1,633)
Capital expenditures	48,141	99,282	163,125	177,815	488,363

A reconciliation of segment income from operations to consolidated income before income taxes follows:

	Year Ended December 31		
	2009	2008	2007
		(In thousands)	
Income from operations	$ 123,714	$461,270	$230,631
Interest expense	(105,932)	(76,139)	(74,865)
Interest income	7,622	11,854	2,600
Other non-operating expense	—	—	(2,273)
Income before income taxes	$ 25,404	$396,985	$156,093

24. Quarterly Financial Information (Unaudited)

Quarterly financial data for the years ended December 31, 2009 and 2008 is summarized below:

	March 31 (a)(b)	June 30 (b)	September 30 (b)	December 31 (b)
	(In thousands, except per share data)			
2009:				
Coal sales	$681,040	$554,612	$614,957	$725,472
Gross profit	60,873	18,614	54,199	50,449
Income from operations	38,572	7,309	48,338	29,495
Net income (loss)	30,572	(15,161)	25,216	1,552
Basic earnings (loss) per common share	0.21	(0.11)	0.16	0.01
Diluted earnings (loss) per common share	0.21	(0.11)	0.16	0.01

	March 31	June 30	September 30	December 31 (a)
	(In thousands, except per share data)			
2008:				
Coal sales	$699,350	$785,117	$769,458	$729,881
Gross profit	111,904	144,681	129,901	120,550
Income from operations	116,724	169,224	87,930	87,392
Net income	81,421	113,271	98,027	62,492
Basic earnings per common share	0.56	0.78	0.68	0.44
Diluted earnings per common share	0.56	0.78	0.68	0.44

(a) The Company filed for black lung excise tax refunds and recognized a refund of $11.0 million, plus interest of $10.3 million, in the fourth quarter of 2008, and recorded an adjustment for an additional $6.8 million during 2009.

(b) The Jacobs Ranch mining complex was acquired on October 1, 2009 for $768.8 million. We expensed costs related to the acquisition of $3.4 million, $3.0 million, $0.8 million, and $6.5 million in the first, second, third and fourth quarters of 2009, respectively.

25. Supplemental Condensed Consolidating Financial Information

Pursuant to the indenture governing the Arch Coal Inc senior notes, certain wholly-owned subsidiaries of the Company have fully and unconditionally guaranteed the senior notes on a joint and several basis. The following tables present unaudited condensed consolidating financial information for (i) the Company, (ii) the issuer of the senior notes , (iii) the guarantors under the Notes, and (iv) the entities which are not guarantors under the Notes (Arch Western Resources, LLC and Arch Receivable Company, LLC):

Condensed Consolidating Statements of Income
Year Ended December 31, 2009

	Parent/Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(In thousands)		
Revenue					
Coal Sales	$ —	$924,692	$1,651,389	$ —	$2,576,081
Costs, expenses and other					
Cost of coal sales	7,481	713,782	1,398,663	(49,211)	2,070,715
Depreciation, depletion and amortization	3,678	138,125	159,805	—	301,608
Amortization of acquired sales contracts, net	—	—	19,623	—	19,623
Selling, general and administrative expenses	49,672	7,504	46,563	(5,952)	97,787
Change in fair value of coal derivatives and coal trading activities, net	—	(12,056)	—	—	(12,056)
Costs related to acquisition of Jacobs Ranch	13,726	—	—	—	13,726
Other operating expense (income) net	(12,909)	(85,460)	4,170	55,163	(39,036)
	61,648	761,895	1,628,824	—	2,452,367
Income from investment in subsidiaries	165,183	—	—	(165,183)	—
Income from operations	103,535	162,797	22,565	(165,183)	123,714
Interest expense, net:					
Interest expense	(92,371)	(2,442)	(70,668)	59,549	(105,932)
Interest income	14,240	720	52,211	(59,549)	7,622
	(78,131)	(1,722)	(18,457)	—	(98,310)
Income before income taxes	25,404	161,075	4,108	(165,183)	25,404
Benefit from income taxes	(16,775)	—	—	—	(16,775)
Net income	42,179	161,075	4,108	(165,183)	42,179
Less: Net income attributable to noncontrolling interest	(10)	—	—	—	(10)
Net income attributable to Arch Coal	$ 42,169	$161,075	$ 4,108	$(165,183)	$ 42,169

Condensed Consolidating Statements of Income
Year Ended December 31, 2008

	Parent/Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(In thousands)		
Revenue					
Coal Sales	$ 937	$1,224,861	$1,758,008	$ —	$2,983,806
Costs, expenses and other					
Cost of coal sales	3,905	821,959	1,395,176	(37,118)	2,183,922
Depreciation, depletion and amortization	3,122	135,012	155,419	—	293,553
Amortization of acquired sales contracts, net	—	—	(705)	—	(705)
Selling, general and administrative expenses	71,094	8,662	34,502	(7,137)	107,121
Change in fair value of coal derivatives and coal trading activities, net	—	(55,093)	—	—	(55,093)
Other operating expense (income), net	(10,950)	(49,706)	10,139	44,255	(6,262)
	67,171	860,834	1,594,531	—	2,522,536
Income from investment in subsidiaries	535,452	—	—	(535,452)	—
Income from operations	469,218	364,027	163,477	(535,452)	461,270
Interest expense, net:					
Interest expense	(103,642)	(5,493)	(77,757)	110,753	(76,139)
Interest income	31,409	3,735	87,463	(110,753)	11,854
	(72,233)	(1,758)	9,706	—	(64,285)
Income before income taxes	396,985	362,269	173,183	(535,452)	396,985
Provision for income taxes	41,774	—	—	—	41,774
Net income	355,211	362,269	173,183	(535,452)	355,211
Less: Net income attributable to noncontrolling interest	(881)	—	—	—	(881)
Net income attributable to Arch Coal	$ 354,330	$ 362,269	$ 173,183	$(535,452)	$ 354,330

Condensed Consolidating Statements of Income
Year Ended December 31, 2007

	Parent/Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(In thousands)		
Revenue					
Coal Sales	$ —	$872,578	$1,541,066	$ —	$2,413,644
Costs, expenses and other					
Cost of coal sales	11,212	722,018	1,192,348	(37,293)	1,888,285
Depreciation, depletion and amortization	2,942	103,799	136,954	—	243,695
Amortization of acquired sales contracts, net	—	—	(1,633)	—	(1,633)
Selling, general and administrative expenses	54,303	8,220	28,363	(6,440)	84,446
Change in fair value of coal derivatives and coal trading activities, net	—	(7,292)	—	—	(7,292)
Other operating expense (income), net	(17,797)	(60,775)	10,351	43,733	(24,488)
	50,660	765,970	1,366,383	—	2,183,013
Income from investment in subsidiaries	304,792	—	—	(304,792)	—
Income from operations	254,132	106,608	174,683	(304,792)	230,631
Interest expense, net:					
Interest expense	(126,405)	(5,737)	(86,710)	143,987	(74,865)
Interest income	27,493	3,969	115,125	(143,987)	2,600
	(98,912)	(1,768)	28,415	—	(72,265)
Other non-operating expense:					
Expenses resulting from early debt extinguishment and termination of hedge accounting for interest rate swaps	1,227	—	(3,146)	—	(1,919)
Other non-operating expense	(354)	—	—	—	(354)
	873	—	(3,146)	—	(2,273)
Income before income taxes	156,093	104,840	199,952	(304,792)	156,093
Benefit from income taxes	(19,850)	—	—	—	(19,850)
Net income	175,943	104,840	199,952	(304,792)	175,943
Less: Net income attributable to noncontrolling interest	(1,014)	—	—	—	(1,014)
Net income attributable to Arch Coal	$ 174,929	$104,840	$ 199,952	$(304,792)	$ 174,929

Condensed Consolidating Balance Sheets
December 31, 2009

	Parent/Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(In thousands)		
Assets					
Cash and cash equivalents	$ 54,255	$ 64	$ 6,819	$ —	$ 61,138
Receivables	16,339	15,574	199,457	—	231,370
Inventories	—	75,126	165,650	—	240,776
Other	28,741	101,407	23,350	—	153,498
Total current assets	99,335	192,171	395,276	—	686,782
Property, plant and equipment, net	7,783	1,809,340	1,549,063	—	3,366,186
Investment in subsidiaries	4,127,075	—	—	(4,127,075)	—
Intercompany receivables	(1,679,003)	232,076	1,446,927	—	—
Other	455,972	317,486	14,170	—	787,628
Total other assets	2,904,044	549,562	1,461,097	(4,127,075)	787,628
Total assets	$ 3,011,162	$2,551,073	$3,405,436	$(4,127,075)	$4,840,596
Liabilities					
Accounts payable	$ 12,828	$ 41,066	$ 74,508	$ —	$ 128,402
Accrued expenses	50,925	36,394	144,510	—	231,829
Income taxes	4,032	—	—	—	4,032
Current portion of long-term debt	134,012	—	133,452	—	267,464
Total current liabilities	201,797	77,460	352,470	—	631,727
Long-term debt	585,441	—	954,782	—	1,540,223
Asset retirement obligations	927	29,253	274,914	—	305,094
Accrued pension benefits	29,001	4,742	34,523	—	68,266
Accrued postretirement benefits other than pension	15,046	—	28,819	—	43,865
Accrued workers' compensation	10,595	14,448	4,067	—	29,110
Other noncurrent liabilities	44,287	27,213	26,743	—	98,243
Total liabilities	887,094	153,116	1,676,318	—	2,716,528
Redeemable noncontrolling interest	8,962	—	—	—	8,962
Stockholders' equity	2,115,106	2,397,957	1,729,118	(4,127,075)	2,115,106
Total liabilities and stockholders' equity	$ 3,011,162	$2,551,073	$3,405,436	$(4,127,075)	$4,840,596

Condensed Consolidating Balance Sheets
December 31, 2008

	Parent/Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(In thousands)		
Assets					
Cash and cash equivalents	$ 67,737	$ 61	$ 2,851	$ —	$ 70,649
Receivables	22,517	16,179	219,776	—	258,472
Inventories	—	57,842	133,726	—	191,568
Other	62,409	101,663	21,617	—	185,689
Total current assets	152,663	175,745	377,970	—	706,378
Property, plant and equipment, net	8,645	1,301,638	1,392,800	—	2,703,083
Investment in subsidiaries	3,159,018	—	—	(3,159,018)	—
Intercompany receivables	(1,509,964)	117,091	1,392,873	—	—
Other	361,089	184,362	24,052	—	569,503
Total other assets	2,010,143	301,453	1,416,925	(3,159,018)	569,503
Total assets	$ 2,171,451	$1,778,836	$3,187,695	$(3,159,018)	$3,978,964
Liabilities					
Accounts payable	$ 20,221	$ 52,490	$ 113,611	$ —	$ 186,322
Accrued expenses	90,900	32,560	134,627	—	258,087
Income taxes	1,873	—	—	—	1,873
Current portion of long-term debt	79,197	—	134,268	—	213,465
Total current liabilities	192,191	85,050	382,506	—	659,747
Long-term debt	142,800	—	956,148	—	1,098,948
Asset retirement obligations	1,052	26,920	227,397	—	255,369
Accrued pension benefits	31,608	5,262	36,616	—	73,486
Accrued postretirement benefits other than pension	20,672	—	37,491	—	58,163
Accrued workers' compensation	9,901	16,525	3,681	—	30,107
Other noncurrent liabilities	35,609	4,367	25,550	—	65,526
Total liabilities	433,833	138,124	1,669,389	—	2,241,346
Redeemable noncontrolling interest	8,885	—	—	—	8,885
Stockholders' equity	1,728,733	1,640,712	1,518,306	(3,159,018)	1,728,733
Total liabilities and stockholders' equity	$ 2,171,451	$1,778,836	$3,187,695	$(3,159,018)	$3,978,964

Condensed Consolidating Statements of Cash Flows
Year Ended December 31, 2009

	Parent/Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
		(In thousands)		
Cash provided by (used in) operating activities	$(168,427)	$ 338,956	$ 212,451	$ 382,980
Investing Activities				
Capital expenditures	(2,940)	(194,756)	(125,454)	(323,150)
Payments made to acquire Jacobs Ranch	(768,819)	—	—	(768,819)
Proceeds from dispositions of property, plant and equipment	—	734	91	825
Additions to prepaid royalties	—	(23,991)	(2,764)	(26,755)
Purchases of investments and advances to affiliates	(8,000)	(2,925)	—	(10,925)
Consideration paid related to prior business acquisitions	(4,767)	—	—	(4,767)
Reimbursement of deposits on equipment	—	—	3,209	3,209
Cash used in investing activities	(784,526)	(220,938)	(124,918)	(1,130,382)
Financing Activities				
Proceeds from the issuance of long-term debt	584,784	—	—	584,784
Proceeds from the sale of common stock	326,452	—	—	326,452
Net increase (decrease) in borrowings under lines of credit and commercial paper program	(85,000)	—	(815)	(85,815)
Net payments on other debt	(2,986)	—	—	(2,986)
Debt financing costs	(29,456)	—	(203)	(29,659)
Dividends paid	(54,969)	—	—	(54,969)
Issuance of common stock under incentive plans	84			84
Transactions with affiliates, net	200,562	(118,015)	(82,547)	—
Cash provided by (used in) financing activities	939,471	(118,015)	(83,565)	737,891
Increase (decrease) in cash and cash equivalents	(13,482)	3	3,968	(9,511)
Cash and cash equivalents, beginning of period	67,737	61	2,851	70,649
Cash and cash equivalents, end of period	$ 54,255	$ 64	$ 6,819	$ 61,138

Condensed Consolidating Statements of Cash Flows
Year Ended December 31, 2008

	Parent/Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
		(In thousands)		
Cash provided by (used in) operating activities	$(176,710)	$ 446,029	$ 409,818	$ 679,137
Investing Activities				
Capital expenditures	(3,210)	(207,530)	(286,607)	(497,347)
Proceeds from dispositions of property, plant and equipment	—	757	378	1,135
Additions to prepaid royalties	—	(19,229)	(535)	(19,764)
Purchases of investments and advances to affiliates	(3,000)	(4,466)	—	(7,466)
Consideration paid related to prior business acquisitions	(6,800)	—	—	(6,800)
Reimbursement of deposits on equipment	—	—	2,697	2,697
Cash used in investing activities	(13,010)	(230,468)	(284,067)	(527,545)
Financing Activities				
Purchases of treasury stock	(53,848)	—	—	(53,848)
Net increase (decrease) in borrowings under lines of credit and commercial paper program	45,000	—	(31,507)	13,493
Net payments on other debt	(2,907)	—	—	(2,907)
Debt financing costs	—	—	(233)	(233)
Dividends paid	(48,847)	—	—	(48,847)
Issuance of common stock under incentive plans	6,319	—	—	6,319
Transactions with affiliates, net	306,962	(215,554)	(91,408)	—
Cash provided by (used in) financing activities	252,679	(215,554)	(123,148)	(86,023)
Increase in cash and cash equivalents	62,959	7	2,603	65,569
Cash and cash equivalents, beginning of period	4,778	54	248	5,080
Cash and cash equivalents, end of period	$ 67,737	$ 61	$ 2,851	$ 70,649

Condensed Consolidating Statements of Cash Flows
Year Ended December 31, 2007

	Parent/Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
		(In thousands)		
Cash provided by (used in) operating activities	$(108,607)	$ 134,821	$ 304,596	$ 330,810
Investing Activities				
Capital expenditures	(2,776)	(338,164)	(147,423)	(488,363)
Proceeds from dispositions of property, plant and equipment	—	63,755	6,541	70,296
Additions to prepaid royalties	—	(19,181)	(532)	(19,713)
Purchases of investments and advances to affiliates	(3,650)	(1,890)	—	(5,540)
Reimbursement of deposits on equipment	—	—	18,325	18,325
Cash used in investing activities	(6,426)	(295,480)	(123,089)	(424,995)
Financing Activities				
Net increase (decrease) in borrowings under lines of credit and commercial paper program	56,901	—	76,575	133,476
Net payments on other debt	(2,696)	—	—	(2,696)
Debt financing costs	—	—	(202)	(202)
Dividends paid	(38,945)	—	—	(38,945)
Issuance of common stock under incentive plans	5,109	—	—	5,109
Transactions with affiliates, net	97,169	160,649	(257,818)	—
Cash provided by (used in) financing activities	117,538	160,649	(181,445)	96,742
Increase (decrease) in cash and cash equivalents	2,505	(10)	62	2,557
Cash and cash equivalents, beginning of period	2,273	64	186	2,523
Cash and cash equivalents, end of period	$ 4,778	$ 54	$ 248	$ 5,080

Arch Coal, Inc. and Subsidiaries

Valuation and Qualifying Accounts

	Balance at Beginning of Year	Additions (Reductions) Charged to Costs and Expenses	Charged to Other Accounts	Deductions(a)	Balance at End of Year
			(In thousands)		
Year ended December 31, 2009					
Reserves deducted from asset accounts:					
Other assets — other notes and accounts receivable	$ 225	$ (17)	$ —	$ 99	$ 109
Current assets — supplies and inventory	12,760	1,302	—	656	13,406
Deferred income taxes	395	725	—	—	1,120
Year ended December 31, 2008					
Reserves deducted from asset accounts:					
Other assets — other notes and accounts receivable	$ 216	$ 42	$ —	$ 33	$ 225
Current assets — supplies and inventory	13,500	1,548	—	2,288	12,760
Deferred income taxes	69,326	(57,973)	(3,899)(d)	7,059	395
Year ended December 31, 2007					
Reserves deducted from asset accounts:					
Other assets — other notes and accounts receivable	$ 3,156	$ (1,187)	$ —	$1,753	$ 216
Current assets — supplies and inventory	15,422	555	(2,122)(b)	355	13,500
Deferred income taxes	114,034	(38,681)	(3,603)(c)	2,424	69,326

(a) Reserves utilized, unless otherwise indicated.

(b) Balance upon disposition of Mingo Logan-Ben Creek complex.

(c) Amount includes $1.0 million related to the adoption of FIN 48, which was recorded as a reduction of the beginning balance of retained earnings and $2.6 million related to the reversal of tax benefits from the exercise of employee stock options that was recorded as paid-in capital.

(d) Relates to the reversal of tax benefits from the exercise of employee stock options that was recorded as paid-in capital.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arch Coal, Inc.

/s/ Steven F. Leer

Steven F. Leer
Chairman and Chief Executive Officer
March 1, 2010

Signatures	Capacity	Date
/s/ Steven F. Leer Steven F. Leer	Chairman and Chief Executive Officer (Principal Executive Officer)	March 1, 2010
/s/ John T. Drexler John T. Drexler	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	March 1, 2010
/s/ John W. Lorson John W. Lorson	Vice President and Chief Accounting Officer (Principal Accounting Officer)	March 1, 2010
/s/ James R. Boyd James R. Boyd	Director	March 1, 2010
/s/ Frank M. Burke Frank M. Burke	Director	March 1, 2010
/s/ John W. Eaves John W. Eaves	President, Chief Operating Officer and Director	March 1, 2010
/s/ Patricia F. Godley Patricia F. Godley	Director	March 1, 2010
/s/ Douglas H. Hunt Douglas H. Hunt	Director	March 1, 2010
/s/ Brian J. Jennings Brian J. Jennings	Director	March 1, 2010
/s/ Thomas A. Lockhart Thomas A. Lockhart	Director	March 1, 2010

Signatures	Capacity	Date
A. Michael Perry	Director	March 1, 2010
Robert G. Potter	Director	March 1, 2010
Theodore D. Sands	Director	March 1, 2010
Wesley M. Taylor	Director	March 1, 2010

*By: ______________________

Robert G. Jones,
Attorney-in-fact

Exhibit Index

Exhibit	Description
2.1	Purchase and Sale Agreement, dated as of December 31, 2005, by and between Arch Coal, Inc. and Magnum Coal Company (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on January 6, 2006).
2.2	Amendment No. 1 to the Purchase and Sale Agreement, dated as of February 7, 2006, by and between Arch Coal, Inc. and Magnum Coal Company (incorporated by reference to Exhibit 2.1 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2005).
2.3	Amendment No. 2 to the Purchase and Sale Agreement, dated as of April 27, 2006, by and between Arch Coal, Inc. and Magnum Coal Company (incorporated herein by reference to Exhibit 2.1 to the registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2006).
2.4	Amendment No. 3 to the Purchase and Sale Agreement, dated as of August 29, 2007, by and between Arch Coal, Inc. and Magnum Coal Company (incorporated herein by reference to Exhibit 2.1 to the registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2007).
2.5	Agreement, dated as of March 27, 2008, by and between Arch Coal, Inc. and Magnum Coal Company (incorporated herein by reference to Exhibit 2.1 to the registrant's Quarterly Report on Form 10-Q for the period ended March 31, 2008).
2.6	Amendment No. 1 to Agreement, dated as of February 5, 2009, by and between Arch Coal, Inc. and Magnum Coal Company (incorporated herein by reference to Exhibit 2.6 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2008).
2.7	Membership Interest Purchase Agreement, dated as of March 8, 2009, by and between Rio Tinto Sage LLC and Arch Coal, Inc. (incorporated herein by reference to Exhibit 2.1 to the registrant's Current Report on Form 8-K filed on March 12, 2009).
2.8	First Amendment to Membership Interest Purchase Agreement, dated as of April 16, 2009, by and between Rio Tinto Sage LLC and Arch Coal, Inc. (incorporated herein by reference to Exhibit 2.3 to the registrant's Quarterly Report on Form 10-Q for the period ended March 31, 2009).
2.9	Second Amendment to Membership Interest Purchase Agreement dated as of September 30, 2009, by and between Rio Tinto Sage LLC and Arch Coal, Inc. (incorporated herein by reference to Exhibit 2.1 to the registrant's Current Report on Form 8-K filed on October 1, 2009).
3.1	Restated Certificate of Incorporation of Arch Coal, Inc. (incorporated herein by reference to Exhibit 3.1 to the registrant's Current Report on Form 8-K filed on May 5, 2006).
3.2	Arch Coal, Inc. Bylaws, as amended effective as of December 5, 2008 (incorporated herein by reference to Exhibit 3.1 to the registrant's Current Report on Form 8-K filed on December 10, 2008).
4.1	Form of Rights Agreement, dated March 3, 2000 (incorporated herein by reference to Exhibit 1 to the registrant's Current Report on Form 8-A filed on March 9, 2000).
4.2	Indenture, dated as of June 25, 2003, by and among Arch Western Finance, LLC, Arch Coal, Inc., Arch Western Resources, LLC, Arch of Wyoming, LLC, Mountain Coal Company, L.L.C., Thunder Basin Coal Company, L.L.C. and The Bank of New York, as trustee (incorporated herein by reference to Exhibit 4.1 to the Registration Statement on Form S-4 (Reg. No. 333-107569) filed by Arch Western Finance, LLC on August 1, 2003).
4.3	First Supplemental Indenture dated October 22, 2004 among Arch Western Finance, LLC, Arch Western Resources, LLC, Arch of Wyoming, LLC, Arch Western Bituminous Group, LLC, Mountain Coal Company, L.L.C., Thunder Basin Coal Company, L.L.C., Triton Coal Company, LLC, and The Bank of New York, as trustee (incorporated herein by reference to Exhibit 4.4 to the registrant's Current Report on Form 8-K filed on October 28, 2004).
4.4	Indenture, dated as of July 31, 2009 by and among Arch Coal, Inc., the subsidiary guarantors named therein and U.S. Bank National Association, as trustee (incorporated herein by reference to Exhibit 4.1 to the registrant's Current Report on Form 8-K filed on July 31, 2009).
4.5	Registration Rights Agreement, dated July 31, 2009, by and among Arch Coal, Inc., the subsidiary guarantors named therein and Banc of America Securities LLC, Citigroup Global Markets Inc., Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc., as representatives of the initial purchasers named therein (incorporated herein by reference to Exhibit 4.2 to the registrant's Current Report on Form 8-K filed on July 31, 2009).
4.6	First Supplemental Indenture, dated as of February 8, 2010, by and among Arch Coal, Inc., the subsidiary guarantors named therein and U.S. Bank National Association, as trustee.

Exhibit	Description
10.1	Credit Agreement, dated as of December 22, 2004, by and among Arch Coal, Inc., the Banks party thereto, PNC Bank, National Association, as administrative agent, Citicorp USA, Inc., JPMorgan Chase Bank, N.A., and Wachovia Bank, National Association, as co-syndication agents, and Fleet National Bank, as documentation agent (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the registrant on December 28, 2004).
10.2	First Amendment to Credit Agreement, dated as of June 23, 2006, by and among Arch Coal, Inc., the banks party thereto, Citicorp USA, Inc., JPMorgan Chase Bank, N.A. and Wachovia Bank, National Association, each in its capacity as syndication agent, Bank of America, N.A. (as successor-by-merger to Fleet National Bank), as documentation agent, and PNC Bank, National Association, as administrative agent for the banks (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on June 27, 2006).
10.3	Second Amendment to Credit Agreement, dated as of October 3, 2006, by and among Arch Coal, Inc., the banks party thereto, Citicorp USA, Inc., JPMorgan Chase Bank, N.A. and Wachovia Bank, National Association, each in its capacity as syndication agent, Bank of America, N.A. (as successor-by-merger to Fleet National Bank), as documentation agent, and PNC Bank, National Association, as administrative agent for the banks (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on October 6, 2006).
10.4	Third Amendment to Credit Agreement, dated as of March 6, 2009, by and among Arch Coal, Inc., the banks party thereto, Citicorp USA, Inc., JPMorgan Chase Bank, N.A. and Wachovia Bank, National Association, each in its capacity as syndication agent, Bank of America, N.A. (as successor-by-merger to Fleet National Bank), as documentation agent, and PNC Bank, National Association, as administrative agent for the banks (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on March 12, 2009).
10.5	Fourth Amendment to Credit Agreement, dated as of August 27, 2009, by and among Arch Coal, Inc., the banks party thereto, Citicorp USA, Inc., JPMorgan Chase Bank, N.A. and Wachovia Bank, National Association, each in its capacity as syndication agent, Bank of America, N.A. (as successor-by-merger to Fleet National Bank), as documentation agent, and PNC Bank, National Association, as administrative agent for the banks. (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on August 28, 2009).
10.6*	Employment Agreement, dated November 10, 2006, between Arch Coal, Inc. and Steven F. Leer (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the registrant on November 16, 2006).
10.7*	Form of Employment Agreement for Executive Officers of Arch Coal, Inc. (other than Steven F. Leer) (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the registrant on November 16, 2006).
10.8	Coal Lease Agreement dated as of March 31, 1992, among Allegheny Land Company, as lessee, and UAC and Phoenix Coal Corporation, as lessors, and related guarantee (incorporated herein by reference to the Current Report on Form 8-K filed by Ashland Coal, Inc. on April 6, 1992).
10.9	Federal Coal Lease dated as of June 24, 1993 between the U.S. Department of the Interior and Southern Utah Fuel Company (incorporated herein by reference to Exhibit 10.17 to the registrant's Annual Report on Form 10-K for the year ended December 31, 1998).
10.10	Federal Coal Lease between the U.S. Department of the Interior and Utah Fuel Company (incorporated herein by reference to Exhibit 10.18 to the registrant's Annual Report on Form 10-K for the year ended December 31, 1998).
10.11	Federal Coal Lease dated as of July 19, 1997 between the U.S. Department of the Interior and Canyon Fuel Company, LLC (incorporated herein by reference to Exhibit 10.19 to the registrant's Annual Report on Form 10-K for the year ended December 31, 1998).
10.12	Federal Coal Lease dated as of January 24, 1996 between the U.S. Department of the Interior and the Thunder Basin Coal Company (incorporated herein by reference to Exhibit 10.20 to the registrant's Annual Report on Form 10-K for the year ended December 31, 1998).
10.13	Federal Coal Lease Readjustment dated as of November 1, 1967 between the U.S. Department of the Interior and the Thunder Basin Coal Company (incorporated herein by reference to Exhibit 10.21 to the registrant's Annual Report on Form 10-K for the year ended December 31, 1998).
10.14	Federal Coal Lease effective as of May 1, 1995 between the U.S. Department of the Interior and Mountain Coal Company (incorporated herein by reference to Exhibit 10.22 to the registrant's Annual Report on Form 10-K for the year ended December 31, 1998).

Exhibit	Description
10.15	Federal Coal Lease dated as of January 1, 1999 between the Department of the Interior and Ark Land Company (incorporated herein by reference to Exhibit 10.23 to the registrant's Annual Report on Form 10-K for the year ended December 31, 1998).
10.16	Federal Coal Lease dated as of October 1, 1999 between the U.S. Department of the Interior and Canyon Fuel Company, LLC (incorporated herein by reference to Exhibit 10 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999).
10.17	Federal Coal Lease effective as of March 1, 2005 by and between the United States of America and Ark Land LT, Inc. covering the tract of land known as "Little Thunder" in Campbell County, Wyoming (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the registrant on February 10, 2005).
10.18	Modified Coal Lease (WYW71692) executed January 1, 2003 by and between the United States of America, through the Bureau of Land Management, as lessor, and Triton Coal Company, LLC, as lessee, covering a tract of land known as "North Rochelle" in Campbell County, Wyoming (incorporated by reference to Exhibit 10.24 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2004).
10.19	Coal Lease (WYW127221) executed January 1, 1998 by and between the United States of America, through the Bureau of Land Management, as lessor, and Triton Coal Company, LLC, as lessee, covering a tract of land known as "North Roundup" in Campbell County, Wyoming (incorporated by reference to Exhibit 10.24 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2004).
10.20	State Coal Lease executed October 1, 2004 by and between The State of Utah, Thru School & Institutional Trust Lands Admin, as lessor, and Ark Land Company and Arch Coal, Inc., as lessees, covering a tract of land located in Seiever County, Utah (incorporated by reference to Exhibit 10.20 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2006).
10.21	State Coal Lease executed September 1, 2000 by and between The State of Utah, Thru School & Institutional Trust Lands Admin, as lessor, and Canyon Fuel Company, LLC, as lessee, for lands located in Carbon County, Utah (incorporated by reference to Exhibit 10.21 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2006).
10.22	Federal Coal Lease executed September 1, 1996 by and between the Bureau of Land Management, as lessor, and Canyon Fuel Company, LLC, as lessee, covering a tract of land known as "The North Lease" in Carbon County, Utah (incorporated by reference to Exhibit 10.22 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2006).
10.23	State Coal Lease executed January 18, 2008 by and between The State of Utah, Thru School & Institutional Trust Lands Admin, as lessor, and Ark Land Company, as lessee, for lands located in Emery County, Utah (incorporated by reference to Exhibit 10.21 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2008).
10.24	Form of Indemnity Agreement between Arch Coal, Inc. and Indemnitee (as defined therein) (incorporated herein by reference to Exhibit 10.15 to the Registration Statement on Form S-4 (Registration No. 333-28149) filed by the registrant on May 30, 1997).
10.25*	Arch Coal, Inc. Incentive Compensation Plan For Executive Officers (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the registrant on February 28, 2005).
10.26*	Arch Coal, Inc. Deferred Compensation Plan (incorporated herein by reference to Exhibit 10.3 to the registrant's Current Report on Form 8-K filed on December 11, 2008).
10.27*	Arch Coal, Inc. 1997 Stock Incentive Plan (as amended and restated on December 5, 2008) (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on December 11, 2008).
10.28*	Arch Mineral Corporation 1996 ERISA Forfeiture Plan (incorporated herein by reference to Exhibit 10.20 to the Registration Statement on Form S-4 (Registration No. 333-28149) filed by the registrant on May 30, 1997).
10.29*	Arch Coal, Inc. Outside Directors' Deferred Compensation Plan (incorporated herein by reference to Exhibit 10.4 of the registrant's Current Report on Form 8-K filed on December 11, 2008).
10.30*	Arch Coal, Inc. Supplemental Retirement Plan (as amended on December 5, 2008) (incorporated herein by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K filed on December 11, 2008).
10.31	Receivables Purchase Agreement, dated as of February 3, 2006, among Arch Receivable Company, LLC, Arch Coal Sales Company, Inc., Market Street Funding LLC, as issuer, the financial institutions from time to time party thereto, as LC Participants, and PNC Bank, National Association, as Administrator on behalf of the Purchasers and as LC Bank (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on February 15, 2006).

Exhibit	Description
10.32	First Amendment to Receivables Purchase Agreement, dated as of April 24, 2006, among Arch Receivable Company, LLC, Arch Coal Sales Company, Inc., Market Street Funding LLC, the financial institutions from time to time party thereto, as LC Participants, and PNC Bank, National Association, as Administrator on behalf of the Purchasers and as LC Bank (incorporated herein by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q for the period ended March 31, 2006).
10.33	Second Amendment to Receivables Purchase Agreement, dated as of June 23, 2006, among Arch Receivable Company, LLC, Arch Coal Sales Company, Inc., Market Street Funding LLC, the various financial institutions party thereto and PNC Bank, National Association, as administrator and as LC Bank (incorporated by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K filed on June 27, 2006).
10.34	Third Amendment to Receivables Purchase Agreement, dated as of May 22, 2008, among Arch Receivable Company, LLC, Arch Coal Sales Company, Inc., Market Street Funding LLC, the various financial institutions party thereto and PNC Bank, National Association, as administrator and as LC Bank (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on May 23, 2008).
10.35	Fourth Amendment to Receivables Purchase Agreement, dated as of March 31, 2009, among Arch Receivable Company, LLC, Arch Coal Sales Company, Inc., Market Street Funding LLC, the various financial institutions party thereto and PNC Bank, National Association, as administrator and as LC Bank. (incorporated herein by reference to Exhibit 10.3 to the registrant's Quarterly Report on Form 10-Q for the period ended March 31, 2009).
10.36*	Form of Restricted Stock Unit Contract (incorporated herein by reference to Exhibit 10.5 to the registrant's Current Report on Form 8-K filed on February 24, 2006).
10.37*	Form of Non-Qualified Stock Option Agreement (for stock options granted prior to February 21, 2008) (incorporated herein by reference to Exhibit 10.35 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2006).
10.38*	Form of 2008 Restricted Stock Unit Contract for Messrs. Leer and Eaves (incorporated herein by reference to Exhibit 10.3 to the registrant's Current Report on Form 8-K filed on February 27, 2008).
10.39*	Form of 2008 Non-Qualified Stock Option Agreement for Messrs. Leer and Eaves (incorporated herein by reference to Exhibit 10.4 to the registrant's Current Report on Form 8-K filed on February 27, 2008).
10.40*	Form of Non-Qualified Stock Option Agreement (for stock options granted on or after February 21, 2008) (incorporated herein by reference to Exhibit 10.5 to the registrant's Current Report on Form 8-K filed on February 27, 2008).
10.41*	Form of Performance Unit Contract (incorporated herein by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K filed on February 23, 2009).
12.1	Computation of ratio of earnings to combined fixed charges and preference dividends.
21.1	Subsidiaries of the registrant.
23.1	Consent of Ernst & Young LLP.
23.2	Consent of Weir International, Inc.
24.1	Power of Attorney.
31.1	Rule 13a-14(a)/15d-14(a) Certification of Steven F. Leer.
31.2	Rule 13a-14(a)/15d-14(a) Certification of John T. Drexler.
32.1	Section 1350 Certification of Steven F. Leer.
32.2	Section 1350 Certification of John T. Drexler.
101	Interactive Data File (Form 10-K for the year ended December 31, 2009 furnished in XBRL). The financial information contained in the XBRL-related documents is "unaudited" and "unreviewed" and, in accordance with Rule 406T of Regulation S-T, is not deemed "filed" for purposes of Sections 11 and 12 of the Securities Act of 1933, as amended, and Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under these sections.

* Denotes management contract or compensatory plan arrangements.

Exhibit 31.1

Certification

I, Steven F. Leer, certify that:

1. I have reviewed this annual report on Form 10-K of Arch Coal, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Steven F. Leer

Steven F. Leer
Chairman and Chief Executive Officer

Date: March 1, 2010

Exhibit 31.2

Certification

I, John T. Drexler, certify that:

1. I have reviewed this annual report on Form 10-K of Arch Coal, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

John T. Drexler
Senior Vice President and Chief Financial Officer

Date: March 1, 2010



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RECONCILIATION OF NON-GAAP MEASURES

This annual report contains certain non-GAAP financial measures, as defined under Regulation G of the Securities Exchange Act of 1934, as amended. The reconciliation of these non-GAAP financial measures to the most comparable GAAP financial measures is presented below.

Adjusted EBITDA

Adjusted EBITDA is defined as net income attributable to the Company before the effect of net interest expense, income taxes, depreciation, depletion and amortization and the amortization of acquired sales contracts, net. Adjusted EBITDA may also be adjusted for items that may not reflect the trend of future results.

Adjusted EBITDA is not a measure of financial performance in accordance with generally accepted accounting principles, and items excluded to calculate Adjusted EBITDA are significant in understanding and assessing our financial condition. Therefore, Adjusted EBITDA should not be considered in isolation nor as an alternative to net income, income from operations, cash flows from operations or as a measure of our profitability, liquidity or performance under generally accepted accounting principles. We believe that Adjusted EBITDA presents a useful measure of our ability to service and incur debt based on ongoing operations. Furthermore, analogous measures are used by industry analysts to evaluate operating performance. In addition, acquisition-related expenses are excluded to make results more comparable between periods. Investors should be aware that our presentation of Adjusted EBITDA may not be comparable to similarly titled measures used by other companies. The table below shows how we calculate Adjusted EBITDA.

	Year Ended December 31,		
	2009	2008	2007
	(Amounts in millions) (Unaudited)		
Net income	$ 42.2	$355.2	$175.9
Income tax expense (benefit)	(16.8)	41.8	(19.9)
Interest expense, net	98.3	64.3	72.3
Depreciation, depletion and amortization	301.6	293.5	243.7
Amortization of acquired sales contracts, net	19.6	(0.7)	(1.6)
Costs related to acquisition of Jacobs Ranch	13.8	—	—
Other non-operating expenses	—	—	2.3
Net income attributable to noncontrolling interest	—	(0.9)	(1.0)
Adjusted EBITDA	$458.7	$753.2	$471.7

Adjusted net income and adjusted diluted earnings per common share

Adjusted net income and adjusted diluted earnings per common share are adjusted for the after-tax impact of acquisition-related expenses and are not measures of financial performance in accordance with generally accepted accounting principles. Adjusted diluted earnings per common share is obtained by dividing adjusted net income by diluted weighted average shares outstanding. Adjustments made to arrive at these amounts are significant in understanding and assessing our financial condition. Therefore, adjusted net income and adjusted diluted earnings per share should not be considered in isolation nor as an alternative to net income or diluted earnings per common share under generally accepted accounting principles. We believe that adjusted net income and adjusted diluted earnings per common share better reflect the trend of future results.

	Year Ended December 31,		
	2009	2008	2007
	(Amounts in millions, except per share data) (Unaudited)		
Net income attributable to Arch Coal	$ 42.2	$354.3	$174.9
Amortization of acquired sales contracts, net	19.6	—	—
Costs related to acquisition of Jacobs Ranch	13.8	—	—
Tax impact of adjustments	(12.2)	—	—
Adjusted net income	$ 63.4	$354.3	$174.9
Diluted weighted average shares outstanding	151.3	144.4	144.0
Adjusted diluted earnings per share	$ 0.42	$ 2.45	$ 1.21

Arch Coal, Inc. Shareholder Information

Common Stock

Our common stock is listed and traded on the New York Stock Exchange under the ticker symbol ACI. On February 22, 2010, our common stock closed at $22.44, and we had approximately 7,421 holders of record of our common stock on that date.

Dividends

Arch paid dividends on our common stock totaling $0.36 per share in 2009. There is no assurance as to the amount or payment of dividends in future periods because they are dependent on our future earnings, capital requirements and financial condition.

Code of Business Conduct

We operate under a code of business conduct that applies to all of our salaried employees, including our chief executive officer, chief financial officer and chief accounting officer. The code is published under "Corporate Governance" at http://investor.archcoal.com.

Corporate Governance Guidelines

Our board of directors has adopted corporate governance guidelines that address various matters pertaining to director selection and duties. The guidelines are published under "Corporate Governance" at http://investor.archcoal.com.

Independent Public Accounting Firm

Ernst & Young LLP
190 Carondelet Plaza, Suite 1300
St. Louis, Missouri 63105

Financial Information

Please direct any inquiries or requests for documents to:

Investor Relations
Arch Coal, Inc.
One CityPlace Drive, Suite 300
St. Louis, Missouri 63141
(314) 994-2897
www.archcoal.com

Transfer Agent

Questions regarding shareholder records, stock transfers, stock certificates, dividends or other stock inquiries (other than our Dividend Reinvestment and Direct Stock Purchase Plan) should be directed to:

American Stock Transfer & Trust Company
59 Maiden Lane, Plaza Level
New York, New York 10038
(800) 360-4519
www.amstock.com

Requests for information about our dividend reinvestment and direct stock purchase plan should be directed to:

American Stock Transfer & Trust Company
P.O. Box 922, Wall Street Station
New York, New York 10269
(877) 390-3073
www.amstock.com

Board of Directors

JAMES R. BOYD (a)(b)*(c)
Lead Director, Arch Coal, Inc.; Retired Senior Vice President and Group Operating Officer, Ashland Inc.

FRANK M. BURKE (a)*(b)(d)
Chairman, Chief Executive Officer and Managing Partner, Burke Mayborn Company, Ltd.

JOHN W. EAVES (c)(e)
President and Chief Operating Officer, Arch Coal, Inc.

PATRICIA F. GODLEY (a)(c)(e)*
Partner, Van Ness Feldman, P.C.

DOUGLAS H. HUNT (c)(d)(e)
Director of Acquisitions, Petro-Hunt, LLC

BRIAN J. JENNINGS (a)(c)(e)
President and Chief Executive Officer, Rise Energy Partners, L.P.

STEVEN F. LEER (c)
Chairman and Chief Executive Officer, Arch Coal, Inc.

THOMAS A. LOCKHART (a)(c)(d)
State Representative, Wyoming House of Representatives

A. MICHAEL PERRY (a)(b)(e)
Retired Chairman of the Board, Bank One, West Virginia, N.A.

ROBERT G. POTTER (a)(b)(d)*
Retired Chairman and Chief Executive Officer, Solutia Inc.

THEODORE D. SANDS (c)*(d)(e)
President, HAAS Capital, LLC

WESLEY M. TAYLOR (c)(d)(e)*
Retired President, TXU Generation

(a) Audit Committee
(b) Nominating and Corporate Governance Committee
(c) Finance Committee
(d) Personnel and Compensation Committee
(e) Energy and Environmental Policy Committee
* Committee Chair

Senior Officers

STEVEN F. LEER
Chairman and Chief Executive Officer

JOHN W. EAVES
President and Chief Operating Officer

C. HENRY BESTEN
Senior Vice President, Strategic Development

JOHN T. DREXLER
Senior Vice President and Chief Financial Officer

ROBERT G. JONES
Senior Vice President – Law, General Counsel and Secretary

PAUL A. LANG
Senior Vice President, Operations

SHEILA B. FELDMAN
Vice President, Human Resources

DAVID B. PEUGH
Vice President, Business Development

DECK S. SLONE
Vice President, Government, Investor and Public Affairs

DAVID N. WARNECKE
Vice President, Marketing and Trading

Design: Falk Harrison, St. Louis, Missouri. www.falkharrison.com

Photo credit: Pages 6 and 7 show one of 23 electric-powered distribution centers in the United States operated by O'Reilly Automotive.


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ARCH COAL, INC. ONE CITYPLACE DRIVE, SUITE 300 ST. LOUIS, MISSOURI 63141 314-994-2700